As filed with the Securities and Exchange Commission on July 1, 2019

Registration No.          333-

811- 06459

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933	X
Pre-Effective Amendment No.
Post-Effective Amendment No.

and

REGISTRATION STATEMENT UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 92

MERRILL LYNCH LIFE VARIABLE ANNUITY

SEPARATE ACCOUNT A

(Exact Name of Registrant)

TRANSAMERICA LIFE INSURANCE COMPANY

(Name of Depositor)

(Former Depositor, Transamerica Advisors Life Insurance Company)

4333 Edgewood Road, NE

Cedar Rapids, IA 52499

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number: (319) 355-8511

Brian Stallworth, Esq.

Transamerica Life Insurance Company

c/o Office of the General Counsel

4333 Edgewood Road, N.E.

Cedar Rapids, IA 52499-4240

(Name and Address of Agent for Service)

Title of Securities Being Registered:          Flexible Premium Individual Deferred Variable Annuity Contracts

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of the Registration statement.

Registrant is filing this Registration Statement for the purpose of registering interests under Merrill Lynch Retirement PowerSM variable annuity contracts (“Contracts”) on a new Form N-4. Interests under the Contracts were previously registered on Form N-4 (File No. 333-90243) and funded by Merrill Lynch Life Variable Annuity Separate Account A (File No. 811-06459). Upon effectiveness of the merger between Transamerica Advisors Life Insurance Company with and into Transamerica Life Insurance Company (“TLIC”), TLIC became the obligor of the Contracts and Merrill Lynch Life Variable Annuity Separate Account A was transferred intact to TLIC.

MERRILL LYNCH RETIREMENT POWERSM

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY

(Former Depositor, Transamerica Advisors Life Insurance Company)

Merrill Lynch Life Variable Annuity Separate Account A

Supplement Dated July 1, 2019

to the

Prospectus dated May 1, 2006

Home Office: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52249

Service Center: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52499-0001

Phone: (800) 355-8511

Transamerica Life Insurance Company (“TLIC”) is amending the prospectus for the Merrill Lynch Retirement PowerSM contracts (the “Contracts”) to provide information regarding the merger (the “Merger”) of the issuer of your Contract, Transamerica Advisors Life Insurance Company (“TALIC”, formerly known as Merrill Lynch Life Insurance Company), with and into TLIC.

TALIC had stopped issuing new Contracts by 2006. Following the Merger, TLIC will not issue new TALIC Contracts.

Effective on or about July 1, 2019, TALIC merged with and into its affiliate TLIC. Before the Merger, TALIC was the issuer of the Contracts. Upon consummation of the Merger, TALIC’s corporate existence ceased by operation of law, and TLIC assumed legal ownership of all of the assets of TALIC, including Merrill Lynch Life Variable Annuity Separate Account A (the “Separate Account”) that funds the Contracts, and the assets of the Separate Account. As a result of the merger, TLIC became responsible for all liabilities and obligations of TALIC, including those created under the Contracts. The Contracts have thereby become flexible premium individual deferred variable annuity contracts funded by a separate account of TLIC.

The Merger did not affect the terms of, or the rights and obligations under your Contract, other than to change the insurance company that provides your Contract benefits from TALIC to TLIC. The Merger also did not result in any adverse tax consequences for any Contract owners, and Contract owners will not be charged additional fees or expenses as a result of the Merger. You will receive a Contract endorsement from TLIC that reflects the change from TALIC to TLIC. Until we amend all forms we use that are related to the Contracts, we may still reflect TALIC in correspondence and disclosure to you.

I. The following are the available investment options:

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
AIM Variable Insurance Funds (Invesco Variable Insurance Funds) – Series I Shares
Invesco V.I. Comstock Fund	Invesco V.I. Comstock Fund	Invesco Advisers, Inc.
Invesco V.I. Core Equity Fund	Invesco V.I. Core Equity Fund	Invesco Advisers, Inc.
Invesco V.I. International Growth Fund	Invesco V.I. International Growth Fund	Invesco Advisers, Inc.
AB Variable Products Series Fund, Inc. – Class A
AB Growth and Income Portfolio	AB Growth and Income Portfolio	AllianceBernstein L.P.
American Century Variable Portfolios, Inc. – Class I
VP Ultra® Fund	VP Ultra® Fund	American Century Investment Management, Inc.
BlackRock Variable Series Funds, Inc. – Class I Shares
BlackRock Advantage U.S. Total Market V.I. Fund	BlackRock Advantage U.S. Total Market V.I. Fund	BlackRock Advisors, LLC
BlackRock Basic Value V.I. Fund	BlackRock Basic Value V.I. Fund	BlackRock Advisors, LLC
BlackRock Capital Appreciation V.I. Fund	BlackRock Capital Appreciation V.I. Fund	BlackRock Advisors, LLC
SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR

BlackRock Government Money Market V.I. Fund	BlackRock Government Money Market V.I. Fund	BlackRock Advisors, LLC
BlackRock International V.I. Fund	BlackRock International V.I. Fund	BlackRock Advisors, LLC
BlackRock S&P 500 Index V.I. Fund	BlackRock S&P 500 Index V.I. Fund	BlackRock Advisors, LLC
BlackRock Variable Series Funds II, Inc. – Class I Shares
BlackRock Total Return V.I. Fund	BlackRock Total Return V.I. Fund	BlackRock Advisors, LLC
BlackRock U.S. Government Bond V.I. Fund	BlackRock U.S. Government Bond V.I. Fund	BlackRock Advisors, LLC
Davis Variable Account Fund, Inc.
Davis Value Portfolio	Davis Value Portfolio	Davis Selected Advisers, LP
Federated Insurance Series – Primary Shares
Federated Managed Volatility Fund II - Primary Shares	Federated Managed Volatility Fund II - Primary Shares	Federated Equity Management Company of Pennsylvania
Federated Kaufmann Fund II	Federated Kaufmann Fund II	Federated Equity Management Company of Pennsylvania
MFS® Variable Insurance Trust - Initial Class
MFS® Growth Series	MFS® Growth Series	MFS® Investment Management
PIMCO Variable Insurance Trust - Administrative Class Shares
Total Return Portfolio	Total Return Portfolio	Pacific Investment Management Company LLC
Transamerica Funds - Class A Shares
TA Asset Allocation - Conservative	Transamerica Asset Allocation- Conservative	J.P. Morgan Investment Management, Inc.
TA Asset Allocation - Moderate	Transamerica Asset Allocation- Moderate	J.P. Morgan Investment Management, Inc.
TA Asset Allocation - Moderate Growth	Transamerica Asset Allocation- Moderate Growth	J.P. Morgan Investment Management, Inc.
TA Multi-Managed Balanced	Transamerica Multi-Managed Balanced	J.P. Morgan Investment Management, Inc. and Aegon USA Investment Management, LLC
Transamerica Series Trust - Initial Class
TA T. Rowe Price Small Cap	Transamerica T. Rowe Price Small Cap VP	T. Rowe Price Associates, Inc.
Transamerica Series Trust - Service Class
TA Barrow Hanley Divided Focused	Transamerica Barrow Hanley Divided Focused VP	Barrow, Hanley, Mewhinney, & Strauss, LLC

II. The following hereby replaces the section of the prospectus describing the insurance company issuer of the Contracts:

Transamerica Life Insurance Company

Transamerica Life Insurance Company was incorporated under the laws of the State of Iowa on April 19, 1961 as NN Investors Life Insurance Company, Inc. It is engaged in the sale of life and health insurance and annuity contracts. The Company is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by Aegon N.V. of The Netherlands, the securities of which are publicly traded. Aegon N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. The Company is licensed in the District of Columbia, Guam, Puerto Rico, the U.S. Virgin Islands, and all states except New York.

III. The following is hereby added to the “FEATURES AND BENEFITS OF THE POLICY” section of the prospectus:

Automatic Investment Feature

As of the close of business on July 17, 2009, the following change was effective:

We no longer offer the Automatic Investment Feature, if applicable. If you are currently enrolled in the Automatic Investment Feature, your premiums will no longer be automatically deducted from the MLPF&S brokerage account.

Signature Guarantee

As a protection against fraud, we require a signature guarantee (i.e., Medallion Signature Guarantee as required by us) for the following transaction requests:

● Any surrenders over $250,000 unless it is a custodial owned annuity;

● Any non-electronic disbursement request made on or within 15 days of a change to the address of record for a policy owner’s account;

● Any electronic fund transfer instruction changes on or within 15 days of an address change;

● Any surrender when the Company has been directed to send proceeds to a different personal address from the address of record for that policy owner’s account. PLEASE NOTE: This requirement will not apply to requests made in connection with exchanges of one annuity for another with the same owner in a “tax-free exchange”;

● Any surrender when the Company does not have an originating or guaranteed signature on file unless it is a custodial owned annuity; ● Any other transaction we require.

We may change the specific requirements listed above, or add signature guarantees in other circumstances, in our discretion if we deem it necessary or appropriate to help protect against fraud. For current requirements, please refer to the requirements listed on the appropriate form or call us at (800) 355-8511.

You can obtain a Medallion signature guarantee from more than 7,000 financial institutions across the United States and Canada that participate in the Medallion signature guarantee program. The best source of a Medallion signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business. A notary public cannot provide a Medallion signature guarantee. Notarization will not substitute for a Medallion signature guarantee when required.

IV. The following hereby replaces the Disruptive Trading section of the prospectus:

Market Timing and Disruptive Trading

Statement of Contract. This variable annuity was not designed to accommodate market timing or frequent or large transfers among the subaccounts or between the subaccounts and any fixed account investment option. (Both frequent and large transfers may be considered disruptive.)

Market timing and disruptive trading can adversely affect you, other owners, beneficiaries and underlying fund portfolios. The adverse effects may include: (1) dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”); (2) an adverse effect on portfolio management, such as (a) impeding a portfolio manager’s ability to seek or sustain an investment objective; (b) causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or (c) causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio; and (3) increased brokerage and administrative expenses. These costs are borne by all owners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain subaccounts at the request of the corresponding underlying fund portfolios) and we do not make special arrangements or grant exceptions to accommodate market timing or potentially disruptive trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading or have concerns about our inability to detect or prevent any such trading.

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer harm from market timing and disruptive trading among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine that you or anyone acting on your behalf is engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature transmitted to us only by U.S. mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the premium payment or transfer, or series of premium payments or transfers, would have a negative impact on an underlying fund portfolio’s operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer, or (3) because of a history of market timing or disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. Because determining whether to impose any such special restrictions depends on our judgment and discretion, it is possible that some owners could engage in disruptive trading that is not permitted for others. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more trades or variable insurance products that we believe are connected by owner or persons engaged in trading on behalf of owners.

In addition to our internal policies and procedures, we will administer your variable annuity to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

•	impose redemption fees on transfers; or
•

expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or

•	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions imposed by the underlying funds or our competitors may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

In the absence of a prophylactic transfer restriction (e.g., expressly limiting the number of trades within a given period or limiting trades by their size), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it (although some level of market timing and disruptive trading can occur despite the imposition of a prophylactic transfer restriction). As noted above, we do not impose a prophylactic transfer restriction and, therefore, it is likely that some level of market timing and disruptive trading will occur before we are able to detect it and take steps in an attempt to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by owners (or those acting on their behalf ) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment options available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter harmful trading that may adversely affect other owners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the investment options under the variable insurance product. In addition, we may not honor transfer requests if any variable investment option that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for less than a certain period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Owners should be aware that we do not monitor transfer requests from owners or persons acting on behalf of owners against, nor do we apply, the frequent trading policies and procedures of the respective underlying fund portfolios that would be affected by the transfers.

Owners should be aware that we are required to provide to an underlying fund portfolio or its payee, promptly upon request, certain information about the trading activity of individual owners, and to restrict or prohibit further purchases or transfers by specific owners or persons acting on their behalf, identified by an underlying fund portfolio as violating the frequent trading policies established for the underlying fund portfolio. Please read the prospectuses for the underlying fund portfolios for information about restrictions on transfers.

Omnibus Orders. Owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it may affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment options correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing or disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

V. The following hereby replaces Federal Income Taxes section of the prospectus:

TAX INFORMATION

NOTE: We have prepared the following information on federal taxes as a general discussion of the subject. It is not intended as tax advice to any taxpayer. The federal tax consequences discussed herein reflects our understanding of current law, and the law may change. No representation is made regarding the likelihood of continuation of the present federal tax law or of the current interpretations by the Internal Revenue Service. The discussion briefly references federal estate, gift and generation-skipping transfer taxes, but principally discusses federal income taxes. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under the contract. You should consult your own tax adviser about your own circumstances.

Introduction

Deferred annuity policies are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code (the “Code”) for annuities. Simply stated, these rules generally provide that individuals will not be taxed on the earnings, if any, on the money held in an annuity contract until withdrawn. This is referred to as tax deferral. When a non-natural person (e.g., corporation or certain trusts) owns a nonqualified contract, the contract will generally not be treated as an annuity for tax purposes. Thus, the owner must generally include in income any increase in the contract value over the investment in the contract during each taxable year.

There are different rules as to how you will be taxed depending on how you take the money out and the type of contract-qualified or nonqualified.

If you purchase the contract as an individual retirement annuity or as a part of a 403(b) plan, 457 plan, a pension plan, a profit sharing plan (including a 401(k) plan), or certain other employer sponsored retirement programs, your contract is referred to as a qualified contract. There is no additional tax deferral benefit derived from placing qualified funds into a variable annuity. Features other than tax deferral should be considered in the purchase of a qualified contract. There are limits on the amount of contributions you can make to a qualified contract. Other restrictions may apply including terms of the plan in which you participate. To the extent there is a conflict between a plan’s provisions and a contract’s provisions, the plan’s provisions will control.

If you purchase the contract other than as part of any arrangement described in the preceding paragraph, the contract is referred to as a nonqualified contract.

You will generally not be taxed on increases in the value of your contract, whether qualified or nonqualified, until a distribution occurs (e.g., as a surrender, withdrawal, or as annuity payments). However, you may be subject to current taxation if you assign or pledge or enter into an agreement to assign or pledge any portion of the contract. You may also be subject to current taxation if you make a gift of a nonqualified contract without valuable consideration. All amounts received from the contract that are includible in income are taxed at ordinary income rates; no amounts received from the contract are taxable at the lower rates applicable to capital gains.

The Internal Revenue Service (“IRS”) has not reviewed the contract for qualification as an IRA annuity, and has not addressed in a ruling of general applicability whether the death benefit options and riders available, with the contract, if any, comport with IRA qualification requirements.

The value of living and death benefit options and riders elected may need to be taken into account in calculating minimum required distributions from a qualified plan/or contract.

We may occasionally enter into settlements with owners and beneficiaries to resolve issues relating to the contract. Such settlements will be reported on the applicable tax form (e.g., Form 1099) provided to the taxpayer and the taxing authorities.

Taxation of Us

We are at present taxed as a life insurance company under part I of Subchapter L of the Code. The Separate Account is treated as a part of us and, accordingly, will not be taxed separately as a “regulated investment company” under Subchapter M of the Code. We do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the Separate Account retained as part of the reserves under the Contract. Based on this expectation, it is anticipated that no charges will be made against the Separate Account for federal income taxes. If in future years, any federal income taxes are incurred by us with respect to the Separate Account, we may make a charge to that account. We may benefit from any dividends received or foreign tax credits attributable to taxes paid by certain underlying fund portfolios to foreign jurisdictions to the extent permitted under federal tax law.

Tax Status of a Nonqualified Contract

Diversification Requirements. In order for a nonqualified variable contract which is based on a segregated asset account to qualify as an annuity contract under Section 817(h) of the Code, the investments made by such account must be “adequately diversified” in accordance with Treasury Regulations. The Regulations apply a diversification requirement to each of the subaccounts. Each separate account, through its underlying fund portfolios and their portfolios, intends to comply with the diversification requirements of the Regulations. We have entered into agreements with each underlying fund portfolio company that require the portfolios to be operated in compliance with the Regulations but we do not have control over the underlying fund portfolio companies. The owners bear the risk that the entire contract could be disqualified as an annuity contract under the Code due to the failure of a subaccount to be deemed to be “adequately diversified.”

Owner Control. In some circumstances, owners of variable policies who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. In Revenue Ruling 2003-91, the IRS stated that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances.

Revenue Ruling 2003-91 also gave an example of circumstances under which the owner of a variable contract would not possess sufficient control over the assets underlying the contract to be treated as the owner of those assets for federal income tax purposes. To the extent the circumstances relating to the issuance and ownership of a contract vary from those described in Revenue Ruling 2003-91, owners bear the risk that they will be treated as the owner of separate account assets and taxed accordingly.

We believe that the owner of a contract should not be treated as the owner of the underlying assets. We reserve the right to modify the policies to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the policies from being treated as the owners of the underlying separate account assets. Concerned owners should consult their own tax advisers regarding the tax matter discussed above.

Distribution Requirements. The Code requires that nonqualified policies contain specific provisions for distribution of contract proceeds upon the death of any owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such policies provide that if any owner dies on or after the annuity starting date and before the entire interest in the contract has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner’s death. If any owner dies before the annuity starting date, the entire interest in the contract must generally be distributed (1) within 5 years after such owner’s date of death or (2) to (or for the benefit of) a designated beneficiary, over the life of such designated beneficiary (or over a period not extending beyond the life expectancy of such beneficiary) and such distribution begin no later than 1 year after the date of the owner’s death (also known as a “stretch” payout). The designated beneficiary must be an individual. The only method we use for making distribution payments from a nonqualified “stretch” payment option is the required minimum distribution method as set forth in Revenue Ruling 2002-62. The applicable payments are calculated using the Single Life Expectancy Table set forth in Treasury Regulations § 1.401(a)(9)-9, A-1. However, if upon such owner’s death the owner’s surviving spouse is the designated beneficiary of the contract, then the contract may be continued with the surviving spouse as the new owner. If any owner is a non-natural person (except in the case of certain grantor trusts), then for purposes of these distribution requirements, the primary annuitant shall be treated as an owner and any death or change of such primary annuitant shall be treated as the death of an owner.

The nonqualified policies contain provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the policies satisfy all such Code requirements. The provisions contained in the policies will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise.

Taxation of a Nonqualified Contract

The following discussion assumes the contract qualifies as an annuity contract for federal income tax purposes.

In General. Code Section 72 governs taxation of annuities in general. We believe that an owner who is an individual will not be taxed on increases in the value of a contract until such amounts are surrendered or distributed. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the contract value as collateral for a loan generally will be treated as a distribution of such portion. You may also be subject to current taxation if you make a gift of a nonqualified contract without valuable consideration. The taxable portion of a distribution is taxable as ordinary income.

Non-Natural Persons. Pursuant to Section 72(u) of the Code, a nonqualified contract held by a taxpayer other than a natural person generally will not be treated as an annuity contract under the Code; accordingly, an owner who is not a natural person will recognize as ordinary income for a taxable year the excess, if any, of the contract value over the “investment in the contract”. There are some exceptions to this rule and a prospective purchaser of the contract that is not a natural person should discuss these rules with a competent tax adviser. A contract owned by a trust using the grantor’s social security number as its taxpayer identification number will be treated as owned by the grantor (natural person) for the purposes of our application of Section 72 of the Code. Consult a tax adviser for more information on how this may impact your Contract.

Different Individual Owner and Annuitant

If the owner and annuitant on the contract are different individuals, there may be negative tax consequences to the owner and/or beneficiaries under the contract if the annuitant predeceases the owner including, but not limited, to the assessment of penalty tax and the loss of certain death benefit distribution options. You may wish to consult your legal counsel or tax adviser if you are considering designating a different individual as the annuitant on your Contract to determine the potential tax ramifications of such a designation.

Annuity Starting Date

This section makes reference to the annuity starting date as defined in Section 72 of the Code and the applicable regulations. Generally, the definition of annuity starting date will correspond with the definition of annuity commencement date used in your Contract and the dates will be the same. However, in certain circumstances, your annuity starting date and annuity commencement date will not be the same date. If there is a conflict between the definitions, we will interpret and apply the definitions in order to ensure your contract maintains its status as an annuity contract for federal income tax purposes. You may wish to consult a tax adviser for more information on when this issue may arise.

It is possible that at certain advanced ages a contract might no longer be treated as an annuity contract if the contract has not been annuitized before that age or have other tax consequences. You should consult with a tax adviser about the tax consequences in such circumstances.

Taxation of Annuity Payments

Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified and certain qualified policies, only a portion of the annuity payments you receive will be includable in your gross income.

In general, the excludable portion of each annuity payment you receive will be determined as follows:

●

Fixed payments-by dividing the “investment in the contract” on the annuity starting date by the total expected return under the contract (determined under Treasury regulations) for the term of the payments. This is the percentage of each annuity payment that is excludable.

●

Variable payments-by dividing the “investment in the contract” on the annuity starting date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the “investment in the contract” has been fully recovered, the full amount of any additional annuity payments is includable in gross income and taxed as ordinary income. The “investment in the contract” is generally equal to the premiums you pay for the contract, reduced by any amounts you have previously received from the contract that are excludible from gross income.

If you select more than one annuity payment option, special rules govern the allocation of the contract’s entire “investment in the contract” to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise you to consult a competent tax adviser as to the potential tax effects of allocating amounts to any particular annuity payment option.

If, after the annuity starting date, annuity payments stop because an annuitant died, the excess (if any) of the “investment in the contract” as of the annuity starting date over the aggregate amount of annuity payments received that was excluded from gross income may possibly be allowable as a deduction on your tax return.

Taxation of Surrenders and Withdrawals - Nonqualified Policies

When you surrender your contract, you are generally taxed on the amount that your surrender proceeds exceeds the “investment in the contract”. The “investment in the contract” is generally equal to the premiums you pay for the contract, reduced by any amounts you have previously received from the contract that are excludible from gross income. Withdrawals are generally treated first as taxable income to the extent of the excess in the contract value over the “investment in the contract.” Distributions taken under the systematic payout option are treated for tax purposes as withdrawals, not annuity payments. In general, loans, pledges, and collateral assignments as security for a loan are taxed in the same manner as withdrawals and surrenders. You may also be subject to current taxation if you make a gift of a nonqualified contract without valuable consideration. All taxable amounts received under a contract are subject to tax at ordinary rather than capital gain tax rates.

If your contract contains an excess interest adjustment feature (also known as a market value adjustment), then your contract value immediately before a contract withdrawal (or transaction taxed like a withdrawal) may have to be increased by any positive excess interest adjustments that result from the transaction. There is, however, no definitive guidance on the proper tax treatment of excess interest adjustments, and you may want to discuss the potential tax consequences of an excess interest adjustment with your tax adviser.

The Code also provides that amounts received from the contract that are includible in gross income (including the taxable portion of some annuity payments) may be subject to a penalty tax. The amount of the penalty tax is equal to 10% of the amount that is includable in income. Some withdrawals and other amounts will be exempt from the penalty tax. Amounts received that are not subject to the penalty tax include, among others, any amounts: (1) paid on or after the taxpayer reaches age 59 1⁄2; (2) paid after an owner (or where the owner is a non-natural person, an annuitant) dies; (3) paid if the taxpayer becomes disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) over the life of the taxpayer or the joint life of the taxpayer and the taxpayer’s designated beneficiary; (5) paid under an immediate annuity; or (6) which come from premium payments made prior to August 14, 1982. Regarding the disability exception, because we cannot verify that the owner is disabled, we will report such withdrawals to the IRS as early withdrawals with no known exception from the penalty tax.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. You may wish to consult a tax adviser for more information regarding the imposition of penalty tax.

Guaranteed Lifetime Withdrawal Benefits

For policies with a guaranteed lifetime withdrawal benefit or a guaranteed minimum accumulation benefit the application of certain tax rules, particularly those rules relating to distributions from your contract, are not entirely clear. It is possible that the withdrawal base (with respect to the guaranteed lifetime withdrawal benefits) and the guaranteed future value (with respect to the guaranteed minimum accumulation benefit) could be taken into account to determine the contract value that is used to calculate required distributions and the amount of the distribution that would be included in income. The proper treatment of the Income Enhancement Option under a guaranteed lifetime withdrawal benefit is unclear. It is possible that the IRS could determine that the benefit provides some form of long term care insurance. In that event, the Internal Revenue Service may determine the Income Enhancement Option is an incidental benefit with adverse consequences for qualification as an Individual Retirement Annuity, you could be treated as in receipt of some amount of income attributable to the value of the benefit even though you have not received a payment from your contract, and the amount of income attributable to guaranteed lifetime withdrawal payments could be affected. In addition, if the Income Enhancement Benefit causes an increase in payments calculated to meet the Required Minimum Distribution requirements it may violate the rules governing such distributions with adverse tax consequences. In view of this uncertainty, you should consult a tax adviser with any questions.

Aggregation

All nonqualified deferred annuity policies that are issued by us (or our affiliates) to the same owner (contractholder) during the same calendar year are treated as one annuity for purposes of determining the amount includable in the owner’s income when a taxable distribution (other than annuity payments) occurs. If you are considering purchasing multiple policies from us (or our affiliates) during the same calendar year, you may wish to consult with your tax adviser regarding how aggregation will apply to your policies.

Tax-Free Exchanges of Nonqualified Policies

We may issue the nonqualified contract in exchange for all or part of another annuity contract that you own. Such an exchange will be tax free if certain requirements are satisfied. If the exchange is tax free, your investment in the contract immediately after the exchange will generally be the same as that of the annuity contract exchanged, increased by any additional premium payment made as part of the exchange. Your contract value immediately after the exchange may exceed your investment in the contract. That excess may be includable in income should amounts subsequently be withdrawn or distributed from the contract (e.g., as a withdrawal, surrender, annuity income payment or death benefit).

If you exchange part of an existing contract for the contract, and within 180 days of the exchange you received a payment other than certain annuity payments (e.g., you take a withdrawal) from either contract, the exchange may not be treated as a tax free exchange. Rather, some or all of the amount exchanged into the contract could be includible in your income and subject to a 10% penalty tax.

You should consult your tax adviser in connection with an exchange of all or part of an annuity contract for the contract, especially if you may take a withdrawal from either contract within 180 days after the exchange.

Medicare Tax

Distributions from nonqualified annuity policies are considered “investment income” for purposes of the Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g., earnings) to individuals, trusts, and estates whose income exceeds certain threshold amounts. We are required to report distributions taken from nonqualified annuity policies as being potentially subject to this tax. While distributions from qualified policies are not subject to the tax, such distributions may be includable in income for purposes of determining whether certain Medicare Tax thresholds have been met. As such, distributions from your qualified contract could cause your other investment income to be subject to the tax. Please consult a tax adviser for more information.

Same Sex Relationships

Same sex couples have the right to marry in all states. The parties to each marriage that is valid under the law of any state will each be treated as a spouse as defined in this contract. Individuals in other arrangements, such as civil unions, registered domestic partnerships, or other similar arrangements, that are treated as a valid marriage under the applicable state law, will each be treated as a spouse as defined in this contract for state law purposes. However, individuals in other arrangements that are not recognized as marriage under the relevant state law, will not be treated as married or as spouses as defined in this contract for federal tax purposes. Therefore, exercise of the spousal continuation provisions of this contract or any riders by individuals who do not meet the definition of “spouse” may have adverse tax consequences and/or may not be permissible. Please consult a tax adviser for more information on this subject.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the contract because of your death or the death of the annuitant. Generally, such amounts should be includable in the income of the recipient: (1) if distributed in a lump sum, these amounts are taxed in the same manner as a surrender; (2) if distributed via withdrawals, these amounts are taxed in the same manner as surrenders; or (3) if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

Transfers, Assignments or Exchanges of Policies

A transfer of ownership or assignment of a contract, the designation of an annuitant or payee or other beneficiary who is not also the owner, the exchange of a contract and certain other transactions, or a change of annuitant other than the owner, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any such transaction or designation should contact a competent tax adviser with respect to the potential tax effects.

Charges

It is possible that the IRS may take a position that fees for certain optional benefits (e.g., death benefits other than the Return of Premium death benefit) are deemed to be taxable distributions to you. In particular, the IRS may treat fees associated with certain optional benefits as a taxable withdrawal, which might also be subject to a tax penalty if the withdrawal occurs prior to age 59 1⁄2. Although we do not believe that the fees associated with any optional benefit provided under the contract should be treated as taxable withdrawals, the tax rules associated with these benefits are unclear, and we advise that you consult your tax adviser prior to selecting any optional benefit under the contract.

Federal Estate, Gift and Generation-Skipping Transfer Taxes

The estate and gift tax unified credit basic exclusion amount is $10,000,000, subject to inflation adjustments (using the C-CPI-U), for taxable years beginning after December 31, 2017, and before January 1, 2026. The maximum rate is 40%.

The uncertainty as to how the current law might be modified in the future underscores the importance of seeking guidance from a competent adviser to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

Federal Estate Taxes. While no attempt is being made to discuss the Federal estate tax implications of the contract in detail, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

Generation-Skipping Transfer Tax. Under certain circumstances, the Code may impose a “generation skipping transfer tax” when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

Qualified Policies

The qualified contract is designed for use with several types of tax-qualified retirement plans which are briefly described below. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits, distributions prior to age 59 1⁄2 (subject to certain exceptions), distributions that do not conform to specified commencement and minimum distribution rules, and in other specified circumstances. The distribution rules under Section 72(s) of the Code do not apply to annuities provided under a plan described in Sections 401(a), 403(a), 403(b), 408 or 408A of the Code, but other similar rules may. Some retirement plans are subject to distribution and other requirements that are not incorporated into the policies or our contract administration procedures. Owners, employers, participants, and beneficiaries are responsible for determining that contributions, distributions, and other transactions with respect to the policies comply with applicable law.

Traditional Individual Retirement Annuities. In order to qualify as a traditional individual retirement annuity under Section 408(b) of the Code, a contract must satisfy certain conditions: (i) the owner must be the annuitant; (ii) the contract generally is not transferable by the owner, e.g., the owner may not designate a new owner, designate a contingent owner or assign the contract as collateral security; (iii) subject to special rules, the total premium payments for any calendar year may not exceed the amount specified in the Code for the year, except in the case of a rollover amount or contribution under Section 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d)(3) or 457(e)(16) of the Code; (iv) annuity payments or withdrawals according to the requirements in the IRS regulations (minimum required distributions) must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 70 1⁄2; (v) an annuity payment option with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; (vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the contract value; (vii) the entire interest of the owner is non-forfeitable; and (viii) the premiums must not be fixed. Policies intended to qualify as traditional individual retirement annuities under Section 408(b) of the Code contain such provisions. Amounts in the individual retirement annuity (other than nondeductible contributions) generally are taxed only when distributed from the annuity. Distributions prior to age 59 1⁄2 (unless certain exceptions apply) are subject to a 10% penalty tax.

SIMPLE and SEP IRAs are types of IRAs that allow employers to contribute to IRAs on behalf of their employees. SIMPLE IRAs permit certain small employers to establish SIMPLE plans as provided by section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a specified percentage of compensation. The sponsoring employer is required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions. Subject to certain exceptions, distributions prior to age 59 1⁄2 are subject to a 10 percent penalty tax, which is increased to 25 percent if the distribution occurs within the first two years after the commencement of the employee’s participation in the plan. SEP IRAs permit employers to make contributions to IRAs on behalf of their employees, up to a specified dollar amount for the year and subject to certain eligibility requirements as provided by Section 408(k) of the Code. Distributions from SEP IRAs are subject to the same rules that apply to IRA distributions and are taxed as ordinary income.

The IRS has not reviewed this contract for qualification as a traditional IRA, SIMPLE IRA or SEP IRA, and has not addressed in a ruling of general applicability whether any death benefits available under the contract comport with qualification requirements.

Roth Individual Retirement Annuities (Roth IRA). The Roth IRA, under Section 408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA, a traditional IRA or other allowed qualified plan. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax. The ability to make cash contributions to Roth IRAs is available to individuals with earned income and whose modified adjusted gross income is under a specified dollar amount for the year. Subject to special rules, the amount per individual that may be contributed to all IRAs (Roth and traditional) is an amount specified in the Code for the year. Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when taken 5 tax years after the first contribution to any Roth IRA of the individual and taken after one of the following: attaining age 59 1⁄2, to pay for qualified first time home buyer expenses (lifetime maximum of $10,000), or due to death or disability. All other distributions are subject to income tax when taken from earnings and may be subject to a penalty tax unless an exception applies. Please note that specific tax ordering rules apply to Roth IRA distributions. Unlike the traditional

IRA, there are no minimum required distributions during the owner’s lifetime; however, minimum required distributions at death are generally the same as for traditional IRAs.

The IRS has not reviewed this contract for qualification as a Roth IRA, and has not addressed in a ruling of general applicability whether any death benefits available under the contract comport with qualification requirements.

Section 403(b) Plans. Under Section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase policies for their employees are generally excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to Federal Insurance Contributions Act (FICA or Social Security) taxes. The contract includes a death benefit that in some cases may exceed the greater of the premium payments or the contract value. Additionally, in accordance with the requirements of the Code, Section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, and (ii) earnings on those contributions, and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989, unless certain events have occurred. Specifically distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1⁄2, severance from employment, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship. These rules may prevent the payment of guaranteed withdrawals under a guaranteed lifetime withdrawal benefit prior to age 59 1⁄2. For policies issued after 2008, amounts attributable to non-elective contributions may be subject to distribution restrictions specified in the employer’s section 403(b) plan. Employers using the contract in connection with Section 403(b) plans may wish to consult with their tax adviser.

Pursuant to tax regulations, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders, loans or transfers you request from a 403(b) contract comply with applicable tax requirements before we process your request. We will defer such payments you request until all information required under the tax law has been received. By requesting a surrender or transfer, you consent to the sharing of confidential information about you, the contract, and transactions under the contract and any other 403(b) policies or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or record keeper, and other product providers.

Pension and Profit-Sharing Plans. Sections 401(a) and 403(a) of the Code permit employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the policies to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the contract is assigned or transferred to any individual as a means to provide benefit payments. Contributions to and distributions from such plans are limited by the Code and may be subject to penalties.

Deferred Compensation Plans. Section 457(b) of the Code, while not actually providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans established and maintained by state and local governments (and their agencies and instrumentalities) and tax exempt organizations. Under such plans a participant may be able to specify the form of investment in which his or her participation will be made. For non-governmental Section 457(b) plans, all such investments, however, are typically owned by, and are subject to, the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, a non-government employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457(b) plan obligations. In general, all amounts received under a non-governmental Section 457 plan are taxable in the year paid (or in the year paid or made available in the case of a non-governmental 457(b) plan). Distributions from non-governmental 457(b) plans are subject to federal income tax withholding as wages, distributions from governmental 457(b) plans are subject to withholding as “eligible rollover distributions” as described in the section entitled “Withholding.” below. Contributions to and distributions from such plans are limited by the Code and may be subject to penalties. Deferred compensation plans of governments and tax-exempt entities that do not meet the requirements of Section 457(b) are taxed under Section 457(f), which means compensation deferred under the plan is included in gross income in the first year in which the compensation is not subject to substantial risk of forfeiture.

Ineligible Owners-Qualified

We currently will not issue new policies to/or for the following plans: 403(a), 403(b), 412(i)/412(e)(3), 419, 457 (we will in certain limited circumstances accept 457(f) plans), employee stock ownership plans, Keogh/H.R.-10 plans and any other types of plans at our sole discretion.

Taxation of Surrenders and Withdrawals - Qualified Policies

In the case of a withdrawal under a qualified contract (other than from a deferred compensation plan under Section 457 of the Code), a pro rata portion of the amount you receive is taxable, generally based on the ratio of your “investment in the contract” to your total account balance or accrued benefit under the retirement plan. Your “investment in the contract” generally equals the amount of any non-deductible premium payments made by you or on your behalf. If you do not have any non-deductible premium payments, your investment in the contract will be treated as zero.

In addition, a penalty tax may be assessed on amounts surrendered from the contract prior to the date you reach age 59 1⁄2, unless you meet one of the exceptions to this rule which are similar to the penalty exceptions for distributions from nonqualified policies discussed above. However, the exceptions applicable for qualified policies differ from those provided to nonqualified policies. You may wish to consult a tax adviser for more information regarding the application of these exceptions to your circumstances. You may also be required to begin taking minimum distributions from the contract by a certain date. The terms of the plan may limit the rights otherwise available to you under the contract.

Qualified Plan Required Distributions

For qualified plans under Section 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (or plan participant) (i) reaches age 70 1⁄2 or (ii) retires, and must be made in a specified form or manner. If a participant is a “5 percent owner” (as defined in the Code), or in the case of an IRA (other than a Roth IRA which is not subject to the lifetime required minimum distribution rules), distributions generally must begin no later than April 1 of the year following the calendar year in which the owner (or plan participant) reaches age 70 1⁄2. The actuarial present value of death and/or living benefit options and riders elected may need to be taken into account in calculating minimum required distributions. Consult a competent tax adviser before purchasing an optional living or death benefit.

Each owner is responsible for requesting distributions under the contract that satisfy applicable tax rules. We do not attempt to provide more than general information about the use of the contract with the various types of retirement plans. Purchasers of policies for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the contract.

The Code generally requires that interest in a qualified contract be non-forfeitable.

You should consult your legal counsel or tax adviser if you are considering purchasing an enhanced death benefit or other optional rider, or if you are considering purchasing a contract for use with any qualified retirement plan or arrangement.

Optional Living Benefits

For policies with a guaranteed lifetime withdrawal benefit or a guaranteed minimum accumulation benefit the application of certain tax rules, particularly those rules relating to distributions from your contract, are not entirely clear. The tax rules for qualified policies may impact the value of these optional benefits. Additionally, the actions of the qualified plan as contract holder may cause the qualified plan participant to lose the benefit of the guaranteed lifetime withdrawal benefit. In view of this uncertainty, you should consult a tax adviser before purchasing this contract as a qualified contract.

Withholding

The portion of any distribution under a contract that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld. Election forms will be provided at the time distributions are requested or taken. The amount of withholding varies according to the type of distribution. The withholding rates applicable to the taxable portion of periodic payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. A 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. For qualified policies taxable, “eligible rollover distributions” from Section 401(a) plans, Section 403(a) annuities, Section 403(b) tax-sheltered annuities, and governmental 457 plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution from such a plan, other than specified distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, to nontaxable distributions or if (i) the employee (or employee’s spouse or former spouse as beneficiary or alternate payee) chooses a “direct rollover” from the plan to a tax-qualified plan, IRA, Roth IRA or 403(b) tax-sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions; or (ii) a non-spouse beneficiary chooses a “direct rollover” from the plan to an IRA established by the direct rollover.

Annuity Purchases by Residents of Puerto Rico

The IRS has announced that income received by residents of Puerto Rico under life insurance or annuity policies issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States federal income tax.

Annuity Policies Purchased by Non-resident Aliens and Foreign Corporations

The discussion above provided general information (but not tax advice) regarding U.S. federal income tax consequences to annuity owners that are U.S. persons. Taxable distributions made to owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. In addition, distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the owner’s country of citizenship or residence. Prospective foreign owners are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation for any annuity contract purchase.

Foreign Account Tax Compliance Act (“FATCA”)

If the payee of a distribution from the contract is a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) within the meaning of the Code as amended by the Foreign Account Tax Compliance Act (“FATCA”), the distribution could be subject to U.S. federal withholding tax on the taxable amount of the distribution at a 30% rate irrespective of the status of any beneficial owner of the contract or the distribution. The rules relating to FATCA are complex, and a tax adviser should be consulted if an FFI or NFFE is or may be designated as a payee with respect to the contract.

Possible Tax Law Changes

Although the likelihood of legislative or regulatory changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation, regulation, or otherwise. You should consult a tax adviser with respect to legal or regulatory developments and their effect on the contract.

We have the right to modify the contract to meet the requirements of any applicable laws or regulations, including legislative changes that could otherwise diminish the favorable tax treatment that annuity owners currently receive.

VI. The following hereby replaces the Other Information - Legal Proceedings section of the prospectus:

Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the Separate Account, on TCI’s ability to perform any principal underwriting duties with respect to the Contracts, or on our ability to meet our obligations under the Contracts.

The Company was the subject of inquiries and remains under audits and market conduct examinations with a focus on the handling of unreported claims and abandoned property. The audits and related examination activity result in additional payments to beneficiaries, escheatment of funds deemed abandoned and administrative penalties. The Company previously implemented changes in the procedures for the identification of unreported claims and handling of escheatable property to comply with the terms of regulatory agreements and newly adopted laws and regulations. The Company does not believe that any regulatory actions or agreements that result from theses audits and examinations will have a material adverse impact on our ability to meet our obligations under the Contracts.

VII. The following hereby replaces the Other Information – Experts section of the prospectus:

Independent Registered Public Accounting Firm

The financial statements of the Merrill Lynch Life Variable Annuity Separate Account A as of December 31, 2018 and for the years ended December 31, 2018 and 2017, and the statutory basis financial statements and schedules of Transamerica Life Insurance Company as of December 31, 2018 and 2017 and for each of the three years ended December 31, 2018 included in this Prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

VIII. The following is added to the OTHER INFORMATION section in the prospectus:

Financial Condition of the Company

We pay benefits under your Contract from our general account assets and/or from your Contract value held in the Separate Account. It is important that you understand that payments of the benefits are not assured and depend upon certain factors discussed below.

Assets in the Separate Account. You assume all of the investment risk for your contract value that is allocated to the subaccounts of the Separate Account. Your contract value in those subaccounts constitutes a portion of the assets of the Separate Account. These assets are segregated and insulated from our general account, and may not be charged with liabilities arising from any other business that we may conduct.

Assets in the General Account. You also may be permitted to make allocations to guaranteed period options of the fixed account, which are supported by the assets in our general account. Any guarantees under a contract that exceed contract value are paid from our general account (and not the Separate Account). Therefore, any amounts that we may be obligated to pay under the contract in excess of contract value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the Separate Account, however, are also available to cover the liabilities of our general account, but only to the extent that the Separate Account assets exceed the Separate Account liabilities arising under the policies supported by it.

We issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from our assets in the general account.

As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all the contractual obligations of our general account. In order to meet our claims-paying obligation we monitor our reserves so that we hold sufficient amounts to cover actual or expected contract and claims payments. However, it is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our general account assets, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in market value of these investments. We may also experience liquidity risk if our general account assets cannot be readily converted into cash to meet obligations to our contract owners or to provide the collateral necessary to finance our business operations.

How to Obtain More Information. We encourage Contract owners to read and understand our financial statements. We prepare our financial statements on a statutory basis. Our audited financial statements, as well as the audited financial statements of the Separate Account are located in the SAI. For a free copy of the SAI, simply call or write us at the phone number or address of our Service Center: Transamerica Life Insurance Company, 4333 Edgewood Road, NE, Cedar Rapids, IA 52499, (319)-355-8511. In addition, the SAI is available on the SEC’s website at www.sec.gov.

Abandoned or Unclaimed Property

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance policies) under various circumstances. In addition to the state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your contact and other information on file with us up to date, including the names, contact information and identifying information for owners, insureds, annuitants, beneficiaries and other payees. Such updates should be communicated in a form and manner satisfactory to us

Payments to Contract Owners

We’ll make any payments to you usually within seven days of our Service Center receiving your request. However, we may delay any payment, or delay processing any transfer request if:

●	the New York Stock Exchange (“NYSE”) is closed, other than for a customary weekend or holiday; or

●	trading on the New York Stock Exchange is restricted by the Securities and Exchange Commission;

●	the Securities and Exchange Commission declares that an emergency exists making it difficult to dispose of securities held in the Separate Account or to determine their value; or

●	the Securities and Exchange Commission by order so permits for the protection of security holders.

In addition, if pursuant to SEC rules, the BlackRock Government Money Market V.I. Fund suspends payment of redemption proceeds in connection with a liquidation of the Fund or as a result of Fund liquidity levels, then we will delay payment of any transfer, withdrawal, surrender or death benefit from the BlackRock Government Money Market V.I. Fund until the fund pays redemption fees.

If you have submitted a recent check or draft, we have the right to defer payment of surrenders, cash withdrawals, or death benefit until such check or draft has been honored. We also reserve the right to defer payment of transfers, cash withdrawals, death benefit, or surrenders from any fixed account investment option for up to six months.

If mandated under applicable law, we may be required to reject a premium payment and/or block a contract owner’s account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans, or death benefits until instructions are received from the appropriate regulators. We may also be required to provide additional information about you or your account to governmental regulators.

Cyber Security

Our operations support complex transactions and are highly dependent on the proper functioning of information technology and communication systems. Any failure of our information technology or communications systems may result in a material adverse effect on our results of operations and corporate reputation.

Any failure of or gap in the systems and processes necessary to support complex transactions and avoid systems failure, fraud, information security failures, processing errors, cyber intrusion, loss of data and breaches of regulation may lead to a materially adverse effect on our results of operations and corporate reputation. In addition, we must commit significant resources to maintain and enhance its existing systems in order to keep pace with applicable regulatory requirements, industry standards and customer preferences. If we fail to maintain secure and well-functioning information systems, we may not be able to rely on information for product pricing, compliance obligations, risk management and underwriting decisions. In addition, we cannot assure investors or consumers that interruptions, failures or breaches in security of these processes and systems will not occur, or if they do occur, that they can be timely detected and remediated. The occurrence of any of these events may have a materially adverse effect on our businesses, results of operations and financial condition.

A computer system failure or security breach may disrupt our business, damage our reputation and adversely affect our results of operations, financial condition and cash flows.

We rely heavily on computer and information systems and internet and network connectivity to conduct a large portion of our business operations. This includes the need to securely store, process and transmit confidential information, including personal information, through a number of complex systems. In many cases this also includes transmission and processing to or through commercial customers, business partners and third-party service providers. The introduction of new technologies, computer system failures, cyber-crime attacks or security or privacy breaches may materially disrupt our business operations, damage our reputation, result in regulatory and litigation exposure, investigation and remediation costs, and materially and adversely affect our results of operations, financial condition and cash flows.

The information security risk that we face includes the risk of malicious outside forces using public networks and other methods, including social engineering and the exploitation of targeted offline processes, to attack our systems and information. It also includes inside threats, both malicious and accidental. For example, human error and lack of sufficiently automated processing can result in improper information exposure or use. We also face risk in this area due to its reliance in many cases on third-party systems, all of which may face cyber and information security risks of their own. Third-party administrators or distribution partners used by us or our subsidiaries may not adequately secure their own information systems and networks, or may not adequately keep pace with the dynamic changes in this area. Potential bad actors that target us and our applicable third parties may include, but are not limited to, criminal organizations, foreign government bodies, political factions, and others.

In recent years information security risk has increased sharply due to a number of developments in how information systems are used by companies such as us, but also by society in general. Threats have increased as criminals and other bad actors become more organized and employ more sophisticated techniques. At the same time companies increasingly make information systems and data available through the internet, mobile devices or other network connections to customers, employees and business partners, thereby expanding the attack surface that bad actors can exploit.

Large, global financial institutions such as us have been, and will continue to be subject to information security attacks for the foreseeable future. The nature of these attacks will also continue to be unpredictable, and in many cases may arise from circumstances that are beyond our control. If we fail to adequately invest in defensive infrastructure, technology and processes or to effectively execute against its information security strategy, it may suffer material adverse consequences.

To date the highest impact information security incidents that we have experienced are believed to have been the result of e-mail phishing attacks targeted at our business partners and commercial customers. This in turn led to unauthorized use of valid our website credentials to engage in fraudulent transactions and improper data exfiltration. Additionally, we have also faced other types of attacks Although to our knowledge these events have thus far not been material in nature, our management believes that significant investment will be required to establish and maintain adequate information security systems that are capable of addressing the possibility of these types of attacks, as well as for the possibility of more significant and sophisticated information security attacks, in the future. There is no guarantee that the measures that we take will be sufficient to stop all types of attacks or mitigate all types of information security or privacy risks.

We maintain cyber liability insurance to help decrease the impact of cyber-attacks and information security events, subject to the terms and conditions of the policy, however such insurance may not be sufficient to cover all applicable losses that we may suffer.

The Transamerica Chief Information Security Officer oversees the company’s information security program, and provides reporting up to company management and, directly or indirectly, to the Board of Directors, as well as Aegon’s Global Chief Information Security Officer.

A breach of data privacy or security obligations may disrupt our business, damage our reputation and adversely affect financial conditions and results of operations.

Pursuant to applicable laws, various government agencies and independent administrative bodies have established numerous rules protecting the privacy and security of personal information and other confidential information held by us. For example, certain of our businesses are subject to laws and regulations enacted by U.S. federal and state governments, the E.U. or other non-U.S. jurisdictions and/or enacted by various regulatory organizations relating to the privacy and/or security of the information of customers, employees or others. The New York Department of Finance Services (NYDFS), pursuant to its cybersecurity regulation, requires financial institutions regulated by the NYDFS, including certain Aegon subsidiaries, to, among other things, satisfy an extensive set of minimum cyber security requirements, including but not limited to governance, management, reporting, policy, technology and control requirements. Numerous other U.S. laws also impose various information security and privacy related obligations with respect to various Aegon subsidiaries operating in the U.S., including but not limited to the Gramm-Leach-Bliley Act and related state laws (GLBA), and the Health Insurance Portability and Accountability Act (HIPAA), among many others. Other legislators and regulators with jurisdiction over our businesses are considering potential enhanced information security risk management and privacy rules and regulations. A number of Transamerica’s companies are also subject to contractual restrictions with respect to the information of our clients and business partners. A number of our systems, employees and business partners have access to, and routinely process, the personal information of consumers. We rely on various processes and controls to protect the confidentiality, integrity and availability of personal information and other confidential information that is accessible to, or in the possession of, us, our systems, employees and business partners. It is possible that an employee, business partner or system could, intentionally or unintentionally, inappropriately disclose or misuse personal or confidential information. Our data or data in our possession could also be the subject of an unauthorized cyber intrusion or cybersecurity attack. If we fail to maintain adequate processes and controls or if we or our business partners fail to comply with relevant laws and regulations, policies and procedures, misappropriation or intentional or unintentional inappropriate disclosure or misuse of personal information or other confidential information could occur. Such control inadequacies or non-compliance could cause disrupted operations and misstated or unreliable financial data, materially damage our reputation or lead to increased regulatory scrutiny or civil or criminal penalties or litigation, which, in turn, could have a material adverse effect on our business, financial condition and results of operations. In addition, we analyze personal information and customer data to better manage our business, subject to applicable laws and regulations and other restrictions. It is possible that additional regulatory or other restrictions regarding the use of such techniques may be imposed. Additional privacy and security obligations have been imposed by various governments with jurisdiction over Aegon or its subsidiaries in recent years, and more such obligations are likely to be imposed in the near future. Such restrictions and obligations could have material impacts on our business, financial conditions and/or results of operations.

For a complete description regarding Transamerica’s policies for its websites, including the Privacy Policy and Terms of Use for such websites, please visit: www.transamerica.com/individual/privacy-policy and www.transamerica.com/individual/terms-of-use.

Prospectus

May 1, 2006

Merrill Lynch Life Variable Annuity Separate Account A (the “Account”)

Flexible Premium Individual Deferred Variable Annuity Contract (the “Contract”)

issued by

Merrill Lynch Life Insurance Company

Home Office: Little Rock, Arkansas    72201

Service Center: P.O. Box 44222

Jacksonville, Florida 32231-4222

4804 Deer Lake Drive East

Jacksonville, Florida 32246

Phone: (800) 535-5549

offered through

Merrill Lynch, Pierce, Fenner & Smith Incorporated

This Prospectus gives you information you need to know before you invest. Keep it for future reference. Address all communications concerning the Contract to our Service Center at the address above.

The variable annuity contract described here provides a variety of investment features. It also provides options for income protection later in life.

It is important that you understand how the Contract works, and its benefits, costs, and risks. First, some basics.

What is an annuity?

An annuity provides for the systematic liquidation of a sum of money at the annuity date through a variety of annuity options. Each annuity option has different protection features intended to cover different kinds of income needs. Many of these annuity options provide income streams that can’t be outlived.

What is a variable annuity?

A variable annuity bases its benefits on the performance of underlying investments. These investments may typically include stocks, bonds, and money market instruments. The annuity described here is a variable annuity.

What are the risks in owning a variable annuity?

A variable annuity does not guarantee the performance of the underlying investments. The performance can go up or down. It can even decrease the value of money you’ve put in. You bear all of this risk. You could lose all or part of the money you’ve put in.

How does this annuity work?

We put your premium payments as you direct into one or more subaccounts of the Account. In turn, we invest each subaccount’s assets in corresponding portfolios (““Funds”) of the following:

,	FAM Variable Series Funds, Inc.

,	Mercury Basic Value V.I. Fund

,	Mercury Core Bond V.I. Fund

,	Mercury Domestic Money Market V.I. Fund

,	Mercury Fundamental Growth V.I. Fund

,	Mercury Government Bond V.I. Fund

,	Mercury Index 500 V.I. Fund

,	Mercury International Value V.I. Fund

,	Mercury Value Opportunities V.I. Fund

,	MLIG Variable Insurance Trust

,	Roszel/Allianz CCM Capital Appreciation Portfolio

,	Roszel/Allianz NFJ Small Cap Value Portfolio

,	Roszel/Delaware Trend Portfolio

,	Roszel/JPMorgan Small Cap Growth Portfolio

,	Roszel/Lord Abbett AÇliated Portfolio

,	Roszel/Lord Abbett Bond Debenture Portfolio

,	Roszel/Lord Abbett Mid Cap Value Portfolio

,	Roszel/Seligman Mid Cap Growth Portfolio

,	AIM Variable Insurance Funds

,	AIM V.I. Core Equity Fund*

,	AIM V.I. International Growth Fund

,	AllianceBernstein Variable Products Series Fund, Inc.

, AllianceBernstein VPS Growth and Income Portfolio

, AllianceBernstein VPS Large Cap Growth Portfolio

,	American Century Variable Portfolios, Inc.

,VP Ultra» Fund

,	Davis Variable Account Fund, Inc.

,Davis Value Portfolio

,	Federated Insurance Series

,Federated Capital Appreciation Fund II

,Federated Kaufmann Fund II

,	MFS» Variable Insurance TrustSM

,MFS» Emerging Growth Series

,	PIMCO Variable Insurance Trust

,Total Return Portfolio

,	Premier VIT

,OpCap Renaissance Portfolio

,	Seligman Portfolios, Inc.

Seligman Smaller-Cap Value Portfolio

,	Van Kampen Life Investment Trust

Comstock Portfolio

Emerging Growth Portfolio

*	Effective May 1, 2006, AIM V.I. Premier Equity Fund merged with and into the AIM V.I. Core Equity Fund.

The value of your Contract at any point in time up to the annuity date is called your contract value. Before the annuity date, you are generally free to direct your contract value among the subaccounts as you wish. You may also withdraw all or part of your contract value. If you die before the annuity date, we pay a death benefit to your beneficiary.

We’ve designed this annuity as a long-term investment. Any money you take out of the Contract may be subject to tax, and if taken before age 591/2 may also be subject to a 10% Federal penalty tax. For these reasons, you need to consider your current and short-term income needs carefully before you decide to buy the Contract.

Although this Prospectus was primarily designed for potential purchasers of the Contract, you are receiving this Prospectus as a current contract owner. As a current contract owner, you should note that the options, features and charges of the Contract may vary over time, may vary depending on your state, and generally, you may not change your Contract or its features as issued. For more information about the particular options, features, and charges applicable to you, please contact your Financial Advisor, refer to your Contract, and/or note Contract variations referenced throughout this Prospectus. Currently, this Contract is not available for purchase.

What does this annuity cost?

This annuity does not impose any sales charges on either purchases or withdrawals. However, we impose a number of other charges, including an asset-based insurance charge. We provide more details on this charge, as well as a description of all other charges, later in the Prospectus.

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This Prospectus contains information about the Contract and the Account that you should know before you invest. A Statement of Additional Information contains more information about the Contract and the Account. We have filed the Statement of Additional Information, dated May 1, 2006, with the Securities and Exchange Commission. We incorporate this Statement of Additional Information by reference. If you want to obtain this Statement of Additional Information, simply call or write us at the phone number or address noted above. There is no charge to obtain it. The Table of Contents for this Statement of Additional Information appears at the end of this Prospectus.

The Securities and Exchange Commission (“SEC”) maintains a web site that contains the Statement of Additional Information, material incorporated by reference, and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

Current prospectuses for the FAM Variable Series Funds, Inc., MLIG Variable Insurance Trust, AIM Variable Insurance Funds, AllianceBernstein Variable Products Series Fund, Inc., American Century Variable Portfolios, Inc., Davis Variable Account Fund, Inc., Federated Insurance Series, MFS Variable Insurance TrustSM, PIMCO Variable Insurance Trust, Premier VIT, Seligman Portfolios, Inc., and Van Kampen Life Investment Trust must accompany this Prospectus. Please read these documents carefully and retain them for future reference.

The Securities and Exchange Commission has not approved these Contracts or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

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TABLE OF

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5

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DEFINITIONS

accumulation unit: A unit of measure used to compute the value of your interest in a subaccount prior to the annuity date.

annuitant: Annuity payments may depend upon the continuation of a person’s life. That person is called the annuitant.

annuity date: The date on which annuity payments begin.

attained age: The age of a person on the contract date plus the number of full contract years since the contract date.

beneficiary(s): The person(s) designated by you to receive payment upon the death of an owner prior to the annuity date.

contract anniversary: The yearly anniversary of the contract date.

contract date: The Effective date of the Contract. This is usually the business day we receive your initial premium at our Service Center.

contract value: The value of your interest in the Account.

contract year: The period from the contract date to the first contract anniversary, and thereafter, the period from one contract anniversary to the next contract anniversary.

Individual Retirement Account or Annuity (“IRA”): A retirement arrangement meeting the requirements of Section 408 or 408A of the Internal Revenue Code (“IRC”).

net investment factor: An index used to measure the investment performance of a subaccount from one valuation period to the next.

nonqualified contract: A Contract issued in connection with a retirement arrangement other than a qualified arrangement described in the IRC.

qualified contract: A Contract issued in connection with a retirement arrangement described under Section 403(b) or 408 of the IRC.

tax sheltered annuity: A Contract issued in connection with a retirement arrangement that receives favorable tax status under Section 403(b) of the IRC.

valuation period: The interval from one determination of the net asset value of a subaccount to the next. Net asset values are determined as of the close of business on each day the New York Stock Exchange is open.

CAPSULE SUMMARY OF THE CONTRACT

This capsule summary provides a brief overview of the Contract. More detailed information about the Contract can be found in the sections of this Prospectus that follow, all of which should be read in their entirety.

As noted above, Contracts issued in your state may provide different features and benefits from those described in this Prospectus. This Prospectus provides a general description of the Contracts. Your actual Contract and any endorsements are the controlling documents. If you would like to review a copy of the Contract or any endorsements, contact our Service Center.

The Contract is available as a nonqualified contract or tax sheltered annuity or may be issued as an IRA or purchased through an established IRA or Roth IRA custodial account with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”). Federal law limits maximum annual contributions to qualified contracts. Transfer amounts from tax sheltered annuity plans that are not subject to the Employee Retirement Income Security Act of 1974, as amended, will be accepted as premium payments,

7

as permitted by law. Other premium payments will not be accepted under a Contract used as a tax sheltered annuity.

A variable annuity provides tax deferred growth potential. The tax advantages typically provided by a variable annuity are already available with tax-qualified plans, such as IRAs and Roth IRAs. You should carefully consider the advantages and disadvantages of owning a variable annuity in a tax-qualified plan, as well as the costs and benefits of the Contract (including the annuity income and death benefits), before you purchase the Contract in a tax-qualified plan.

We offer other variable annuity contracts that have different contract features, minimum premium amounts, fund selections, and optional programs. However, these other contracts also have different charges that would affect your subaccount performance and contract values. To obtain more information about these contracts, contact our Service Center or your Financial Advisor.

For information concerning compensation paid for the sale of Contracts, see “Other Information-Selling the Contract.”

Premiums

Generally, before the annuity date you can pay premiums as often as you like. The minimum initial premium is $25,000. Subsequent premiums generally must be $100 or more. The maximum premium that will be accepted without Company approval is $1,000,000. We may refuse to issue a Contract or accept additional premiums under your Contract if the total premiums paid under all variable annuity contracts issued by us and our affiliate, ML Life Insurance Company of New York, on your life (or the life of any older co-owner) exceed $1,000,000. Under an automatic investment feature, you can make subsequent premium payments systematically from your Merrill Lynch brokerage account. For more information, see “Automatic Investment Feature”.

The Account

As you direct, we will put premiums into the subaccounts corresponding to the Funds in which we invest your contract value. For the first 14 days following the contract date, we put all premiums into the Mercury Domestic Money Market V.I. Subaccount. After the 14 days, we will put the money into the subaccounts you’ve selected. In Pennsylvania, we won’t wait 14 days. Instead, we will invest your premium immediately in the subaccounts you’ve selected. For Contracts issued in California, for contract owners who are 60 years of age or older, we will put all premiums in the Mercury Domestic Money Market V.I. Subaccount for the first 35 days following the contract date, unless the contract owner directs us to invest the premiums immediately in other subaccounts. Currently, you may allocate premiums or contract value among 18 of the available subaccounts. Generally, within certain limits you may transfer contract value periodically among subaccounts.

The Funds Available For Investment

➢	FAM Variable Series Funds, Inc.
➢	Mercury Basic Value V.I. Fund
➢	Mercury Core Bond V.I. Fund
➢	Mercury Domestic Money Market V.I. Fund
➢	Mercury Fundamental Growth V.I. Fund
➢	Mercury Government Bond V.I. Fund
➢	Mercury Index 500 V.I. Fund
➢	Mercury International Value V.I. Fund
➢	Mercury Value Opportunities V.I. Fund
➢	MLIG Variable Insurance Trust
➢	Roszel/Allianz CCM Capital Appreciation Portfolio
➢	Roszel/Allianz NFJ Small Cap Value Portfolio
➢	Roszel/Delaware Trend Portfolio
➢	Roszel/JPMorgan Small Cap Growth Portfolio
➢	Roszel/Lord Abbett AÇliated Portfolio
➢	Roszel/Lord Abbett Bond Debenture Portfolio
➢	Roszel/Lord Abbett Mid Cap Value Portfolio
➢	Roszel/Seligman Mid Cap Growth Portfolio

➢	AIM Variable Insurance Funds
➢	AIM V.I. Core Equity Fund*
➢	AIM V.I. International Growth Fund

➢	AllianceBernstein Variable Products Series Fund, Inc.
➢	AllianceBernstein VPS Growth and Income Portfolio
➢	AllianceBernstein VPS Large Cap Growth Portfolio

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➢	American Century Variable Portfolios, Inc.

➢	VP Ultra» Fund

➢	Davis Variable Account Fund, Inc.

➢	Davis Value Portfolio

➢	Federated Insurance Series

➢	Federated Capital Appreciation Fund II
➢	Federated Kaufmann Fund II

➢	MFS» Variable Insurance TrustSM

➢	MFS» Emerging Growth Series
➢	PIMCO Variable Insurance Trust

➢	Total Return Portfolio

➢	Premier VIT

➢	OpCap Renaissance Portfolio

➢	Seligman Portfolios, Inc.

➢	Seligman Smaller-Cap Value Portfolio

➢	Van Kampen Life Investment Trust

➢	Comstock Portfolio
➢	Emerging Growth Portfolio

*	Effective May 1, 2006, AIM V.I. Premier Equity Fund merged with and into the AIM V.I. Core Equity Fund.

If you want detailed information about the investment objectives of the Funds, see “Investments of the Account” and the prospectuses for the Funds.

Fees and Charges

Asset-Based Insurance Charge

We currently impose an asset-based insurance charge of 1.59% annually to cover certain risks. It will never exceed 1.59% annually.

The asset-based insurance charge compensates us for:

,	costs associated with the establishment and administration of the Contract;

,	mortality risks we assume for the annuity payment and death benefit guarantees made under the Contract; and

,	expense risks we assume to cover Contract maintenance expenses.

We deduct the asset-based insurance charge daily from the net asset value of the subaccounts. This charge ends on the annuity date.

Contract Fee

We impose a $40 contract fee at the end of each contract year and upon a full withdrawal to reimburse us for expenses related to maintenance of the Contract only if the greater of contract value, or premiums less withdrawals, is less than $25,000. Accordingly, if your withdrawals have not decreased your investment in the Contract below $25,000, we will not impose this annual fee. We may also waive this fee in certain circumstances where you own more than three Contracts. This fee ends after the annuity date.

Estate Enhancer Charge

If you elect the Estate Enhancer benefit, we impose an annual charge of 0.25% of the average of your contract values as of the end of each of the prior four contract quarters. A pro rata amount of this charge is collected upon termination of the rider or the Contract. We won’t deduct this charge after the annuity date.

Premium Taxes

On the annuity date, we deduct a charge for any premium taxes imposed by a state. Premium tax rates vary from jurisdiction to jurisdiction. They currently range from 0% to 3% (4% in Guam).

Fund Expenses

You will bear the costs of advisory fees and operating expenses deducted from Fund assets.

You can find detailed information about all fees and charges imposed on the Contract under “Charges and Deductions”.

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Transfers Among Subaccounts

Before the annuity date, you may transfer all or part of your contract value among the subaccounts up to twelve times per contract year without charge. You may make more than twelve transfers among available subaccounts, but we may charge $25 per extra transfer. (See “Transfers Among Subaccounts.”) We may impose additional restrictions on transfers. (See “Transfers Among Subaccounts - Disruptive Trading.”)

Several specialized transfer programs are available under the Contract. You cannot use more than one such program at a time.

,

First, we offer a Dollar Cost Averaging Program where money you’ve put in a designated subaccount is systematically transferred monthly into other subaccounts you select without charge. The program may allow you to take advantage of fluctuations in fund share prices over time. (See “Dollar Cost Averaging Program”.) (There is no guarantee that Dollar Cost Averaging will result in lower average prices or protect against market loss.)

,

Second, through participation in the Asset Allocation Program, you may select one of five asset allocation models. Your contract value is rebalanced quarterly based on the asset allocation model selected. (See “Asset Allocation Program”.)

,

Third, you may choose to participate in a Rebalancing Program where we automatically reallocate your contract value quarterly in order to maintain a particular percentage allocation among the subaccounts that you select. (See “Rebalancing Program”.)

Withdrawals

You can withdraw money from the Contract. Under a Systematic Withdrawal Program, you may have automatic withdrawals of a specified dollar amount made monthly, quarterly, semi-annually, or annually. For more information, see “Systematic Withdrawal Program”.

A withdrawal may have adverse tax consequences, including the imposition of a penalty tax on withdrawals prior to age 59 1⁄2. Withdrawals from tax sheltered annuities are restricted (see “Federal Income Taxes”).

Death Benefit

Regardless of investment experience, the Contract provides a guaranteed minimum death benefit if any owner dies (or an annuitant if any owner is a non-natural person) before the annuity date.

If you are under age 80 when the Contract is issued, the death benefit equals the greatest of premiums less adjusted withdrawals, the contract value, or the Maximum Anniversary Value. The Maximum Anniversary Value equals the greatest anniversary value for the Contract. If you are age 80 or over when the Contract is issued, the death benefit equals the greater of premiums less adjusted withdrawals or the contract value.

In all states except Washington, Illinois, and Minnesota, contract owners may elect the Estate Enhancer benefit for an additional annual charge. The Estate Enhancer benefit is an optional rider that pays, on the death of the owner, a benefit that provides proceeds that may be used to defray some or all of the expenses attributable to death benefit proceeds paid under the Contract. The Estate Enhancer benefit provides coverage in addition to the Contract’s guaranteed minimum death benefit. The Estate Enhancer benefit is not available if you are age 76 or older. If you elect the Estate Enhancer benefit, you cannot cancel it. Existing contract owners are being provided with an opportunity to elect the Estate Enhancer benefit on the first contract anniversary following availability of the Estate Enhancer benefit in their state.

You can find more detailed information about the death benefit and the Estate Enhancer benefit, and how they are calculated, including age limitations that apply, under “Death Benefit”.

The payment of a death benefit may have tax consequences (see “Federal Income Taxes”).

Annuity Payments

Annuity payments begin on the annuity date and are made under the annuity option you select. You may select an annuity date that cannot be later than the annuitant’s 90th birthday (89th birthday in New

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Jersey). If you do not select an annuity date, the annuity date for nonqualified Contracts is the first day of the month following the annuitant’s 90th birthday (89th birthday in New Jersey). The annuity date for IRA or tax sheltered annuity Contracts is generally when the owner/annuitant reaches age 70 1⁄2.

Details about the annuity options available under the Contract can be found under “Annuity Options”. Annuity payments may have tax consequences (see “Federal Income Taxes”).

Ten Day Right to Review

When you receive the Contract, review it carefully to make sure it is what you intended to purchase. Generally, within ten days after you receive the Contract, you may return it for a refund. The Contract will then be deemed void. Some states allow a longer period of time to return the Contract, particularly if the Contract is replacing another contract. To receive a refund, return the Contract to our Service Center or to the Financial Advisor who sold it. We will then refund the greater of all premiums paid into the Contract or the contract value as of the date you return the Contract. For Contracts issued in Pennsylvania, we will refund the contract value as of the date you return the Contract. For Contracts issued in California to contract owners who are 60 years of age or older and who directed us on the application to invest the premiums immediately in subaccount(s) other than the Mercury Domestic Money Market V.I. Subaccount, we will refund the contract value as of the date you return the Contract.

Replacement of Contracts

Generally, it is not advisable to purchase a Contract as a replacement for an existing annuity contract. You should replace an existing contract only when you determine that the Contract is better for you. You may have to pay a surrender charge on your existing contract. Before you buy a Contract, ask your Financial Advisor if purchasing a Contract could be advantageous, given the Contract’s features, benefits, and charges.

You should talk to your tax advisor to make sure that this purchase will qualify as a tax-free exchange. If you surrender your existing contract for cash and then buy the Contract, you may have to pay Federal income taxes, including possible penalty taxes, on the surrender. Also, because we will not issue the Contract until we have received the initial premium from your existing insurance company, the issuance of the Contract may be delayed.

FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer contract value between the subaccounts. State premium taxes may also be deducted.

Contract Owner Transaction Expenses

Sales Load Imposed on Premiums	None
Contingent Deferred Sales Charge (as a % of premium withdrawn)	None
Transfer Fee[1]	$25

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses. This table also includes the charges you would pay if you added optional riders to your Contract.

Periodic Charges Other Than Fund Expenses

Annual Contract Fee[2]	$40
Separate Account Annual Expenses (as a % of average Separate Account value)
Current and Maximum Asset-Based Insurance Charge	1.59%
Annual Charge for Optional Rider:
Estate Enhancer Charge[3]	0.25%

[1]	There is no charge for the first 12 transfers in a contract year. We currently do not, but may in the future, charge a $25 fee on all subsequent transfers.

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[2]	The contract fee will be assessed annually at the end of each contract year and upon a full withdrawal only if the greater of contract value, or premiums less withdrawals, is less than $25,000.

[3]

The Estate Enhancer charge will be assessed annually at the end of each contract year based on the average of your contract values as of the end of each of the prior four contract quarters. We also impose a pro rata amount of this charge upon surrender, annuitization, death, or termination of the rider. We won’t deduct this charge after the annuity date.

The next table shows the Fund fees and expenses that you may pay periodically during the time that you own the Contract. The table shows the minimum and maximum total operating expenses of the Fund for the Ñscal year ended December 31, 2005, before and after any contractual waivers and expense reimbursements. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.

Range of Expenses for the Funds[4]	Minimum	Maximum
Total Annual Fund Operating Expenses (total of all expenses that are deducted from Fund assets, including management fees, 12b-1 fees, and other expenses)	0.39%	2.68%[5]

[4]

The Fund expenses used to prepare this table were provided to us by the Funds. We have not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2005 or estimated for the current year. Current or future expenses may be greater or less than those shown. The investment adviser for certain Funds may contractually or voluntarily reimburse or waive Fund expenses. For more information about these arrangements, consult the prospectuses for the Funds.

[5]

The maximum expenses shown are for the Federated Capital Appreciation Fund II. Although not contractually obligated to do so, the adviser, administrator, distributor, and shareholder services provider to this Fund expect to waive and reimburse certain amounts, including the management fee, distribution (12b-1) fee, shareholder services fee, and administrative service fee. Total annual operating expenses paid by the Fund (after the anticipated voluntary waiver and reimbursement) were 1.15% for the fiscal year ending December 31, 2005.

Example

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Separate Account Annual Expenses, the Estate Enhancer charge, and Annual Fund Operating Expenses.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum and minimum fees and expenses of any of the Funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If you surrender, annuitize, or remain invested in the Contract at the end of the applicable time period:

Assuming the maximum fees and expenses of any Fund, your costs would be:

1 year	3 years	5 years	10 years

$464	$1,397	$2,336	$4,715

Assuming the minimum fees and expenses of any Fund, your costs would be:

1 year	3 years	5 years	10 years

$231	$712	$1,219	$2,612

Because there is no contingent deferred sales charge, you would pay the same expenses whether you surrender your Contract at the end of the applicable time period or not, based on the same assumptions.

The Examples do not reflect the $40 contract fee because, based on average contract size and withdrawals, its effect on the examples shown would be negligible. They assume the Estate Enhancer benefit is elected and reflect the annual charge of 0.25% of the average contract value at the end of the four prior contract quarters. Contractual waivers and reimbursements are reflected in the first year of the example, but not in subsequent years. See the “Charges and Discussions” section in this Prospectus and the Fund prospectuses for a further discussion of fees and charges.

The examples should not be considered a representation of past or future expenses or annual rates of return of any Fund. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the examples.

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Condensed financial information containing the accumulation unit value history appears at the end of this Prospectus.

YIELDS AND TOTAL RETURNS

From time to time, we may advertise yields, Effective yields, and total returns for the subaccounts. These figures are based on historical earnings and do not indicate or project future performance. We may also advertise performance of the subaccounts in comparison to certain performance rankings and indices. More detailed information on the calculation of performance information appears in the Statement of Additional Information.

Effective yields and total returns for a subaccount are based on the investment performance of the corresponding Fund. Fund expenses influence Fund performance.

The yield of the Mercury Domestic Money Market V.I. Subaccount refers to the annualized income generated by an investment in the subaccount over a specified 7-day period. The yield is calculated by assuming that the income generated for that 7-day period is generated each 7-day period over a 52-week period and is shown as a percentage of the investment. The Effective yield is calculated similarly but, when annualized, the income earned by an investment is assumed to be reinvested. The Effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a subaccount (besides the Mercury Domestic Money Market V.I. Subaccount) refers to the annualized income generated by an investment in the subaccount over a specified 30-day or one month period. The yield is calculated by assuming the income generated by the investment during that 30-day or one-month period is generated each period over 12 months and is shown as a percentage of the investment.

The average annual total return of a subaccount refers to return quotations assuming an investment has been held in each subaccount for 1, 5 and 10 years, or for a shorter period, if applicable. The average annual total returns represent the average compounded rates of return that would cause an initial investment of $1,000 to equal the value of that investment at the end of each period. These percentages exclude any deductions for premium taxes.

We may also advertise or present yield or total return performance information computed on different bases, but this information will always be accompanied by average annual total returns for the corresponding subaccounts. We may also advertise total return performance information for the Funds. We may also present total return performance information for a subaccount for periods before the date the subaccount commenced operations. If we do, we’ll base performance of the corresponding Fund as if the subaccount existed for the same periods as those indicated for the corresponding Fund, with a level of fees and charges equal to those currently imposed under the Contracts. We may also present total performance information for a hypothetical Contract assuming allocation of the initial premium to more than one subaccount or assuming monthly transfers from one subaccount to designated other subaccounts under a Dollar Cost Averaging Program. We may also present total performance information for a hypothetical Contract assuming participation in the Asset Allocation Program or the Rebalancing Program. This information will reflect the performance of the affected subaccounts for the duration of the allocation under the hypothetical Contract. It will also reflect the deduction of charges described above. This information may also be compared to various indices.

Advertising and sales literature for the Contracts may also compare the performance of the subaccounts and Funds to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, with investment objectives similar to each of the Funds corresponding to the subaccounts. Performance information may also be based on rankings by services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis. Advertising and sales literature for the Contracts may also compare the performance of the subaccounts to various indices measuring market performance. These unmanaged indices assume the reinvestment of dividends, but do not reflect any deduction for the expense of operating or managing an investment portfolio.

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Advertising and sales literature for the Contracts may also contain information on the effect of tax deferred compounding on subaccount investment returns, or returns in general. The tax deferral may be illustrated by graphs and charts and may include a comparison at various points in time of the return from an investment in a Contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a currently taxable basis.

MERRILL LYNCH LIFE INSURANCE COMPANY

We are a stock life insurance company organized under the laws of the State of Washington on January 27, 1986 and engaged in the sale of life insurance and annuity products. We changed our corporate location to Arkansas on August 31, 1991. We are an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc. (“Merrill Lynch”), a corporation whose common stock is traded on the New York Stock Exchange.

Our financial statements can be found in the Statement of Additional Information. You should consider them only in the context of our ability to meet any Contract obligation.

THE ACCOUNT

The Merrill Lynch Life Variable Annuity Separate Account A (the “Account”) offers through its subaccounts a variety of investment options. Each option has a different investment objective.

We established the Account on August 6, 1991. It is governed by Arkansas law, our state of domicile. The Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Account meets the definition of a separate account under the Federal securities laws. The Account’s assets are segregated from all of our other assets.

Segregation of Account Assets

Obligations to contract owners and beneficiaries that arise under the Contract are our obligations. We own all of the assets in the Account. The Account’s income, gains, and losses, whether or not realized, derived from Account assets are credited to or charged against the Account without regard to our other income, gains or losses. The assets in each Account will always be at least equal to the reserves and other liabilities of the Account. If the Account’s assets exceed the required reserves and other Contract liabilities, we may transfer the excess to our general account. Under Arkansas insurance law the assets in the Account, to the extent of its reserves and liabilities, may not be charged with liabilities arising out of any other business we conduct nor may the assets of the Account be charged with any liabilities of other separate accounts.

Number of Subaccounts; Subaccount Investments

There are 30 subaccounts currently available through the Account. All subaccounts invest in a corresponding portfolio of the FAM Variable Series Funds, Inc. (the “Variable Series Funds”); the MLIG Variable Insurance Trust (the “MLIG Trust”); the AIM Variable Insurance Funds (the “AIM V.I. Funds”); the AllianceBernstein Variable Products Series Fund, Inc. (the “AllianceBernstein Fund”); the American Century Variable Portfolios, Inc. (the “American Century Portfolios”); the Davis Variable Account Fund, Inc. (the “Davis Fund”); the Federated Insurance Series (the “Federated Series”); the MFS Variable Insurance TrustSM (the “MFS Trust”); the PIMCO Variable Insurance Trust (the “PIMCO VIT Trust”); the Premier VIT; the Seligman Portfolios, Inc. (the “Seligman Portfolios”); or the Van Kampen Life Investment Trust (the “Van Kampen Trust”). Additional subaccounts may be added or closed in the future.

Although the investment objectives and policies of certain Funds are similar to the investment objectives and policies of other portfolios that may be managed or sponsored by the same investment adviser, subadviser, manager, or sponsor, nevertheless, we do not represent or assure that the investment results will be comparable to any other portfolio, even where the investment adviser, subadviser, or manager is the same. Differences in portfolio size, actual investments held, fund expenses, and other factors all contribute to differences in fund performance. For all of these reasons, you should expect investment results to differ. In particular, certain funds available only through the Contract have names similar to funds not available

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through the Contract. The performance of a fund not available through the Contract does not indicate performance of the similarly named fund available through the Contract.

INVESTMENTS OF THE ACCOUNT

General Information and Investment Risks

Information about investment objectives, management, policies, restrictions, expenses, risks, and all other aspects of fund operations can be found in the Funds’ prospectuses and Statements of Additional Information. Read these carefully before investing. Fund shares are currently sold to our separate accounts as well as separate accounts of ML Life Insurance Company of New York (an indirect wholly owned subsidiary of Merrill Lynch), and insurance companies not affiliated with us, to fund benefits under certain variable annuity and variable life insurance contracts. Shares of these funds may be offered to certain pension or retirement plans.

Generally, you should consider the Funds as long-term investments and vehicles for diversification, but not as a balanced investment program. Many of these Funds may not be appropriate as the exclusive investment to fund a Contract for all contract owners. The Fund prospectuses also describe certain additional risks, including investing on an international basis or in foreign securities and investing in lower rated or unrated fixed income securities. There is no guarantee that any Fund will be able to meet its investment objectives. Meeting these objectives depends upon future economic conditions and upon how well Fund management anticipates changes in economic conditions.

The Funds

The following tables summarize each Fund’s investment objective(s), investment adviser(s), and asset class/investment style.

FAM Variable Series Funds, Inc.	Investment Objective	Investment Adviser(s)/Subadviser(s)	Asset Class/ Investment Style

Mercury Basic Value V.I. Fund (Class I)	Seeks capital appreciation and, secondarily, income.	Merrill Lynch Investment Managers, L.P. d/b/a Mercury Advisors (“Mercury Advisors”)	Domestic Equity/ Large Cap Value

Mercury Core Bond V.I. Fund (Class I)	Seeks a high level of current income, and secondarily, capital appreciation.	Mercury Advisors	Fixed Income/ Intermediate Term

Mercury Domestic Money Market V.I. Fund (Class I)	Seeks to preserve capital, maintain liquidity, and achieve the highest possible current income.	Mercury Advisors	Fixed Income/ Money Market

Mercury Fundamental Growth V.I. Fund (Class I)	Seeks long-term growth of capital.	Mercury Advisors	Domestic Equity/ Large Cap Growth

Mercury Government Bond V.I. Fund (Class I)	Seeks the highest possible current income.	Mercury Advisors	Fixed Income/ Intermediate Term

Mercury Index 500 V.I. Fund (Class I)	Seeks investment results that, before expenses, replicate the total return of the Standard & Poor’s 500 Composite Stock Price Index.	Mercury Advisors	Domestic Equity/ Large Cap Blend

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FAM Variable Series Funds, Inc.	Investment Objective	Investment Adviser(s)/Subadviser(s)	Asset Class/ Investment Style

Mercury International Value V.I. Fund (Class I)	Seeks current income and long-term growth of income, accompanied by growth of capital.	Mercury Advisors	International Equity/International

Mercury Value Opportunities V.I. Fund (Class I)	Seeks long-term capital growth.	Mercury Advisors	Domestic Equity/Small Cap Blend

MLIG Variable Insurance Trust	Investment Objective	Investment Adviser(s)/Subadviser(s)	Asset Class/ Investment Style

Roszel/Allianz CCM Capital Appreciation Portfolio	Seeks long-term capital appreciation.	Roszel Advisors, LLC (““Roszel Advisors”) Subadviser: Cadence Capital Management LLC	Domestic Equity/Large Cap Blend

Roszel/Allianz NFJ Small Cap Value Portfolio	Seeks long-term capital appreciation.	Roszel Advisors Subadviser: NFJ Investment Group L.P.	Domestic Equity/Small Cap Value

Roszel/Delaware Trend Portfolio	Seeks long-term capital appreciation.	Roszel Advisors Subadviser: Delaware Management Company	Domestic Equity/Small Cap Growth

Roszel/JPMorgan Small Cap Growth Portfolio	Seeks long-term capital appreciation.	Roszel Advisors Subadviser: JPMorgan Investment Management Inc.	Domestic Equity/Small Cap Growth

Roszel/Lord Abbett AÇliated Portfolio	Seeks long-term capital appreciation and income.	Roszel Advisors Subadviser: Lord, Abbett & Co. LLC	Domestic Equity/Large Cap Value

Roszel/Lord Abbett Bond Debenture Portfolio	Seeks a high total return.	Roszel Advisors Subadviser: Lord, Abbett & Co. LLC	Fixed Income/High Yield

Roszel/Lord Abbett Mid Cap Value Portfolio	Seeks long-term capital appreciation.	Roszel Advisors Subadviser: Lord, Abbett & Co. LLC	Domestic Equity/Mid Cap Value

Roszel/Seligman Mid Cap Growth Portfolio	Seeks long-term capital appreciation.	Roszel Advisors Subadviser: J.W. Seligman & Co. Incorporated	Domestic Equity/Mid Cap Growth

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AIM Variable Insurance Funds	Investment Objective	Investment Adviser(s)/Subadviser(s)	Asset Class/ Investment Style

AIM V.I. Core Equity Fund (Series I)	Seeks growth of capital. * Effective May 1, 2006 the AIM V.I. Premier Equity Fund merged with and into the AIM V.I. Core Equity Fund.	A I M Advisors, Inc.	Domestic Equity/Large Cap Blend

AIM V.I. International Growth Fund (Series I)	Seeks to provide long-term growth of capital.	A I M Advisors, Inc.	International Equity/International

AllianceBernstein Variable Products Series Fund, Inc.	Investment Objective	Investment Adviser(s)/Subadviser(s)	Asset Class/ Investment Style

AllianceBernstein VPS Growth and Income Portfolio (Class A)	Seeks reasonable current income and reasonable opportunity for appreciation.	AllianceBernstein L.P.	Domestic Equity/Large Cap Value

AllianceBernstein VPS Large Cap Growth Portfolio (Class A)	Seeks long-term growth of capital.	AllianceBernstein L.P.	Domestic Equity/Large Cap Growth

American Century Variable Portfolios, Inc.	Investment Objective	Investment Adviser(s)/Subadviser(s)	Asset Class/ Investment Style

VP Ultra» Fund (Class I)	Seeks long-term capital growth.	American Century Investment Management, Inc.	Domestic Equity/Large Cap Growth

Davis Variable Account Fund, Inc.	Investment Objective	Investment Adviser(s)/Subadviser(s)	Asset Class/ Investment Style

Davis Value Portfolio	Seeks long-term growth of capital.	Davis Selected Advisers, LP Davis Selected Advisers-NY, Inc.	Domestic Equity/Large Cap Value

Federated Insurance Series	Investment Objective	Investment Adviser(s)/Subadviser(s)	Asset Class/ Investment Style

Federated Capital Appreciation Fund II (Primary Class)	Seeks capital appreciation.	Federated Equity Management Company of Pennsylvania	Domestic Equity/Large Cap Blend

Federated Kaufmann Fund II (Primary Class)	Seeks capital appreciation.	Federated Equity Management Company of Pennsylvania	Domestic Equity/Mid Cap Growth

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MFS» Variable Insurance TrustSM	Investment Objective	Investment Adviser(s)/Subadviser(s)	Asset Class/ Investment Style

MFS» Emerging Growth Series	Seeks long-term growth of capital.	MFS» Investment Management	Domestic Equity/Large Cap Growth

PIMCO Variable Insurance Trust	Investment Objective	Investment Adviser(s)/Subadviser(s)	Asset Class/ Investment Style

PIMCO Total Return Portfolio (Administrative Class)	Seeks to maximize total return, consistent with preservation of capital and prudent investment management.	Pacific Investment Management Company LLC	Fixed Income Intermediate Term

Premier VIT	Investment Objective	Investment Adviser(s)/Subadviser(s)	Asset Class/ Investment Style

OpCap Renaissance Portfolio	Seeks long-term capital appreciation and income.	OpCap Advisors LLC	Domestic Equity/Mid Cap Value

Seligman Portfolios, Inc.	Investment Objective	Investment Adviser(s)/Subadviser(s)	Asset Class/ Investment Style

Seligman Smaller-Cap Value Portfolio	Seeks long-term capital appreciation.	J. & W. Seligman & Co. Incorporated	Domestic Equity/Small Cap Value

Van Kampen Life Investment Trust	Investment Objective	Investment Adviser(s)/Subadviser(s)	Asset Class/ Investment Style

Comstock Portfolio (Class I)	Seeks capital growth and income.	Van Kampen Asset Management	Domestic Equity/Large Cap Value

Emerging Growth Portfolio (Class I)	Seeks capital appreciation.	Van Kampen Asset Management	Domestic Equity/Large Cap Growth

In order to obtain a copy of the Fund prospectuses, you may call one of our customer service representatives at 1-800-535-5549.

Certain Payments We Receive With Regard to the Funds

We (and our affiliates) receive payments, which may be significant, from the investment adviser (or affiliates thereof) of the Funds for administrative and other services related to Account operations. This compensation is paid out of the adviser’s (or affiliate’s) own resources and not out of Fund assets, and thus does not decrease the Funds’ investment returns. The amount of this compensation is based on a percentage of the assets of the particular Funds attributable to the Contract and to certain other variable insurance contracts that we and our affiliates issue. These percentages differ, and some advisers (or affiliates) may pay more than others. Currently, we receive administrative service payments ranging from 0.15% to 0.375%.

Additionally, retail mutual funds managed by the advisers or subadvisers of the Funds may be sold through our affiliate, MLPF&S, which also distributes the Contracts. These advisers and subadvisers (or their affiliates) may compensate MLPF&S, as a selling firm, with payments or non-cash compensation, such as compensation for certain marketing and distribution services, in connection with the retail mutual funds that they manage. In addition, consistent with NASD rules, Fund distributors and/or their affiliates

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may pay for or make contributions to MLPF&S for training and education seminars for MLPF&S employees, clients and potential clients, due diligence meetings regarding their funds, recreational activities, or other non-cash items. From time to time, MLPF&S may recognize certain Financial Advisors through promotional programs that include mutual funds. These programs may reward Financial Advisors with compensation, including attendance at off-site locations and/or various employee training sessions that may be sponsored or co-sponsored by mutual fund companies whose funds MLPF&S makes available, including the Fund advisers and/or subadvisers. These amounts may be significant and these programs may provide the Fund adviser and subadviser (or their affiliates) with increased visibility to MLPF&S’s Financial Advisors, which are also involved in the distribution of the Contracts.

Furthermore, Merrill Lynch receives additional compensation on assets invested in Merrill Lynch’s proprietary Funds (i.e., FAM Variable Series Funds, Inc. and the MLIG Variable Insurance Trust) because its affiliates receive compensation from the Funds for investment advisory, administrative, transfer agency, distribution, and/or other services. Thus, Merrill Lynch may receive more revenue with respect to proprietary Funds than nonproprietary Funds.

Selection of Underlying Funds

We select the underlying Funds offered through this Contract based on several criteria, including asset class coverage, the strength of the adviser’s or subadviser’s reputation and tenure, brand recognition, performance, and/or the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Fund’s adviser is one of our affiliates or whether the Fund, its adviser, or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. We review the Funds periodically and may remove a Fund or limit its availability to new premiums and/or transfers of contract value if we determine that the Fund no longer meets one or more of the selection criteria, and/or if the Fund has not attracted significant allocations from contract owners.

You are responsible for choosing the subaccounts or an asset allocation model (See “Asset Allocation Program”), and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the Funds that is available to you, including each Fund’s prospectus, statement of additional information, and annual and semi/annual reports. After you select subaccounts or a model for your initial premium payment, you should monitor and periodically reevaluate your allocations to determine if they are still appropriate.

The Company does not provide investment advice and does not recommend or endorse any particular underlying Fund or model. You bear the risk of any decline in the contract value of your Contract resulting from the performance of the Funds you have chosen.

Purchases and Redemptions of Fund Shares; Reinvestment

The Account will purchase and redeem shares of the Funds at net asset value to provide benefits under the Contract. Fund distributions to the Account are automatically reinvested at net asset value in additional shares of the Funds.

Material Conflicts, Substitution of Investments and Changes to the Account

The Funds sell their shares to our separate accounts, in connection with its variable annuity and/or variable life insurance products and may also sell their shares to separate accounts of affiliated and/or unaffiliated insurance companies. Certain Funds may also offer their shares to pension and retirement plans and to fund of funds (open-end management investment companies, or series thereof, that offer their shares exclusively to insurance companies, their separate accounts, and/or to qualified plans).

It is conceivable that material conflicts could arise as a result of both variable annuity and variable life insurance separate accounts investing in the Funds. Although no material conflicts are foreseen, the participating insurance companies will monitor events in order to identify any material conflicts between variable annuity and variable life insurance contract owners to determine what action, if any, should be

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taken. Material conflicts could result from such things as (1) changes in state insurance law, (2) changes in Federal income tax law or (3) differences between voting instructions given by variable annuity and variable life insurance contract owners. If a conflict occurs, we may be required to eliminate one or more subaccounts of the Account or substitute a new subaccount. In responding to any conflict, we will take the action we believe necessary to protect our contract owners.

We may substitute a different investment option for any of the current Funds. A substitution may become necessary if, in our judgment, a portfolio no longer suits the purposes of the Contracts or for any other reason in our sole discretion. This may happen due to a change in laws or regulations, or a change in a portfolio’s investment objectives or restrictions, or because the portfolio is no longer available for investment, or for some other reason. A substituted portfolio may have different fees and expenses.

Substitution may be made with respect to existing contract value or future premium payments, or both for some or all classes of Contracts. Furthermore, we may close subaccounts to allocation of premium payments or contract value, or both for some or all classes of Contracts, at any time in our sole discretion. However, before any such substitution, we would obtain any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any substitutions.

We may also add new subaccounts to the Account, eliminate subaccounts in the Account, deregister the Account under the Investment Company Act of 1940 (the “1940 Act”), make any changes required by the 1940 Act, operate the Account as a managed investment company under the 1940 Act or any other form permitted by law, transfer all or a portion of the assets of a subaccount or separate account to another subaccount or separate account pursuant to a combination or otherwise, and create new separate accounts. Before we make certain changes, we may need approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any changes.

CHARGES AND DEDUCTIONS

We deduct the charges described below to cover costs and expenses, services provided, and risks assumed under the Contracts. The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits.

Asset-Based Insurance Charge

We currently impose an asset-based insurance charge on the Account that equals 1.59% annually. It will never exceed 1.59%.

We deduct this charge daily from the net asset value of the subaccounts prior to the annuity date. This amount compensates us for mortality risks we assume for the annuity payment and death benefit guarantees made under the Contract. These guarantees include making annuity payments which won’t change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the Contract.

The charge also compensates us for expense risks we assume to cover contract maintenance expenses. These expenses may include issuing Contracts, maintaining records, and performing accounting, regulatory compliance, and reporting functions. Finally, this charge compensates us for costs associated with the establishment, administration, and distribution of the Contract, including programs like transfers and Dollar Cost Averaging.

If the asset-based insurance charge is inadequate to cover the actual expenses of mortality, maintenance, administration, and distribution, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit.

Contract Fee

We may charge a $40 contract fee at the end of each contract year. We will only impose this fee if the greater of contract value, or premiums less withdrawals, is less than $25,000. Accordingly, if you have not made any withdrawals from your Contract (or your withdrawals have not decreased your investment in the Contract below $25,000), we will not impose this annual fee.

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The contract fee reimburses us for additional expenses related to maintenance of certain Contracts with lower contract values. We do not deduct the contract fee after the annuity date. The contract fee will never increase.

If the contract fee applies, we will deduct it as follows:

,	We deduct this fee from your contract value at the end of each contract year that occurs on or before the annuity date.

,	We deduct this fee from your contract value if you surrender the contract on any date other than a contract anniversary.

,	We deduct this fee on a pro rata basis from all subaccounts in which your contract value is invested.

Currently, a contract owner of more than three of these Contracts will be assessed no more than $120 in contract fees annually. We reserve the right to change this limit on contract fees at any time.

Estate Enhancer Charge

If you elect Estate Enhancer, we deduct a charge annually at the end of each contract year equal to 0.25% of the average of your contract values as of the end of each of the prior four contract quarters. We won’t deduct this charge after the annuity date. We will impose a pro rata amount of this charge upon surrender, annuitization, death, or termination of the rider between contract anniversaries. We deduct this charge regardless of whether the Estate Enhancer benefit has any value.

Other Charges

Transfer Charges

You may make up to twelve transfers among subaccounts per contract year without charge. If you make more than twelve, we may, but currently do not, charge you $25 for each extra transfer. We deduct this charge pro rata from the subaccounts from which you are transferring contract value. Currently, transfers made by us under the Dollar Cost Averaging Program, the Asset Allocation Program, and the Rebalancing Program will not count toward the twelve transfers permitted among subaccounts per contract year without charge. (See “Dollar Cost Averaging Program”, “Asset Allocation Program”, “Rebalancing Program”, and “Transfers Among Subaccounts”.)

Tax Charges

We reserve the right, subject to any necessary regulatory approval, to charge for assessments or Federal premium taxes or Federal, state or local excise, profits or income taxes measured by or attributable to the receipt of premiums. We also reserve the right to deduct from the Account any taxes imposed on the Account’s investment earnings. (See “Tax Status of the Contract”.)

Fund Expenses

In calculating net asset values, the Funds deduct advisory fees and operating expenses from assets. (See “Fee Table”.) Information about those fees and expenses also can be found in the prospectuses for the Funds, and in the applicable Statement of Additional Information for each Fund.

Premium Taxes

Various states impose a premium tax on annuity premiums when they are received by an insurance company. In other jurisdictions, a premium tax is paid on the contract value on the annuity date.

Premium tax rates vary from jurisdiction to jurisdiction and currently range from 0% to 3% (4% in Guam). Although we pay these taxes when due, we won’t deduct them from your contract value until the annuity date. In those jurisdictions that do not allow an insurance company to reduce its current taxable premium income by the amount of any withdrawal, surrender or death benefit paid, we will also deduct a charge for these taxes on any withdrawal, surrender or death benefit paid under the Contract.

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Premium tax rates are subject to change by law, administrative interpretations, or court decisions. Premium tax amounts will depend on, among other things, the contract owner’s state of residence, our status within that state, and the premium tax laws of that state.

FEATURES AND BENEFITS OF THE CONTRACT

As we describe the contract, we will often use the word “you”. In this context “you” means “contract owner”.

Ownership of The Contract

The contract owner is entitled to exercise all rights under the Contract. Unless otherwise specified, the purchaser of the Contract will be the contract owner. The Contract can be owned by a trust or a corporation. However, special tax rules apply to Contracts owned by “non-natural persons” such as corporations or trusts. If you are a human being, you are considered a “natural person.” You may designate a beneficiary. If any owner dies (or the annuitant if any owner is a non-natural person), the beneficiary will receive a death benefit. You may also designate an annuitant. You may change the annuitant at any time prior to the annuity date. If you don’t select an annuitant, you are the annuitant.

If a non-natural person owns the Contract and changes the annuitant, the Internal Revenue Code (IRC) requires us to treat the change as the death of a contract owner. We will then pay the beneficiary the death benefit.

Only spouses may be co-owners of the Contract, except in Pennsylvania, New Jersey, and Oregon. In addition, when the Contract is issued in exchange for another contract that was co-owned by non-spouses, the Contract will be issued with non-spousal co-owners. When co-owners are established, they exercise all rights under the Contract jointly unless they elect otherwise. Co-owner spouses must each be designated as beneficiary for the other. Co-owners may also designate a beneficiary to receive benefits on the surviving co-owner’s death. Qualified Contracts may not have co-owners.

You may assign the Contract to someone else by giving notice to our Service Center. Only complete ownership of the Contract may be assigned to someone else. You can’t do it in part. An assignment to a new owner cancels all prior beneficiary designations except a prior irrevocable beneficiary designation.

Assignment of the Contract may have tax consequences and may be prohibited on qualified Contracts, so you should consult with a qualified tax advisor before assigning the Contract. (See “Federal Income Taxes”.)

Issuing the Contract

Issue Age

You can buy a nonqualified Contract if you (and any co-owner) are less than 90 years old. Annuitants on nonqualified Contracts must also be less than 90 years old (89 in New Jersey) when we issue the Contract. For qualified Contracts (owned by natural persons), the contract owner and annuitant must be the same person. Contract owners and annuitants on qualified Contracts must be less than 701/2 years old when we issue the Contract, unless certain exceptions are met.

Information We Need To Issue The Contract

Before we issue the Contract, we need certain information from you. We may require you to complete and return a written application in certain circumstances, such as when the Contract is being issued to replace, or in exchange for, another annuity or life insurance contract. Once we review and approve the application or the information provided, and you pay the initial premium, we’ll issue a Contract. Generally, we’ll issue the Contract and invest the premium within two business days of our receiving your premium. If we haven’t received necessary information within five business days, we will return the premium and no Contract will be issued.

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Ten Day Right to Review

When you receive the Contract, review it carefully to make sure it is what you intended to purchase. Generally, within ten days after you receive the Contract, you may return it for a refund. The Contract will then be deemed void. Some states allow a longer period of time to return the Contract, particularly if the Contract is replacing another contract. To receive a refund, return the Contract to our Service Center or to the Financial Advisor who sold it. We will then refund the greater of all premiums paid into the Contract or the contract value as of the date you return the Contract. For Contracts issued in Pennsylvania, we’ll refund the contract value as of the date you return the Contract. For Contracts issued in California to contract owners who are 60 years of age or older and who directed us on the application to invest the premiums immediately in subaccount(s) other than the Mercury Domestic Money Market V.I. Subaccount, we will refund the contract value as of the date you return the Contract.

Premiums

Minimum and Maximum Premiums

The initial premium payment must be $25,000 or more. Subsequent premium payments generally must each be $100 or more. You can make subsequent premium payments at any time before the annuity date. The maximum premium that will be accepted without Company approval is $1,000,000. We may refuse to issue a Contract or accept additional premiums under your Contract if the total premiums paid under all variable annuity contracts issued by us and our affiliate, ML Life Insurance Company of New York, on your life (or the life of any older co-owner) exceed $1,000,000. We also reserve the right to reject premium payments for any other reason.

The Contract is available as a nonqualified contract or tax sheltered annuity or may be issued as an IRA or purchased through an established IRA or Roth IRA custodial account with MLPF&S. Federal law limits maximum annual contributions to qualified Contracts. Transfer amounts from tax sheltered annuity plans that are not subject to the Employee Retirement Income Security Act of 1974, as amended, will be accepted as premium payments, as permitted by law. Other premium payments will not be accepted under a Contract used as a tax sheltered annuity. We may waive the $100 minimum for premiums paid under IRA Contracts held in custodial accounts with MLPF&S where you’re transferring the complete cash balance of such account into a Contract.

How to Make Payments

You can pay premiums directly to our Service Center at the address printed on the first page of this Prospectus or have money debited from your MLPF&S brokerage account.

Automatic Investment Feature

You may make systematic premium payments on a monthly, quarterly, semi-annual or annual basis. Each payment must be for at least $100. Premiums paid under this feature must be deducted from an MLPF&S brokerage account specified by you and acceptable to us. You must specify how premiums paid under this feature will be allocated among the subaccounts. If you select the Asset Allocation Program or the Rebalancing Program, premiums will be allocated based on the model or the specified subaccounts and percentages you have selected. You may change the specified premium amount, the premium allocation, or cancel the Automatic Investment Feature at any time upon notice to us. We reserve the right to make changes to this program at any time.

Premium Investments

For the first 14 days following the contract date, we will hold all premiums in the Mercury Domestic Money Market V.I. Subaccount. After the 14 days, we will reallocate the contract value to the subaccounts you selected. In Pennsylvania, we will invest all premiums as of the contract date in the subaccounts you selected. For Contracts issued in California, for contract owners who are 60 years of age or older, we will put all premiums in the Mercury Domestic Money Market V.I. Subaccount for the first 35 days following the contract date, unless the contract owner directs us to invest the premiums immediately in other subaccounts.

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Currently, you may allocate your premium among 18 of the subaccounts. Allocations must be made in whole numbers. For example, 12% of a premium received may be allocated to the Mercury Basic Value V.I. Subaccount, 58% allocated to the Mercury Government Bond V.I. Subaccount, and 30% allocated to the Mercury Index 500 V.I. Subaccount. However, you may not allocate 331/3% to the Mercury Basic Value V.I. Subaccount and 662/3% to the Mercury Government Bond V.I. Subaccount. If we don’t get allocation instructions when we receive subsequent premiums, we will allocate those premiums according to the allocation instructions you last gave us. We reserve the right to modify the limit on the number of subaccounts to which future allocations may be made.

Accumulation Units

Each subaccount has a distinct value, called the accumulation unit value. The accumulation unit value for a subaccount varies daily with the performance and expenses of the corresponding fund. We use this value to determine the number of subaccount accumulation units represented by your investment in a subaccount.

How Are My Contract Transactions Priced?

We calculate an accumulation unit value for each subaccount at the close of business on each day that the New York Stock Exchange is open. Transactions are priced, which means that accumulation units in your Contract are purchased (added to your Contract) or redeemed (taken out of your Contract), at the unit value next calculated after our Service Center receives notice of the transaction. For premium payments and transfers into a subaccount, units are purchased. For payment of Contract proceeds (i.e., withdrawals, surrenders, annuitization, and death benefits), transfers out of a subaccount, and deductions for any contract fee, any Estate Enhancer charge, any transfer charge, and any premium taxes due, units are redeemed.

How Do We Determine The Number of Units?

We determine the number of accumulation units purchased by dividing the dollar value of the premium payment or the amount transferred into the subaccount by the value of one accumulation unit for that subaccount for the valuation period in which a premium payment or transfer is made. Similarly, we determine the number of accumulation units redeemed by dividing the dollar value of the amount of the Contract proceeds (i.e., withdrawals, surrenders, annuitization, and death benefits), transfers out of a subaccount, and deductions for any contract fee, any Estate Enhancer charge, any transfer charge, and any premium taxes due from a subaccount by the value of one accumulation unit for that subaccount for the valuation period in which the redemption is made. The number of subaccount accumulation units for a Contract will therefore increase or decrease as these transactions are made. The number of subaccount accumulation units for a Contract will not change as a result of investment experience or the deduction of asset-based insurance charges. Instead, this charge and investment experience are reflected in the accumulation unit value.

When we establish a subaccount, we set an initial value for an accumulation unit (usually, $10). Accumulation unit values increase, decrease, or stay the same from one valuation period to the next. An accumulation unit value for any valuation period is determined by multiplying the accumulation unit value

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for the prior valuation period by the net investment factor for the subaccount for the current valuation period.

The net investment factor is an index used to measure the investment performance of a subaccount from one valuation period to the next. For any subaccount, we determine the net investment factor by dividing the value of the assets of the subaccount for that valuation period by the value of the assets of the subaccount for the preceding valuation period. We subtract from that result the daily equivalent of the asset-based insurance charge for the valuation period. We also take reinvestment of dividends and capital gains into account when we determine the net investment factor.

We may adjust the net investment factor to make provisions for any change in tax law that requires us to pay tax on earnings in the Account or any charge that may be assessed against the Account for assessments or premium taxes or Federal, state or local excise, profits or income taxes measured by or attributable to the receipt of premiums. (See “Other Charges”.)

Death of Annuitant Prior to Annuity Date

If the annuitant dies before the annuity date, and the annuitant is not a contract owner, the owner may designate a new annuitant. If a new annuitant is not designated, the contract owner will become the annuitant unless any owner is not a natural person. If any contract owner is not a natural person, no new annuitant may be named and the death benefit will be paid to the beneficiary.

Transfers Among Subaccounts

General

Before the annuity date, you may transfer all or part of your contract value among the subaccounts up to twelve times per contract year without charge. You can make additional transfers among subaccounts, but we may charge you $25 for each extra transfer. We will deduct the transfer charge pro rata from among the subaccounts you’re transferring from. Currently, transfers made by us under the Dollar Cost Averaging Program, the Asset Allocation Program, and the Rebalancing Program will not count toward the twelve transfers permitted among subaccounts per contract year without charge. (See “Dollar Cost Averaging Program”, “Asset Allocation Program”, and “Rebalancing Program”.) We reserve the right to change the number of additional transfers permitted each contract year.

Transfers among subaccounts may be made in specific dollar amounts or as a percentage of contract value. You must transfer at least $100 or the total value of a subaccount, if less.

You may request transfers in writing or by telephone, once we receive proper telephone authorization. Transfer requests may also be made through your Merrill Lynch Financial Advisor, or another person you designate, once we receive proper authorization. Transfers will take effect as of the end of the valuation period on the date the Service Center receives the request. Where you or your authorized representative have not given instructions to a Service Center representative prior to 4:00 p.m. (ET), even if due to our delay in answering your call, we will consider telephone transfer requests to be received the following business day. (See “Other Information - Notices and Elections” for additional information on potential delays applicable to telephone transactions.)

Disruptive Trading

Frequent or short-term transfers among subaccounts, such as those associated with “market timing” transactions, can adversely affect the Funds and the returns achieved by contract owners. In particular, such transfers may dilute the value of the Fund shares, interfere with the efficient management of the Funds’ investments, and increase brokerage and administrative costs of the Funds. Accordingly, frequent or short-term transfers by a contract owner among the subaccounts may adversely affect the long-term performance of the Funds, which may, in turn, adversely affect other contract owners and other persons who may have an interest in the Contract (e.g., annuitants and beneficiaries). In order to try to protect our contract owners and the Funds from potentially disruptive or harmful trading activity, we have adopted certain policies and procedures (“Disruptive Trading Procedures”). We employ various means to try to detect such transfer activity, such as periodically examining the number of “round trip” transfers into and

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out of particular subaccounts made by contract owners within given periods of time and/or examining transfer activity identified by the Funds on a case-by-case basis.

Our policies and procedures may result in restrictions being applied to contract owners who are found to be engaged in disruptive trading activities. Contract owners will be provided one warning in writing prior to imposition of any restrictions on transfers. If a “warned” contract owner engages in any further disruptive trading activities within the six-month period following a warning letter, we will notify the contract owner in writing of the restrictions that will apply to future transfers under a Contract. Currently, our restrictions require such contract owners to submit all future transfer requests through regular U.S. mail (thereby refusing to accept transfer requests via overnight delivery service, telephone, Internet, facsimile, other electronic means, or through your Financial Advisor). If this restriction fails to limit further disruptive trading activities, we may additionally require a minimum time period between each transfer and refuse to execute future transfer requests that violate our Disruptive Trading Procedures. We currently do not, but may in the future, impose different restrictions, such as:

,	not accepting a transfer request from a third party acting under authorization on behalf of more than one contract owner;

,	limiting the dollar or percentage of contract value that may be transferred among the subaccounts at any one time; and

,	imposing a redemption fee on certain transfers.

Because we have adopted our Disruptive Trading Procedures as a preventative measure to protect contract owners from the potential adverse effects of harmful trading activity, we will impose the restriction stated in the notification on that contract owner even if we cannot identify, in the particular circumstances, any harmful effect from that contract owner’s future transfers.

Despite our best efforts, we cannot guarantee that our Disruptive Trading Procedures will detect every potential contract owner engaged in disruptive trading activity, but we apply our Disruptive Trading Procedures consistently to all contract owners without special arrangement, waiver, or exception. Our ability to detect and deter such transfer activity may be limited by our operational systems and technological limitations. Furthermore, the identification of contract owners determined to be engaged in disruptive or harmful transfer activity involves judgments that are inherently subjective. In our sole discretion, we may revise our Disruptive Trading Procedures at any time without prior notice as necessary to better detect and deter frequent or short-term transfers that may adversely affect other contract owners or the Funds, to comply with state or federal regulatory requirements, or to impose additional or alternate restrictions on contract owners engaged in disruptive trading activity.

The Funds available as investment options under the Contract may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the Funds describe any such policies and procedures. The disruptive trading policies and procedures of a Fund may be different, and more or less restrictive, than our Disruptive Trading Procedures or the disruptive trading policies and procedures of other Funds. You should be aware that we may not have the contractual obligation or the operational capacity to apply the disruptive trading policies and procedures of the respective Funds that would be affected by the transfers. Accordingly, contract owners and other persons with interests in the Contracts should assume that the sole protection they may have against potential harm from frequent transfers is the protection provided by our Disruptive Trading Procedures.

Contract owners and other persons with interests in the Contracts also should be aware that the purchase and redemption orders received by the Funds generally are “omnibus” orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance contracts. The omnibus nature of these orders may limit the Funds’ ability to apply their respective disruptive trading policies and procedures. We cannot guarantee that the Funds (and thus our contract owners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may invest in the Funds. In addition, if a Fund believes that an omnibus order we submit may reflect one or more transfer requests from contract owners engaged in disruptive trading activity, the Fund may reject the entire omnibus order.

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In the future, some Funds may begin imposing redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the Funds. To the extent permitted by applicable law, we also reserve the right to refuse to make a transfer at any time that we are unable to purchase or redeem shares of any of the Funds available through the Account, including any refusal or restriction on purchases or redemptions of their shares as a result of a Fund’s own policies and procedures on disruptive trading activities.

Dollar Cost Averaging Program

What Is It?

The Contract offers an optional transfer program called Dollar Cost Averaging (“DCA”). This program allows you to reallocate money at monthly intervals from a designated subaccount to one or more other subaccounts. The DCA Program is intended to reduce the effect of short term price fluctuations on investment cost. Since we transfer the same dollar amount to selected subaccounts monthly, the DCA Program allows you to purchase more accumulation units when prices are low and fewer accumulation units when prices are high. Therefore, you may achieve a lower average cost per accumulation unit over the long-term. However, it is important to understand that a DCA Program does not assure a profit or protect against loss in a declining market. If you choose to participate in the DCA Program you should have the financial ability to continue making transfers through periods of fluctuating markets.

If you choose to participate in the DCA Program, each month we will transfer amounts from the subaccount that you designate and allocate them, in accordance with your allocation instructions, to the subaccounts that you select.

If you choose the Asset Allocation Program or the Rebalancing Program, you cannot use the DCA Program. We reserve the right to make changes to this program at any time.

Participating in the DCA Program

You can choose the DCA Program any time before the annuity date. You may elect the DCA Program in writing or by telephone, once we receive proper telephone authorization. Once you start using the DCA Program, you must continue it for at least three months. After three months, you may cancel the DCA Program at any time by notifying us in a form satisfactory to us. Once you reach the annuity date, you may no longer use this program.

Minimum Amounts

To elect the DCA Program, you need to have a minimum amount of money in the designated subaccount. We determine the amount required by multiplying the specified length of your DCA Program in months by your specified monthly transfer amount. Amounts of $100 or more must be allotted for transfer each month in the DCA Program. We reserve the right to change these minimums. Allocations must be designated in whole percentage increments. No specific dollar amount designations may be made. Should the amount in your selected subaccount drop below the selected monthly transfer amount, we’ll notify you that you need to put more money in to continue the program.

When Do We Make DCA Transfers?

You select the date for DCA transfers, within certain limitations. We will make the first DCA transfer on the selected date following the later of 14 days after the contract date or the date we receive notice of your DCA election at our Service Center. We’ll make subsequent DCA transfers on the same day of each succeeding month. Currently, we don’t charge for DCA transfers; they are in addition to the twelve annual transfers permitted without charge under the Contract.

Asset Allocation Program

The following is a general description of the Asset Allocation Program. A complete description is available in the brochure for the Program.

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General

We make available to contract owners an Asset Allocation Program, for which our affiliate, Roszel Advisors, LLC (“Roszel Advisors”), provides investment advice. Roszel Advisors is an investment adviser registered under the Investment Advisers Act of 1940. If you participate in the Asset Allocation Program, Roszel Advisors will serve as your investment adviser solely for the purposes of the development of the asset allocation models and periodic updates to the models. The Asset Allocation Program can be elected at issue or in writing at any time after issue. If you elect the Asset Allocation Program you must include all contract value in the Program. There is no charge for participation in the Asset Allocation Program.

We may perform certain administrative functions on behalf of Roszel Advisors; however, we are not registered as an investment adviser and are not providing any investment advice in making the Program available. Furthermore, your Financial Advisor is not providing any investment advice related to the Asset Allocation Program.

There is no assurance that investment returns will be better through participation in the Asset Allocation Program. Your Contract may still lose money and experience volatility.

Asset Allocation Models

Except as described below, a contract owner electing to participate in the Asset Allocation Program (a “Program participant”) will have his or her contract value allocated according to one of the model portfolios developed by Roszel Advisors. There are currently five asset allocation models to choose from:

,	Capital Preservation

,	Income

,	Income and Growth

,	Growth

,	Aggressive Growth

When electing the Asset Allocation Program, Program participants must complete a standardized questionnaire. Based on the results of the questionnaire, one of the asset allocation models is matched to the Program participant based on his or her investment goals and risk tolerance. Each asset allocation model is intended for a specific type of investor, from aggressive to conservative. Each model identifies specific subaccounts and the percentage of premium or contract value allocated to each of those subaccounts. The Program participant then selects from the available asset allocation models, and may select a model other than the model indicated by the questionnaire.

Changes to the Composition of Asset Allocation Models

On a quarterly basis, Roszel Advisors reviews the asset allocation models and may adjust the composition of each model. Any adjustments become Effective on the last business day of the calendar quarter.

If, as a result of such review, a change is made to an asset allocation model, Roszel Advisors will notify Program participants in advance of the change, and each Program participant will have the opportunity to reject the change. A Program participant who chooses to reject a model change creates his or her own portfolio (a “self-directed portfolio”). Roszel Advisors provides no investment advice related to the creation of a self-directed portfolio. Once a Program participant has rejected a change in a model, Roszel Advisors considers that participant to have rejected all future changes in the model and the Asset Allocation Program will be terminated. Therefore, a Program participant who rejects a model change and thereby creates a self- directed portfolio will not receive a periodic review of or changes to his or her portfolio, as would be provided by Roszel Advisors for the asset allocation models. In addition, those participants will no longer receive written materials from Roszel Advisors about the changes being made to the models. However, those participants can elect at any time to again participate in the Asset Allocation Program.

Contract owners who elect, either at issue or with respect to an existing Contract, to participate in the Asset Allocation Program within three weeks prior to the end of a calendar quarter will be provided, prior to their decision to elect the Asset Allocation Program, with information regarding the composition of both the current asset allocation model, as well as any changes to the model which will become Effective on the last day of that calendar quarter.

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Initial Allocation to the Selected Asset Allocation Model

If you elect the Asset Allocation Program at the time you purchase a Contract, we will allocate your initial premium to the selected model on the contract date, unless your premium is required to be initially allocated to the Mercury Domestic Money Market V.I. Subaccount. If your premium is required to be initially allocated to the Mercury Domestic Money Market V.I. Subaccount, we will allocate your contract value at the end of the 14-day period (35-day period in California if the premium(s) is required to be allocated to the Mercury Domestic Money Market V.I. Subaccount) in accordance with the asset allocation model that is in effect at that time. If you elect the Asset Allocation Program at any time after the contract date (and after any period that a premium is required to be allocated to the Mercury Domestic Money Market V.I. Subaccount), we will reallocate your contract value in accordance with the selected model in effect as of the end of the valuation period when we receive the information necessary to process the request.

Quarterly Rebalancing

On the last business day of each calendar quarter, we automatically rebalance contract value to maintain the subaccounts and percentages for each Program participant’s selected asset allocation model. This quarterly rebalancing takes account of:

,	increases and decreases in contract value in each subaccount due to subaccount performance,
,

increases and decreases in contract value in each subaccount due to subaccount transfers, withdrawals (particularly if taken from specific subaccounts designated by the contract owner), and premium payments (particularly if allocated to specific subaccounts designated by the contract owner), and

,	any adjustments Roszel Advisors has made to the selected model.

The first quarterly rebalancing will occur at the end of the first calendar quarter following the later of the election date or the end of the period during which your premium is required to be initially allocated to the Mercury Domestic Money Market V.I. Subaccount, if applicable.

We will not automatically rebalance self-directed portfolios unless the contract owner elects the Rebalancing Program.

Allocation of Future Premiums

The asset allocation model that a Program participant selects will override any prior percentage allocations that the participant may have chosen and all future premiums will be allocated accordingly. For self- directed portfolios, future premiums for which no specific allocation instructions are received will be allocated in accordance with the last allocation instructions we received, which may have been a prior version of their asset allocation model. Accordingly, Program participants with self-directed portfolios should consider providing specific allocation instructions with each premium payment or contacting us to update their default allocation instructions.

Other Information

At any time, a Program participant can request to change his or her selected model or the allocation of his or her contract value among the subaccounts, or can elect to terminate the Asset Allocation Program.

Roszel Advisors will contact Program participants at least annually to determine whether the participant’s financial situation or investment objectives have changed. In addition, when we notify Program participants quarterly of changes to the models, we also will instruct them to notify Roszel Advisors of any changes to their financial situation or investment objectives or if they wish to change their selected model or create a self-directed portfolio.

Funds selected by Roszel Advisors to be part of an asset allocation model may be advised or subadvised by Roszel Advisors or one of its affiliates. To the extent that Roszel Advisors includes such proprietary Funds in its models, Roszel Advisors and/or its affiliates will receive additional compensation from the

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advisory fees of the Funds. (See “Certain Payments We Receive With Regard to the Funds” for information on compensation with regard to proprietary Funds.) Although Roszel Advisors and its affiliates may benefit financially from the inclusion of proprietary Funds in the asset allocation models, Roszel Advisers does not take such benefits into account in selecting the Funds for the models. You should be aware of this potential financial benefit, however, if you elect to participate in the Asset Allocation Program.

For more information on Roszel Advisor’s role as investment adviser for Program participants, please see Roszel Advisor’s brochure from their Form ADV, the SEC investment adviser registration form, which will be delivered to contract owners at the time they apply for a Contract. Please contact us if you would like to receive a copy of this brochure. Program participants may also contact us at 1-800-535-5549 with questions about the Asset Allocation Program or the asset allocation models at any time.

Currently, we don’t charge for transfers under the Asset Allocation Program; they are in addition to the twelve annual transfers permitted without charge under the Contract. If you choose the DCA Program or the Rebalancing Program, you cannot also elect the Asset Allocation Program.

This Asset Allocation Program may be terminated or altered at any time by us.

Rebalancing Program

Under the Rebalancing Program, we will allocate your premiums and rebalance your contract value quarterly according to the subaccounts and percentages you select based on your investment goals and risk tolerance.

After you elect the Rebalancing Program, we allocate your premiums in accordance with the subaccounts and percentages you have selected. On the last business day of each calendar quarter, we automatically reallocate your contract value to maintain the particular percentage allocation among the subaccounts that you have selected.

We perform this periodic rebalancing to take account of:

,	increases and decreases in contract value in each subaccount due to subaccount performance, and

,	increases and decreases in contract value in each subaccount due to withdrawals, transfers, and premiums.

The Rebalancing Program can be elected at issue or at any time after issue. You may elect the Rebalancing Program in writing or by telephone, once we receive proper telephone authorization. If you elect the Rebalancing Program, you must include all contract value in the program. We allocate all systematic investment premiums and, unless you instruct us otherwise, all other premiums in accordance with the particular percentage allocation among the subaccounts that you have selected. The percentages that you select under the Rebalancing Program will override any prior percentage allocations that you have chosen and we will allocate all future premiums accordingly. You may change your allocations at any time. Once elected, you may instruct us, in a form satisfactory to us, at any time to terminate the program.

Currently, we don’t charge for transfers under this program; they are in addition to the twelve annual transfers permitted without charge under the Contract.

We reserve the right to make changes to this program at any time. If you choose the Asset Allocation Program or the DCA Program, you cannot use the Rebalancing Program.

Withdrawals and Surrenders

When and How Withdrawals are Made

You may make systematic withdrawals, discussed below. Withdrawals may be subject to tax and prior to age 591/2 may also be subject to a 10% Federal penalty tax. Withdrawals from tax sheltered annuities are restricted. (See “Federal Income Taxes”.)

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Unless you direct us otherwise, we will make lump-sum withdrawals from subaccounts in the same proportion as the subaccounts bear to your contract value. You may make a withdrawal request in writing to our Service Center or by telephone, once you’ve submitted a proper telephone authorization form to our Service Center, but only if the amount withdrawn is to be paid into a Merrill Lynch brokerage account or sent to the address of record. Where you or your authorized representative have not given instructions to a Service Center representative prior to 4:00 p.m. (ET), even if due to our delay in answering your call, we will consider telephone withdrawal requests to be received the following business day. (See “Other Information - Notices and Elections” for additional information on potential delays applicable to telephone transactions.)

Minimum Amounts

The minimum amount that may be withdrawn is $100. At least $5,000 must remain in the Contract after you make a withdrawal. We reserve the right to change these minimums.

Systematic Withdrawal Program

You may have automatic withdrawals of a specified dollar amount made monthly, quarterly, semi-annually or annually. Each withdrawal must be for at least $100 and the remaining contract value must be at least $5,000. You may change the specified dollar amount or frequency of withdrawals or stop the Systematic Withdrawal Program at any time upon notice to us. We will make systematic withdrawals from subaccounts in the same proportion as the subaccounts bear to your contract value. We reserve the right to restrict the maximum amount that may be withdrawn each year under the Systematic Withdrawal Program and to make any other changes to this program at any time.

Surrenders

At any time before the annuity date you may surrender the Contract through a full withdrawal. Any request to surrender the Contract must be in writing. The Contract must be delivered to our Service Center. We will pay you an amount equal to the contract value as of the end of the valuation period when we process the surrender, minus any applicable contract fee, minus any applicable Estate Enhancer charge, and minus any applicable charge for premium taxes. (See “Charges and Deductions”.) Surrenders are subject to tax and, prior to age 591/2, may also be subject to a 10% Federal penalty tax. Surrenders of tax sheltered annuities before age 591/2, death, disability, severance from employment, or hardship may be restricted unless proceeds are transferred to another tax sheltered annuity arrangement. (See “Federal Income Taxes”.)

Payments to Contract Owners

We’ll make any payments to you usually within seven days of our Service Center receiving your proper request. However, we may delay any payment, or delay processing any annuity payment or transfer request if:

(a)	the New York Stock Exchange is closed;

(b)	trading on the New York Stock Exchange is restricted by the Securities and Exchange Commission;

(c)

the Securities and Exchange Commission declares that an emergency exists making it not reasonably practicable to dispose of securities held in the Account or to determine the value of the Account’s assets;

(d)	the Securities and Exchange Commission by order so permits for the protection of security holders; or

(e)	payment is derived from a check used to make a premium payment which has not cleared through the banking system.

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Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a contract owner’s ability to make certain transactions and thereby refuse to accept any premium payments or requests for transfers, withdrawals, surrenders, annuitization, or death benefits, until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

Contract Changes

Requests to change the owner, beneficiary, annuitant, or annuity date of a Contract will take effect as of the date you sign such a request, unless we have already acted in reliance on the prior status. We are not responsible for the validity of such a request.

If you change the owner or annuitant on a nonqualified Contract, the new owner must be less than 90 years old, and the new annuitant must be less than 90 years old (89 in New Jersey). For qualified Contracts, the owner generally must be the annuitant.

Death Benefit

General

Regardless of investment experience, the Contract provides a guaranteed minimum death benefit to the beneficiary if any owner dies before the annuity date. (If an owner is a non-natural person, then the death of the annuitant will be treated as the death of the owner.)

Unless the owner has chosen the manner in which the death benefit is to be paid, we will pay the death benefit in a lump sum unless the beneficiary chooses an annuity payment option available under the Contract. (See “Annuity Options”.) However, if any owner dies before the annuity date, Federal tax law generally requires us to distribute the entire contract value within five years of your date of death. Special rules may apply to a surviving spouse. (See “Federal Income Taxes”.)

We determine the death benefit as of the date we receive certain information at our Service Center. We call this information due proof of death. It consists of the Beneficiary Statement, a certified death certificate, and any additional documentation we may need to process the death claim. If we haven’t received the other documents within 60 days following our receipt of a certified death certificate, we will consider due proof of death to have been received and we will pay the death benefit in a lump sum. For multiple beneficiaries, we will pay the first beneficiary to provide us with due proof of death his or her share of the death benefit. We will not pay any remaining beneficiary his or her share of the death benefit until we receive due proof of death from that beneficiary. Such beneficiaries continue to bear the investment risk that contract value will increase or decrease until such time as they submit due proof of death or 60 days following receipt of a certified death certificate, whichever is sooner.

Unless you irrevocably designated a beneficiary, you may change the beneficiary at any time before the annuity date.

Death benefit proceeds are taxable to the extent of gain. (See “Federal Income Taxes - Taxation of Death Benefit Proceeds”.)

Spousal Continuation

If your beneficiary is your surviving spouse, your spouse may elect to continue the Contract if you die before the annuity date (except under tax sheltered annuities). Your spouse becomes the contract owner and the beneficiary until your spouse names a new beneficiary. If the death benefit which would have been paid to the surviving spouse is greater than the contract value as of the date we determine the death benefit, we will increase the contract value of the continued Contract to equal the death benefit we would have paid to the surviving spouse. Your interest in each subaccount available at that time for allocations of premiums and transfers of contract value will be increased by the ratio of your contract value in each subaccount to your contract value prior to the increase.

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Calculation of Death Benefit

Maximum Anniversary Value Death Benefit. If you (or the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) are under age 80 on the contract date, the death benefit is the greatest of:

(i)	the premiums paid into the Contract less “adjuste” withdrawals from the Contract;

(ii)	the contract value; or

(iii)	the Maximum Anniversary Value.

For this formula, each “adjusted” withdrawal equals the amount withdrawn multiplied by the greater of [(a) or (b)] ÷ (c) where:

a •	premiums paid into the Contract less previous “adjusted” withdrawals;

b •	the Maximum Anniversary Value; and

c •	the contract value.

Values for (a), (b), and (c) are calculated immediately prior to the withdrawal.

Return of Premium Death Benefit. If you (or the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) are age 80 or over on the contract date, the death benefit is the greater of:

(i)	the premiums paid into the Contract less “adjusted” withdrawals from the Contract; or

(ii)	the contract value.

For this formula, each “adjusted” withdrawal equals the amount withdrawn multiplied by (a) ÷ (b) where:

a •	premiums paid into the Contract less previous “adjusted” withdrawals; and

b •	the contract value.

Both (a) and (b) are calculated immediately prior to the withdrawal.

Maximum Anniversary Value

The Maximum Anniversary Value is equal to the greatest anniversary value for the Contract. An anniversary value is equal to the contract value on a contract anniversary increased by premium payments and decreased by “adjusted” withdrawals since that anniversary. “Adjusted” withdrawals are calculated according to the formula that appears under “Maximum Anniversary Value Death Benefit” above.

To determine the Maximum Anniversary Value, we will calculate an anniversary value for each contract anniversary through the earlier of your attained age 80 or the anniversary on or prior to your date of death. If the contract has co-owners, we will calculate the anniversary value through the earlier of the older owner’s attained age 80 or the anniversary on or prior to any owner’s date of death if a death benefit is payable. If an owner is a non-natural person, then the annuitant’s age, rather than the owner’s, will be used.

We will calculate the Maximum Anniversary Value based on your age (or the age of the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) on the contract date. Subsequent changes in owner will not increase the period of time used to determine the Maximum Anniversary Value. If a new owner has not reached attained age 80 and is older than the owner whose age is being used to determine the Maximum Anniversary Value at the time of the ownership change, the period of time used in the calculation of the Maximum Anniversary Value will be based on the age of the new owner at the time of the ownership change. If at the time of an ownership change the new owner is attained age 80 or over, we will use the Maximum Anniversary Value as of the anniversary on or prior to the ownership change, increased by premium payments and decreased by “adjusted” withdrawals since that anniversary.

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For an example of the calculation of death benefit, see Appendix A.

Estate Enhancer Benefit

In all states except Washington, Illinois, and Minnesota, you may elect Estate Enhancer at the time of application for an additional annual charge. Estate Enhancer provides coverage in addition to that provided by your Contract’s guaranteed minimum death benefit. The Estate Enhancer benefit is designed to help offset expenses, including income taxes, attributable to payment of the death benefit. The Estate Enhancer benefit, like the death benefit payable under the Contract, is subject to Federal income taxes. You cannot elect Estate Enhancer if you (or the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) are age 76 or older on the contract date. Currently, Estate Enhancer cannot be elected on qualified Contracts. Estate Enhancer availability is subject to our approval if “Estate Enhancer premiums” on all contracts issued by us with the same owner(s) exceeds $2,200,000. (For this purpose, “Estate Enhancer premiums” means the contract value on the Estate Enhancer Effective date (initial premium if the Effective date is the Contract Date) plus subsequent premium payments. Once you elect Estate Enhancer, you cannot cancel it (except in North Dakota). Estate Enhancer, however, will terminate if you annuitize or surrender the Contract, or if the Contract otherwise terminates. The amount of the Estate Enhancer benefit depends upon the amount of gain in your Contract. Because withdrawals and poor investment performance of the Funds will reduce the amount of gain in your Contract, they will reduce the value of the Estate Enhancer benefit. It is possible that the Estate Enhancer benefit may not have any value.

The percentage used to determine the benefit depends on your age (or the age of the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) on the contract date. If you are age 69 or under on the contract date, your benefit is equal to 45% of the Estate Enhancer gain,    but in no event will it exceed 45% of net premiums (excluding any subsequent premiums paid within one year prior to the death of any owner, or the annuitant, if the owner is a non-natural person, and any premiums paid between the date of death and the date we receive notification of death). Estate Enhancer gain is the contract value on the date we calculate the death benefit minus net premiums since the contract date. Net premiums equal the initial premium plus any additional premiums paid since the contract date less the portion of each withdrawal considered to be premium. Withdrawals reduce Estate Enhancer gain first and only withdrawals in excess of Estate Enhancer gain reduce net premiums. If you (or the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) are age 70 or over on the contract date, the percentages are reduced from 45% to 30% in the calculation, above.

As described under “Spousal Continuation”, if a surviving spouse continues the Contract, the contract value will be increased to the amount that would have been paid as a death benefit, including any Estate Enhancer benefit. If the surviving spouse is younger than attained age 76 on the date he or she elects to continue the Contract, Estate Enhancer will also be continued. We will use the date the surviving spouse elects to continue the Contract as the Effective date, and the percentages used in the calculations above will be based on the surviving spouse’s attained age on the Effective date. Estate Enhancer gain and net premiums are calculated from the new Effective date and the contract value on the Effective date is considered a premium for purposes of these calculations. If the surviving spouse is attained age 76 or older on the date he or she elects to continue the Contract, Estate Enhancer will terminate.

You may change the owner of the Contract to your spouse without terminating Estate Enhancer provided that your spouse is younger than attained age 76 on the Effective date. After such a change in owner, the amount of the Estate Enhancer benefit will be based on the attained age of your spouse, if older. We reserve the right to terminate Estate Enhancer if there is any other change of owner. If we do not terminate the Estate Enhancer benefit for a non-spousal ownership change, the continuation of the benefit will be subject to the parameters described in this paragraph.

If the age of an owner (or annuitant, if the owner is a non-natural person), is misstated, any Estate Enhancer benefit will be adjusted to reflect the correct age.

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We are offering existing contract owners in approved states the opportunity to add Estate Enhancer as of the contract anniversary (Effective date of benefit) following availability of the Estate Enhancer benefit in their state, provided you (or the older owner, if the Contract has co-owners, or the annuitant, if the owner is a non-natural person) are under attained age 76. The above description of Estate Enhancer applies, except that we will use the contract anniversary as the Effective date, and the percentages used in the calculations will be based on the attained age of the owner (or the older owner, if the Contract has co- owners, or the annuitant, if the owner is a non-natural person) on the Effective date. Estate Enhancer gain and net premiums are calculated from the new Effective date and the contract value on the Effective date is considered a premium for purposes of these calculations.

For an example of the calculation of the Estate Enhancer benefit, see Appendix B.

Annuity Payments

We’ll make the first annuity payment on the annuity date, and payments will continue according to the annuity option selected. When you first buy the Contract, the annuity date for nonqualified Contracts is the first day of the month following the annuitant’s 90th birthday (89th birthday in New Jersey).

However, you may specify an earlier annuity date. You may change the annuity date at any time before the annuity date. Generally, the annuity date for IRA or tax sheltered annuity Contracts is when the owner/annuitant reaches age 701/2. However, we will not require IRA and tax sheltered annuities to annuitize at age 701/2 if distributions from the Contract are not necessary to meet Federal minimum distribution requirements.

Contract owners may select from a variety of fixed annuity payment options, as outlined below in ““Annuity Options.” If you don’t choose an annuity option, we’ll use the Life Annuity with Payments Guaranteed for 10 Years annuity option. You may change the annuity option before the annuity date. We reserve the right to limit annuity options available to qualified contract owners to comply with the Internal Revenue Code or regulations under it. For qualified contracts, please note that annuity options with a life contingency (e.g. payments of a fixed amount or for a fixed period) may not satisfy required minimum distribution rules. Consult a tax advisor before electing one of these options.

We calculate your annuity payments as of the annuity date, not the date when annuitization request forms are received at the Service Center. Until the annuity date, your contract value will fluctuate in accordance with the performance of the investment options you have selected. We determine the dollar amount of annuity payments by applying your contract value on the annuity date, less any applicable Estate Enhancer benefit charge and any applicable premium taxes, to our then current annuity purchase rates. Purchase rates show the amount of periodic payment that a $1000 value buys. These rates are based on the annuitant’s age and sex (where permitted) at the time payments begin. The rates will never be less than those shown in the Contract.

If the age and/or sex of the annuitant was misstated to us, resulting in an incorrect calculation of annuity payments, we will adjust future annuity payments to reflect the correct age and/or sex. We will deduct any amount we overpaid as the result of a misstatement from future payments with interest at an annual rate not to exceed the maximum permitted in your state. Likewise, if we underpaid any amount as the result of a misstatement, we will correct it with the next payment with interest at an annual rate not to exceed the maximum permitted in your state.

If the contract value on the annuity date after the deduction of any applicable premium taxes is less than $5,000, we may cash out your Contract in a lump sum. If any annuity payment would be less than $50 (or a different minimum amount, if required by state law), we may change the frequency of payments so that all payments will be at least $50 (or the minimum amount required by state law). Unless you tell us differently, we’ll make annuity payments directly to your Merrill Lynch brokerage account.

Annuity Options

We currently provide the following fixed annuity payment options. After the annuity date, your Contract does not participate in the performance of the Account. We may in the future offer more options. Once

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you begin to receive annuity payments, you cannot change the payment option, payment amount, or the payment period. Please note that there is no guarantee that aggregate payments under any of these annuity options will equal the total premiums paid. If you or the annuitant dies while guaranteed payments remain unpaid, several options provide the ability to take the present value of future guaranteed payments in a lump sum.

How We Determine Present Value of Future

Guaranteed Annuity Payments

Present value refers to the amount of money needed today to fund the remaining guaranteed payments under the annuity payment option you select. The primary factor in determining present value is the interest rate assumption we use. If you are receiving annuity payments under an option that gives you the ability to take the present value of future payments in a lump sum and you elect to take the lump sum, we will use the same interest rate assumption in calculating the present value that we used to determine your payment stream at the time your annuity payments commenced.

Payments of a Fixed Amount

We will make equal payments in an amount you choose until the sum of all payments equals the contract value applied, increased for interest credited. The amount you choose must provide at least five years of payments. These payments don’t depend on the annuitant’s life. If the annuitant dies before the guaranteed amount has been paid, you may elect to have payments continued for the amount guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum. If the contract owner dies while guaranteed amounts remain unpaid, the beneficiary may elect to receive the present value of the remaining guaranteed payments in a lump sum.

Payments for a Fixed Period

We will make equal payments for a period you select of at least five years. These payments don’t depend on the annuitant’s life. If the annuitant dies before the end of the period, you may elect to have payments continued for the period guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum. If the contract owner dies while guaranteed amounts remain unpaid, the beneficiary may elect to receive the present value of the remaining guaranteed payments in a lump sum.

*Life Annuity

We make payments for as long as the annuitant lives. Payments will cease with the last payment made before the annuitant’s death.

Life Annuity With Payments Guaranteed for 5, 10, 15, or 20 Years

We make payments for as long as the annuitant lives. In addition, even if the annuitant dies before the period ends, we guarantee payments for either 5, 10, 15, or 20 years as you selected. If the annuitant dies before the guaranteed period ends, you may elect to have payments continued for the period guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum. If the contract owner dies while guaranteed amounts remain unpaid, the beneficiary may elect to receive the present value of the remaining guaranteed payments in a lump sum.

*

These options are ““pure” life annuities. Therefore, it is possible for the payee to receive only one annuity payment if the person (or persons) on whose life (lives) payment is based dies after only one payment or to receive only two annuity payments if that person (those persons) dies after only two payments, etc.

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Life Annuity With Guaranteed Return of Contract Value

We make payments for as long as the annuitant lives. In addition, even if the annuitant dies, we guarantee payments until the sum of all annuity payments equals the contract value applied. If the annuitant dies while guaranteed amounts remain unpaid, you may elect to have payments continued for the amount guaranteed or to receive the present value of the remaining guaranteed amount in a lump sum. If the contract owner dies while guaranteed amounts remain unpaid, the beneficiary may elect to receive the present value of the remaining guaranteed amount in a lump sum.

*Joint and Survivor Life Annuity

We make payments for the lives of the annuitant and a designated second person. Payments will continue as long as either one is living.

Joint and Survivor Life Annuity With Payments Guaranteed for 5, 10, 15, or 20 Years

We make payments during the lives of the annuitant and a designated second person. Payments will continue as long as either one is living. In addition, even if the annuitant and the designated second person die before the guaranteed period ends, we guarantee payments for either 5, 10, 15, or 20 years as you selected. If the annuitant and the designated second person die before the end of the period, you may elect to have payments continued for the period guaranteed or to receive the present value of the remaining guaranteed payments in a lump sum. If the contract owner dies while guaranteed amounts remain unpaid, the beneficiary may elect to receive the present value of the remaining guaranteed payments in a lump sum.

Individual Retirement Account Annuity

This annuity option is available only to IRA contract owners. Payments will be made annually based on either (a) the life expectancy of the annuitant; (b) the joint life expectancy of the annuitant and his or her spouse; (c) the life expectancy of the surviving spouse if the annuitant dies before the annuity date. Each annual payment will be determined in accordance with the applicable Internal Revenue Service regulations. Each subsequent payment will be made on the anniversary of the annuity date. Interest will be credited at our current rate for this option. On the death of the measuring life or lives prior to full distribution of the remaining value, we will pay that value to the beneficiary in a lump sum.

Gender-Based Annuity Purchase Rates

Generally, the Contract provides for gender-based annuity purchase rates when life annuity options are chosen. However, in Montana, which has adopted regulations prohibiting gender-based rates, blended unisex annuity purchase rates will be applied to both male and female annuitants. Unisex annuity purchase rates will provide the same annuity payments for male or female annuitants that are the same age on their annuity dates.

Employers and employee organizations considering purchase of the Contract should consult with their legal advisor to determine whether purchasing a Contract containing gender-based annuity purchase rates is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. We may offer such contract owners Contracts containing unisex annuity purchase rates.

FEDERAL INCOME TAXES

Federal Income Taxes

The following summary discussion is based on our understanding of current Federal income tax law as the Internal Revenue Service (IRS) now interprets it. We can’t guarantee that the law or the IRS’s interpretation won’t change. It does not purport to be complete or to cover all tax situations. This

*

These options are ““pure” life annuities. Therefore, it is possible for the payee to receive only one annuity payment if the person (or persons) on whose life (lives) payment is based dies after only one payment or to receive only two annuity payments if that person (those persons) dies after only two payments, etc.

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discussion is not intended as tax advice. Counsel or other tax advisors should be consulted for further information.

We haven’t considered any applicable Federal gift, estate or any state or other tax laws. Of course, your own tax status or that of your beneficiary can affect the tax consequences of ownership or receipt of distributions.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money - generally for retirement purposes. If your annuity is independent of any formal retirement or pension plan, it is termed a nonqualified contract. If you invest in a variable annuity as part of an individual retirement annuity or tax sheltered annuity, your contract is called a qualified contract.

The tax rules applicable to qualified contracts vary according to the type of retirement plan and the terms and conditions of the plan.

Tax Status of the Contract

Diversification Requirements

Section 817(h) of the Internal Revenue Code (IRC) and the regulations under it provide that separate account investments underlying a contract must be “adequately diversified” for it to qualify as an annuity contract under IRC section 72. The Account, through the subaccounts, intends to comply with the diversification requirements of the regulations under Section 817(h). This will affect how we make investments.

Owner Control

In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although there is little guidance in this area and published guidance does not address certain aspects of the Contracts, we believe that the owner of a Contract should not be treated as the owner of the underlying assets. We reserve the right to modify the Contracts to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the Contracts from being treated as the owners of the underlying Account assets.

Required Distributions

To qualify as an annuity contract under Section 72(s) of the IRC, a nonqualified annuity contract must provide that: (a) if any owner dies on or after the annuity starting date but before all amounts under the Contract have been distributed, the remaining amounts will be distributed at least as quickly as under the method being used when the owner died; and (b) if any owner dies before the annuity starting date, all amounts under the Contract will be distributed within five years of the date of death. So long as the distributions begin within a year of the owner’s death, the IRS will consider these requirements satisfied for any part of the owner’s interest payable to or for the benefit of a “designated beneficiary” and distributed over the beneficiary’s life or over a period that cannot exceed the beneficiary’s life expectancy. A designated beneficiary is the person the owner names as beneficiary and who assumes ownership when the owner dies. A designated beneficiary must be a natural person. If the deceased owner’s spouse is the designated beneficiary, he or she can continue the Contract when such contract owner dies.

For purposes of Section 72(s), if any owner is a non-natural person, the death of the annuitant will be treated as the death of an owner.

The nonqualified Contracts are designed to comply with Section 72(s), although no regulations interpreting these requirements have yet been issued. We will review the Contract and amend it if necessary to make sure that it continues to comply with the section’s requirements when such requirements are clarified by regulation or otherwise.

Other rules regarding required distributions apply to Individual Retirement Annuities and tax sheltered annuities.

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Taxation of Annuities

In General

IRC Section 72 governs annuity taxation generally. We believe an owner who is a natural person usually won’t be taxed on increases in the value of a contract until there is a distribution (i.e., the owner withdraws all or part of the contract value or takes annuity payments). Assigning, pledging, or agreeing to assign or pledge any part of the contract value usually will be considered a distribution. Distributions of accumulated investment earnings are taxable as ordinary income.

The owner of any annuity contract who is not a natural person (e.g., a corporation or a trust) generally must include in income any increase in the excess of the contract value over the “investment in the contract” during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person may wish to discuss them with a competent tax advisor.

The following discussion applies generally to Contracts owned by a natural person:

Withdrawals and Surrenders

When you take a withdrawal from a nonqualified contract, the amount received generally will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value immediately before the distribution over the investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a withdrawal under a qualified contract, a ratable portion of the amount received is taxable, generally based on the ratio of the “investment in the contract’ to the individual’s total account balance or accrued benefit under the retirement plan. The “investment in the contract” generally equals the amount of any non-deductible premium payments paid by or on behalf of any individual. In many cases, the “investment in the contract” under a qualified contract can be zero.

If you withdraw your entire contract value, you will be taxed only on the part that exceeds your “investment in the contract.”

Annuity Payments

Although tax consequences may vary depending on the annuity option selected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

Taxation of Death Benefit Proceeds

Amounts, including any Estate Enhancer benefit, may be paid from a Contract because an owner (or annuitant if an owner is not a natural person) has died. If the payments are made in a single sum, they’re taxed the same way a full withdrawal from the Contract is taxed. If they are distributed as annuity payments, they’re taxed as annuity payments. Because the Estate Enhancer benefit is treated as a death benefit, we believe that for Federal tax purposes, the Estate Enhancer benefit should be treated as an integral part of the Contract’s benefits (e.g., as investment protection benefit) and that any charges under the Contract for Estate Enhancer should not be treated as a distribution received by the Contract owner. However, it is possible that the IRS may take a position that some or all of the charge for Estate Enhancer should be deemed a taxable distribution to you. Although we do not believe that the fees associated with Estate Enhancer should be treated as taxable withdrawals, you should consult your tax advisor prior to selecting this optional benefit under the Contract.

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Penalty Tax on Some Withdrawals

You may have to pay a penalty tax (10 percent of the amount treated as taxable income) on some withdrawals. However, there is usually no penalty on distributions:

(1)	on or after you reach age 591/2;

(2)	after you die (or after the annuitant dies, if an owner isn’t an individual);

(3)	after you become disabled; or

(4)	that are part of a series of substantially equal periodic (at least annual) payments for your life (or life expectancy) or the joint lives (or life expectancies) of you and your beneficiary.

Other exceptions may be applicable under certain circumstances and special rules may apply in connection with the exceptions listed above. Also, additional exceptions apply to distributions from an Individual Retirement Annuity or tax sheltered annuity. You should consult a tax advisor with regard to exceptions from the penalty tax.

Transfers, Assignments, or Exchanges of a Contract

Transferring or assigning ownership of the Contract, selecting certain annuity dates, designating an annuitant, designating a payee or beneficiary who is not also the owner, or exchanging a Contract can have other tax consequences that we don’t discuss here. If you’re thinking about any of those transactions, contact a tax advisor.

Withholding

Annuity distributions usually are subject to withholding for the recipient’s Federal income tax liability at rates that vary according to the type of distribution and the recipient’s tax status. However, except for certain distributions from tax sheltered annuities, recipients can usually choose not to have tax withheld from distributions.

Multiple Contracts

All nonqualified deferred annuity Contracts that we (or our affiliates) issue to the same owner during any calendar year are generally treated as one annuity Contract for purposes of determining the amount includible in such owner’s income when a taxable distribution occurs. This could affect when income is taxable and how much is subject to the ten percent penalty tax discussed above.

Federal Estate Taxes

While no attempt is being made to discuss the federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

Generation-Skipping Transfer Tax

Under certain circumstances, the IRC may impose a “generation skipping transfer tax” when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the IRC may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

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Annuity Purchases by Nonresident Aliens and Foreign Corporations

The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence.

Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state and foreign taxation with respect to an annuity contract purchase.

Optional Benefit Riders

It is possible that the IRS may take the position that fees deducted for certain optional benefit riders, such as the Estate Enhancer, are deemed to be taxable distributions to you. In particular, the Internal Revenue Service may treat fees deducted for the optional benefits as taxable withdrawals, which might also be subject to a tax penalty if withdrawn prior to age 59 1/2. Although we do not believe that the fees associated or any optional benefit provided under the Contract should be treated as taxable withdrawals, you should consult your tax advisor prior to selecting any optional benefit under the Contract.

Possible Changes In Taxation

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, Effective prior to the date of the change). A tax advisor should be consulted with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend the above discussion as tax advice.

Possible Charge For Our Taxes

Currently we don’t charge the Account for any Federal, state, or local taxes on them or the Contracts (other than premium taxes), but we reserve the right to charge the Account or the Contracts for any tax or other cost resulting from the tax laws that we believe should be attributed to them.

Foreign Tax Credits

To the extent that any Fund makes the appropriate election, certain foreign taxes paid by the Fund will be treated as being paid by the Company, which may deduct or claim a tax credit for such taxes. The benefits of any such deduction or credit will not be passed through to the contract owners.

Taxation of Qualified Contracts

The tax rules applicable to qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions, and other transactions with respect to the Contract comply with the law.

Individual Retirement Annuities

Traditional IRAs

Section 408 of the IRC permits eligible individuals to contribute to an individual retirement program known as an “Individual Retirement Annuity” or “IRA.” This Contract is available for purchase either as an IRA or through an established IRA custodial account with MLPF&S. An individual may make annual

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contributions of up to the lesser of the limit specified in the IRC or 100% of compensation includible in the individual’s gross income. The contributions may be deductible in whole or in part, depending on the individual’s income. Distributions from certain pension plans may be ““rolled over” into an IRA on a tax- deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 591/2, unless certain exceptions apply. IRAs have minimum distribution rules that govern the timing and amount of distributions. You should refer to your adoption agreement or consult a tax advisor for more information about these distribution rules. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

Roth IRAs

A Contract is available for purchase by an individual who has separately established a Roth IRA custodial account with MLPF&S. Roth IRAs, as described in section 408A of the IRC, permit certain eligible individuals to contribute to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. An individual may make annual contributions to a Roth    IRA of up to the lesser of the limit specified in the IRC or 100% of compensation includible in the individual’s gross income. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. You may wish to consult a tax advisor before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 591/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Other Tax Issues For IRAs and Roth IRAs

Total annual contributions to all of an individual’s IRAs and Roth IRAs may not exceed the limit specified in the IRC or 100% of compensation includible in the individual’s gross income. Distributions from an IRA or Roth IRA generally are subject to withholding for the participant’s Federal income tax liability. The withholding rate varies according to the type of distribution and the owner’s tax status. The owner will be provided the opportunity to elect not have tax withheld from distributions.

The IRS has not reviewed the Contract for qualification as an IRA or Roth IRA, and has not addressed in a ruling of general applicability whether a death benefit provision, such as the guaranteed minimum death benefit provisions, adversely affects the qualification of the policy as an IRA or Roth IRA. The Estate Enhancer benefit is not currently available with an IRA or Roth IRA.

Note: The Treasury recently made changes to the Required Minimum Distribution (“RMD”) rules which may impact the amount of RMD, if any, you must take. Specifically, if your qualified annuity provides a guaranteed benefit (GMDB and/or Estate Enhancer), the actuarial present value of the benefit(s) you elected may be included in your total RMD calculation.

Tax Sheltered Annuities

Section 403(b) of the IRC allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee’s retirement. These payments may be subject to FICA (social security) tax. Transfer amounts from tax sheltered annuity plans that are not subject to the Employee Retirement Income Security Act of 1974, as amended, are accepted as premium payments, as permitted by law, under a Contract. Other premium payments, including premium payments subject to IRC Section 402(g), will not be accepted. Distributions of (1) salary reduction contributions made in years

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beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 591/2, severance from employment, death, or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties. Taxable ““eligible rollover distributions” from tax sheltered annuities are subject to a mandatory Federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee’s spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions or certain nontaxable distributions. The 20% withholding does not apply, however, if the employee chooses a ““direct rollover” from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions. The Contract includes a guaranteed minimum death benefit that could be characterized as an incidental benefit, the amount of which is limited in a tax sheltered annuity.

Individuals using the Contract in connection with such plans should consult their tax advisors as the enhanced death benefit may exceed this limitation. The Estate Enhancer benefit is not currently available with a tax sheltered annuity. As noted above, the value of certain death benefits and other benefits under the Contract may need to be considered in calculating minimum required distributions. (See “Note” under “Other Tax Issues for IRAs and Roth IRAs.”)

OTHER INFORMATION

Notices and Elections

You must send any changes, notices, and/or choices for your Contract to our Service Center. These requests must be in writing and signed unless you have submitted a telephone authorization form. If you have submitted an authorization form, you may make the following choices via telephone:

1.	Transfers

2.	Premium allocation

3.	Withdrawals, other than full surrenders

4.	Requests to change the annuity date

We will use reasonable procedures to confirm that a telephone request is proper. These procedures may include possible tape recording of telephone calls and obtaining appropriate identification before effecting any telephone transactions. We do not have any liability if we act on a request that we reasonably believe is proper.

Because telephone transactions will be available to anyone who provides certain information about you and your Contract, you should protect that information. We may not be able to verify that you are the person providing telephone instructions, or that you have authorized any such person to act for you.

Telephone systems may not always be available. Any telephone system, whether it is yours, your service provider’s, your Financial Advisor’s, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Where you or your authorized representative have not given instructions to a Service Center representative prior to 4:00 p.m. (ET), even if due to our delay in answering your call, we will consider requests to be received the following business day. Although we have taken precautions to help our systems handle heavy use, we cannot promise reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Service Center.

Voting Rights

We own all Fund shares held in the Account. As the owner, we have the right to vote on any matter put to vote at any Funds’ shareholder meetings. However, we will vote all Fund shares attributable to Contracts by following instructions we receive from you. If we don’t receive voting instructions, we’ll vote those shares in the same proportion as shares for which we receive instructions. We determine the number

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of shares you may give voting instructions on by dividing your interest in a subaccount by the net asset value per share of the corresponding Fund. We’ll determine the number of shares you may give voting instructions on as of a record date we choose. We may vote Fund shares in our own right if laws change to permit us to do so.

You have voting rights until the annuity date. You may give voting instructions concerning:

(1)	the election of a Fund’s Board of Directors;

(2)	ratification of a Fund’s independent accountant;

(3)	approval of the investment advisory agreement for a Fund corresponding to your selected subaccounts;

(4)	any change in a fundamental investment policy of a Fund corresponding to your selected subaccounts; and

(5)	any other matter requiring a vote of the Fund’s shareholders.

Reports to Contract Owners

At least once each contract year before the annuity date, we will send you information about your Contract. It will outline all your Contract transactions during the year, your Contract’s current number of accumulation units in each subaccount, the value of each accumulation unit of each subaccount, and the contract value.

You will also receive an annual and a semi-annual report containing financial statements and a list of portfolio securities of the Funds.

Selling the Contract

We have entered into a distribution agreement with our affiliate, Merrill Lynch, Pierce, Fenner & Smith Incorporated (““MLPF&S” or ““Distributor”), for the distribution and sale of the Contracts. Distributor offers the Contracts through its registered representatives (““Financial Advisors”). The Financial Advisors are registered with the NASD, Inc., licensed as insurance agents in the states in which they do business, and appointed through various Merrill Lynch Life Agencies as our insurance agents. The Merrill Lynch Life Agencies are wholly owned subsidiaries of Distributor.

We pay commissions to the Merrill Lynch Life Agencies for sales of the Contracts by the Financial Advisors. Pursuant to a sales agreement, the Merrill Lynch Life Agencies pay Distributor a portion of the commissions they receive from us for the sales of the Contracts, and the Distributor pays the Financial Advisors and the District Annuity Specialists a portion of the commissions it receives from the Merrill Lynch Life Agencies for the sales of the Contracts. Each District Annuity Specialist provides training and marketing support to Financial Advisors in a specific geographic region and is compensated based on sales of the Contracts in that region.

The maximum amount of commissions paid to the Merrill Lynch Life Agencies is 1.85% of each premium and up to 0.85% of contract value per year. In addition, the maximum commission paid to the Merrill Lynch Life Agencies on the annuity date is 2.40% of contract value. The maximum commission payable to Financial Advisors for Contract sales is 0.51% of each premium and up to 0.51% of contract value per year. In addition, on the annuity date, the maximum commission payable to the Financial Advisors is 1.50% of contract value not subject to a sales charge. The maximum amount of compensation that may be paid to District Annuity Specialists is 0.12% of each premium.

Financial Advisors and their branch managers are also eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation items. Non-cash items include conferences, seminars, and trips (including travel, lodging, and meals in connection therewith), entertainment, merchandise, and other similar items. In addition, Financial Advisors who meet certain productivity, persistency, and length of service standards and/or their branch managers may be eligible for additional compensation from Distributor. District Annuity Specialists who meet certain productivity standards may also be eligible for additional compensation from the Merrill Lynch Life Agencies. Sales of

44

the Contracts may help Financial Advisors, their branch managers, and District Annuity Specialists qualify for such benefits. Distributor’s Financial Advisors and their branch managers may receive other payments from Distributor for services that do not directly involve the sale of the Contracts, including payments made for the recruitment and training of personnel, production of promotional literature, and similar services.

The Distributor does not currently sell the Contracts through other broker-dealers (““selling firms”). However, the Distributor may enter into selling agreements with selling firms in the future. Selling firms may be compensated on a different basis than the various Merrill Lynch Life Agencies and the Financial Advisors; however, commissions paid to selling firms and their sales representatives will not exceed those described above.

Commissions and other incentives or payments described above are not charged directly to Contract owners or the Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Contract.

State Regulation

We are subject to the laws of the State of Arkansas and to the regulations of the Arkansas Insurance Department. We are also subject to the insurance laws and regulations of all jurisdictions in which we’re licensed to do business.

We file an annual statement with the insurance departments of jurisdictions where we do business. The statement discloses our operations for the preceding year and our financial condition as of the end of that year. Our books and accounts are subject to insurance department review at all times. The Arkansas Insurance Department, in conjunction with the National Association of Insurance Commissioners, conducts a full examination of our operations periodically.

Legal Proceedings

There are no legal proceedings involving the Account. We and MLPF&S are engaged in various kinds of routine litigation that, in our judgment, are not material to our total assets.

Experts

The financial statements of Merrill Lynch Life Insurance Company as of December 31, 2005 and 2004,    and for each of the three years in the period ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated February 27, 2006 (which report expresses an unqualified opinion and includes an explanatory paragraph for the change in accounting method in 2004 for long-duration contracts to conform to Statement of Position 03-1, ““Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long Duration Contracts and for Separate Accounts”), and the financial statements of the Merrill Lynch Life Variable Annuity Separate Account A as of December 31, 2005, and for each of the two years in the period ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated March 31, 2006, which reports are both incorporated by reference in this Prospectus and included in the Statement of Additional Information and have been so included and incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is Two World Financial Center, New York, New York 10281-1414.

Legal Matters

Our organization, our authority to issue the Contract, and the validity of the form of the Contract have been passed upon by Barry G. Skolnick, our General Counsel. Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to Federal securities laws.

Registration Statements

Registration Statements that relate to the Contract and its investment options have been filed with the Securities and Exchange Commission under the Securities Act of 1933 and the Investment Company Act of 1940. This Prospectus does not contain all of the information in the registration statements. You can obtain the omitted information from the Securities and Exchange Commission’s principal office in Washington, D.C., upon payment of a prescribed fee.

45

ACCUMULATION UNIT VALUES

(Condensed Financial Information)*

		Mercury Basic Value V.I.						Mercury Core Bond V.I.
		1/1/2005 to 12/31/2005	1/1/04 to 12/31/04	1/1/03 to 12/31/03	1/1/02 to 12/31/02	1/1/01 to 12/31/01	4/3/00 to 12/31/00	1/1/2005 to 12/31/2005	1/1/04 to 12/31/04	1/1/03 to 12/31/03	7/1/02 to 12/31/02
(1)	Accumulation unit value at beginning of period	$13.01	$11.90	$9.08	$11.21	$10.93	$10.00	$11.14	$10.83	$10.50	$10.00
(2)	Accumulation unit value at end of period	$13.18	$13.01	$11.90	$9.08	$11.21	$10.93	$11.19	$11.14	$10.83	$10.50
(3)	Number of accumulation units outstanding at end of period	3,159,796.9	5,444,523.3	5,242,204.4	5,178,026.7	4,082,449.8	1,067,940.3	3,293,041.6	4,264,697.7	3,998,547.7	246,444.2

			Mercury Domestic Money Market V.I.
		1/1/2005 to 12/31/2005	1/1/04 to 12/31/04	1/1/03 to 12/31/03	1/1/02 to 12/31/02	1/1/01 to 12/31/01	4/3/00 to 12/31/00
(1)	Accumulation unit value at beginning of period	$10.40	$10.47	$10.56	$10.57	$10.34	$10.00
(2)	Accumulation unit value at end of period	$10.51	$10.40	$10.47	$10.56	$10.57	$10.34
(3)	Number of accumulation units outstanding at end of period	2,312,367.7	2,884,135.2	5,746,731.7	7,587,533.0	10,396,927.8	7,518,920.9

			Mercury Fundamental Growth V.I.
		1/1/2005 to 12/31/2005	1/1/04 to 12/31/04	1/1/03 to 12/31/03	1/1/02 to 12/31/02	1/1/01 to 12/31/01	4/3/00 to 12/31/00
(1)	Accumulation unit value at beginning of period	$6.98	$6.64	$5.27	$7.38	$9.16	$10.00
(2)	Accumulation unit value at end of period	$7.38	$6.98	$6.64	$5.27	$7.38	$9.16
(3)	Number of accumulation units outstanding at end of period	4,838,868.1	6,037,283.2	6,749,609.5	16,295,553.0	9,904,206.1	3,238,595.8

			Mercury Government Bond V.I.
		1/1/2005 to 12/31/2005	1/1/04 to 12/31/04	1/1/03 to 12/31/03	1/1/02 to 12/31/02	1/1/01 to 12/31/01	4/3/00 to 12/31/00
(1)	Accumulation unit value at beginning of period	$12.61	$12.30	$12.25	$11.33	$10.76	$10.00
(2)	Accumulation unit value at end of period	$12.81	$12.61	$12.30	$12.25	$11.33	$10.76
(3)	Number of accumulation units outstanding at end of period	1,772,589.3	2,178,660.8	2,953,763.7	9,452,240.0.	7,997,898.5	671,790.2

			Mercury Index 500 V.I.
		1/1/2005 to 12/31/2005	1/1/04 to 12/31/04	1/1/03 to 12/31/03	1/1/02 to 12/31/02	1/1/01 to 12/31/01	4/3/00 to 12/31/00
(1)	Accumulation unit value at beginning of period	$7.88	$7.25	$5.75	$7.53	$8.72	$10.00
(2)	Accumulation unit value at end of period	$8.10	$7.88	$7.25	$5.75	$7.53	$8.72
(3)	Number of accumulation units outstanding at end of period	2,608,860.3	3,164,559.5	8,544,160.2	4,091,901.9	5,843,073.6	1,964,339.7

*	Merrill Lynch Life commenced sales of Retirement Power on April 3, 2000. Subaccount names reflected in this Accumulation Unit Values Table are the currently Effective names.
Each subaccount may have operated under different names in the past.
**	Available for allocations of premiums or contract value Effective following the close of business.
***	Effective following the close of business on November 21, 2003, the Mercury International Value V.I. Fund was merged with and into the Mercury International Value V.I. Fund (which was then named the Merrill Lynch International Value V.I. Fund) of the Merrill Lynch Variable Series Funds.
****	Effective following the close of business on November 21, 2003, the Roszel/Delaware Trend Portfolio of the MLIG Variable Insurance Trust was substituted for the Delaware VIP Trend Portfolio of the Delaware VIP Trust. The Delaware VIP Trend Portfolio is no longer available under the Contract.

46

		Mercury International Value V.I. ***			Mercury Value Opportunities V.I.				Roszel/Delaware Trend ****
		1/1/2005 to 12/31/2005	1/1/04 to 12/31/04	11/21/03** to 12/31/03	1/1/2005 to 12/31/2005	1/1/04 to 12/31/04	1/1/03 to 12/31/03	7/1/02 to 12/31/02	1/1/2005 to 12/31/2005	1/1/04 to 12/31/04	5/1/03** to 12/31/03

(1)	Accumulation unit value at beginning of period	$13.14	$10.90	$9.93	$13.64	$12.06	$8.57	$10.00	$13.46	$12.26	$10.00
(2)	Accumulation unit value at end of period	$14.44	$13.14	$10.90	$14.82	$13.64	$12.06	$8.57	$13.87	$13.46	$12.26
(3)	Number of accumulation units outstanding at end of period	1,291,499.3	1,628,119.6	1,926,391.4	379,367.8	378,352.5	291,576.4	226,262.2	$402,624.0	553,264.6	618,557.3

		Roszel/JPMorgan Small Cap Growth				Roszel/Lord Abbett Affiliated			Roszel/Lord Abbett Bond Debenture
		1/1/2005 to 12/31/2005	1/1/04 to 12/31/04	11/1/03 to 12/31/03	7/1/02 to 12/31/02	1/1/2005 to 12/31/2005	1/1/04 to 12/31/04	5/1/03** to 12/31/03	1/1/2005 to 12/31/2005	1/1/04 to 12/31/04	1/1/03 to 12/31/03	7/1/02 to 12/31/02
(1)	Accumulation unit value at beginning of period	$12.20	$11.38	$8.43	$10.00	13.12	$11.98	$10.00	$12.86	$12.08	$10.49	$10.00
(2)	Accumulation unit value at end of period	$12.78	$12.20	$11.38	$8.43	13.33	$13.12	$11.98	$12.94	$12.86	$12.08	$10.49
(3)	Number of accumulation units outstanding at end of period	139,580.9	143,367.4	297,160.9	23,557.2	472,930.9	445,697.8	1,509,856.6	654,501.0	842,283.6	1,126,398.0	112,428.5

		Roszel/Lord Abbett				Roszel/Allianz CCM Capital
		Mid Cap Value				Appreciation*****
		1/1/2005 to 12/31/2005	1/1/04 to 12/31/04	1/1/03 to 12/31/03	7/1/02 to 12/31/02	1/1/2005 to 12/31/2005	1/1/04 to 12/31/04	5/1/03** to 12/31/03
(1)	Accumulation unit value at beginning of period	$13.41	$11.00	$8.96	$10.00	12.99	$11.71	$10.00
(2)	Accumulation unit value at end of period	14.29	$13.41	$11.00	$8.96	$14.00	$12.99	$11.71
(3)	Number of accumulation units outstanding at end of period	640,241.3	693,317.3	2,069,302.7	3,209,423.8	462,504.8	543,307.5	670,518.5

			Roszel/Allianz NFJ			Roszel/Seligman
			Small Cap Value			Mid Cap Growth
		1/1/2005 to 12/31/2005	1/1/04 to 12/31/04	1/1/03 to 12/31/03	7/1/02 to 12/31/02	1/1/2005 to 12/31/2005	1/1/04 to 12/31/04	1/1/03 to 12/31/03	7/1/02 to 12/31/02
(1)	Accumulation unit value at beginning of period	$14.76	$12.21	$9.32	$10.00	12.77	$11.95	$9.11	$10.00
(2)	Accumulation unit value at end of period	$16.24	$14.76	$12.21	$9.32	14.07	$12.77	$11.95	$9.11
(3)	Number of accumulation units outstanding at end of period	1,360,936.2	1,628,048.8	1,124,258.5	3,237,564.6	171,227.9	229,617.3	106,245.8	31,272.3

*	Merrill Lynch Life commenced sales of Retirement Power on April 3, 2000. Subaccount names reflected in this Accumulation Unit Values Table are the currently Effective names.
Each subaccount may have operated under different names in the past.
**	Available for allocations of premiums or contract value Effective following the close of business.
***	Effective following the close of business on November 21, 2003, the Mercury International Value V.I. Fund was merged with and into the Mercury International Value V.I. Fund (which was then named the Merrill Lynch International Value V.I. Fund) of the Merrill Lynch Variable Series Funds.
****	Effective following the close of business on November 21, 2003, the Roszel/Delaware Trend Portfolio of the MLIG Variable Insurance Trust was substituted for the Delaware VIP Trend Portfolio of the Delaware VIP Trust. The Delaware VIP Trend Portfolio is no longer available under the Contract.
*****	Effective following the close of business on November 21, 2003, the Roszel/Allianz CCM Capital Appreciation Portfolio of the MLIG Variable Insurance Trust was substituted for the MFS» Investors Trust Series of the MFS» Variable Insurance TrustSM. The MFS» Investors Trust Series is no longer available under the Contract.

47

		AIM V.I. International Growth
		1/1/2005 to 12/31/2005	1/1/04 to 12/31/04	1/1/03 to 12/31/03	1/1/02 to 12/31/02	1/1/01 to 12/31/01	4/3/00 to 12/31/00
(1)	Accumulation unit value at beginning of period	$7.35	$6.02	$4.74	$5.71	$7.59	$10.00
(2)	Accumulation unit value at end of period	$8.53	$7.35	$6.02	$4.74	$5.71	$7.59
(3)	Number of accumulation units outstanding at end of period	3,213,782.0	2,360,417.0	2,745,399.3	3,200,434.4	3,659,351.1	2,746,234.2

		AIM V.I. Core Equity******
		1/1/2005 to 12/31/2005	1/1/04 to 12/31/04	1/1/03 to 12/31/03	1/1/02 to 12/31/02	1/1/01 to 12/31/01	4/3/00 to 12/31/00
(1)	Accumulation unit value at beginning of period	$5.89	$5.66	$4.59	$6.69	$7.78	$10.00
(2)	Accumulation unit value at end of period	$6.12	$5.89	$5.66	$4.59	$6.69	$7.78
(3)	Number of accumulation units outstanding at end of period	1,430,028.8	1,879,209.7	2,673,923.7	3,298,062.5	4,005,803.9	2,806,566.3

		AllianceBernstein VPS Growth and Income
		1/1/2005 to 12/31/2005	1/1/04 to 12/31/04	1/1/03 to 12/31/03	1/1/02 to 12/31/02	1/1/01 to 12/31/01	4/3/00 to 12/31/00
(1)	Accumulation unit value at beginning of period	$11.70	$10.66	$8.18	$10.66	$10.79	$10.00
(2)	Accumulation unit value at end of period	$12.07	$11.70	$10.66	$8.18	$10.66	$10.79
(3)	Number of accumulation units outstanding at end of period	4,105,360.3	2,902,789.4	3,819,864.9	4,928,031.9	6,205,739.8	2,338,766.8

		AllianceBernstein VPS Large Cap Growth
		1/1/2005 to 12/31/2005	1/1/04 to 12/31/04	1/1/03 to 12/31/03	1/1/02 to 12/31/02	1/1/01 to 12/31/01	4/3/00 to 12/31/00
(1)	Accumulation unit value at beginning of period	$5.58	$5.22	$4.29	$6.29	$7.71	$10.00
(2)	Accumulation unit value at end of period	$6.33	$5.58	$5.22	$4.29	$6.29	$7.71
(3)	Number of accumulation units outstanding at end of period	5,023,946.7	4,087,265.7	5,242,310.7	6,131,096.9	7,256,210.9	5,973,290.7

		American Century
		VP Ultra		Davis Value

		1/1/2005 to 12/31/2005	5/1/04** to 12/31/04	1/1/2005 to 12/31/2005	1/1/04 to 12/31/04	1/1/03 to 12/31/03	1/1/02 to 12/31/02	1/1/01 to 12/31/01	4/3/00 to 12/31/00

(1)	Accumulation unit value at beginning of period	$10.65	$10.00	$9.96	$9.01	$7.05	$8.56	$9.70	$10.00
(2)	Accumulation unit value at end of period	$10.71	$10.65	$10.73	$9.96	$9.01	$7.05	$8.56	$9.70
(3)	Number of accumulation units outstanding at end of period	428,711.5	38,548.1	5,785,105.3	10,899,757.7	7,006,410.3	5,911,799.0	6,931,720.5	3,023,588.1

*	Merrill Lynch Life commenced sales of Retirement Power on April 3, 2000. Subaccount names reflected in this Accumulation Unit Values Table are the currently Effective names.
Each subaccount may have operated under different names in the past.
**	Available for allocations of premiums or contract value Effective following the close of business.
****	Effective following the close of business on November 21, 2003, the Roszel/Delaware Trend Portfolio of the MLIG Variable Insurance Trust was substituted for the Delaware VIP Trend Portfolio of the Delaware VIP Trust. The Delaware VIP Trend Portfolio is no longer available under the Contract.
******	Effective May 1, 2006, the AIM V.I. Premier Equity Fund merged with and into the AIM V.I. Core Equity Fund.

48

		Delaware VIP Trend Series ****				Federated Capital Appreciation Fund II		Federated Kauffman Fund II
		1/1/03 to 11/21/03	1/1/02 to 12/31/02	1/1/01 to 12/31/01	4/3/00 to 12/31/00	1/1/2005 to 12/31/2005	5/1/04** to 12/31/04	1/1/2005 to 12/31/2005	5/1/04** to 12/31/04
(1)	Accumulation unit value at beginning of period	$5.33	$6.77	$8.12	$10.00	10.64	$10.00	$11.12	$10.00
(2)	Accumulation unit value at end of period	****	$5.33	$6.77	$8.12	10.68	$10.64	$12.18	$11.12
(3)	Number of accumulation units outstanding at end of period	0.0	2,074,056.6	2,118,830.0	1,581,141.1	47,976.4	29,621.8	165,623.8	97,341.1

		Mercury International Value V.I.***				MFS» Emerging Growth

		1/1/03 to 11/21/03		1/1/02 to 12/31/02	1/1/01 to 12/31/01	4/3/00 to 12/31/00	1/1/2005 to 12/31/2005	1/1/04 to 12/31/04	1/1/03 to 12/31/03	1/1/02 to 12/31/02	1/1/01 to 12/31/01	4/3/00 to 12/31/00
(1)	Accumulation unit value at beginning of period		$7.78	$8.94	$10.43	$10.00	$4.67	$4.20	$3.28	$5.03	$7.68	$10.00
(2)	Accumulation unit value at end of period	$	***	$7.78	$8.94	$10.43	$5.02	$4.67	$4.20	$3.28	$5.03	$7.68
(3)	Number of accumulation units outstanding at end of period		0.0	1,356,189.5	2,623,137.2	670,925.6	1,868,517.5	2,349,790.3	2,986,953.5	3,953,822.2	4,368,299.6	3,393,776.3

						Premier VIT
		MFS» Investors Trust*****				OpCap Renaissance

		1/1/03 to 11/21/03	1/1/02 to 12/31/02	1/1/01 to 12/31/01	4/3/00 to 12/31/00	1/1/2005 to 12/31/2005	5/1/04** to 12/31/04
(1)	Accumulation unit value at beginning of period	$6.20	$7.98	$9.64	$10.00	$11.36	$10.00
(2)	Accumulation unit value at end of period	*****	$6.20	$7.98	$9.64	$10.68	$11.36
(3)	Number of accumulation units outstanding at end of period	0.0	1,752,350.0	1,728,355.2	760,169.0	67,800.2	109,295.9

		PIMCO Total Return

		1/1/2005 to 12/31/2005	1/1/04 to 12/31/04	1/1/03 to 12/31/03	1/1/02 to 12/31/02	1/1/01 to 12/31/01	4/3/00 to 12/31/00
(1)	Accumulation unit value at beginning of period	$13.10	$12.69	$12.27	$11.43	$10.72	$10.00
(2)	Accumulation unit value at end of period	$13.21	$13.10	$12.69	$12.27	$11.43	$10.72
(3)	Number of accumulation units outstanding at end of period	7,734,541.0	8,998,945.3	10,726,232.8	8,263,293.9	10,316,397.0	4,133,521.9

								Van Kampen
			Seligman Smaller-Cap Value					Comstock
		1/1/2005 to	1/1/04 to	1/1/03 to	1/1/02 to	1/1/01 to	4/3/00 to	1/1/2005 to	5/1/04** to
		12/31/2005	12/31/04	12/31/03	12/31/02	12/31/01	12/31/00	12/31/2005	12/31/04
(1)	Accumulation unit value at beginning of period	$21.41	$18.14	$12.29	$14.75	$12.14	$10.00	11.27	$10.00
(2)	Accumulation unit value at end of period	$20.24	$21.41	$18.14	$12.29	$14.75	$12.14	11.58	$11.27
(3)	Number of accumulation units outstanding at end of period	990,977.7	1,288,376.3	1,569,440.8	2,683,361.6	4,734,330.7	742,854.4	1,627,329.8	1,131,768.8

*	Merrill Lynch Life commenced sales of Retirement Power on April 3, 2000. Subaccount names reflected in this Accumulation Unit Values Table are the currently Effective names. Each subaccount may have operated under different names in the past.
**	Available for allocations of premiums or contract value Effective following the close of business.
***	Effective following the close of business on November 21, 2003, the Mercury International Value V.I. Fund was merged with and into the Mercury International Value V.I. Fund (which was then named the Merrill Lynch International Value V.I. Fund) of the Merrill Lynch Variable Series Funds.
*****	Effective following the close of business on November 21, 2003, the Roszel/Allianz CCM Capital Appreciation Portfolio of the MLIG Variable Insurance Trust was substituted for the MFS» Investors Trust Series of the MFS» Variable Insurance TrustSM. The MFS» Investors Trust Series is no longer available under the Contract.

49

		Van Kampen Emerging Growth
		1/1/2005 to	1/1/04 to	1/1/03 to	1/1/02 to	1/1/01 to	4/3/00 to
		12/31/2005	12/31/04	12/31/03	12/31/02	12/31/01	12/31/00

(1)	Accumulation unit value at beginning of period	$ 4.58	$4.35	$3.47	$5.22	$7.74	$10.00
(2)	Accumulation unit value at end of period	$ 4.86	$4.58	$4.35	$3.47	$5.22	$7.74
(3)	Number of accumulation units outstanding at end of period	2,086,414.2	2,954,668.8	3,763,805.1	4,633,557.1	5,426,051.6	8,224,816.3

*	Merrill Lynch Life commenced sales of Retirement Power on April 3, 2000. Subaccount names reflected in this Accumulation Unit Values Table are the currently Effective names.
Each subaccount may have operated under different names in the past.
**	Available for allocations of premiums or contract value Effective following the close of business.
***	Effective following the close of business on November 21, 2003, the Mercury International Value V.I. Fund was merged with and into the Mercury International Value V.I. Fund (which was then named the Merrill Lynch International Value V.I. Fund) of the Merrill Lynch Variable Series Funds.
*****	Effective following the close of business on November 21, 2003, the Roszel/Allianz CCM Capital Appreciation Portfolio of the MLIG Variable Insurance Trust was substituted for the MFS» Investors Trust Series of the MFS» Variable Insurance TrustSM. The MFS» Investors Trust Series is no longer available under the Contract.

50

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The contents of the Statement of Additional Information for the Contract include the following:

51

APPENDIX A - Example of Maximum Anniversary Value GMDB

Example: The purpose of this example is to illustrate the operation of the Maximum Anniversary Value Death Benefit. Assume that you are under age 80 at issue. You pay an initial premium of $100,000 on June 1, 2006 and a subsequent premium of $10,000 on December 1, 2007. You also make a withdrawal of $50,000 on January 1, 2008. Your death benefit, based on hypothetical Contract values and transactions, and resulting hypothetical maximum anniversary values (““MAV”), are illustrated below. This example assumes hypothetical positive and negative investment performance of the Account, as indicated, to demonstrate the calculation of the death benefit value. There is, of course, no assurance that the Account will experience positive investment performance. The example does not reflect the deduction of fees and charges. For a detailed explanation of how we calculate the death benefit, see “Death Benefit.”

(A)	(B)	(C)
TRANSACTIONS	PREMS LESS ADJ. WITHDRS.	MAX ANNIV. VALUE (MAV)	CONTRACT VALUE
DATE	PREM.	WITHDR.	DEATH BENEFIT
06/01/06	The contract is issued	$100,000	$100,000	$ 0	$100,000	$100,000 (maximum of (A), (B), (C))
MAV is $0 until Ñrst contract anniversary	$100,000	$110,000	$110,000	$110,000 (maximum of (A), (B), (C))
06/01/07	First contract anniversary
Assume contract value increased by $10,000 due to positive investment performance
Anniversary value for 6/1/2007 • Contract value on 6/1/2007 • $110,000
MAV • greatest of anniversary values • $110,000	$10,000	$110,000	$120,000	$114,000	$120,000 (maximum of (A), (B), (C))
12/01/07	Owner puts in $10,000 additional premium
Assume contract value decreased by $6,000 due to negative investment performance
Anniversary value for 6/1/2007 • Contract value on 6/1/2007 ° premiums added since that anniversary • $110,000 ° $10,000 • $120,000
MAV • greatest of anniversary values • $120,000	$50,000	$50,000	$ 60,000	$50,000	$ 60,000 (maximum of (A), (B), (C))
01/01/08	Owner takes a $50,000 withdrawal
Assume contract value decreased by $14,000 due to negative investment performance
Anniversary value for 6/1/2007 • contract value on 6/1/2007 ° premiums added Ó adjusted withdrawals since that anniversary • $110,000 ° $10,000 Ó $60,000 • $60,000
Adjusted withdrawal • withdrawal £ maximum	(	MAV, prems Ó adj. withdrs. contract value	)
• $50,000 £ maximum (120,000, 110,000)/100,000
• $50,000 £ 120,000/100,000 • $60,000
(Note: all values are determined immediately prior to the withdrawal)
MAV • greatest of anniversary values • $60,000	$50,000	$ 60,000	$55,000	$ 60,000 (maximum of (A), (B), (C))
06/01/08	Second contract anniversary
Assume contract value increased by $5,000 due to positive investment performance
Anniversary value for 6/1/2007 • $60,000
Anniversary value for 6/1/2008 • contract value on 6/1/2008 • $55,000
MAV • greatest of anniversary values • maximum ($60,000, $55,000) • $60,000	$50,000	$ 65,000	$65,000	$ 65,000 (maximum of (A), (B), (C))
06/01/09	Third contract anniversary
Assume contract value increased by $10,000 due to positive investment performance
Anniversary value for 6/1/2007 • $60,000
Anniversary value for 6/1/2008 • contract value on 6/1/2008 • $55,000
Anniversary value for 6/1/2009 • contract value on 6/1/2009 • $65,000
MAV • greatest of anniversary values • maximum ($60,000, $55,000, $65,000) • $65,000

A-1

APPENDIX B - Example of Estate Enhancer Benefit

The purpose of this example is to illustrate the operation of the Estate Enhancer benefit. The investment returns assumed are hypothetical and are not representative of past or future performance. Actual investment returns may be more or less than those shown and will depend upon a number of factors, including the investment allocations made by a contract owner and the investment experience of the funds. The example assumes no withdrawals and does not reflect the deduction of any fees and charges.

Facts: Assume that a couple (ages 60 and 55) purchases a Contract on October 1, 2006 with Estate Enhancer, and makes an initial premium payment of $100,000. The contract value as of due proof of death of the first to die is $300,000. The following chart depicts the potential Estate Enhancer benefit at the death of the contract owner.

Net Premiums	$100,000

Contract Value	$300,000

Estate Enhancer Gain	$200,000
Estate Enhancer benefit Lesser of 45% of Estate Enhancer Gain ($90,000) or 45% of Net Premiums ($45,000)	$45,000

*   Assuming the contract value is greater than the Guaranteed Minimum Death Benefit, the total death benefit payable equals $300,000 ° $45,000 • $345,000. Assuming a lump sum payout and an income tax rate of 36%, the after-tax death benefit is $256,800.

If instead, the couple had been ages 70 and 55, the percentage used in the above calculations would have been 30% since the oldest owner at issue was over age 69 and the Estate Enhancer benefit would have been $30,000.

For a detailed explanation of how we calculate the Estate Enhancer benefit, see “Death Benefit.”

B-1

MERRILL LYNCH RETIREMENT POWERSM

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY

(Former Depositor, Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Supplement Dated July 1, 2019

to the

Statement of Additional Information dated May 1, 2006

This Supplement updates certain information contained in the Statement of Additional Information for the Merrill Lynch Retirement PowerSM Annuity contract (the “Contract”). Please read this Supplement carefully and retain it for future reference.

Effective on or about July 1, 2019, Transamerica Advisors Life Insurance Company (“TALIC”; formerly known as Merrill Lynch Life Insurance Company) merged with and into its affiliate Transamerica Life Insurance Company (“TLIC”). Before the merger, TALIC was the issuer of the contracts. Upon consummation of the Merger, TALIC’s corporate existence ceased by operation of law, and TLIC assumed legal ownership of all of the assets of TALIC, including Merrill Lynch Life Variable Annuity Separate Account A (the “Separate Account”) that funds the Contracts, and the assets of the Separate Account. As a result of the merger, TLIC became responsible for all liabilities and obligations of TALIC, including those created under the Contracts. The Contracts have thereby become flexible premium individual deferred variable annuity contracts funded by a separate account of TLIC. Accordingly, all references in the Statement of Additional Information to the issuer of the Contracts are amended to refer to Transamerica Life Insurance Company.

TALIC had stopped issuing new Contracts by 2006. Following the Merger, TLIC will not issue new Contracts.

F I N A N C I A L   S T A T E M E N T S – S T A T U T O R Y   B A S I S

A N D   S U P P L E M E N T A R Y   I NF O R M AT I O N

Transamerica Life Insurance Company

Years Ended December 31, 2018, 2017 and 2016

Transamerica Life Insurance Company

Financial Statements – Statutory Basis

and Supplementary Information

Years Ended December 31, 2018, 2017 and 2016

Report of Independent Auditors

To the Board of Directors of

Transamerica Life Insurance Company

We have audited the accompanying statutory balance sheets of Transamerica Life Insurance Company (the “Company”) as of December 31, 2018 and 2017, and the related statutory statements of operations, of changes in capital and surplus, and of cash flow for each of the three years in the period ended December 31, 2018.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Iowa Insurance Division, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2018 and 2017 or the results of its operations or its cash flows for the years ended December 31, 2018, 2017, and 2016.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2018 and 2017 and the results of its operations and its cash flows for the years ended December 31, 2018, 2017, and 2016, in accordance with the accounting practices prescribed or permitted by the Iowa Insurance Division described in Note 2.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the financial statements give retroactive effect to the merger of Firebird Re Corp (FReC) into the Company on October 1, 2018 in a transaction accounted for as a statutory merger. Our opinion is not modified with respect to this matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the statutory-basis financial statements taken as a whole. The supplemental Summary of Investments - Other Than Investments in Related Parties of the Company as of December 31, 2018 and the Supplementary Insurance Information and Reinsurance of the Company as of December 31, 2018, 2017, and 2016 and for the years then ended are presented for purposes of additional analysis and are not a required part of the statutory-basis financial statements. The supplemental schedules are the responsibility of management and were derived from and relate directly to the underlying accounting and other records used to prepare the statutory-basis financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the statutory-basis financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statutory-basis financial statements or to the statutory-basis financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the statutory-basis financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

April 25, 2019

Transamerica Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands)

	December 31
	2018	2017
Admitted assets
Cash, cash equivalents and short-term investments	$2,216,702	$1,900,643
Bonds	26,467,809	28,033,583
Preferred stocks	97,382	103,437
Common stocks	2,998,481	2,954,730
Mortgage loans on real estate	4,574,654	4,202,142
Real estate	114,446	189,044
Policy loans	551,658	580,338
Securities lending reinvested collateral assets	1,670,537	2,460,919
Derivatives	1,923,048	801,215
Other invested assets	1,658,658	1,637,441

Total cash and invested assets	42,273,375	42,863,492

Accrued investment income	399,446	389,011
Premiums deferred and uncollected	115,210	108,500
Current federal income tax recoverable	–	822,090
Net deferred income tax asset	616,798	534,723
Variable annuity reserve hedge offset deferral	231,853	86,794
Other assets	1,461,317	1,210,199
Separate account assets	71,917,551	80,820,068

Total admitted assets	$117,015,550	$126,834,877

Liabilities and capital and surplus

Aggregate reserves for policies and contracts	$25,906,526	$25,749,685
Policy and contract claim reserves	485,636	399,919
Liability for deposit-type contracts	915,773	1,042,297
Other policyholders’ funds	17,582	17,782
Transfers from separate accounts due or accrued	(1,009,941)	(1,282,980)
Funds held under reinsurance treaties	3,785,867	3,504,298
Asset valuation reserve	683,668	698,859
Interest maintenance reserve	290,361	479,605
Derivatives	933,049	794,861
Payable for collateral under securities loaned and other transactions	2,849,569	2,866,693
Borrowed money	3,042,853	4,163,554
Other liabilities	1,418,761	959,829
Separate account liabilities	71,917,550	80,820,067

Total liabilities	111,237,254	120,214,469
Total capital and surplus	5,778,296	6,620,408

Total liabilities and capital and surplus	$117,015,550	$126,834,877

See accompanying notes.

Transamerica Life Insurance Company

Statements of Operations - Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2018	2017	2016
Revenues
Premiums and other considerations	$11,422,235	$(3,130,626)	$14,078,543
Net investment income	1,610,651	2,433,048	2,444,917
Commissions and expense allowances on reinsurance ceded	835,062	608,958	394,708
Reserve adjustment on reinsurance ceded	(67,838)	(1,210,892)	13,653
Consideration received on reinsurance recapture and novations	217,258	462,313	7,326
Separate accounts net gain from operations	-	139,852	-
Fee revenue and other income	1,830,164	1,844,079	1,679,532

Total revenue	15,847,532	1,146,732	18,618,679

Benefits and expenses
Death benefits	1,588,268	1,428,999	1,543,390
Annuity benefits	1,068,107	1,098,585	1,304,475
Accident and health benefits	295,343	141,823	327,969
Surrender benefits	14,680,368	13,050,057	10,418,017
Other benefits	132,097	131,327	155,409
Net increase (decrease) in reserves	156,841	(12,630,602)	1,526,057
Commissions	886,178	901,852	1,057,363
Net transfers to (from) separate accounts	(3,475,926)	(2,037,592)	729,211
IMR adjustment due to reinsurance	(13,229)	(2,065,984)	81,293
General insurance expenses and other	1,205,559	1,021,021	1,020,330

Total benefits and expenses	16,523,606	1,039,486	18,163,514

Gain (loss) from operations before dividends and federal income taxes	(676,074)	107,246	455,165

Dividends to policyholders	5,953	8,057	5,969

Gain (loss) from operations before federal income taxes	(682,027)	99,189	449,196
Federal income tax (benefit) expense	(29,827)	(1,047,090)	(138,751)

Net gain (loss) from operations	(652,200)	1,146,279	587,947
Net realized capital gains (losses), after tax and amounts transferred to interest maintenance reserve	(686,354)	(542,579)	(307,183)

Net income (loss)	$(1,338,554)	$603,700	$280,764

See accompanying notes.

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus - Statutory Basis

(Dollars in Thousands)

Balance at January 1, 2016	Common Stock	Preferred Stock	Treasury Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
As originally presented	$6,762	$1,597	$(58,000)	$150,000	$3,096,538	$2,292	$2,255,496	5,454,685
Merger of Firebird Re Corp (FREC)	-	-	-	-	950,000	-	424,816	1,374,816
Balance at January 1, 2016 (FREC Merger)	6,762	1,597	(58,000)	150,000	4,046,538	2,292	2,680,312	6,829,501
Net income (loss)	-	-	-	-	-	-	280,764	280,764
Change in net unrealized capital gains/losses, net of taxes	-	-	-	-	-	575,869	(536,884)	38,985
Change in net deferred income tax asset	-	-	-	-	-	-	189,046	189,046
Change in nonadmitted assets	-	-	-	-	-	-	111,753	111,753
Cumulative effect of change in accounting principle	-	-		-	-	-	(276,056)	(276,056)
Change in asset valuation reserve	-	-	-	-	-	-	58,227	58,227
Change in surplus in separate accounts	-	-		-	-	-	2,604	2,604
Dividends to stockholders	-	-	-	-	-	-	(385,630)	(385,630)
Return of capital	-	-	-	-	(389,056)	-	-	(389,056)
Other changes - net	-	(315)		-	(3,652)	(225)	11,455	7,263
Balance at December 31, 2016	$6,762	$1,282	$(58,000)	$150,000	$3,653,830	$577,936	$2,135,591	$6,467,401
Net income (loss)	-	-	-	-	-	-	603,700	603,700
Change in net unrealized capital gains/losses, net of taxes	-	-	-	-	-	(489,076)	1,162,662	673,586
Change in net deferred income tax asset	-	-	-	-	-	-	(902,675)	(902,675)
Change in nonadmitted assets	-	-	-	-	-	-	455,996	455,996
Change in asset valuation reserve	-	-	-	-	-	-	118,144	118,144
Change in surplus in separate accounts	-	-	-	-	-	-	(117,876)	(117,876)
Change in surplus as a result of reinsurance	-	-	-	-	-	-	230,908	230,908
Dividends to stockholders	-	-	-	-	-	-	(480,523)	(480,523)
Return of capital	-	-	-	-	(422,572)	-	-	(422,572)
Other changes - net	-	(298)	-	-	(626)	981	(5,738)	(5,681)
Balance at December 31, 2017	$6,762	$984	$(58,000)	$150,000	$3,230,632	$89,841	$3,200,189	$6,620,408

Continued on next page.

Transamerica Life Insurance Company

Statements of Changes in Capital and Surplus - Statutory Basis

(Dollars in Thousands)

	Common Stock	Preferred Stock	Treasury Stock	Surplus Notes	Paid-in Surplus	Special Surplus Funds	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2017	$6,762	$984	$ (58,000)	$150,000	$3,230,632	$89,841	$3,200,189	$6,620,408
Net income (loss)	-	-	-	-	-	-	(1,338,554)	(1,338,554)
Change in net unrealized capital gains/losses, net of tax	-	-	-	-	-	145,059	1,105,421	1,250,480
Change in net deferred income tax asset	-	-	-	-	-	-	167,651	167,651
Change in nonadmitted assets	-	-	-	-	-	-	45,136	45,136
Change in asset valuation reserve	-	-	-	-	-	-	15,191	15,191
Change in surplus as a result of reinsurance	-	-	-	-	-	-	17,616	17,616
Return of capital	-	-	-	-	(558,740)	-	-	(558,740)
Dividends to stockholders	-	-	-	-	-	-	(424,567)	(424,567)
Other changes - net	-	(559)	-	-	2,576	(3,047)	(15,295)	(16,325)

Balance at December 31, 2018	$6,762	$425	$(58,000)	$150,000	$2,674,468	$231,853	$2,772,788	$5,778,296

See accompanying notes.

Transamerica Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2018	2017	2016
Operating activities
Premiums and annuity considerations	$11,422,390	$5,413,864	$12,213,919
Net investment income	1,728,466	2,416,637	2,274,152
Other income	2,749,714	6,752,780	2,103,378
Benefit and loss related payments	(17,799,778)	(15,725,651)	(13,440,153)
Net transfers from separate accounts	3,746,156	2,315,254	(601,686)
Commissions and operating expenses	(1,852,164)	(2,012,766)	(2,029,374)
Dividends paid to policyholders	(6,350)	(7,348)	(6,935)
Federal income taxes (paid) received	936,341	486,361	(214,756)

Net cash provided by (used in) operating activities	924,775	(360,869)	298,545

Investing activities
Proceeds from investments sold, matured or repaid	$8,587,250	$9,911,821	$13,351,892
Costs of investments acquired	(7,266,323)	(7,968,737)	(15,148,007)
Net change in policy loans	28,681	27,407	41,992
Net cost of investments acquired	(7,237,642)	(7,941,330)	(15,106,015)

Net cash provided by (used in) investing activities	$1,349,608	$1,970,491	$(1,754,123)

Financing and miscellaneous activities
Capital and paid in surplus received (returned)	$(556,833)	$(434,179)	$(408,074)
Dividends to stockholders	(364,220)	(480,523)	(385,630)
Net deposits (withdrawals) on deposit-type contracts	(140,549)	(2,121,885)	(213,365)
Net change in borrowed money	(1,125,180)	1,884,482	1,770,364
Net change in funds held under reinsurance treaties	(271,793)	(75,583)	(63,372)
Net change in payable for collateral under securities lending and other transactions	(18,578)	(151,384)	(800,797)
Other cash (applied) provided	518,829	58,364	670,775

Net cash provided by (used in) financing and miscellaneous activities	(1,958,324)	(1,320,708)	569,901
Net increase (decrease) in cash, cash equivalents and short-term investments	316,059	288,914	(885,677)
Cash, cash equivalents and short-term investments:
Beginning of year	1,900,643	1,611,729	2,497,406

End of year	$2,216,702	$1,900,643	$1,611,729

See accompanying notes.

Transamerica Life Insurance Company

Statements of Cash Flow (supplemental) – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
Supplemental disclosures of cash flow information	2018	2017	2016

Non-cash activities during the year not included in the Statutory Statement of Cash Flows:

Non-cash dividend to parent company	$60,347	$-	$-
Investments received for insured securities losses	16,489	-	-
Write off of prepaid real estate related assets	2,727	-	-
Non-cash capital contribution to investment subsidiary	1,971	-	-
Transfer of bonds and mortgage loans related to reinsurance agreement with third party	-	7,196,754	-
Transfer of bonds, mortgage loans, and derivatives related to affiliated reinsurance amendment	-	5,650,741	2,648,094
Transfer of bonds to settle reinsurance obligations	-	22,479	2,556
Asset transfer of ownership between hedge funds	-	62,567	-

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands, Except per Share amounts)

December  31, 2018

1. Organization and Nature of Business

Transamerica Life Insurance Company (the Company) is a stock life insurance company owned by Commonwealth General Corporation (CGC). CGC is an indirect, wholly-owned subsidiary of Aegon N.V., a holding company organized under the laws of The Netherlands.

On October 1, 2018, the Company completed a merger with Firebird Re Corp (FReC), an Arizona-domiciled affiliate. On January 1, 2016, the Company completed a merger with Global Preferred Re Limited (GPRe), a Bermuda-domiciled affiliate. The mergers were accounted for in accordance with the Statement of Statutory Accounting Principles (SAP) No. 68, Business Combinations and Goodwill, as a statutory merger. As such, financial statements for periods prior to the mergers were combined and the recorded assets, liabilities and surplus of FReC and GPRe on a US statutory basis were carried forward to the merged company. As a result of the mergers, FReC and GPRe’s common stock was deemed cancelled by operation of law. Each share of the Company’s capital stock issued and outstanding immediately before the merger shall continue to represent one share of the capital stock. As a result of the merger, the business previously ceded from the Company to FReC and GPRe is no longer reflected as ceded risk in the restated merged financials.

Summarized financial information for the company and FReC presented separately for periods prior to the merger is as follows:

	Year Ended December 31 2017	Year Ended December 31 2016
Revenues:
Company	$907,248	$18,431,210
FReC	239,484	187,469

	$1,146,732	$18,618,679

Net income (loss):
Company	$520,708	$332,890
FReC	82,992	(52,126)

	$603,700	$280,764

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

December 31 2017
Assets:
Company	$125,311,106
FReC	1,523,771
Change in deferred tax admissibility due to merger	–

$126,834,877

Liabilities:
Company	$119,892,350
FReC	322,119
Change in deferred tax admissibility due to merger	–

$120,214,469

Capital and surplus:
Company	$5,418,756
FReC	1,201,652
Change in deferred tax admissibility due to merger	–

$6,620,408

Nature of Business

The Company sells individual non-participating whole life, endowment and term contracts, structured settlements, pension products and reinsurance, as well as a broad line of single fixed and flexible premium annuity products, guaranteed interest contracts and funding agreements. In addition, the Company offers group life, universal life, credit life, and individual and specialty health coverages. The Company is licensed in 49 states and the District of Columbia, Guam, Puerto Rico and US Virgin Islands. Sales of the Company’s products are primarily through a network of agents, brokers, and financial institutions.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

2. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Iowa Insurance Division (IID), which practices differ from accounting principles generally accepted in the United States of America (GAAP).

The IID recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the Iowa Insurance Law. The National Association of Insurance Commissioners’ (NAIC) Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed practices by the State of Iowa. Prescribed statutory accounting practices include state laws and regulations. Permitted statutory accounting practices encompass accounting practices that are not prescribed.

The following is a summary of the accounting practices permitted and prescribed by the IID and reflected in the Company’s financial statements:

The Company, with the permission of the Iowa Commissioner of Insurance, is allowed special accounting treatment for certain hedges of interest rate exposures on variable annuity products that would not otherwise conform to current accounting guidance under Statement of Statutory Accounting Principle (SSAP) No. 86 – Derivatives of the NAIC SAP. The Company recognizes a reserve hedge offset deferral for the difference between the hedge results associated with a highly effective clearly defined hedge strategy related to variable annuity interest rate risks and the corresponding interest-rate related impact to variable annuity results. During 2018, 2017 and 2016, the deferral was granted and will be amortized through special surplus funds, change in net unrealized capital gains (losses) financial statement line, on a straight line basis over a period of 10 years beginning in the period of deferral. The Company may request permission from the IID for the deferral annually.

The State of Iowa has adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to the reported value of the assets supporting the Company’s guaranteed separate accounts. As prescribed by Iowa Administrative Code 508A.1.4, the Commissioner found that the Company is entitled to value the assets of the guaranteed separate account at amortized cost, whereas the assets would be required to be reported at fair value under SSAP No. 56, Separate Accounts, of the NAIC SAP. There is no impact to the Company’s income or surplus as a result of utilizing this prescribed practice.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

A reconciliation of the Company’s net income (loss) and capital and surplus between NAIC SAP and practices prescribed and permitted by the State of Iowa is shown below:

	SSAP#	F/S Page	F/S Line	2018	2017	2016
Net income (loss), State of Iowa basis				$(1,338,554)	$603,700	$280,764
State prescribed practices that are an increase(decrease) from NAIC SAP: Separate account asset valuation	56	NA	NA	-	-	-

State permitted practices that are an increase(decrease) from NAIC SAP: Hedge reserve offset deferral	86	Balance Sheet; Statement of Changes in Capital and Surplus	Variable annuity reserve hedge offset deferral Special surplus funds - Change in net unrealized capital gains/ losses	-	-	-

Net income (loss), NAIC SAP				$(1,338,554)	$603,700	$280,764

Statutory surplus, state of Iowa basis	XXX	XXX	XXX	$5,778,296	$6,620,408	$6,467,401
State prescribed practices that are an increase(decrease) from NAIC SAP: Separate account asset valuation	56	NA	NA	-	-	-

State permitted practices that are an increase(decrease) from NAIC SAP: Hedge reserve offset deferral	86	Balance Sheet; Statement of Changes in Capital and Surplus	Variable annuity reserve hedge offset deferral Special surplus funds - Change in net unrealized capital gains/ losses	(231,853)	(86,794)	(575,869)

Statutory surplus, NAIC SAP	XXX	XXX	XXX	$5,546,443	$6,533,614	$5,891,532

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Use of Estimates

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The effects of the following variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material. Significant accounting policies and variances from GAAP are as follows:

Investments

Investments in bonds, except those to which the Securities Valuation Office (SVO) of the NAIC has ascribed a NAIC designation of 6, are reported at amortized cost using the interest method. Bonds containing call provisions, except make-whole call provisions, are amortized to the call or maturity value/date which produces the lowest asset value, often referred to as yield-to-worst method. Bonds ascribed a NAIC designation of 6 are reported at the lower of amortized cost or fair value with unrealized gains and losses reported in changes in capital and surplus. Prepayment penalty or acceleration fees received in the event a bond is liquidated prior to its scheduled termination date are reported as investment income.

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

For GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. These securities are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium using either the retrospective or prospective methods. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. For statutory reporting, the retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

For GAAP, all securities purchased or retained that represent beneficial interests in securitized assets, other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company closely monitors below investment grade holdings and investment grade issuers where the Company has concerns to determine if an other-than-temporary impairment (OTTI) has occurred. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. The Company will record a charge to the statement of operations for the amount of the impairment.

For structured securities, cash flow trends and underlying levels of collateral are monitored. An OTTI is considered to have occurred if the fair value of the structured security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An OTTI is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security and the security is in an unrealized loss position. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. The Company will record a charge to the statement of operations for the amount of the impairments.

For GAAP, if it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the OTTI is recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery, the OTTI should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

Investments in both affiliated and unaffiliated preferred stocks in good standing (those with NAIC designations RP1 to RP3 and P1 to P3), are reported at cost or amortized cost, depending on the characteristics of the securities. Investments in both affiliated and unaffiliated preferred stocks not in good standing (those with NAIC designations RP4 to RP6 and P4 to P6), are reported at the lower of cost, amortized cost, or fair value, depending on the characteristics of the securities. The related net unrealized capital gains and losses for all NAIC designations are reported in changes in capital and surplus.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in net unrealized capital gains or losses reported in changes in capital and surplus.

Common stocks of unaffiliated companies, which include shares of mutual funds, are reported at fair value and the related net unrealized capital gains or losses are reported in changes in capital and surplus.

The Company owns stock issued by the Federal Home Loan Bank (FHLB), which is only redeemable at par, and its fair value is presumed to be par, unless other-than-temporarily impaired.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized. Prepayment penalty or acceleration fees received in the event a loan is liquidated prior to its scheduled termination date are reported as investment income.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate that the Company classifies as held for sale is measured at lower of carrying amount or fair value less cost to sell. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

The Company has interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying audited GAAP equity of the investee.

For a decline in the fair value of an investment in a joint venture or limited partnership which is determined to be other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers an impairment to have occurred if it is probable that the Company will be unable to recover the carrying amount of the investment or if there is evidence indicating inability of the investee to sustain earnings which would justify the carrying amount of the investment.

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company. The carrying value is amortized over the life of the investment. Amortization is calculated as a ratio of the current year tax credits and tax benefits compared to the total expected tax credits and tax benefits over the life of the investment.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less (principally stated at amortized cost) or money market mutual funds which are primarily reported at fair value.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.
Policy loans are reported at unpaid principal balances.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Valuation Reserves

Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, primarily bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals into net investment income over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five year bands. That net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statement of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Derivative Instruments

Overview: The Company may use various derivative instruments (options, caps, floors, swaps, forwards, and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions, or net investment in a foreign operation), (B) replication, (C) income generation, or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86.

(A)

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability (amortized cost or fair value). Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under US GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and the risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

(B)

Derivative instruments are also used in replication (synthetic asset) transactions. In these transactions, the derivative is accounted for in a manner consistent with the cash instrument and replicated asset. For US GAAP, the derivative is reported at fair value, with the changes in fair value reported in income.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

(C)

Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative relates (amortized cost or fair value).

(D)	Derivative instruments held for other investment/risk management activities are measured at fair value with value adjustments recorded in unassigned surplus.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the hedged asset or liability changes, the value of the hedging derivative is expected to move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘BBB’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead.

Instruments:

Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Interest rate basis swaps are used in the overall asset/liability management process to modify the interest rate characteristics of the underlying liability to mitigate the basis risk of assets and liabilities resetting on different indices. These interest rate swaps generally provide for the exchange of the difference between a floating rate on one index to a floating rate of another index, based upon an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged at each due date. Swaps meeting hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Cross currency swaps are utilized to mitigate risks when the Company holds foreign denominated assets or liabilities therefore converting the asset or liability to a USD denominated security. These cross currency swap agreements involve the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually where the terms of the swap must meet the terms of the hedged instrument. For swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation adjustment is recorded as unrealized gain/loss in capital and surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

Total return swaps are used in the asset/liability management process to mitigate the delta risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These total return swaps generally provide for the exchange of the difference between fixed leg (tied to the S&P or other global market financial index) and floating leg (tied to the London Interbank Offered Rate (LIBOR)) amounts based on an underlying notional amount (also tied to the underlying index). Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Variance swaps are used in the asset/liability management process to mitigate the gamma risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These variance swaps are similar to volatility options where the underlying index provides for the market value movements. Variance swaps do not accrue interest. Typically, no cash is exchanged at the outset of initiating the variance swap, and a single receipt or payment occurs at the maturity or termination of the contract. Variance swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Bond forwards are used to hedge the interest rate risk that future liability claims increase as rates decrease, leading to higher guarantee values.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Futures contracts are used to hedge the liability risk associated when the Company issues products providing the customer a return based on various global market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

The Company issues products providing the customer a return based on the various global equity market indices. The Company uses options to hedge the liability option risk associated with these products. Options are marked to fair value in the balance sheet and fair value adjustments are recorded as capital and surplus in the financial statements. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment.

Caps are used in the asset/liability management process to mitigate the interest rate risk created due to a rapidly rising interest rate environment. The caps are similar to options where the underlying interest rate index provides for the market value movements. The caps do not accrue interest until the interest rate environment exceeds the caps strike rate. Cash is exchanged at the onset, and a single receipt or payment occurs at the maturity or termination of the contract. Caps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Caps that do not meet hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

The Company uses zero cost collars to hedge the interest rate risk associated with rising short term interest rates, whereby the exposure would otherwise adversely impact the company’s capital generation. The collar position(s) help range bound the floating rate by combining a cap and floor position.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

The Company issues fixed liabilities that have a guaranteed minimum crediting rate. The Company uses receiver swaptions, whereby the swaption is designed to generate cash flows to offset lower yields on assets during a low interest rate environment. The Company pays a single premium at the beginning of the contract and is amortized throughout the life of the swaption. These swaptions are marked to fair value in the balance sheet and the fair value adjustment is recorded in unassigned surplus. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. The Company replicates investment grade corporate bonds or sovereign debt by combining a highly rated security as a cash component with a written credit default swap which, in effect, converts the high quality asset into an investment grade corporate asset or a sovereign debt. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. Generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional amount of the contract will be made by the Company and recognized as a capital loss.

Securities Lending Assets and Liabilities

The Company loans securities to third parties under agent-managed securities lending programs accounted for as secured borrowings. Cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Non-cash collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet. Under GAAP, the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

Repurchase Agreements

For dollar repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. The securities transferred are not removed from the balance sheet, and the cash received as collateral is invested as needed or used for general corporate purposes of the Company. A liability is established to record the obligation to return the cash collateral and included in Borrowed Money on the Balance Sheets.

Other Assets and Other Liabilities

Other assets consist primarily of receivables from reinsurance, accounts receivable and company owned life insurance. Company owned life insurance is carried at cash surrender value.

Other liabilities consist primarily of amounts withheld by the Company, accrued expenses and municipal repurchase agreements. Municipal repurchase agreements are investment contracts issued to municipalities that pay either a fixed or floating rate of interest on the guaranteed deposit balance. The floating interest rate is based on a market index. The related liabilities are equal to the policyholder deposit and accumulated interest. These municipal repurchase agreements require a minimum of 95% of the fair value of the securities transferred to be maintained as collateral.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Separate Accounts

The majority of the separate accounts held by the Company, primarily for individual policyholders as well as for group pension plans, do not have any minimum guarantees, and the investment risks associated with fair value changes are borne by the policyholder. The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks, long-term bonds and short-term investments.

Certain other separate accounts held by the Company provide a minimum guaranteed return of 3% of the average investment balance to policyholders. The assets consist of long-term bonds and short-term investments which are carried at amortized cost.

Assets held in trust for purchases of variable universal life and annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at fair value.

Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The investment risks associated with fair value changes of the separate accounts are borne entirely by the policyholders except in cases where minimum guarantees exist.

Surplus funds transferred from the general account to the separate accounts, commonly referred to as seed money, and earnings accumulated on seed money are reported as surplus in the separate accounts until transferred or repatriated to the general account. The transfer of such funds between the separate account and the general account is reported as surplus contributed or withdrawn during the year.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are calculated by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law.

For GAAP, policy reserves are calculated based on estimated expected experience or actual account balances.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements and other annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance and are not reported as premiums, benefits or changes in reserves in the statement of operations. Interest on these policies is reflected in other benefits.

Premiums and Annuity Considerations

Revenues for life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability using deposit accounting.

Policyholder Dividends

Policyholder dividends are recognized when declared rather than over the term of the related policies as would be required under GAAP.

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Losses associated with an indemnity reinsurance transaction are reported within income when incurred rather than being deferred and amortized over the remaining life of the underlying reinsured contracts as would be required under GAAP.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Under GAAP, for certain reinsurance agreements whereby assets are retained by the ceding insurer (such as funds withheld or modified coinsurance) and a return is paid based on the performance of underlying investments, the assets and liabilities for these reinsurance arrangements must be adjusted to reflect the fair value of the invested assets. The NAIC SAP does not contain a similar requirement.

Deferred Income Taxes

The Company computes deferred income taxes in accordance with SSAP No. 101, Income Taxes, A Replacement of SSAP No. 10R and SSAP No. 10. Under SSAP 101, admitted adjusted deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of adjusted gross deferred income tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining adjusted gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities after considering the character (i.e., ordinary versus capital) and reversal patterns of the deferred tax assets and liabilities. The remaining adjusted deferred income tax assets are nonadmitted. Deferred state income taxes are not recorded under SSAP No. 101, whereas under GAAP state income taxes are included in the computation of deferred income taxes.

Policy Acquisition Costs

The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of insurance and investment contracts are deferred. For traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, acquisition costs would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Value of Business Acquired

Under GAAP, value of business acquired (VOBA) is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by each block of business, of future contracts and contract changes, premiums, mortality and morbidity, separate account performance, surrenders, operation expenses, investment returns, nonperformance risk adjustment and other factors. VOBA is not recognized under NAIC SAP.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Subsidiaries and affiliated companies

Investments in subsidiaries, controlled and affiliated companies (SCA) are stated in accordance with the Purposes and Procedures Manual of the NAIC SVO, as well as SSAP No. 97 – Investments in Subsidiary, Controlled and Affiliated Entities.

The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP. Dividends or distributions received from an investee are recognized in investment income when declared to the extent that they are not in excess of the undistributed accumulated earnings attributable to an investee. Changes in investments in SCA’s are recorded as a change to the carrying value of the investment with a corresponding amount recorded directly to unrealized gain/loss (capital and surplus).

Surplus Notes

Surplus notes are reported as surplus rather than as liabilities as would be required under GAAP.

Nonadmitted Assets

Certain assets designated as “nonadmitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC SAP, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that they are not impaired.

Statements of Cash Flow

Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less and money market mutual funds. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

3. Accounting Changes and Corrections of Errors

The Company’s policy is to disclose as recent accounting pronouncements the adopted accounting guidance with a current year effective date that has been classified by the NAIC as a substantive change, as well as items classified as nonsubstantive changes that have had a material impact on the financial position or results of operations of the Company.

Recent Accounting Pronouncements

Effective December 31, 2018, the NAIC adopted revisions to SSAP No. 21, Other Admitted Assets. Revisions incorporated accounting guidance for structured settlement income streams acquired by insurers as investments. Periodic-certain structured settlements acquired in accordance with all state and federal laws are to be reported as admitted assets. The adoption of this guidance did not impact the financial position or results of operations of the Company.

Effective January 1, 2018, the NAIC adopted revisions to SSAP No. 100, Fair Value, which allow net asset value (NAV) per share as a practical expedient to fair value, either when specifically named in a SSAP or when specific conditions exist. The revisions adopt ASU 2009-12: Investments in Certain Entities that Calculate Net Asset Value Per Share (or Its Equivalent) and ASU 2015-07: Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or Its Equivalent). The adoption of this guidance did not impact the financial position or results of operations of the Company as the Company does not use NAV as a practical expedient.

Prior Period Correction

During 2018, management identified and corrected errors in the calculation of Related Party balances received and paid. Amounts received from related parties for 2017 and 2016 were understated by $207,569 and $202,159, respectively. Amounts paid to related parties for 2017 and 2016 were understated by $167,018 and $193,093, respectively. This is reflected in the Related Party disclosure in Note 13. The error did not affect any other footnotes or the financial statements.

Change in Accounting Principles

The Company has certain liabilities associated with financial instruments activity including securities lending collateral payable, derivative cash collateral payable, and dollar repurchase agreements. During 2018, Management determined that including these liabilities as part of Note 4 provides the user improved clarity, information, and usefulness. This change is noted as a change in accounting principle and was implemented on a prospective basis beginning in 2018.

Reclassifications

The Company reclassified certain balances within the statutory basis financial statement presentation on the Balance Sheets, Statements of Operations and Statements of Cash Flows to better align with industry practice. All prior period amounts were reclassified to conform with the current period presentation. The Company did not change any financial statement totals reported in the prior periods as a result of reclassifications.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

4. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate that the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Each month, the Company performs an analysis of the information obtained from indices, third-party services, and brokers to ensure that the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100R, Fair Value. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2 -

Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets
b) Quoted prices for identical or similar assets or liabilities in non-active markets
c) Inputs other than quoted market prices that are observable
d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3 -

Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments is either reported at fair value or amortized cost (which approximates fair value). Cash is not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indices, third-party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of Level 1 and Level 2 values within the fair value hierarchy. For fixed maturity

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Real Estate: Real estate held for sale is typically valued utilizing independent external appraisers in conjunction with reviews by qualified internal appraisers. Valuations are primarily based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds were determined primarily by using indices, third-party pricing services and internal models.

Derivative Financial Instruments: The fair value of futures and forwards are based upon the latest quoted market price & spot rates at the balance sheet date. The estimated fair values of equity and interest rate options (calls, puts, caps) are based upon the latest quoted market price at the balance sheet date. The estimated fair values of swaps, including equity, interest rate and currency swaps, are based on pricing models or formulas using current assumptions. The estimated fair values of credit default swaps are based upon active market data, including interest rate quotes, credit spreads, and recovery rates, which are then used to calculate probabilities of default for the fair value calculation. The Company accounts for derivatives that receive and pass hedge accounting in the same manner as the underlying hedged instrument. If that instrument is held at amortized cost, then the derivative is also held at amortized cost.

Policy Loans: The book value of policy loans is considered to approximate the fair value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are primarily valued either using third-party pricing services or are valued in the same manner as the general account assets as further described in this note. However, some separate account assets are valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

internal modeling which utilizes input that are not market observable. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees. For separate accounts with guarantees, fair value is based on discounted cash flows.

Investment Contract Liabilities: Fair value for the Company’s liabilities under investment contracts, which include deferred annuities and GICs, are estimated using discounted cash flow calculations. For those liabilities that are short in duration, carrying amount approximates fair value. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values. These are included in the Investment Contract Liabilities.

The Company accounts for its investments in affiliated common stock in accordance with SSAP No. 97, as such, they are not included in the following disclosures.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2018 and 2017, respectively:

	December 31, 2018
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,857,985	$1,857,985	$1,333,140	$524,845	$–	$–
Short-term notes receivable from affiliates	261,000	261,000	–	261,000	–	–
Bonds	27,150,574	26,467,809	6,777,150	19,937,391	436,033	–
Preferred stocks, other than affiliates	91,213	97,382	–	88,216	2,997	–
Common stocks, other than affiliates	171,979	171,979	15,401	6	156,572	–
Mortgage loans on real estate	4,621,578	4,574,654	–	–	4,621,578	–
Other invested assets	240,960	214,317	–	229,234	11,726	–
Derivative assets:
Options	835,056	835,056	–	835,056	–	–
Interest rate swaps	708,359	708,707	–	708,359	–	–
Currency swaps	15,288	15,495	–	15,288	–	–
Credit default swaps	48,036	49,219	–	48,036	–	–
Equity swaps	278,712	278,712	–	278,712	–	–
Interest rate futures	20,473	20,473	20,473	–	–	–
Equity futures	15,386	15,386	15,386	–	–	–
Derivative assets total	1,921,310	1,923,048	35,859	1,885,451	–	–
Policy loans	551,658	551,658	–	551,658	–	–
Securities lending reinvested collateral	1,507,848	1,507,848	71,045	1,436,803	–	–
Separate account assets	71,293,672	71,273,648	67,626,229	3,663,620	3,823	–

Liabilities
Investment contract liabilities	12,930,349	12,022,177	–	243,143	12,687,205	–
Derivative liabilities:
Options	314,840	314,840	–	314,840	–	–
Interest rate swaps	366,016	580,625	–	366,016	–	–
Currency swaps	1,706	645	–	1,706	–	–
Credit default swaps	(1,311)	12,827	–	(1,311)	–	–
Equity swaps	16,512	16,512	–	16,512	–	–
Interest rate futures	6,730	6,730	6,730	–	–	–
Equity futures	870	870	870	–	–	–
Derivative liabilities total	705,363	933,049	7,600	697,763	–	–
Dollar repurchase agreements	204,253	204,253	–	204,253	–	–
Payable for securities lending	1,670,537	1,670,537	–	1,670,537	–	–
Payable for derivative cash collateral	1,179,032	1,179,032	–	1,179,032	–	–
Separate account annuity liabilities	66,262,464	66,264,300	3,069	66,222,440	36,955	–

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	December 31, 2017
	Aggregate Fair Value	Admitted Value	(Level 1)	(Level 2)	(Level 3)	Net Asset Value (NAV)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,654,664	$1,654,682	$1,077,469	$577,195	$–	$–
Short-term notes receivable from affiliates	168,300	168,300	–	168,300	–	–
Bonds	30,396,348	28,033,583	8,822,765	20,934,757	638,826	–
Preferred stocks, other than affiliates	94,950	96,276	–	91,770	3,180	–
Common stocks, other than affiliates	203,091	203,091	5,320	20	197,751	–
Mortgage loans on real estate	4,330,683	4,202,142	–	–	4,330,683	–
Other invested assets	250,440	212,466	–	244,488	5,952	–
Derivative assets:
Options	170,119	170,119	–	170,119	–	–
Interest rate swaps	574,599	574,448	–	541,454	33,145	–
Currency swaps	8,349	10,269	–	8,349	–	–
Credit default swaps	55,537	36,620	–	55,537	–	–
Equity swaps	9,760	9,760	–	9,760	–	–
Policy loans	580,338	580,338	–	580,338	–	–
Securities lending reinvested collateral	2,460,919	2,460,919	–	2,460,919	–	–
Separate account assets	80,149,650	80,096,666	76,888,437	3,253,417	7,796	–

Liabilities
Investment contract liabilities	12,427,585	11,460,334	–	251,404	12,176,181	–
Derivative liabilities:
Options	45,443	45,443	–	45,443	–	–
Interest rate swaps	305,657	438,194	–	303,184	2,473	–
Currency swaps	5,041	2,776	–	5,041	–	–
Credit default swaps	(12,107)	23,526	–	(12,107)	–	–
Equity swaps	284,921	284,921	–	284,921	–	–
Separate account annuity liabilities	74,664,347	74,665,853	1,550	74,619,387	43,410	–

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2018 and 2017:

	2018
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$–	$26,472	$8,205	$34,677
Hybrid securities	–	2,282	–	2,282

Total bonds	–	28,754	8,205	36,959

Preferred stock
Industrial and miscellaneous	–	1,601	2,997	4,598

Total preferred stock	–	1,601	2,997	4,598

Common stock
Mutual funds	12,648	–	–	12,648
Industrial and miscellaneous	2,753	6	156,572	159,331

Total common stock	15,401	6	156,572	171,979

Cash equivalents and short-term
Mutual funds	1,333,140	–	–	1,333,140

Total cash equivalents and short-term	1,333,140	–	–	1,333,140

Securities lending reinvested collateral	71,045	–	–	71,045
Derivative assets	35,859	1,828,844	–	1,864,703
Separate account assets	67,486,247	3,103,229	3,823	70,593,299

Total assets	$68,941,692	$4,962,434	$171,597	$74,075,723

Liabilities:
Derivative liabilities	$7,600	$772,387	$–	779,987
Separate account liabilities	3,069	–	–	3,069

Total liabilities	$10,669	$772,387	$–	$783,056

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	2017
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$–	$21,438	$14,618	$36,056

Total bonds	–	21,438	14,618	36,056

Preferred stock
Industrial and miscellaneous	–	1,964	3,180	5,144

Total preferred stock	–	1,964	3,180	5,144

Common stock
Mutual funds	–	5	–	5
Industrial and miscellaneous	5,320	15	197,751	203,086

Total common stock	5,320	20	197,751	203,091

Cash equivalents and short-term
Government	–	69,167	–	69,167
Money market mutual funds	1,077,470	–	–	1,077,470

Total cash equivalents and short-term	1,077,470	69,167	–	1,146,637

Securities lending reinvested collateral	–	2,460,919	–	2,460,919
Derivative assets	–	721,333	31,703	753,036
Separate account assets	76,780,559	2,607,246	51,040	79,438,845

Total assets	$77,863,349	$5,882,087	$298,292	$84,043,728

Liabilities:
Derivative liabilities	$–	$679,730	$2,473	$682,203
Separate account liabilities	1,550	–	–	1,550

Total liabilities	$1,550	$679,730	$2,473	$683,753

The Company reviews the fair value hierarchy classifications at each reporting period. Overall, reclassifications between levels occur when there are changes in the observability of inputs and market activity used in the valuation of a financial asset or liability. Given the types of assets classified as Level 1 (primarily equity securities including mutual fund investments), transfers between Level 1 and Level 2 measurement categories are expected to be infrequent. Transfers into and out of level 3 are summarized in the schedule of changes in level 3 asset and liabilities. There were no material asset transfers between level 1 and level 2 or between level 2 and level 3 during the years ended December 31, 2018 and 2017.

Bonds classified as Level 2 are valued using inputs from third party pricing services or broker quotes. Bonds classified as Level 3 are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data, or internal modeling which utilize significant inputs that are not market observable.

Preferred stock classified as Level 2 are valued using inputs from third party pricing services or broker quotes. Preferred stock classified as Level 3 are internally valued using significant unobservable inputs.

Common stock classified as Level 2 are valued using inputs from third party pricing services or broker quotes. Common stock classified as Level 3 are comprised primarily of shares in the Federal Home Loan Bank (FHLB) of Des Moines, which are valued at par as a proxy for fair value as a result of restrictions that allow redemptions only by FHLB.

Cash equivalents and short-term investments classified as level 1 are primarily money market mutual funds and are measured at fair value. For those securities with a pricing source of ‘amortized cost’; amortized cost is a proxy for fair value.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Securities lending reinvested in collateral is valued and classified in the same way as the underlying collateral, which is primarily composed of short-term investments.

Derivatives classified as Level 2 represent over-the-counter (OTC) contracts valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Derivatives classified as Level 3 represent interest rate swaps calculated by simulation using a series of market-consistent inputs to model the dynamics of the swap. The inputs are taken from market instruments to the extent that they exist.

Separate account assets and liabilities are valued and classified in the same way as general account assets and liabilities (described above).

The following tables summarize the changes in assets classified as Level 3 for 2018 and 2017:

	Beginning Balance at January 1, 2018	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)

Bonds
Government	$–	$–	$–	$(3)	$3
RMBS	–	–	–	(26)	26
Other	14,619	–	5,465	108	423
Preferred stock	3,180	–	–	–	(754)
Common stock	197,751	–	270	(2,000)	3,398
Other long term	–	920	1,040	–	(310)
Derivatives	29,230	–	–	(84,445)	(29,230)
Separate account assets	51,040	1,394	249	(43,234)	(77)

Total	$295,820	$2,314	$7,024	$(129,600)	$(26,521)

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2018

Bonds
Government	$–	$–	$–	$–	$–
RMBS	–	–	–	–	–
Other	–	–	–	1,479	8,206
Preferred stock	828	–	259	–	2,997
Common stock	–	216	42,400	123	156,572
Other long term	430	–	–	–	–
Derivatives	–	–	(3,869)	(80,576)	–
Separate account assets	100	–	3,490	1,660	3,824

Total	$1,358	$216	$42,280	$(77,314)	$171,598

(a) Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations

(b) Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	Beginning Balance at January 1, 2017	Transfers in (Level 3)	Transfers out (Level 3)	Total Gains (Losses) Included in Net income (a)	Total Gains (Losses) Included in Surplus (b)
Bonds
Government	$–	$–	$–	$(8)	$8
RMBS	–	–	–	(30)	30
Other	18,746	2,571	2,555	2	1,306
Preferred stock	3,153	–	–	–	(518)
Common stock	192,928	7	6	(2,246)	1,896
Derivatives	(358,974)	457	–	(174,683)	387,747
Separate account assets	45,420	3,249	2,719	16	4,887

Total	$(98,727)	$6,284	$5,280	$(176,949)	$395,356

	Purchases	Issuances	Sales	Settlements	Ending Balance at December 31, 2017
Bonds
Government	$–	$–	$–	$–	$–
RMBS	–	–	–	–	–
Other	$–	$6,082	$–	$11,533	$14,619
Preferred stock	546	–	–	–	3,180
Common stock	155	12,164	1,000	6,148	197,750
Derivatives	–	–	(8,536)	(166,147)	29,230
Separate account assets	5,393	–	755	4,452	51,040

Total	$6,094	$18,246	$(6,781)	$(144,014)	$295,819

(a) Recorded as a component of Net Realized Capital Gains (Losses) on Investments in the Statements of Operations

(b) Recorded as a component of Change in Net Unrealized Capital Gains (Losses) in the Statements of Changes in Capital and Surplus

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period.

Nonrecurring fair value measurements

As indicated in Note 2, real estate held for sale is measured at the lower of carrying amount or fair value less cost to sell. As of December 31, 2018, the Company held no properties as held-for-sale, where fair value was less than its carrying value. As of December 31, 2018, the Company held two properties as held-for sale, where carrying amount of $15,168 was equal to fair value.

Fair value was determined by utilizing an external appraisal following the sales comparison approach. The fair value measurements are classified as Level 3 as the comparable sales and adjustments for the specific attributes of these properties are not market observable inputs.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

5. Investments

Bonds and Stocks

The carrying amounts and estimated fair value of investments in bonds and stocks are as follows:

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2018
Bonds:
United States Government and agencies	$6,387,028	$246,948	$121,683	$6,512,293
State, municipal and other government	732,171	34,020	18,984	747,207
Hybrid securities	249,112	13,176	7,196	255,092
Industrial and miscellaneous	15,065,090	711,594	368,812	15,407,872
Mortgage and other asset-backed securities	4,034,408	257,889	64,185	4,228,112
Total bonds	26,467,809	1,263,627	580,860	27,150,576
Unaffiliated preferred stocks	97,382	3,022	9,191	91,213
Total	$26,565,191	$1,266,649	$590,051	$27,241,789

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	$154,552	$18,557	$1,130	$171,979

	Book Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2017
Bonds:
United States Government and agencies	$7,991,164	$647,439	$91,438	$8,547,165
State, municipal and other government	649,273	64,326	4,664	708,935
Hybrid securities	315,345	44,852	11,156	349,041
Industrial and miscellaneous	14,674,617	1,528,517	66,209	16,136,925
Mortgage and other asset-backed securities	4,403,184	298,152	47,054	4,654,282
Total bonds	28,033,583	2,583,286	220,521	30,396,348
Unaffiliated preferred stocks	96,276	5,552	6,878	94,950
	$28,129,859	$2,588,838	$227,399	$30,491,298

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Unaffiliated common stocks	$187,538	$15,572	$19	$203,091

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The carrying amount and estimated fair value of bonds at December 31, 2018, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	2018
December 31:	Carrying Value	Fair Value
Due in one year or less	$694,758	$701,949
Due after one year through five years	4,349,981	4,351,741
Due after five years through ten years	5,340,061	5,500,383
Due after ten years	12,048,601	12,368,391

	22,433,401	22,922,464
Mortgage and other asset-backed securities	4,034,408	4,228,112

	$26,467,809	$27,150,576

The estimated fair value of bonds, preferred stocks and common stocks with gross unrealized losses at December 31, 2018 and 2017 is as follows:

		2018

	Equal to or Greater than 12 Months		Less than 12 Months

	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses

United States Government and agencies	$408,244	$25,720	$3,771,156	$95,963
State, municipal and other government	81,284	6,595	179,206	12,389
Hybrid securities	13,815	2,063	104,398	5,133
Industrial and miscellaneous	1,490,093	135,948	4,732,483	232,864
Mortgage and other asset-backed securities	762,982	37,966	793,414	26,219

Total bonds	2,756,418	208,292	9,580,657	372,568

Preferred stocks-unaffiliated	22,257	6,098	33,300	3,093
Common stocks-unaffiliated	–	–	11,083	1,130

Total	$2,778,675	$214,390	$9,625,040	$376,791

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	2017

	Equal to or Greater than 12 Months		Less than 12 Months

	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses

United States Government and agencies	$1,367,915	$89,250	$190,002	$2,188
State, municipal and other government	87,540	4,243	48,382	421
Hybrid securities	74,461	11,156	–	–
Industrial and miscellaneous	1,197,291	49,558	1,038,803	16,651
Mortgage and other asset-backed securities	615,787	31,026	746,813	16,028

Total bonds	3,342,994	185,233	2,024,000	35,288

Preferred stocks-unaffiliated	18,880	6,817	3,846	61
Common stocks-unaffiliated	–	–	549	19

	$3,361,874	$192,050	$2,028,395	$35,368

During 2018 and 2017, respectively, there were no loan-backed or structured securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold for a period of time to recover the amortized cost basis. During 2016 there was $27,182 of loan-backed structured securities with a recognized OTTI due to the inability or lack of intent and ability to hold for a period of time to recover the amortized cost basis.

For loan-backed and structured securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield, in 2018, 2017 and 2016 the Company recognized OTTI of $4,339, $7,960 and $17,321, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following loan-backed and structured securities were held at December 31, 2018, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Date of Financial Statement Where Reported
059515AC0	$2,646	$2,494	$152	$2,494	$2,214	3/31/2018
14984WAA8	1,740	1,678	62	1,678	1,530	3/31/2018
3622EEAA0	6,023	5,988	35	5,988	6,022	3/31/2018
52522QAM4	41,713	41,166	547	41,166	40,475	3/31/2018
65536PAA8	648	636	12	636	491	3/31/2018
48123HAA1	259	248	11	248	82	3/31/2018
126380AA2	5,069	5,069	(0)	5,069	5,287	3/31/2018
05950WAM0	1,425	1,172	253	1,172	1,189	06/30/2018
059515AC0	2,368	2,335	33	2,335	2,072	06/30/2018
65536PAA8	622	440	182	440	476	06/30/2018
48123HAA1	239	–	239	–	56	09/30/2018
225470FJ7	1,142	1,106	36	1,106	1,084	12/31/2018
22944BCX4	54,890	54,108	782	54,108	49,073	12/31/2018
36828QQK5	4,500	2,505	1,995	2,505	4,326	12/31/2018

			$4,339

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2018 and 2017 is as follows:

	2018		2017
	Losses 12 Months or More	Losses Less Than 12 Months	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31:
The aggregate amount of unrealized losses	$37,966	$39,883	$31,010	$29,380
The aggregate related fair value of securities with unrealized losses	762,982	815,146	614,741	770,935

At December 31, 2018 and 2017, respectively, for bonds and preferred stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 610 and 468 securities with a carrying amount of $2,993,065 and $3,553,923, and an unrealized loss of $214,390 and $192,050 with an average price of 92.8 and 93.9 (fair value/amortized cost). Of this portfolio, 90.7% and 89.7% were investment grade with associated unrealized losses of $161,075 and $141,101, respectively.

At December 31, 2018 and 2017, respectively, for bonds and preferred stocks that have been in a continuous loss position for less than twelve months, the Company held 1,323 and 504 securities with a carrying amount of $9,989,618 and $2,063,194 and an unrealized loss of $375,662 and

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

$35,349 with an average price of 96.2 and 97.3 (fair value/amortized cost). Of this portfolio, 89.6% and 87.4% were investment grade with associated unrealized losses of $291,872 and $27,177, respectively.

At December 31, 2018 and 2017, respectively, there were no common stocks that have been in a continuous loss position for greater than or equal to twelve months.

At December 31, 2018 and 2017, respectively, for common stocks that have been in a continuous loss position for less than twelve months, the Company held 13 and 5 securities with a cost of $12,212 and $592 and an unrealized loss of $1,130 and $43 with an average price of 90.8 and 92.8 (fair value/cost).

The following structured notes were held at December 31, 2018 and 2017:

December 31, 2018
CUSIP Identification	Actual Cost	Fair Value	Book /Adjusted Carrying Value	Mortgage- Referenced Security (YES/NO)
912810QV3	$14,974	$14,436	$16,404	NO
912810RA8	772,522	875,159	856,899	NO
912810RL4	1,145,407	1,169,921	1,230,189	NO
44965TAA5	5,822	5,137	5,829	NO
44965UAA2	3,605	3,047	3,606	NO

Total	$1,942,330	$2,067,700	$2,112,927

December 31, 2017
CUSIP Identification	Actual Cost	Fair Value	Book /Adjusted Carrying Value	Mortgage- Referenced Security (YES/NO)
44965TAA5	$4,296	$4,802	$4,301	NO
44965UAA2	205	241	205	NO
912810QV3	14,974	15,644	16,022	NO
912810RA8	772,522	951,760	831,117	NO
912810RL4	1,195,281	1,333,989	1,249,924	NO

Total	$1,987,278	$2,306,436	$2,101,569

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following table provides the number of 5GI securities, aggregate book adjusted carrying value and aggregate fair value by investment type:

	Number of 5GI Securities	Book /Adjusted Carrying Value	Fair Value
December 31, 2018
Bond, amortized cost	3	$29,647	$29,725
Loan-backed and structured securities, amortized cost	1	8	8
Preferred stock, amortized cost	1	2,996	2,996

Total	5	$32,651	$32,729

December 31, 2017
Bond, amortized cost	4	$33,531	$35,359
Loan-backed and structured securities, amortized cost	1	9	9

Total	5	$33,540	$35,368

During 2018 and 2017, the Company sold, redeemed or otherwise disposed of 152 and 112 securities as a result of a callable feature which generated investment income of $17,409 and $44,912 as a result of a prepayment penalty and/or acceleration fee.

Proceeds from sales and other disposals of bonds and preferred stock and related gross realized capital gains and losses are reflected in the following table. The amounts exclude maturities and include transfers associated with reinsurance agreements.

	Year Ended December 31
	2018	2017	2016
Proceeds	$5,597,099	$17,928,678	$11,073,491

Gross realized gains	$73,153	$2,373,050	$167,936
Gross realized losses	(207,526)	(151,088)	(120,206)

Net realized capital gains (losses)	$(134,373)	$2,221,962	$47,730

The Company had gross realized losses, which relate to losses recognized on other-than-temporary declines in the fair value of bonds and preferred stocks, for the years ended December 31, 2018, 2017 and 2016 of $10,795, 19,101 and $40,319 respectively.

At December 31, 2018 and 2017, the Company had no investments in restructured securities.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Mortgage Loans

The credit quality of mortgage loans by type of property for the years ended December 31, 2018 and 2017 were as follows:

December 31, 2018
	Farm	Commercial	Total
AAA - AA	$219	$2,619,855	$2,620,074
A	42,814	1,734,474	1,777,288
BBB	6,690	157,753	164,443
BB	8,730	4,119	12,849
B	–	–	–

	$58,453	$4,516,201	$4,574,654

December 31, 2017
	Farm	Commercial	Total
AAA - AA	$16,247	$2,421,619	$2,437,866
A	41,447	1,549,298	1,590,745
BBB	–	125,975	125,975
BB	–	16,144	16,144
B	8,912	49,118	58,030

	$66,606	$4,162,154	$4,228,760

The credit quality for commercial and farm mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2018, the Company issued mortgage loans with a maximum interest rate of 5.57% and a minimum interest rate of 3.95% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2018 at the time of origination was 69%. During 2017, the Company issued mortgage loans with a maximum interest rate of 7.35% and a minimum interest rate of 3.50% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2017 at the time of origination was 77%. During 2016, the Company issued mortgage loans with a maximum interest rate of 8.71% and a minimum interest rate of 3.00% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated or acquired during the year ending December 31, 2016 at the time of origination was 91%.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

During 2018 and 2017, the Company did not reduce the interest rate on any outstanding mortgage loans.

The age analysis of mortgage loans and identification in which the Company is a participant or co-lender in a mortgage loan agreement is as follows for December 31, 2018 and 2017.

	Farm	Commercial
		Insured	All Other	Total
December 31, 2018
Recorded Investment (All)
(a) Current	$50,576	$–	$4,435,184	$4,485,760
(b) 30-59 Days Past Due	–	–	–	–
(c) 60-89 Days Past Due	–	–	57,005	57,005
(d) 90-179 Days Past Due	7,875	–	–	7,875
(e) 180+ Days Past Due	–	–	24,014	24,014
Accruing interest 90-179 days past due
(a) Recorded investment	7,876	–	–	7,876
(b) Interest accrued	96	–	–	96
Participant or Co-lender in
Mortgage Loan Agreement
(a) Recorded Investment	$31,524	$–	$1,286,604	$1,318,128

		Commercial
	Farm	Insured	All Other	Total
December 31, 2017
Recorded Investment (All)
(a) Current	$66,606	$–	$4,153,714	$4,220,320
(b) 30-59 Days Past Due	–	–	3,641	3,641
(c) 60-89 Days Past Due	–	–	–	–
(d) 90-179 Days Past Due	–	–	–	–
(e) 180+ Days Past Due	–	–	4,799	4,799
Participant or Co-lender in
Mortgage Loan Agreement
(a) Recorded Investment	$34,964	$–	$1,252,751	$1,287,715

At December 31, 2018 and 2017, respectively, multiple mortgage loans with a carrying value of $24,014 and $4,799 were non-income producing for the previous 180 days. There was no accrued interest related to these mortgage loans at December 31, 2018 or 2017. The Company has a mortgage or deed of trust on the property thereby creating a lien which gives it the right to take possession of the property (among other things) if the borrower fails to perform according to the terms of the loan documents. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property. At December 31, 2018 and 2017 there were no taxes, assessments and other amounts advanced and not included in the mortgage loan total.

At December 31, 2018 and 2017, respectively, the Company held $0 and $49,118 in impaired loans with related allowance for credit losses of $0 and $26,618. There were no impaired mortgage loans held without an allowance for credit losses as of December 31, 2018 and 2017, respectively. There were no mortgage loans subject to participant or co-lender mortgage loan agreements for which the Company is restricted from unilaterally foreclosing on the mortgage loans. The average recorded investment in impaired loans during 2018 and 2017 was $49,118 and $10,793, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following table provides a reconciliation of the beginning and ending balances for the allowance for credit losses on mortgage loans:

	Year Ended December 31
	2018	2017	2016
Balance at beginning of period	$26,618	$1,421	$1,569
Additions, net charged to operations	–	26,618	174
Recoveries in amounts previously charged off	(26,618)	(1,421)	(322)

Balance at end of period	$–	$26,618	$1,421

As of December 31, 2018 and 2017, the Company had no mortgage loans derecognized as a result of foreclosure.

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. For the years ended December 31, 2018, 2017 and 2016, respectively, the Company recognized $852, $5,359 and $677 of interest income on impaired loans. Interest income of $860, $2,806 and $786, respectively, was recognized on a cash basis for the years ended December 31, 2018, 2017 and 2016.

At December 31, 2018 and 2017, the Company held a mortgage loan loss reserve in the AVR of $46,231 and $42,871, respectively.

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2018	2017		2018	2017
Pacific	28%	28%	Apartment	47%	46%
South Atlantic	22	20	Retail	21	23
Middle Atlantic	16	18	Office	16	17
W. North Central	8	8	Industrial	12	9
E. North Central	8	6	Other	2	2
W. South Central	7	8	Agricultural	1	2
Mountain	6	7	Medical	1	1
E. South Central	4	4
New England	1	1

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018, 2017 and 2016, the Company had mortgage loans with a total net admitted asset value of $23,144, $83,445 and $81,895, respectively, which had been restructured in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2018, 2017 and 2016 related to such restructurings. At December 31, 2018 there were no commitments to lend additional funds to debtors owing receivables, however, there was one such commitment at December 31, 2017 for $3,000.

Real Estate

The fair value of property is determined based on an appraisal from a third-party appraiser, along with information obtained from discussions with internal asset managers and a listing broker regarding recent comparable sales data and other relevant property information. Impairment losses of $26,231, $4,033 and $7,500 were taken on real estate in 2018, 2017 and 2016, respectively, to write the book value down to the current fair value, and included in net realized capital gains (losses), within the Summary of Operations, for the year ended December 31, 2018.

As of December 31, 2018, there are 9 properties classified as held for sale. The Company is working with an external commercial real estate advisor firm to actively market the properties and negotiate with potential buyers. During 2018, 6 properties classified as held for sale were disposed of resulting in a net realized gain of $4,579, which was included in net realized capital gains (losses) within the Summary of Operations.

The Company also disposed of other properties during 2018 resulting in net realized gains of $26,756. Two properties were disposed of during 2017 resulting in a realized loss of ($69).

The carrying value of the Company’s real estate assets at December 31, 2018 and 2017 was as follows:

	2018	2017
Home office properties	$52,466	$84,719
Investment properties	18,953	104,325
Properties held for sale	43,027	–
	$114,446	$189,044

Accumulated depreciation on real estate at December 31, 2018 and 2017, was $72,083 and $71,624, respectively.

Other Invested Assets

During 2018, the Company recorded impairments of $3,363, $10,619, and $54,902 throughout 2018, 2017, and 2016. These impairments were primarily related to private equity funds, except for 2017, which also included an impairment for a tax credit fund. The impairments were taken because the decline in fair value of the funds were deemed to be other than temporary and a recovery in value from the remaining underlying investments in the funds were not anticipated. These write-downs are included in net realized capital gains (losses) within the statement of operations.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

During 2017, the Company reassigned its ownership interest in the Prisma Spectrum Fund for an additional interest in the Zero Beta Fund in the amount of $62,567, which resulted in a realized gain of $16,974.

Tax Credits

At December 31, 2018, the Company had ownership interests in forty-seven LIHTC investments. The remaining years of unexpired tax credits ranged from one to eleven, and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to sixteen years. The amount of contingent equity commitments expected to be paid during the years 2019 to 2029 is $55,107. Other LIHTC tax benefits recognized during 2018 was $76,141. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

At December 31, 2017, the Company had ownership interests in forty-nine LIHTC investments. The remaining years of unexpired tax credits ranged from one to eleven, and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from one to seventeen years. The amount of contingent equity commitments expected to be paid during the years 2018 to 2029 is $38,608. LIHTC tax credits recognized during 2017 was $12,366. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The following tables provide the carrying value of transferable state tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2018 and 2017:

		December 31, 2018
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount	*
Low-Income Housing Tax Credits	MA	$3,880	$6,220
Economic Redevelopment and Growth Tax Credits	NJ	3,994	20,948

Total		$7,874	$27,168

		December 31, 2017
Description of State Transferable and Non- transferable Tax Credits	State	Carrying Value	Unused Amount
Low-Income Housing Tax Credits	MA	$1,332	$7,400
Economic Redevelopment and Growth Tax Credits	NJ	2,982	14,449

Total		$4,314	$21,849

*The	unused amount reflects credits that the Company deems will be realizable in the period 2019-2030.

The Company did not have any non-transferable state tax credits.

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits, and comparing the projected future tax liability to the availability of remaining state transferable tax credits. The Company had no impairment losses related to state transferable tax credits.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Derivatives

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets (cash or securities) on the Company’s behalf in an amount equal to the difference between the net positive fair value of the contracts and an agreed upon threshold based on the credit rating of the counterparty. If the net fair value of all contracts with this counterparty is negative, then the Company is required to post similar assets (cash or securities). Fair value of derivative contracts, aggregated at a counterparty level at December 31, was as follows:

	2018	2017
Fair value - positive	$2,109,376	$1,098,479
Fair value - negative	(893,430)	(909,070)

At December 31, 2018, 2017 and 2016, the Company has recorded unrealized gains (losses) of $829,565 ($120,083) and ($591,186), respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. The Company did not recognize any unrealized gains or losses during 2018, 2017 and 2016 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows is approximately 25 years for forecasted hedge transactions. At December 31, 2018 and 2017, none of the Company’s cash flow hedges have been discontinued as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship. As of December 31, 2018 and 2017, the Company has accumulated deferred gains in the amount of $0 and $1,898, respectively, related to the termination of swaps that were hedging forecasted transactions. It is expected that these gains will be used as basis adjustments on future asset purchases expected to transpire throughout 2019.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Summary of realized gains (losses) by derivative type for year-end December 31, is as follows:

	2018	2017	2016

Options:
Calls	$45,514	$2,067	$1,524
Caps	–	(1,203)	–
Puts	(38,626)	(1,337)	10,700

Total options	$6,888	$(473)	$12,224

Swaps:
Interest rate	$(296,623)	$307,519	$642,433
Credit	(14,247)	10,107	3,046
Foreign exchange	–	–	(2,959)
Total return	(198,766)	(1,412,666)	(510,883)

Total swaps	$(509,636)	$(1,095,040)	$131,637

Futures - net positions	(263,032)	59,052	(337,977)
Lehman settlements	537	1,195	1,241

Total realized gains (losses)	$(765,243)	$(1,035,266)	$(192,875)

Fair value of replicated assets and credit default swaps (as underlying), as of December 31, is as follows:

	2018	2017	2016
Replicated assets	$3,685,810	$3,568,730	$4,576,931
Credit default swaps	40,443	71,130	41,602
Interest rate swaps	2,188	(27,891)	(73,920)

Capital gains (losses) related to credit swap transactions (which are primarily replication transactions), as of December 31, is as follows:

	2018	2017	2016
Capital gains (losses)	$(4,435)	$10,107	$3,046

As stated in Note 2, the Company replicates investment grade corporate bonds, sovereign debt, or commercial mortgage backed securities by writing credit default swaps. As a writer of credit swaps, the Company actively monitors the underlying asset, being careful to note any events (default or similar credit event) that would require the Company to perform on the credit swap. If such events would take place, a payment equal to the notional amount of the contract, less any potential recoveries as determined by the underlying agreement, will be made by the Company to the counterparty to the swap.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following tables present the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at December 31, 2018 and 2017:

		2018

Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)

AAA/AA/A	1
Single name credit default swaps (3)		$5,252	$453,085	2.6
Credit default swaps referencing indices		(109)	10,000	40.9

Subtotal		5,143	463,085	3.4

BBB	2
Single name credit default swaps (3)		28,016	1,754,450	2.7
Credit default swaps referencing indices		7,750	897,000	3.2

Subtotal		35,766	2,651,450	2.9

BB	3
Single name credit default swaps (3)		2,655	135,500	2.6
Credit default swaps referencing indices		-	-	-

Subtotal		2,655	135,500	2.6

B	4
Single name credit default swaps (3)		(2,809)	27,000	2.7
Credit default swaps referencing indices		-	-	-

Subtotal		(2,809)	27,000	2.7

CCC and lower	5
Single name credit default swaps (3)		(312)	5,000	1.0
Credit default swaps referencing indices		-	-	-

Subtotal		(312)	5,000	1.0

In or near default	6
Single name credit default swaps (3)		-	-	-
Credit default swaps referencing indices		-	-	-

Subtotal		-	-	-

Total		$40,443	$3,282,035	3.0

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

		2017
Rating Agency Designation of Referenced Credit Obligations (1)	NAIC Designation	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)
AAA/AA/A	1
Single name credit default swaps (3)		$55,569	$2,051,835	3.0
Credit default swaps referencing indices		13,655	665,000	4.3
Subtotal		69,224	2,716,835	3.3
BBB	2
Single name credit default swaps (3)		1,907	75,000	2.2
Credit default swaps referencing indices		-	-
Subtotal		1,907	75,000	2.2
BB	3
Single name credit default swaps (3)		-	-
Credit default swaps referencing indices		-	-
Subtotal		-	-
B	4
Single name credit default swaps (3)		-	-
Credit default swaps referencing indices		-	-
Subtotal		-	-
CCC and lower	5
Single name credit default swaps (3)		-	-
Credit default swaps referencing indices		-	-
Subtotal		-	-
In or near default	6
Single name credit default swaps (3)		-	-
Credit default swaps referencing indices		-	-
Subtotal		-	-
Total		$71,131	$2,791,835	3.3

(1)

The rating agency designations are based on availability and the blending of the applicable ratings among Moody’s Investors Service (“Moody’s”), Standard and Poor’s Rating Services (“S&P”), and Fitch Ratings. If no rating is available from a rating agency, then an internally derived rating is used.

(2)	The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.

(3)	Includes corporate, foreign government and state entities.

The Company may enter into credit default swaps to purchase credit protection on certain of the referenced credit obligations in the table above. At December 31, 2018, the maximum amounts of potential future recoveries available to offset the $3,282,035 from the table above were $0. At December 31, 2017, the maximum amounts of potential future recoveries available to offset the $2,791,835 from the table above were $10,000.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018 and 2017, the Company’s outstanding derivative instruments, shown in notional or contract amounts and fair value, are summarized as follows:

	Contract or Notional Amount*		Fair Value
	2018	2017	2018	2017
Derivative assets:
Credit default swaps	$2,379,467	$1,435,700	$48,036	$55,537
Currency swaps	129,622	57,608	15,288	8,349
Equity futures	17	(2)	15,386	–
Equity swaps	3,668,687	408,478	278,712	9,760
Interest rate futures	38	30	20,473	–
Interest rate swaps	24,837,035	20,767,735	708,359	574,599
Options	19,736,876	13,536,702	835,056	170,119
Derivative liabilities:
Credit default swaps	1,262,568	1,756,135	(1,311)	(12,107)
Currency swaps	18,459	41,865	1,706	5,041
Equity futures	(1)	–	870	–
Equity swaps	136,057	5,444,454	16,512	284,921
Interest rate futures	(17)	–	6,730	–
Interest rate swaps	15,034,996	13,175,966	366,016	305,657
Options	(3,466,359)	(7,052,116)	314,840	45,443

*Futures	are presented in contract format. Swaps and options are presented in notional format.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Restricted Assets

The following tables show the pledged or restricted assets as of December 31, 2018 and 2017, respectively:

	Gross Restricted (Admitted & Nonadmitted) 2018
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A)	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
Collateral held under security lending agreements	$1,669,762	$–	$–	$–	$1,669,762
Subject to repurchase agreements	205,405	–	–	–	205,405
Subject to dollar repurchase agreements	361,063	–	–	–	361,063
FHLB capital stock	133,400	–	–	–	133,400
On deposit with states	37,249	–	–	–	37,249
Pledged as collateral to FHLB (including assets backing funding agreements)	4,405,503	–	–	–	4,405,503
Pledged as collateral not captured in other categories	637,227	–	–	–	637,227
Other restricted assets	1,172,934	–	–	–	1,172,934

Total Restricted Assets	$8,622,543	$–	$–	$–	$8,622,543

	Gross (Admitted & Nonadmitted) Restricted				Percentage
Restricted Asset Category	Total From Prior Year (2017)	Increase/ (Decrease)	Total Nonadmitted Restricted	Total Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$2,461,167	$(791,405)	$–	$1,669,762	1.44%	1.44%
Subject to repurchase agreements	116,023	89,382	–	205,405	0.18%	0.18%
Subject to reverse repurchase agreements	–	–	–	–	0.00%	0.00%
Subject to dollar repurchase agreements	278,626	82,437	–	361,063	0.31%	0.31%
Subject to dollar reverse repurchase agreements	–	–	–	–	0.00%	0.00%
FHLB capital stock	175,800	(42,400)	–	133,400	0.11%	0.11%
On deposit with states	40,862	(3,613)	–	37,249	0.03%	0.03%
Pledged as collateral to FHLB (including assets backing funding agreements)	4,999,339	(593,836)	–	4,405,503	3.76%	3.76%
Pledged as collateral not captured in other categories	600,943	36,284	–	637,227	0.54%	0.54%
Other restricted assets	423,770	749,164	–	1,172,934	1.00%	1.00%

Total Restricted Assets	$9,096,530	$(473,987)	$–	$8,622,543	7.37%	7.37%

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The amounts reported as Other restricted assets in the table above represent assets held in trust related to reinsurance.

The following tables show the pledged or restricted assets in other categories as of December 31, 2018 and 2017, respectively:

	Gross (Admitted & Nonadmitted) Restricted 2018
Description of Assets	Total General Account (G/A)	G/A Supporting S/A Activity	Total Separate Account (S/A) Restricted Assets	S/A Assets Supporting G/A Activity	Total
Derivatives	$587,361	$–	$–	$–	$587,361
Secured Funding Agreements	46,723	–	–	–	46,723
AMBAC	3,143	–	–	–	3,143

Total	$637,227	$–	$–	$–	$637,227

	Gross (Admitted & Nonadmitted) Restricted			Percentage

Description of Assets	Total From Prior Year (2017)	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Derivatives	$577,146	$10,215	$587,361	0.50%	0.50%
Secured Funding Agreements	19,943	26,780	46,723	0.04%	0.04%
AMBAC	3,854	(711)	3,143	0.00%	0.00%

Total	$600,943	$36,284	$637,227	0.54%	0.54%

The following tables show the collateral received and reflected as assets within the financial statements as of December 31, 2018 and 2017:

	2018
Collateral Assets	Carrying Value	Fair Value	% of CV to Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$1,379,285	$1,379,285	3.05%	3.06%
Securities lending collateral assets	1,670,537	1,670,537	3.69	3.70
Other	3,999	3,999	0.01	0.01

Total Collateral Assets	$3,053,821	$3,053,821	6.75%	6.77%

	Amount	% of Liability to Total Liabilities
Recognized Obligation to return collateral asset	$3,054,914	7.77%

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	2017
Collateral Assets	Carrying Value	Fair Value	% of CV to Total Assets (Admitted and Nonadmitted)	% of CV to Total Admitted Assets
Cash	$725,234	$725,235	1.55%	1.55%
Securities lending collateral assets	2,460,919	2,460,919	5.25	5.27
Other	9,974	9,973	0.02	0.02

Total Collateral Assets	$3,196,127	$3,196,127	6.82%	6.84%

	Amount	% of Liability to Total Liabilities
Recognized Obligation to return collateral asset	$3,197,011	7.97%

Net Investment Income

Detail of net investment income is presented below:

	Year Ended December 31
	2018	2017	2016
Income:
Bonds	$1,220,282	$1,597,423	$1,821,601
Preferred stocks	7,711	5,655	6,159
Common stocks	100,616	214,463	13,474
Mortgage loans on real estate	202,918	239,980	284,532
Real estate	20,190	20,862	22,698
Policy loans	38,144	39,825	41,872
Cash, cash equivalents and short-term	37,671	23,632	15,464
Derivatives	65,909	100,763	221,031
Other invested assets	72,460	294,772	81,017

Gross investment income	1,765,901	2,537,375	2,507,848
Less: investment expenses	201,761	167,604	142,071

Net investment income before amortization of IMR	1,564,140	2,369,771	2,365,777
Amortization of IMR	46,511	63,277	79,140

Net investment income	$1,610,651	$2,433,048	$2,444,917

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Realized Capital Gains (Losses)

Net realized capital gains (losses) on investments, including OTTI, are summarized below:

	Realized Year Ended December 31
	2018	2017	2016
Bonds	$(146,705)	$2,202,327	$(38,959)
Preferred stocks	1,539	535	933
Common stocks	(3,690)	(1,978)	885
Mortgage loans on real estate	(25,561)	89,463	145
Real estate	5,104	(4,101)	(3,377)
Cash, cash equivalents and short-term investments	(41)	(185)	131
Derivatives	(765,780)	(1,036,461)	(185,514)
Other invested assets	113,193	117,051	(143,751)

Change in realized capital gains (losses), before taxes	(821,941)	1,366,651	(369,507)
Federal income tax effect	6,082	(197,793)	(7,059)
Transfer from (to) interest maintenance reserve	129,505	(1,711,437)	69,383

Net realized capital gains (losses) on investments	$(686,354)	$(542,579)	$(307,183)

Unrealized Capital Gains (Losses)

The changes in net unrealized capital gains and losses on investments, including the changes in net unrealized foreign capital gains and losses were as follows:

	Change in Unrealized
	Year Ended December 31
	2018	2017	2016

Bonds	$34,974	$64,814	$87,348
Preferred stocks	(859)	(564)	(102)
Common stocks	1,874	1,468	95
Affiliated entities	157,530	398,521	420,679
Mortgage loans on real estate	26,618	(25,197)	149
Cash equivalents and short-term investments	143	8	(141)
Derivatives	1,052,471	(73,945)	(282,801)
Other invested assets	32,650	180,441	44,126

Change in unrealized capital gains (losses), before taxes	1,305,401	545,546	269,353
Taxes on unrealized capital gains (losses)	(54,921)	124,074	(202,078)

Change in unrealized capital gains (losses), net of tax	$1,250,480	$669,620	$67,275

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

6. Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life premium and annuity considerations at December 31, 2018 and 2017 were as follows:

	2018		2017
	Gross	Net of Loading	Gross	Net of Loading
Life and annuity:
Ordinary first-year business	$1,077	$173	$233	$(644)
Ordinary renewal business	94,263	84,248	88,791	78,408
Group life direct business	16,474	7,911	17,510	8,438
Credit direct business	13	13	55	55

	$111,827	$92,345	$106,589	$86,257

7. Policy and Contract Attributes

Insurance Liabilities

Policy reserves, deposit funds and policy claims at December 31, 2018 and 2017 were as follows:

	Year Ended December 31
	2018	2017

Life insurance reserves	$11,431,333	$11,854,033
Annuity reserves and supplementary contracts with life contingencies	13,793,355	13,180,233
Accident and health reserves (including long term care)	681,838	715,419
Total policy reserves	$25,906,526	25,749,685

Deposit funds	915,773	1,042,297
Policy claims	485,636	399,919
Total policy reserves, deposit funds and claim liabilities	$27,307,935	$27,191,901

Life Insurance Reserves

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioner’s Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioner’s Reserve Valuation Method. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the date of death. Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted less than 0.05% of ordinary life insurance in force at December 31, 2018 and 2017.

Annuity Reserves and Supplementary Contracts Involving Life Contingencies

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest.

Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.25 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include guaranteed investment contracts (GICs) and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications and Definitions of Insurance or Managed Care Contracts In Force. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioner’s Annuity Reserve Valuation Method.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with Valuation Manual section 21 (VM-21), Requirements for Principle-Based Reserves for Variable Annuities. VM-21 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The VM-21 reserve calculation includes variable annuity products issued after January 1, 1981. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors. The aggregate reserve for contracts falling within the scope of VM-21 is equal to the conditional tail expectation (CTE) Amount, but not less than the standard scenario amount (SSA).

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

To determine the CTE Amount, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) produced in October 2005 and prudent estimate assumptions based on Company experience. The SSA was determined using the assumptions and methodology prescribed in VM-21 for determining the SSA.

Accident and Health Liabilities

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Health Contracts. As of December 31, 2018 and 2017, the Company had insurance in force aggregating $78,179,488 and $93,922,936, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Iowa Insurance Division. The Company established policy reserves of $1,667,131 and $1,816,099 to cover these deficiencies as of December 31, 2018 and 2017, respectively.

For indeterminate premium products, a full schedule of current and anticipated premium rates is developed at the point of issue. Premium rate adjustments are considered when anticipated future experience foretells deviations from the original profit standards. The source of deviation (mortality, persistency, expense, etc.) is an important consideration in the re-rating decision as well as the potential effect of a rate change on the future experience of the existing block of business.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business. Unpaid claims include amounts for losses and related adjustment expenses and are estimates of the ultimate net costs of all losses, reported and unreported. These estimates are subject to the impact of future changes in claim severity, frequency and other factors.

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2018
2018	$-	$308,983	$225,500	$83,483
2017 and prior	157,201	(21,859)	83,584	51,758
	157,201	$287,124	$309,084	135,241

Active life reserve	$657,543			$632,180
Total accident and health reserves	$814,744			$767,421

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2017
2017	$-	$316,002	$215,157	$100,845
2016 and prior	1,425,390	(1,282,531)	86,503	56,356
	1,425,390	$(966,529)	$301,660	157,201

Active life reserve	$3,953,654			$657,543
Total accident and health reserves	$5,379,044			$814,744

The Company’s unpaid claims reserve was decreased by (21,859) and ($1,282,351) for the years ended December 31, 2018 and 2017, respectively, for health claims that were incurred prior to those balance sheet dates. The change in 2018 resulted primarily from variances in the estimated frequency of claims and claim severity. The change in 2017 resulted primarily from a new intercompany reinsurance agreement on the long term care block.

The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2018 and 2017 was $3,091 and $3,278, respectively. The Company incurred $16,534 and paid $16,722 of claim adjustment expenses during 2018, of which $1,771 of the paid amount was attributable to insured or covered events of prior years. The Company incurred -$17,765 and paid $15,543 of claim adjustment expenses during 2017, of which $1,190 of the paid amount was attributable to insured or covered events of prior years. The Company did not increase or decrease the claim adjustment expense provision for insured events of prior years during 2018.

Deposit-type Contracts

Tabular interest on funds not involving life contingencies has also been determined primarily by formula.

The Company issues certain funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Withdrawal Characteristics of Annuity Reserves and Deposit Funds

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31 2018
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$1,186,894	$–	$–	$1,186,894	1%
At book value less surrender charge of 5% or more	502,104	–	–	502,104	1
At fair value	97,353	–	65,968,217	66,065,570	78
Total with adjustment or at fair value	1,786,351	–	65,968,217	67,754,568	80
At book value without adjustment (minimal or no charge or adjustment)	11,213,583	–	–	11,213,583	13
Not subject to discretionary withdrawal provision	5,744,774	38,792	254,223	6,037,789	7
Total annuity reserves and deposit liabilities	18,744,708	38,792	66,222,440	85,005,940	100%

Less reinsurance ceded	3,225,879	–	–	3,225,879
Net annuity reserves and deposit liabilities	$15,518,829	$38,792	$66,222,440	$81,780,061

	December 31 2017
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal with adjustment:
With fair value adjustment	$981,060	$–	$–	$981,060	1%
At book value less surrender charge of 5% or more	309,366	–	–	309,366	1
At fair value	104,165	–	74,544,361	74,648,526	80
Total with adjustment or at fair value	1,394,591	–	74,544,361	75,938,952	82
At book value without adjustment (minimal or no charge or adjustment)	12,266,170	–	–	12,266,170	13
Not subject to discretionary withdrawal provision	4,681,115	44,915	75,027	4,801,057	5
Total annuity reserves and deposit liabilities	18,341,876	44,915	74,619,388	93,006,179	100%

Less reinsurance ceded	4,149,269	–	-	4,149,269
Net annuity reserves and deposit liabilities	$14,192,607	$44,915	$74,619,388	$88,856,910

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Separate Accounts

Certain separate and variable accounts held by the Company relate to individual variable life insurance policies. The benefits provided on the policies are determined by the performance and/or fair value of the investments held in the separate account. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. The assets of these separate accounts are carried at fair value. The life insurance policies typically provide a guaranteed minimum death benefit.

Certain separate accounts held by the Company represent funds which are administered for pension plans. The assets consist primarily of fixed maturities and equity securities and are carried at fair value. The Company provides a minimum guaranteed return to policyholders of certain separate accounts. Certain other separate accounts do not have any minimum guarantees and the investment risks associated with fair value changes are borne entirely by the policyholder.

Information regarding the separate accounts of the Company as of and for the years ended December 31, 2018, 2017 and 2016 is as follows:

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2018	$–	$–	$11,732	$9,160,718	$9,172,450

Reserves for separate accounts as of December 31, 2018 with assets at:
Fair value	$–	$23,984	$14,808	$69,455,743	$69,494,535
Amortized cost	–	646,872	–	–	646,872
Total as of December 31, 2018	$–	$670,856	$14,808	$69,455,743	$70,141,407

Reserves for separate accounts by withdrawal characteristics as of December 31, 2018:
Subject to discretionary withdrawal	$–	$–	$–	$–	$–
With fair value adjustment	–	–	–	–	–
At fair value	–	–	–	69,201,520	69,201,520
At book value without fair value adjustment and with current surrender charge of less than 5%	–	646,872	–	–	646,872
Subtotal	–	646,872	–	69,201,520	69,848,392
Not subject to discretionary withdrawal	–	23,984	14,808	254,223	293,015
Total separate account reserve liabilities at December 31, 2018	$–	$670,856	$14,808	$69,455,743	$70,141,407

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2017	$–	$–	$10,782	$8,705,180	$8,715,962

Reserves for separate accounts as of December 31, 2017 with assets at:
Fair value	$–	$25,346	$19,569	$78,023,636	$78,068,551
Amortized cost	–	633,003	–	–	633,003
Total as of December 31, 2017	$–	$658,349	$19,569	$78,023,636	$78,701,554

Reserves for separate accounts by withdrawal characteristics as of December 31, 2017:
Subject to discretionary withdrawal	$–	$–	$–	$–	$–
With fair value adjustment	–	–	–	–	–
At fair value	–	–	–	77,948,609	77,948,609
At book value without fair value adjustment and with current surrender charge of less than 5%	–	633,003	–	–	633,003
Subtotal	–	633,003	–	77,948,609	78,581,612
Not subject to discretionary withdrawal	–	25,346	19,569	75,027	119,942
Total separate account reserve liabilities at December 31, 2017	$–	$658,349	$19,569	$78,023,636	$78,701,554

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	Guaranteed Indexed	Nonindexed Guarantee Less Than or Equal to 4%	Nonindexed Guarantee Greater Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2016	$–	$64	$10,970	$8,767,639	$8,778,673

Reserves for separate accounts as of December 31, 2016 with assets at:
Fair value	$–	$21,505	$20,001	$70,154,420	$70,195,926
Amortized cost	–	633,674	–	–	633,674
Total as of December 31, 2016	$–	$655,179	$20,001	$70,154,420	$70,829,600

Reserves for separate accounts by withdrawal characteristics as of December 31, 2016:
Subject to discretionary withdrawal	$–	$–	$–	$–	$–
With fair value adjustment	–	–	–	–	–
At fair value	–	–	–	70,116,163	70,116,163
At book value without fair value adjustment and with current surrender charge of less than 5%	–	633,674	–	–	633,674
Subtotal	–	633,674	–	70,116,163	70,749,837
Not subject to discretionary withdrawal	–	21,505	20,001	38,257	79,763
Total separate account reserve liabilities at December 31, 2016	$–	$655,179	$20,001	$70,154,420	$70,829,600

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2018	2017	2016
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$9,198,986	$8,742,039	$8,767,931
Transfers from separate accounts	(12,522,352)	(11,223,730)	(8,507,967)
Net transfers to separate accounts	(3,323,366)	(2,481,691)	259,964
Miscellaneous reconciling adjustments	(152,560)	444,099	469,247
Net transfers as reported in the statements of operations of the life, accident and health annual statement	$(3,475,926)	$(2,037,592)	$729,211

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. At December 31, 2018 and 2017, the Company’s separate account statement included legally insulated assets of $71,917,551 and $80,820,068, respectively. The assets legally insulated from general account claims at December 31, 2018 and 2017 are attributed to the following products:

	2018	2017
Group annuities	$23,941,313	$27,892,661
Variable annuities	43,329,322	48,043,845
Fixed universal life	695,569	665,407
Variable universal life	3,737,005	3,952,973
Variable life	198,613	222,858
Modified separate accounts	4,813	29,090
Registered Market Value
Annuity Product - SPL	10,916	13,234
Total separate account assets	$71,917,551	$80,820,068

Some separate account liabilities are guaranteed by the general account. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. To compensate the general account for the risk taken, the separate account paid risk charges of $519,373, $505,695, $483,307, $434,084, and $342,823, to the general account in 2018, 2017, 2016, 2015, and 2014, respectively. During the years ended December 31, 2018, 2017, 2016, 2015, and 2014 the general account of the Company had paid $47,746, $43,334, $77,232, $223,304, and $35,985 respectively, toward separate account guarantees.

At December 31, 2018 and 2017, the Company reported guaranteed separate account assets at amortized cost in the amount of $643,109 and $616,456, respectively, based upon the prescribed practice granted by the State of Iowa as described in Note 2. These assets had a fair value of $679,964 and $669,442 at December 31, 2018 and 2017, respectively, which would have resulted in an unrealized gain of $36,855 and $52,984, respectively, had these assets been reported at fair value.

The Company does not participate in securities lending transactions within the separate account.

8. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Premiums earned reflect the following reinsurance amounts:

	Year Ended December 31
	2018	2017	2016
Direct premiums	$14,431,051	$13,588,837	$14,081,227
Reinsurance assumed - non affiliates	1,268,615	1,351,628	1,412,887
Reinsurance assumed - affiliates	125,367	325,332	113,578
Reinsurance ceded - non affiliates	(3,040,806)	(15,100,457)	(2,018,612)
Reinsurance ceded - affiliates	(1,361,992)	(3,295,966)	489,464
Net premiums earned	$11,422,235	$(3,130,626)	$14,078,544

Effective October 1, 2018, the Company recaptured credit insurance business from an affiliate, Ironwood Re Corp. The Company released $1,812 in funds withheld liability, recaptured $2,430 of policyholder reserves and $426 of claim reserves. The transaction resulted in a pre-tax loss of $1,045 which has been included in the Statement of Operations. In addition, the Company released into income a previously deferred unamortized gain resulting from the original cession of this business to Ironwood in the amount of $1,262 ($821 after-tax) with a corresponding charge to unassigned surplus.

Effective October 1, 2018, an affiliate, Transamerica Premier Life Insurance Company (TPLIC) recaptured group health insurance business from the Company. The Company paid consideration of $33,799 and released $13,767 of policyholder reserves, $980 of unearned premium reserve and $7,366 of claim reserves. The transaction resulted in a pre-tax loss of $11,686 which has been included in the Statement of Operations.

Effective July 1, 2018, the Company recaptured term insurance business from an affiliate, Stonebridge Reinsurance Company. The Company received cash of $137,447, recaptured $680,477 in policyholder reserves, $28,815 in claim reserves, net due premiums and commissions of $11,764 and $10,560 in interest maintenance reserve liability. The transaction resulted in a pre-tax loss of $570,641 which was included in the Statement of Operations. In addition, as a result of this transaction, amounts previously deferred to surplus under SSAP No. 61R and Appendix A-791, were released resulting in an increase to earnings, net of tax, of $184,144.

Effective July 1, 2018, the Company entered into a reinsurance agreement to cede an in force block of term insurance business to SCOR Global Life Americas. The Company paid consideration of $260,000, ceded $674,799 in policyholder reserves, $27,884 in claim reserves, $8,289 in due premium (net of commissions), and $13,229 in interest maintenance reserves liability. The transaction resulted in a pre-tax gain of $447,623 which will be identified separately on the insurer’s statutory financial statement as a surplus item. Recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured.

Effective June 29, 2018, the Company and Wilton Re U. S. Holdings, Inc. (Wilton Re) entered into an agreement as to the “Final Net Settlement Statements and Other Matters” (NSS) associated with the reinsurance agreement between the two companies that was effective April 1, 2017. This agreement related to the reinsurance of the payout annuity and BOLI/COLI business

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

to Wilton Re. As a result of the mutual concessions between the parties, Wilton Re will pay the Company $47,221. In addition, the Company released a reinsurance receivable in the amount of $3,234 related to the initial proposed final NSS that was used for closing. The net pretax impact to Capital and Surplus of these adjustments was $43,986.

Effective June 29, 2018, the Company and Wilton Re agreed to Amendment No. 1 to the Reinsurance Agreement dated June 28, 2017. This amendment converted risks that were ceded on a modified coinsurance basis to a coinsurance basis by reducing the amount of reinsurance ceded in the NSS and reducing the modco reserves ceded. At the close of the original transaction, the company offset the reserve ceded related to a modified separate account contract. Within the amendment to the Master Transaction Agreement, the Company agrees to pay Wilton Re an amount in cash equal to $95,386, which will be offset in full against an equivalent balance of other amounts due and payable to the Company, such that no cash or other assets shall be required to be transferred by the Parties.

Effective December 1, 2017, the Company entered into an agreement with TPLIC, an affiliate, to convert the modified coinsurance agreement to coinsurance and funds withheld. As a result, TLIC transferred cash and invested assets to TPLIC. Assets that were not able to be transferred were retained in a FWH portfolio by TLIC until they mature, are sold or can be transferred. The Company transferred cash and invested assets with a market value of $6,487,360 to TPLIC. The reserves of $4,543,045 and claim reserves of $199,940 net of due and advance premium of $5,815 previously held on a modco basis were transferred to TPLIC. As a result of the transaction $18,642 existing IMR and $1,125,506 newly created IMR ($1,731,547 pre-tax gains) was released and transferred to TPLIC. The transaction results in a pre-tax loss of $606,306 which has been included in the Statement of Operations. Realized gains on the sale of assets supporting the business resulted in gains that offset the impact of the pre-tax loss related to the transaction. The Company ceded modified coinsurance reserves of $4,536,010 as of December 31, 2016 for certain stand-alone long-term care policies under the indemnity reinsurance agreement with TPLIC.

Effective October 1, 2017, the Company recaptured credit life business from an affiliate, Southwest Equity Life Insurance Company. Subsequently, the mortgage life and disability insurance business was recaptured from the Company by TPLIC.

Effective October 1, 2017, the Company recaptured term insurance business from an affiliate, Transamerica International Reinsurance (Bermuda) Ltd. The Company received cash of $346,458, recaptured $1,260,767 in policyholder reserves, $35,798 claim reserves, $3,502 commissions payable and $26,595 due premium. The transaction results in a pre-tax loss of $927,013 which has been included in the Statement of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture at the same consideration. The gain related to this reinsurance agreement was deferred to surplus. The combination of the transaction results in no impact to the surplus of the Company.

Effective October 1, 2017, the Company recaptured term insurance business from an affiliate, LIICA Re I. The Company received cash of $113,953, recaptured $724,596 in policyholder reserves, $19,768 claim reserves and $11,124 in interest maintenance reserve liability. The transaction results in a pre-tax loss of $641,535 which has been included in the Statement of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Effective October 1, 2017, the Company recaptured certain term insurance business from an affiliate, Transamerica Pacific Insurance Company (TPIC). The company received cash of $1,902 and recaptured $17,310 in policyholder reserves, $2,897 claim reserves and $325 due premium (net of commission). The transaction results in a pre-tax loss of $17,980 which has been included in the Statement of Operations. The Company subsequently entered into an agreement with SCOR Global Life Americas to assume business related to this recapture.

Effective October 1, 2017, the Company novated the reinsurance agreement between TPIC and Transamerica International Re (Bermuda) Ltd. No cash or invested asset or net reserves were transferred as a result of this novation. The transaction results in no pre-tax gain or loss.

Subsequently effective October 1, 2017, the Company entered into a reinsurance agreement to cede an in force block of term insurance business to SCOR Global Life Americas. The company accrued to a funds withheld payable of $314,000 ceding $737,678 in policyholder reserves, $21,886 claim reserves, $10,958 due premium (net of commissions), offset by a reinsurance recoverable of $6,000 receivable and $11,124 in interest maintenance reserves liability. The transaction results in a pre-tax gain of $451,730 which has been identified separately on the insurer’s statutory financial statement as a surplus item and recognition of the surplus increase as income shall be reflected on a net of tax basis as earnings emerge from the business reinsured. The funds withheld balance was paid to SCOR Global Life Americas on December 29, 2017.

On June 28, 2017, Transamerica completed a transaction to reinsure its payout annuity business and Bank Owned Life Insurance/Corporate Owned Life Insurance business (BOLI/COLI). Under the terms of the Master Agreement, the Company entered into a 100% coinsurance (general account liabilities)/100% modified coinsurance (separate account liabilities) reinsurance agreement with Wilton Reassurance Company, with an effective date of April 1, 2017. The Company transferred assets in the amount of $8,312,263, which included a negative ceding commission of $112,183, and released policy and deposit-type reserves of $7,186,330 and reinsurance deposit, policy loans and other balances related to the business of $191,144. Modified coinsurance separate account reserves of $3,695,331 were retained by the Company. As a part of the transaction, the Company realized $972,360 in net gains on the assets that were transferred of which $627,872 were deferred to IMR. The IMR liability simultaneously was released along with historical deferrals associated with the blocks of business in the amount of $921,322, resulting in a pretax loss of $51,266, which has been included in the Statement of Operations.

Effective January 1, 2017, three affiliated reinsurance treaties with TLB were amended to include the cession of all business with secondary guarantee universal life (SGUL) issued or novated by the Company. The Company increased cessions from 80 to 100% coinsurance and increased the expense allowance by fifteen basis points of account value on all business ceded based on the end of the period account value. As consideration for the cessions, the Company received cash and invested assets of $206,742, equal to the additional U.S. statutory reserves, resulting in no gain or loss on the transaction.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Effective October 1, 2016, the Company recaptured fixed annuity and funding agreement business previously ceded to TPLIC, an affiliate, on a coinsurance basis. The Company received cash and invested assets of $3,017,999 and recaptured policy and claim reserves of $3,030,564. A reinsurance receivable from TPLIC was established for the remaining $12,565 of assets to be transferred in support of the transferred policy and claim reserves. In addition, TPLIC transferred $82,218 of transfer date IMR to the Company. The Company paid net consideration to TPLIC resulting in a pre-tax loss of $40,086, which has been included in the Statement of Operations.

Effective October 1, 2016, TPLIC recaptured medium-term note funding agreements previously ceded to the Company on a coinsurance basis. The Company transferred cash and invested assets of $114,175 and released deposit-type reserves of $112,238 and a hedge novation of $2,228. A payable to TPLIC of $292 was established for remaining assets to be transferred in support of the hedge novation. The Company received consideration from TPLIC resulting in a pre-tax gain of $2,936 which has been included in the Statement of Operations.

Effective September 30, 2016, the Company ceded term life business to TWRI, an affiliate, on a coinsurance funds withheld basis. The Company paid an initial reinsurance premium of $41,565, transferred other net assets of $2,042, and released life and claim reserves of $296,656 and $21,926, respectively, resulting in a pre-tax gain of $274,974 ($178,733 net of tax) which has been credited directly to unassigned surplus. Effective January 1, 2017, an amendment was made to the reinsurance agreement with TWRI to allow reinsurance of post December 31, 2016 issue dates up to June 30, 2017 issue dates. The policies with issue dates in 2017 are subject to a $50 million maximum in total annualized premium.

The Company received reinsurance recoveries in the amount of $3,726,987, $3,735,152 and $3,220,276, during 2018, 2017 and 2016, respectively. At December 31, 2018 and 2017, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $1,061,987 and $285,160. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2018 and 2017 of $42,222,952 and $41,782,338, respectively, of which $20,685,628 and $20,587,204 were ceded to affiliates.

During 2018, 2017 and 2016 amortization of deferred gains associated with previously transacted reinsurance agreements was released into income in the amount of $514,911 ($335,855 after tax), $90,556 ($62,716 after tax) and $255,425 ($176,996 after tax), respectively.

The Company reports a reinsurance deposit receivable of $0 and $0 as of December 31, 2018 and 2017, respectively. In 1996, the Company entered into a reinsurance agreement with an unaffiliated company where, for a net consideration of $59,716, the Company ceded certain portions of future obligations under single premium annuity contracts originally written by the Company in 1993. Consistent with the requirements of SSAP No. 75, Reinsurance Deposit Accounting, the Company reports the net consideration paid as a deposit. The amount reported is the present value of the future payment streams discounted at the effective yield rate determined at inception.

During 2018, 2017 and 2016, the Company obtained letters of credit of $56,994, $55,017 and $98,006, respectively, for the benefit of affiliated and nonaffiliated companies that have reinsured business to the Company where the ceding company’s state of domicile does not recognize the Company as an authorized reinsurer.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

9. Income Taxes

The net deferred income tax asset at December 31, 2018 and 2017 and the change from the prior year are comprised of the following components:

	December 31, 2018
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$1,594,229	$129,592	$1,723,821
Statutory Valuation Allowance Adjustment	–	–	–
Adjusted Gross Deferred Tax Assets	1,594,229	129,592	1,723,821
Deferred Tax Assets Nonadmitted	96,652	–	96,652
Subtotal (Net Deferred Tax Assets)	1,497,577	129,592	1,627,169
Deferred Tax Liabilities	803,480	206,891	1,010,371
Net Admitted Deferred Tax Assets	$694,097	$(77,299)	$616,798

	December 31, 2017
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$1,460,587	$135,094	$1,595,681
Statutory Valuation Allowance Adjustment	2,432	–	2,432
Adjusted Gross Deferred Tax Assets	1,458,155	135,094	1,593,249
Deferred Tax Assets Nonadmitted	65,996	–	65,996
Subtotal (Net Deferred Tax Assets)	1,392,159	135,094	1,527,253
Deferred Tax Liabilities	774,613	217,917	992,530
Net Admitted Deferred Tax Assets	$617,546	$(82,823)	$534,723

	Change
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$133,642	$(5,502)	$128,140
Statutory Valuation Allowance Adjustment	(2,432)	–	(2,432)
Adjusted Gross Deferred Tax Assets	136,074	(5,502)	130,572
Deferred Tax Assets Nonadmitted	30,656	–	30,656
Subtotal (Net Deferred Tax Assets)	105,418	(5,502)	99,916
Deferred Tax Liabilities	28,867	(11,026)	17,841
Net Admitted Deferred Tax Assets	$76,551	$5,524	$82,075

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2018	2017	Change
Deferred Tax Assets:
Ordinary
Policyholder reserves	$535,134	$349,887	$185,247
Investments	203,467	184,414	19,053
Deferred acquisition costs	224,432	146,018	78,414
Tax credit carry-forward	349,547	522,986	(173,439)
Foreign CFC Holdings	116,610	97,641	18,969
Policyholder Reserve Transitional Amount	100,487	103,545	(3,058)
Other (including items <5% of ordinary tax assets)	64,552	56,096	8,456
Subtotal	1,594,229	1,460,587	133,642

Statutory valuation allowance adjustment	–	2,432	(2,432)
Nonadmitted	96,652	65,996	30,656
Admitted ordinary deferred tax assets	1,497,577	1,392,159	105,418

Capital:
Investments	129,592	135,094	(5,502)
Other (including items <5% of total total capital tax assets)	–	–	–
Subtotal	129,592	135,094	(5,502)

Statutory valuation allowance adjustment	–	–	–
Nonadmitted	–	–	–
Admitted capital deferred tax assets	129,592	135,094	(5,502)
Admitted deferred tax assets	$1,627,169	$1,527,253	$99,916

	Year Ended December 31
	2018	2017	Change
Deferred Tax Liabilities:
Ordinary
Investments	$548,455	$525,495	$22,960
Policyholder reserves	34,570	42,066	(7,496)
Foreign CFC Holdings	90,887	77,311	13,576
Policyholder Reserve Transitional Amount	110,176	110,804	(628)
Other (including items <5% of total ordinary tax liabilities)	19,392	18,937	455
Subtotal	803,480	774,613	28,867
Capital
Investments	206,891	217,917	(11,026)
Other (including items <5% of total capital tax liabilities)	–	–	–
Subtotal	206,891	217,917	(11,026)
Deferred tax liabilities	1,010,371	992,530	17,841
Net deferred tax assets/liabilities	$616,798	$534,723	$82,076

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) (HR 1, Pub. L. 115-97) became law. As a result, the Company reported a valuation allowance of $2,432 against its minimum tax credit carryover deferred tax assets to reflect the estimated sequestration fee expected to be charged on refunded credits in the 2017 financial statements. On January 14th, 2019, the Internal Revenue Service issued an announcement on its official website stating that certain refundable minimum tax credits will not be subject to sequestration. As a result, the Company released its valuation allowance related to sequestration in the 2018 financial statements.

On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) (HR 1, Pub. L. 115-97) became law reducing the federal tax rate to 21%. As a result, the Company reduced its net deferred tax asset balance by $9,524, excluding $42,450 of net deferred tax asset reduction on unrealized gains/(losses) in the 2017 financial statements.

The effects of the U.S. tax reform were reflected in the 2017 financial statements as determined or as reasonably estimated provisional amounts based on available information subject to interpretation in accordance with the SEC’s Staff Accounting Bulletin No. 118 (SAB 118), as adopted by NAIC SAPWG INT 18-01. SAB 118 provides guidance on accounting for the effects of U.S. tax reform where the Company’s determinations are incomplete but the Company can determine a reasonable estimate. The TCJA related disclosures and figures in the 2018 financials represent final impacts with no estimated figures remaining.

As a result of the TCJA, the Company’s tax reserve deductible temporary difference increased by $52,726. This change results in an offsetting $(52,726) taxable temporary difference that will be amortized into taxable income evenly over the eight years subsequent to 2017. The tax reserve deductible temporary difference increased $18,569 from the estimate in the 2017 financials due to model refinements during 2018 to implement the Tax Cuts and Jobs Act provisions.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

As discussed in Note 2, for the years ended December 31, 2018 and 2017 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

			December 31, 2018
		Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$–	$–	$–
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	583,655	33,143	616,798
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	583,655	33,143	616,798
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	774,224
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	913,922	96,449	1,010,371
2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$1,497,577	$129,592	$1,627,169

			December 31, 2017
		Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$–	$–	$–
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	506,608	28,115	534,723
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	912,852
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	885,551	106,979	992,530
2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$1,392,159	$135,094	$1,527,253

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

		Ordinary	Change Capital	Total
Admission Calculation Components SSAP No. 101
2(a)	Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$–	$–	$–
2(b)	Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	77,047	5,028	82,075
	1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	77,047	5,028	82,075
	2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	(138,628)
2(c)	Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	28,371	(10,530)	17,841
2(d)	Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$105,418	$(5,502)	$99,916

	December 31
	2018	2017	Change
Ratio Percentage Used To Determine Recovery
Period and Threshold Limitation Amount	836%	901%	-65%

Amount of Adjusted Capital and Surplus Used To
Determine Recovery Period and Threshold
Limitation in 2(b)2 above	$5,161,496	$6,085,680	$(924,184)

The impact of tax planning strategies at December 31, 2018 and 2017 was as follows:

	December 31, 2018
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	2%	24%	4%

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

	December 31, 2017
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
(% of Total Adjusted Gross DTAs)	0%	0%	0%

(% of Total Net Admitted Adjusted Gross DTAs)	8%	16%	8%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2018	2017	Change
Current Income Tax

Federal	$(29,827)	$(1,047,121)	$1,017,294
Foreign	–	31	(31)
Subtotal	(29,827)	(1,047,090)	1,017,263
Federal income tax on net capital gains	(6,082)	197,793	(203,875)
Utilization of capital loss carry-forwards	–	–	–
Other	–	–	–
Federal and foreign income taxes incurred	$(35,909)	$(849,297)	$813,388

	Year Ended December 31
	2017	2016	Change
Current Income Tax

Federal	$(1,047,121)	$(138,750)	$(908,371)
Foreign	31	(1)	32
Subtotal	(1,047,090)	(138,751)	(908,339)
Federal income tax on net capital gains	197,793	7,059	190,734
Utilization of capital loss carry-forwards	–		–
Other	–	–	–
Federal and foreign income taxes incurred	$(849,297)	$(131,692)	$(717,605)

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate to income before tax as follows:

	Year Ended December 31
	2018	2017	2016

Current income taxes incurred	$(35,909)	$(849,297)	$(131,692)

Change in deferred income taxes (without tax on unrealized gains and losses)	(167,651)	902,675	(189,046)

Total income tax reported	$(203,560)	$53,378	$(320,738)

Income before taxes	$(1,503,967)	$1,466,016	$79,690
	21.00%	35.00%	35.00%

Expected income tax expense (benefit) at statutory rate	$(315,833)	$513,105	$27,892

Increase (decrease) in actual tax reported resulting from:

Dividends received deduction	$(29,121)	$(74,961)	$(74,012)
Tax credits	(51,984)	(53,734)	(25,037)
Tax adjustment for IMR	(12,999)	(747,003)	669
Surplus adjustment for in-force ceded	3,699	80,818	608
Nondeductible expenses	1,476	1,202	1,049
Deferred tax benefit on other items in surplus	166,621	131,796	(233,112)
Prior year tax return adjustment	26,916	4,179	1,486
Life-owned life insurance	(1,790)	(2,975)	(2,966)
Dividends from certain foreign corporations	2,895	2,639	1,620
Statutory valuation allowance	2,432	(2,432)	–
Pre-tax income of SMLLC’s	15,812	230,025	14,093
Tax-free distribution	–	129,644	–
Intercompany Dividends	(19,031)	(150,570)	(2,966)
Partnership Permanent Adjustment	(2,407)	(2,136)	(1,914)
Change in tax rates	–	9,524	–
Deferred only transfer - IWA	–	(16,157)	–
Audit Adjustment - Permanent	–	–	(21,196)
Other	9,754	414	(6,952)

Total income tax reported	$(203,560)	$53,378	$(320,738)

The Company’s federal income tax return is consolidated with other included affiliated companies. Please see attached listing of companies in the Appendix A. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not been filed for 2018.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The amounts, origination dates and expiration dates of operating loss and tax credit carryforwards available for tax purposes:

Description	Amount	Origination Dates	Expiration Dates
General Business Credit	$34,914	12-31-2008	12-31-2028
General Business Credit	51,944	12-31-2009	12-31-2029
General Business Credit	54,087	12-31-2010	12-31-2030
General Business Credit	45,647	12-31-2011	12-31-2031
General Business Credit	31,125	12-31-2012	12-31-2032
General Business Credit	24,880	12-31-2013	12-31-2033
General Business Credit	19,912	12-31-2014	12-31-2034
General Business Credit	14,991	12-31-2015	12-31-2035
General Business Credit	3,604	12-31-2016	12-31-2036
General Business Credit	7,119	12-31-2017	12-31-2037
General Business Credit	22,758	12-31-2018	12-31-2038
Total General Business Credit	$310,981
Foreign Tax Credit	$24,051	12-31-2017	12-31-2027
Total Foreign Tax Credit	$24,051

Gross AMT Credit Recognized as:

1a	Current year recoverable	$–
1b	Deferred tax asset (DTA)	14,515
2	Beginning Balance of AMT Credit Carryover	48,869
3	Amounts Recovered+	34,354
4	Adjustments	–
5	Ending Balance of AMT Credit Carryover (5=2-3-4)	14,515
6	Reduction for Sequestration	–
7	Nonadmitted by Reporting Entity	–
8	Reporting Entity Ending Balance (8=5-6-7)	$14,515

The Company elected to account for its alternative minimum tax credit (AMT Credit) carryforward as a deferred tax asset.

The Company incurred no income taxes during 2018, 2017, and 2016, available for recoupment in the event of future net capital losses.

The total amount of the unrecognized tax benefits that if recognized, would affect the effective income tax rate:

	December 31,
	2018	2017
Unrecognized tax benefits, opening balance	$11,091	$9,763
Additions for - tax positions of prior years	2,538	1,328

Unrecognized tax benefits, ending balance	$13,629	$11,091

The Company does not expect that the total amount of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company classifies interest and penalties related to income taxes as income tax expense. The Company’s interest expense/(benefit) related to income taxes for the years ending in December 31, 2018, 2017, and 2016 is $5,183, $(14,348), and $864, respectively. The total interest/(payable) receivable balance as of December 31, 2018 and 2017 is $(1,381) and $3,577, respectively. The Company recorded no liability for penalties.

The Company modified its calculation of dividends that are eligible for dividends received deduction in 2016. This resulted in recording a permanent tax benefit of $20,250 in the Company’s 2016 financial statement for years 2011-2015. This was treated as a change in estimate.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and an examination is in progress for the year 2009 through 2013. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

10. Capital and Surplus

The Company had authorized 1,000,000 common stock shares at $10 per share par value of which 676,190 shares were issued and outstanding at December 31, 2018 and 2017.

The Company has 42,500 Series A preferred shares authorized, 42,500 shares issued, and 42,500 shares held by the Company as treasury stock, with a par value of $10. On December 26, 2006, the Company repurchased its Series A preferred shares for $58,000. The Company also has 250,000 Series B preferred non-voting shares authorized at $10 per share par value, of which 0 shares were issued and outstanding at December 31, 2018. The Company paid its parent company to redeem the Series B non-voting preferred stock at par value on the following dates: December 13, 2018: 55,930 shares for $559; December 27, 2017: 29,787 shares for $297 and December 22, 2016: 31,437 shares for $314.

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its shareholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of the Company’s statutory surplus as of the preceding December 31, or (b) the Company’s statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2019, without the prior approval of insurance regulatory authorities, is $577,829.

On December 31, 2018, the Company provided a non-cash distribution of the Pension Plan for U.S. Agents of TLIC asset valued at $60,347 to its parent company in order to facilitate the approved plan merger of the Pension Plan for U.S. Agents of TLIC maintained by the Company into the Transamerica Employee Pension Plan maintained by Transamerica Corporation.

The Company paid an extraordinary preferred stock dividend and an extraordinary common stock dividend of $16,732 and $47,488, respectively, to its parent company on December 13, 2018.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company paid an ordinary preferred stock dividend and an ordinary common stock dividend of $16,920 and $283,080, respectively, to its parent company on June 29, 2018.

On September 12, 2017 and June 28, 2017, the Company paid ordinary common stock dividends of $240,000 and $188,393, respectively, to its parent company.

The Company provided cash returns of capital to its parent company in the amount of $558,740 on December 13, 2018. On June 28 and December 21, 2017, the Company paid a cash return of capital in the amount of $372,572 and $50,000, respectively, to its parent.

The Company received ordinary common stock dividends from Transamerica Financial Life Insurance Company (TFLIC) in the amounts of $12,105 on June 29, 2018, $9,075 on December 21, 2017 and $10,289 on June 28, 2017. On December 13, 2018 and December 21, 2017, the Company received preferred stock dividends of $430 and $3, respectively, from TFLIC.

On December 18, 2018 and June 15, 2017, the Company received common stock dividends of $23,520 and $188,400, respectively, from its subsidiary TLB.

On December 13, 2018, the Company received $7,162 from TFLIC as a redemption of preferred stock.

On August 6, 2018, the Company received a common stock dividend in the amount of $140,000 from SRC.

On December 31, 2018, the Company made a non-cash capital contribution in the amount of $1,971 to REAP 3A.

The Company received a return of capital of $27,000 on June 28, 2017 from its subsidiary Investors Warranty of America, LLC (IWA).

On December 28, 2017, the Company received a return of capital of $135,000 and dividends of $221,506 from LIICA Holdings, LLC, a subsidiary.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on the various risk factors related to it. At December 31, 2018, the Company meets the minimum RBC requirements.

On September 30, 2002, Life Investors Insurance Company of America (LIICA), which merged in to the Company effective October 2, 2008, received $150,000 from TA Corp in exchange for surplus notes. These notes are due 20 years from the date of issuance at an interest rate of 6%, and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, the holders of the issued and outstanding preferred stock shall be entitled to priority only with respect to accumulated but unpaid dividends before the holder of the surplus notes and full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. The Company received approval from the IID prior to paying quarterly interest payments.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Additional information related to the outstanding surplus notes at December 31, 2018 and 2017 is as follows:

For Year Ending	Balance Outstanding	Interest Paid Current Year	Cumulative Interest Paid	Accrued Interest

2018	$150,000	$9,000	$144,000	$2,250
2017	$150,000	$9,000	$135,000	$2,250

11. Securities Lending

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 102% of the fair value of the loaned domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government or other domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2018 and 2017, respectively, securities with a fair value of $1,625,915 and $2,385,635 were on loan under securities lending agreements. At December 31, 2017, the collateral the Company received from securities lending activities was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral has a fair value of $1,670,537 and $2,460,919 at December 31, 2018 and 2017, respectively.

The contractual maturities of the securities lending collateral positions are as follows:

	Fair Value
	2018	2017
Open	$1,669,762	$2,461,167
30 days or less	–	–
31 to 60 days	–	–
61 to 90 days	–	–
Greater than 90 days	–	–
Total	1,669,762	2,461,167

Securities received	–	–
Total collateral received	$1,669,762	$2,461,167

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The maturity dates of the reinvested securities lending collateral are as follows:

	2018		2017

	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Open	$245,460	$245,460	$264,039	$264,039
30 days or less	418,414	418,414	913,484	913,484
31 to 60 days	300,130	300,130	376,158	376,158
61 to 90 days	173,187	173,187	489,542	489,542
91 to 120 days	301,294	301,294	191,141	191,141
121 to 180 days	232,052	232,052	226,555	226,555
181 to 365 days	–	–	–	–
1 to 2 years	–	–	–	–
2 to 3 years	–	–	–	–
Greater than 3 years	–	–	–	–

Total	1,670,537	1,670,537	2,460,919	2,460,919

Securities received	–	–	–	–

Total collateral reinvested	$1,670,537	$1,670,537	$2,460,919	$2,460,919

For securities lending, the Company’s sources of cash that it uses to return the cash collateral are dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $1,659,224 (fair value of $1,670,537) that are currently tradable securities that could be sold and used to pay for the $1,669,762 in collateral calls that could come due under a worst-case scenario.

12. Retirement and Compensation Plans

Defined Contribution Plans

The Company’s employees participate in a contributory defined contribution plan sponsored by Transamerica Corporation (TA Corp) which is qualified under Section 401(k) of the Internal Revenue Code. Generally, employees of the Company who customarily work at least 20 hours per week and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to 100% of eligible earnings, subject to government or other plan restrictions for certain key employees. The Company will match an amount up to three percent of the participant’s eligible earnings. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Benefits expense of $12,769, $13,133 and $15,745 was allocated to the Company for the years ended December 31, 2018, 2017 and 2016 respectively.

Defined Benefit Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by TA Corp. Generally, employees of the Company who customarily work at least 20 hours per week and complete six months of continuous service and meet the other eligibility requirements

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

are participants of the plan. The Company has no legal obligation for the plan. The benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or a cash balance formula. The plan is subject to the reporting and disclosure requirements of the ERISA.

TA Corp sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The Company has no legal obligation for the plan. The plans are noncontributory and benefits are based on years of service and the employee’s eligible compensation. The plan provides benefits based on a traditional final average formula or cash balance formula. The plans are unfunded and nonqualified under the Internal Revenue Service Code.

The Company recognizes pension expense equal to its allocation from TA Corp. The pension expense related to both the defined pension plan and the supplemental retirement plans is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits, and based upon actuarial participant benefit calculations, which is within the guidelines of SSAP 102, Pensions. Pension expenses were $23,481, $30,676 and $35,812 for the years ended December 31, 2018, 2017 and 2016, respectively.

In addition to pension benefits, TA Corp sponsors unfunded plans that provide health care and life insurance benefits to retired Company employees meeting certain eligibility requirements. The Company has no legal obligation for the plan. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans are allocated among the participating companies based on IAS 19 and based upon actuarial participant benefit calculations which is within the guidelines of SSAP 92, Postretirement Benefits Other Than Pensions. The Company’s allocation of post retirement expenses was $5,027, $7,332 and $6,527 for the years ended December 31, 2018, 2017 and 2016, respectively.

Other Plans

TA Corp has established deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2018, 2017 and 2016 was insignificant.

13. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a shared services and cost sharing agreement among and between the Transamerica companies, under which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered. The Company is also party to a service agreement with TFLIC, in which the Company provides services, including accounting, data processing and other professional services, in consideration of reimbursement of the actual costs of services rendered. The Company is also a party to a Management and Administrative and Advisory agreement with AEGON USA Realty Advisors, Inc. whereby the advisor serves as the

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

administrator and advisor for the Company’s mortgage loan operations. AEGON USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. The amount received by the Company as a result of being a party to these agreements was $892,554, $1,115,739 and $1,195,341 during 2018, 2017 and 2016, respectively. The amount paid as a result of being a party to these agreements was $580,203, $811,607 and $803,847 during 2018, 2017 and 2016, respectively. Fees charged between affiliates approximate their cost. The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the AEGON/Transamerica Series Trust. The Company received $136,995, $148,943 and $136,494 for these services during 2018, 2017 and 2016, respectively.

Transamerica Capital, Inc. provides wholesaling distribution services for the Company under a distribution agreement. The Company incurred expenses under this agreement of $40,843, $37,029 and $57,231 for the years ended December 31, 2018, 2017 and 2016, respectively.

Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate. During 2018, 2017 and 2016, the Company received (paid) net interest of ($365), ($834) and $122 from (to) affiliates, respectively. At December 31, 2018 and 2017, respectively, the Company reported net payables from affiliates of $36,791 and $489. Terms of settlement require that these amounts are settled within 60 days.

At December 31, 2018, the Company had short-term intercompany notes receivable of $261,000 as follows. In accordance with SSAP No. 25, Affiliates and Other Related Parties, these notes are reported as short-term investments.

Receivable from	Amount	Due By	Interest Rate
TA Corp	$220,500	December 13, 2019	2.31%
TA Corp	40,500	December 21, 2019	2.31%

At December 31, 2017, the Company had short-term intercompany notes receivable of $168,300.

Receivable from	Amount	Due By	Interest Rate
TA Corp	$53,600	December 21, 2018	1.18%
TA Corp	114,700	December 29, 2018	1.18%

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate, TPLIC. At December 31, 2018 and 2017, the cash surrender value of these policies was $179,004 and $174,952, respectively, and is included in Other assets on the balance sheet. In addition, the Company also issued life insurance policies to an affiliate, TPLIC, covering the lives of certain employees of that affiliate. Aggregate reserves for policies and contracts related to these policies are $167,126 and $166,473 at December 31, 2018 and 2017, respectively, and is included in Aggregate reserves for policies and contracts on the balance sheet.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company utilizes the look-through approach in valuing its investment in the following entities.

Real Estate Alternatives Portfolio 2, LLC	$25,943
Real Estate Alternatives Portfolio 3, LLC	$29,149
Real Estate Alternatives Portfolio 4 HR, LLC	$88,280
Aegon Multi-Family Equity Fund, LLC	$54,942
Natural Resources Alternatives Portfolio I, LLC	$90,600
Zero Beta Fund, LLC	$257,831

These entity’s financial statements are not audited and the Company has limited the value of its investment in these entities to the value contained in the audited financial statements of the underlying LP/LLC investments, including adjustments required by SSAP No. 97, entities and/or non-SCA SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies entities owned by these entities. All liabilities, commitments, contingencies, guarantees or obligations of these entities which are required to be recorded as liabilities, commitments, contingencies, guarantees or obligations under applicable accounting guidance, are reflected in the Company’s determination of the carrying value of the investment in these entities.

Effective December 31, 2017, the Company received a liquidating distribution from IWA, a wholly owned limited liability company reported using the equity method outlined in SSAP No. 48, fully redeeming the Company’s membership interest therein. The Company received $176,999 cash, $57,050 directly held real estate, $17,602 real estate LLC membership, $4,328 intercompany receivable, and $2,684 tax refund receivable in redemption of the Company’s equity method basis in IWA. The transaction resulted in a pre-tax realized loss of $39,953 reported on the Statement of Operations which is offset by a pre-tax $40,097 unrealized loss reduction that is reported on the Statement of Changes in Capital and Surplus.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following table shows the disclosures for all SCA investments, except 8bi entities, and balance sheet value (admitted and nonadmitted) as of December 31, 2018 and 2017:

SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
None	–%	$–	$–	$–

Total SSAP No. 97 8a Entities	XXX	$–	$–	$–

SSAP No. 97 8b(ii) Entities
None	–%	$–	$–	$–

Total SSAP No. 97 8b(ii) Entities	XXX	$–	$–	$–

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	54%	$22,419	$22,419	$–
GARNET ASSURANCE CORP	100	–	–	–
LIFE INVESTORS ALLIANCE LLC	100	–	–	–
AEGON FINANCIAL SERVICES GROUP	100	–	–	–
GARNET ASSURANCE CORP III	100	–	–	–
0	–	–	–	–

Total SSAP No. 97 8b(iii) Entities	XXX	$22,419	$22,419	$–

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	94%	$1,000,646	$1,000,646	$–

Total SSAP No. 97 8b(iv) Entities	XXX	$1,000,646	$1,000,646	$–

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$1,023,065	$1,023,065	$–

Aggregate Total	XXX	$1,023,065	$1,023,065	$–

SCA Entity	Percentage of SCA Ownership	Gross Amount	Admitted Amount	Nonadmitted Amount
SSAP No. 97 8a Entities
None	–%	$–	$–	$–

Total SSAP No. 97 8a Entities	XXX	$–	$–	$–

SSAP No. 97 8b(ii) Entities
None	–%	$–	$–	$–

Total SSAP No. 97 8b(ii) Entities	XXX	$–	$–	$–

SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	54%	$16,471	$16,471	$–
GARNET ASSURANCE CORP	–	–	–	–
LIFE INVESTORS ALLIANCE LLC	–	–	–	–
ASIA INVESTMENT HOLDING LTD	100	–	–	–
AEGON FINANCIAL SERVICES GROUP	100	–	–	–
GARNET ASSURANCE CORP III	100	–	–	–

Total SSAP No. 97 8b(iii) Entities	XXX	$16,471	$16,471	$–

SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	94%	$1,101,266	$1,101,266	$–

Total SSAP No. 97 8b(iv) Entities	XXX	$1,101,266	$1,101,266	$–

Total SSAP No. 97 8b Entities (except 8bi entities)	XXX	$1,117,737	$1,117,737	$–

Aggregate Total	XXX	$1,117,737	$1,117,737	$–

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The following table shows the NAIC responses for the SCA filings (except 8bi entities):

December 31, 2018

SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
None			$–
Total SSAP No. 97 8a Entities	–	–	$–	–	–	–
SSAP No. 97 8b(ii) Entities
None			$–
Total SSAP No. 97 8b(ii) Entities	–	–	$–	–	–	–
SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	12/21/2018	$16,471	Y	N	I
GARNET ASSURANCE CORP	NA		–	Y	N	I
LIFE INVESTORS ALLIANCE LLC	NA		–	Y	N	I
AEGON FINANCIAL SERVICES GROUP	NA		–	Y	N	I
GARNET ASSURANCE CORP III	NA		–	N	N	I
0	–		–	–	–	–
Total SSAP No. 97 8b(iii) Entities	–	–	$16,471	–	–	–
SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	S2	10/8/2018	$815,587	N	N	I
Total SSAP No. 97 8b(iv) Entities	–	–	$815,587	–	–	–
Total SSAP No. 97 8b Entities (except 8bi entities)	–	–	$832,058	–	–	–
Aggregate Total	–	–	$832,058	–	–	–

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

December 31, 2017

SCA Entity	Type of NAIC Filing*	Date of Filing to the NAIC	NAIC Valuation Amount	NAIC Response Received Y/N	NAIC Disallowed Entities Valuation Method, Submission Required Y/N	Code**
SSAP No. 97 8a Entities
None			$–
Total SSAP No. 97 8a Entities	–	–	$–	–	–	–
SSAP No. 97 8b(ii) Entities
None			$–
Total SSAP No. 97 8b(ii) Entities	–	–	$–	–	–	–
SSAP No. 97 8b(iii) Entities
REAL ESTATE ALTERN PORT 3A INC	S2	10/31/2017	$17,072	Y	N	I
GARNET ASSURANCE CORP	S1	9/27/2017	–	Y	N	I
LIFE INVESTORS ALLIANCE LLC	S1	9/27/2017	–	Y	N	I
ASIA INVESTMENT HOLDING LTD	S1	9/27/2017	–	Y	N	I
AEGON FINANCIAL SERVICES GROUP	S1	9/21/2017	–	Y	N	I
GARNET ASSURANCE CORP III	S1	12/28/2017	–	N	N	I
Total SSAP No. 97 8b(iii) Entities	–	–	$17,072	–	–	–
SSAP No. 97 8b(iv) Entities
TRANSAMERICA LIFE (BERMUDA) LTD	S1	12/28/2017	$924,067	N	N	I
Total SSAP No. 97 8b(iv) Entities	–	–	$924,067	–	–	–
Total SSAP No. 97 8b Entities (except 8bi entities)	–	–	$941,139	–	–	–
Aggregate Total	–	–	$941,139	–	–	–

* S1 – Sub1, S2 – Sub2 or RDF – Resubmission of Disallowed Filing

** I – Immaterial or M – Material

(1) NAIC Valuation Amount is as of the Filing Date to the NAIC

The Company reports an investment in the following insurance SCAs for which the reported statutory equity reflects a departure from NAIC SAP. Each of the insurance SCAs listed in the table below reflects an admitted asset, equal to the value of the letter of credit provided by an unaffiliated company, whereas this would not be an admitted asset recognized by SSAP No. 4, Assets and Non Admitted Assets.

LIICA Re II, Inc.	Letter of credit
Pine Falls Re (PFRe)	Letter of credit
Stonebridge Reinsurance Company (SRC)	Letter of credit
MLIC Re I, Inc. (MLIC Re)	Letter of credit

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company has three LPS with prescribed practices whereby under Iowa Administrative Code 191-99.11(3), the LPS are entitled to admit the following assets that would not be admissible under the NAIC SAP:

TLIC Riverwood Reinsurance, Inc. (TRRI)	Parental guarantee
TLIC Oakbrook Reinsurance, Inc. (TORI)	Credit linked note
TLIC Watertree Reinsurance, Inc. (TWRI)	Excess of loss reinsurance asset

The monetary effect on net income and surplus as a result of using an accounting practice that differed from NAIC SAP, the amount of the investment in the insurance SCA per reported statutory equity, and amount of the investment if the insurance SCA has completed statutory financial statements in accordance with the NAIC SAP. The SCAs are valued in the Company’s financial statements at zero in accordance with SSAP No. 97.

	Monetary Effect on NAIC SAP		Amount of Investment
SCA Entity (Investments in Insurance SCA Entities)	Net Income Increase (Decrease)	Surplus Increase (Decrease)	Per Reported Statutory Equity	If the Insurance SCA Had Completed Statutory Financial Statements*
LIICA Re II**	$–	$(210,000)	$–	$–
Pine Falls Re**	–	(1,200,000)	–	–
Stonebridge Reinsurance Company**	–	(753,321)	–	–
MLIC Re**	–	(830,000)	–	–
TLIC Riverwood Reinsurance, Inc.	–	(2,163,084)	1,049,158	–
TLIC Oakbrook Reinsurance, Inc.	–	(1,136,283)	128,495	–
TLIC Watertree Reinsurance, Inc.	–	(745,523)	493,278	–

*    Per AP&P Manual (without permitted or prescribed practices)

**    The SCA is valued at zero in the Company’s financial statements

The above SCA entities had not been permitted to include a letter of credit as an admitted asset recognized in the financial statements, the risk- based capital would have been below the mandatory control level. If the RBC for each of the insurance SCA entities listed above would have triggered a regulatory event had they not used a prescribed practice.

Information regarding the Company’s affiliated reinsurance transactions is available in Note 8. Reinsurance.

14. Commitments and Contingencies

At December 31, 2018 and 2017, the Company has mortgage loan commitments of $238,370 and $91,038, respectively.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company has contingent commitments for $718,870 and $701,790 as of December 31, 2018 and 2017, respectively, to provide additional funding for various joint ventures, partnerships, and limited liability companies, which includes LIHTC commitments of $55,107 and $40,605, respectively.

The Company leases office buildings and equipment under various non-cancelable operating lease agreements. Rental expense for the years 2018 and 2017 was $11,086 and $14,987, respectively.

At December 31, 2018 and 2017, the Company has private placement commitments outstanding of $78,516 and $46,679, respectively.

The Company sold $1,658 and $0 of “to-be-announced” (TBA) securities as of December 31, 2018 and 2017, respectively. Due to different counterparties, the receivable related to these TBAs was not reclassed.

The Company may pledge cash as collateral for derivative transactions. When cash is pledged as collateral, it is derecognized and a receivable is recorded to reflect the eventual return of that cash by the counterparty. In addition, the amount of cash collateral pledged by the Company as of December 31, 2018 and 2017, respectively, was $0 and $15,151.

At December 31, 2018 and 2017, securities in the amount of $227,624 and $45,201, respectively, were posted to the Company as collateral from derivative counterparties. The securities were not included on the Company’s balance sheet as the Company does not have the ability to sell or repledge the collateral.

The Company has provided back-stop guarantees for the performance of non-insurance affiliates or subsidiaries that are involved in the guaranteed sale of investments in low-income housing tax credit partnerships. The nature of the obligation is to provide third party investors with a minimum guaranteed annual and cumulative return on their contributed capital which is based on tax credits and tax losses generated from the low income housing tax credit partnerships. Guarantee payments arise if low income housing tax credit partnerships experience unexpected significant decreases in tax credits and tax losses or there are compliance issues with the partnerships. A significant portion of the remaining term of the guarantees is between 13-18 years. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as a decrease in net investment income. No payments are required as of December 31, 2018. The current assessment of risk of making payments under these guarantees is remote.

The Company has guaranteed to the Monetary Authority of Singapore (MAS) that it will provide adequate funds to make up for any liquidity shortfall in its wholly-owned foreign life insurance subsidiary, Transamerica Life Bermuda LTD (TLB) (Singapore Branch), and continue to meet, pay and settle all present and future obligations of TLB. As of December 31, 2018, there is no payment or performance risk because TLB has adequate liquidity as of this date.

The Company has guaranteed to the Hong Kong Insurance Authority that it will provide the financial support to TLB for maintaining TLB’s solvency at all times so as to enable TLB to

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

promptly meet its obligations and liabilities. If at any time the value of TLB’s assets do not exceed its liabilities by the prevailing acceptable level of solvency, the Company will increase the paid up share capital of TLB or provide financial assistance to TLB to maintain the acceptable level of solvency. An acceptable level of solvency is net assets at one hundred and fifty percent of the required margin of solvency as stipulated under the Insurance Companies (Margin of Solvency) Regulation. As of December 31, 2018, there is no payment or performance risk because TLB is able to meet its obligations and has assets in excess of its liabilities by the prevailing level of solvency as of this date.

The Company has guaranteed that TLB will (1) maintain tangible net worth of at least equal to the greater of 165% of Standard & Poor’s Risk-Based Capital and the minimum required by regulatory authorities in all jurisdictions in which TLB operates, (2) have, at all times, sufficient cash to pay all contractual obligations in a timely manner and (3) have a maximum operating leverage ratio of 20 times. TLIC can terminate this agreement upon thirty days written notice, but not until TLB attains a rating from Standard & Poor’s the same as without the support from this agreement, or the entire book of TLB business is transferred provided that it is transferred to an entity with a rating from S&P that is the same as or better than TLIC’s then current rating or AA, whichever is lower. As of December 31, 2018, there is no payment or performance risk because TLB has adequate tangible net worth, sufficient cash to meet its obligations and an operating leverage ratio not in excess of 20 times as of this date.

The Company is not able to estimate the financial statement impact or the maximum potential amount of future payments it could be required to make under these three guarantees as they are considered to be unlimited under the provisions of SSAP No. 5R.

The Company has provided a guarantee to TLB’s (Singapore Branch) policyholders. If TLB fails to pay a valid claim solely by reason of it becoming insolvent as defined by Bermuda law, then the Company shall pay directly to the policy owner or named beneficiary the amount of the valid claim. At December 31, 2018 and 2017, TLB holds related statutory-basis policy and claim reserves of $2,212,527 and $1,918,249, respectively, which would be the maximum potential amount of future payments the Company could be required to make under this guarantee. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as an increase to incurred claims. As of December 31, 2018, there is no payment or performance risk because TLB is not insolvent as of this date.

The Company has provided a guarantee to TLB’s (Hong Kong Branch) policyholders. If TLB fails to pay a valid claim solely by reason of it becoming insolvent as defined by Bermuda law, then the Company shall pay directly to the policy owner or named beneficiary the amount of the valid claim. At December 31, 2018 and 2017, TLB policies covered by this guarantee would have resulted in US statutory policy and claim reserves of $3,458,012 and $3,168,807, respectively, which would represent a fair measure of the maximum potential amount of future payments the Company under this guarantee based on the US statutory reserve requirements. TLB is a subsidiary of the Company and TLB has invested assets supporting these policies which mitigates this risk. In the event the Company is required to make a payment under this guarantee, the payment would be reflected in the Company’s financial statements as an increase to incurred claims. As of December 31, 2018, there is no payment or performance risk because TLB is not insolvent as of this date.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company did not recognize a liability for any of the TLB guarantees due to the adoption of SSAP No. 5R, as a liability is not required for guarantees to or on behalf of a wholly-owned subsidiary. Management monitors TLB’s financial condition, and there are no indications that TLB will become insolvent. As such, management feels the risk of payment under these guarantees on behalf of TLB is remote.

The Company is a party to a fee agreement with TLB whereby the Company continues to provide the guarantees with respect to TLB described in the paragraphs above. The Company received $587 and $545 under this agreement in 2018 and 2017, respectively.

The Company has provided guarantees for the obligations of noninsurance affiliates who have accepted assignments of structured settlement payment obligations from other insurers and purchase structured settlement insurance policies from subsidiaries of the Company that match those obligations. The guarantees made by the Company are specific to each structured settlement contract and vary in date and duration of the obligation. These are numerous and are backed by the reserves established by the Company to represent the present value of the future payments for those contracts. The direct statutory reserve established at December 31, 2018 and 2017 for the total payout block is $3,235,571 and $3,286,580, respectively. As this reserve is already recorded on the balance sheet of the Company, there was no additional liability recorded due to the adoption of SSAP No. 5R.

The following table provides an aggregate compilation of guarantee obligations as of December 31, 2018 and 2017:

	December 31
	2018	2017
Aggregate maximum potential of future payments of all guarantees (undiscounted)	$5,670,570	$5,087,084

Current liability recognized in financial statements:
Noncontingent liabilities	–	–

Contingent liabilities	–	–

Ultimate financial statement impact if action required:
Incurred claims	5,670,539	5,087,056
Other	31	28
Total impact if action required	$5,670,570	$5,087,084

The Company is a member of the FHLB of Des Moines. Through its membership, the Company has conducted business activity (borrowings) with the FHLB. It is part of the Company’s strategy to utilize these funds for asset and liability management and spread lending purposes. The Company has determined the actual/estimated long-term maximum borrowing capacity as $3,274,093. The Company calculated this amount in accordance with the terms and conditions of agreement with FHLB of Des Moines.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018 and 2017, the Company purchased/owned the following FHLB stock as part of the agreement:

	Year Ended December 31
	2018	2017
Membership Stock:
Class A	$–	$–
Class B	10,000	10,000
Activity Stock	123,400	165,800
Excess Stock	–	–
Total	$133,400	$175,800

At December 31, 2018 and 2017, Membership Stock (Class A and B) Eligible for Redemption and the anticipated timeframe for redemption was as follows:

	Less Than 6 Months	6 Months to Less Than 1 Year	1 to Less Than 3 Years	3 to 5 Years
December 31, 2018
Membership Stock
Class A	$–	$–	$–	$–
Class B	–	–	–	10,000
Total	$–	$–	$–	$10,000

	Less Than 6 Months	6 Months to Less Than 1 Year	1 to Less Than 3 Years	3 to 5 Years
Decemeber 31, 2017
Membership Stock
Class A	$–	$–	$–	$–
Class B	–	–	–	10,000
Total	$–	$–	$–	$10,000

At December 31, 2018 and 2017, the amount of collateral pledged and the maximum amount pledged to the FHLB was as follows:

	Fair Value	Carry Value
December 31, 2018
Total Collateral Pledged	$4,379,240	$4,405,503
Maximum Collateral Pledged	5,176,835	5,131,250

	Fair Value	Carry Value
Decemeber 31, 2017
Total Collateral Pledged	$5,262,087	$4,999,339
Maximum Collateral Pledged	5,534,849	5,317,412

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

At December 31, 2018 and 2017, the borrowings from the FHLB were as follows:

	December 31, 2018		December 31, 2017
	General Account	Funding Agreements Reserves Established	General Account	Funding Agreements Reserves Established

Debt[1]	$2,820,000	$–	$3,820,000	$–
Funding agreements[2]	265,000	266,742	325,000	326,380
Other	–	–	–	–

Total	$3,085,000	$266,742	$4,145,000	$326,380

1 The maximum amount of borrowing during 2018 was $2,820,000

2 The maximum amount of borrowing during 2018 was $265,000

As of December 31, 2018, the weighted average interest rate on FHLB advances was 2.602% with a weighted average term of 4.3 years. As of December 31, 2017, the weighted average interest rate on FHLB advances was 1.544% with a weighted average term of 5.2 years.

At December 31, 2018 the prepayment penalties information is as follows:

Does the Company have prepayment obligations under the following arrangements (yes/no)?
Debt	NO
Funding Agreements	NO
Other	N/A

The Company has issued synthetic GIC contracts to benefit plan sponsors totaling $1,905,244 and $2,762,795 as of December 31, 2018 and 2017, respectively. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans. The plan sponsor retains ownership and control of the related plan assets. The Company provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In certain contracts, the Company agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants. In return for the book value benefit responsive guarantee, the Company receives a premium that varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow. Funding requirements to date have been minimal and management does not anticipate any future material funding requirements that would have a material impact on reported financial results. In compliance with statutory guidelines, no reserves were recorded at December 31, 2018.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The Company is party to legal proceedings involving a variety of issues incidental to its business, including class action lawsuits. Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

The Company has been named in class action and individual lawsuits relating to increases in monthly deduction rates (‘‘MDR’’) on universal life products. In one federal class action filed in the Central District of California, the parties agreed to settle the case and a $210,100 provision was established in 2018, which included $15,000 for additional costs for attorney fees, class notice and administration. In January 2019, the court approved the settlement. Over 99% of affected policyholders participated in the settlement. While less than 1% of policyholders opted out, they represent approximately 43% of the value of the settlement fund. The Company continues to hold a provision for these policyholders. The provision for this settlement is included in other liabilities in the balance sheet and general expenses within the statement of operations.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company, except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $7,864 and $10,075 and an offsetting premium tax benefit $6,173 and $7,345 at December 31, 2018 and 2017, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund (benefit) expense was $400, $216 and $6,142, for the years ended December 31, 2018, 2017 and 2016, respectively.

15. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

The Company has recorded liabilities of $95,515 and $93,497 for municipal repurchase agreements as of December 31, 2018 and 2017, respectively. The repurchase agreements are primarily collateralized by investment-grade corporate bonds with book adjusted carry values of $205,405 and $116,023, respectively, and fair values of $217,575 and $125,733, respectively, as of December 31, 2018 and 2017. These securities have maturity dates that range from 2019 to 2097.

For repurchase agreements, the Company rigorously manages asset/liability risks via an integrated risk management framework. The Company’s liquidity position is monitored constantly, and factors heavily in the management of the asset portfolio. Projections comparing liquidity needs to available resources in both adverse and routine scenarios are refreshed monthly.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

The results of these projections on time horizons ranging from 16 months to 24 months are the basis for the near-term liquidity planning. This liquidity model excludes new business (non applicable for the spread business), renewals and other sources of cash and assumes all liabilities are paid off on the earliest dates required. Interest rate risk is carefully managed, in part through rigorously defined and monitored derivatives programs.

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. At December 31, 2018 and 2017, the Company had dollar repurchase agreements outstanding in the amount of $361,063 and $330,081, respectively. The Company had an outstanding liability for borrowed money in the amount $205,345 and $330,318, which included accrued interest of $1,092 and $885, at December 31, 2018 and 2017, respectively due to participation in dollar repurchase agreements.

The contractual maturities of the dollar repurchase agreement positions are as follows:

	Fair Value
	2018	2017

Open	$204,253	$329,434
30 days or less	–	–
31 to 60 days	–	–
61 to 90 days	–	–
Greater than 90 days	–	–

Total	204,253	329,434

Securities received	–	–

Total collateral received	$204,253	$329,434

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. The details by NAIC designation 3 or below of securities sold during 2018 and reacquired within 30 days of the sale date are:

	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Gains (Losses)

Bonds:
NAIC 5	1	$1,448	$1,459	$31
Common stocks:
Common stocks	4	$15	$21	$10

16. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are available to be issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). The Company has not identified any Type I subsequent events for the year ended December 31, 2018 through April 25, 2019.

Transamerica Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands, Except per Share amounts)

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). The Company has identified a Type II subsequent event for the year ended December 31, 2018. The Company ceded businesses to a subsidiary of Scottish Re Group. In January 2018, Scottish Re Group announced a sale and restructuring plan and commenced Chapter 11 (reorganization) procedures for some of its subsidiaries. In December 2018, the Delaware Department of Insurance began also oversight procedures of the Scottish Re Group subsidiary (SRUS) with whom TLIC is a counterparty for some of its reinsurance activities. On March 1, 2019, the Delaware Department of Insurance requested SRUS to be placed in rehabilitation. The Company’s management closely monitors the current developments but is not yet able to assess whether its outstanding reserves and receivables will be recoverable. At December 31, 2018, the Company’s reserves ceded to Scottish Re Group were $108,320.

17. Subsequent Events (Unaudited)

Additional subsequent events have been evaluated for disclosure through July 1, 2019.

As discussed in Note 16 to the audited financial statements, the company has ceded certain reinsurance to a SRUS. On May 16, 2019, the Iowa Insurance Division suspended the certificate of authority for SRUS. This suspension may result in the loss of reinsurance credit related to SRUS and thus, the company may experience an increase in net reserves. See Note 16 Subsequent Events for additional details, including reserve credits related to SRUS at December 31, 2018.

With the approval of the Iowa Insurance Division, the Company paid a $250,000 return of capital to its parent, CGC, and also repaid $150,000 of surplus note principal to TA Corp on June 21, 2019.

Effective July 1, 2019, the Company completed a merger with Transamerica Advisors Life Insurance Company (TALIC), an Arkansas domiciled affiliate, with the Company emerging as the surviving entity per the Plan of Merger which was approved by the Iowa Insurance Division on April 29, 2019 and the Arkansas Insurance Department commissioner on May 31, 2019.

TALIC statutory balances at December 31, 2018 were as follows:

Total assets	$7,204,454
Total liabilities	$6,705,315
Net income (loss)	($70,314)
Total capital and surplus	$499,139

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies

Transamerica Corporation
EIN: 42-1484983
AFFILIATIONS SCHEDULE
YEAR ENDED DECEMBER 31, 2018

Attachment to Note 9
Entity Name	FEIN
Transamerica Corporation	42-1484983

Aegon Asset Management Services Inc	39-1884868

Aegon Direct Marketing Services Inc	42-1470697

Aegon Financial Services Group Inc	41-1479568

Aegon Institutional Markets Inc	61-1085329

Aegon Management Company	35-1113520

Aegon USA Real Estate Services Inc	61-1098396

Aegon USA Realty Advisors of CA FKA Pensaprima Inc	20-5023693

AFSG Securities Corporation	23-2421076

AUSA Properties Inc	27-1275705

Commonwealth General Corporation	51-0108922

Creditor Resources Inc	42-1079584

CRI Solutions Inc	52-1363611

Financial Planning Services Inc	23-2130174

Firebird Reinsurance Corporation	47-3331975

Garnet Assurance Corporation	11-3674132

Garnet Assurance Corporation II	14-1893533

Garnet Assurance Corporation III	01-0947856

Intersecurities Ins Agency	42-1517005

LIICA RE II	20-5927773

Massachusetts Fidelity Trust	42-0947998

MLIC RE I Inc	01-0930908

Money Services Inc	42-1079580

Monumental General Administrators Inc	52-1243288

Pearl Holdings Inc I	20-1063558

Pearl Holdings Inc II	20-1063571

Pine Falls Re Inc	26-1552330

Real Estate Alternatives Portfolio 3A Inc	20-1627078

River Ridge Insurance Company	20-0877184

Short Hills Management	42-1338496

Southwest Equity General Company	86-0455577

Stonebridge Benefit Services Inc	75-2548428

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation
EIN: 42-1484983
AFFILIATIONS SCHEDULE
YEAR ENDED DECEMBER 31, 2018

Attachment to Note 9
Entity Name	FEIN

Stonebridge Reinsurance Company	61-1497252

TCF Asset Management Corp	84-0642550

TCFC Air Holdings Inc	32-0092333

TCFC Asset Holdings Inc	32-0092334

TLIC Oakbrook Reinsurance Inc.	47-1026613

TLIC Riverwood Reinsurance Inc	45-3193055

TLIC Watertree Reinsurance, Inc.	81-3715574

Transamerica Advisors Life Insurance Company (FKA MLLIC)	91-1325756

Transamerica Accounts Holding Corp	36-4162154

Transamerica Affinity Services Inc	42-1523438

Transamerica Affordable Housing Inc	94-3252196

Transamerica Agency Network Inc (FKA: Life Inv Fin Group)	61-1513662

Transamerica Asset Management (fka Transamerica Fund Advisors)	59-3403585

Transamerica Capital Inc	95-3141953

Transamerica Casualty Insurance Company	31-4423946

Transamerica Commercial Finance Corp I	94-3054228

Transamerica Consumer Finance Holding Company	95-4631538

Transamerica Corporation (OREGON)	98-6021219

Transamerica Distribution Finance Overseas Inc	36-4254366

Transamerica Finance Corporation	95-1077235

Transamerica Financial Advisors FKA InterSecurities	59-2476008

Transamerica Financial Life Insurance Company	36-6071399

Transamerica Fund Services Inc	59-3403587

Transamerica Home Loan	95-4390993

Transamerica International Re (Bermuda) Ltd	98-0199561

Transamerica Investors Securities Corp	13-3696753

Transamerica Leasing Holdings Inc	13-3452993

Transamerica Life Insurance Company	39-0989781

Transamerica Pacific Insurance Co Ltd	94-3304740

Transamerica Premier Life Insurance Company	52-0419790

Transamerica Resources Inc (FKA: Nat Assoc Mgmt)	52-1525601

Transamerica Small Business Capital Inc	36-4251204

Transamerica Life Insurance Company

Appendix A – Listing of Affiliated Companies (continued)

Transamerica Corporation
EIN: 42-1484983
AFFILIATIONS SCHEDULE
YEAR ENDED DECEMBER 31, 2018

Attachment to Note 9
Entity Name	FEIN
Transamerica Stable Value Solutions Inc	27-0648897
Transamerica Vendor Financial Services Corporation	36-4134790
United Financial Services Inc	52-1263786
WFG China Holdings Inc	20-2541057
World Fin Group Ins Agency of Massachusetts Inc	04-3182849
World Financial Group Inc	42-1518386
World Financial Group Ins Agency of Hawaii Inc	99-0277127
World Financial Group Insurance Agency of WY Inc	42-1519076
World Financial Group Insurance Agency	95-3809372
Zahorik Company Inc	95-2775959

Zero Beta Fund LLC	26-1298094

Statutory-Basis Financial

Statement Schedules

Transamerica Life Insurance Company

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2018

SCHEDULE I

Type of Investment	Cost (1)	Fair Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$6,331,854	$6,598,931	$6,473,506
States, municipalities and political subdivisions	775,531	798,840	775,531
Foreign governments	362,823	352,919	362,847
Hybrid securities	382,258	379,539	382,045
All other corporate bonds	18,495,323	19,020,347	18,473,880
Preferred stocks	98,907	91,213	97,382
Total fixed maturities	26,446,696	27,241,789	26,565,191

Equity securities
Common stocks:
Industrial, miscellaneous and all other	154,552	171,979	171,979
Total equity securities	154,552	171,979	171,979

Mortgage loans on real estate	4,574,654		4,574,654
Real estate	114,446		114,446
Policy loans	551,658		551,658
Other long-term investments	955,194		955,194
Receivable for securities	123,959		123,959
Securities lending	1,670,537		1,670,537
Cash, cash equivalents and short-term investments	1,955,703		1,955,703
Total investments	$36,547,399		$36,683,321

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.

(2)

United States government, state, municipal and political, hybrid and corporate bonds of $36,959 are held at fair value rather than amortized cost due to having an NAIC 6 rating. Two preferred stock securities are held at fair value of $4,598 due to having an NAIC 6 rating.

Transamerica Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

SCHEDULE III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*

Year ended December 31, 2018
Individual life	$10,400,565	$–	$343,340	$104,339	$693,537	$1,425,541	$888,908
Individual health	86,822	92,364	30,578	106,230	25,370	65,813	193,680
Group life and health	1,512,345	21,075	81,403	638,939	95,911	306,199	276,705
Annuity	13,793,355	–	30,315	10,572,727	654,092	16,123,471	(2,756,710)
Other	–	–	–	–	141,741	–	–

	$25,793,087	$113,439	$485,636	$11,422,235	$1,610,651	$17,921,024	$(1,397,417)

Year ended December 31, 2017
Individual life	$9,987,824	$–	$250,100	$(7,812,143)	$(1,056,944)	$(1,870,315)	$603,366
Individual health	100,420	91,784	27,176	(1,489,124)	1,344,780	(4,084,846)	(885,516)
Group life and health	1,528,445	23,229	100,510	508,023	238,217	(36,386)	186,023
Annuity	14,017,983	–	22,133	5,662,618	1,468,343	9,211,736	(2,084,576)
Other	–	–	–	–	438,652	–	–

	$25,634,672	$115,013	$399,919	$(3,130,626)	$2,433,048	$3,220,189	$(2,180,703)

Year ended December 31, 2016
Individual life	$13,570,924	$–	$241,127	964,932	$768,583	$1,682,114	$850,556
Individual health	4,104,887	96,408	177,690	128,097	288,730	350,311	164,250
Group life and health	1,920,903	26,223	111,533	646,226	126,113	395,670	313,984
Annuity	18,660,981	–	24,395	12,339,288	1,108,862	12,847,222	1,559,407
Other	–	–	–	–	152,629	–	–

	$38,257,695	$122,631	$554,745	$14,078,543	$2,444,917	$15,275,317	$2,888,197

*Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

Transamerica Life Insurance Company

Reinsurance

(Dollars in Thousands)

SCHEDULE IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2018
Life insurance in force	$972,796,627	$831,130,720	$–	$141,665,907	0%

Premiums:
Individual life	$2,453,331	$3,644,497	$1,295,506	$104,340	1242%
Individual health	532,130	429,165	3,264	106,230	3%
Group life and health	753,427	131,816	17,328	638,939	3%
Annuity	10,692,163	197,320	77,884	10,572,727	1%
	$14,431,051	$4,402,798	$1,393,982	$11,422,236	12%

Year ended December 31, 2017
Life insurance in force	$533,085,617	$887,695,994	$484,569,310	$129,958,933	373%

Premiums:
Individual life	$2,443,494	$11,836,066	$1,580,429	$(7,812,143)	-20%
Individual health	530,052	2,022,968	3,792	(1,489,124)	0%
Group life and health	802,090	321,533	27,466	508,023	5%
Annuity	9,813,201	4,215,856	65,273	5,662,618	1%
	$13,588,837	$18,396,423	$1,676,960	$(3,130,626)	-54%

Year ended December 31, 2016
Life insurance in force	$529,122,141	$916,395,356	$525,650,271	$138,377,056	380%

Premiums:
Individual life	$2,422,512	$2,887,979	$1,430,399	$964,932	148%
Individual health	554,332	431,437	5,202	128,097	4%
Group life and health	820,508	203,774	29,492	646,226	5%
Annuity	10,283,875	(1,994,042)	61,372	12,339,288	0%
	$14,081,227	$1,529,148	$1,526,465	$14,078,543	11%

FINANCIAL STATEMENTS

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Years Ended December 31, 2018 and 2017

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Financial Statements

Years Ended December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Transamerica Advisors Life Insurance Company and the Contract Owners of Merrill Lynch Life Variable Annuity Separate Account A

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the subaccounts of Merrill Lynch Life Variable Annuity Separate Account A indicated in the table below as of December 31, 2018, and the related statements of operations and changes in net assets for each of the periods indicated in the table below, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the subaccounts in the Merrill Lynch Life Variable Annuity Separate Account A as of December 31, 2018, and the results of each of their operations and the changes in each of their net assets for the periods indicated in the table below, in conformity with accounting principles generally accepted in the United States of America.

AB Global Thematic Growth Class A Shares (1)	Invesco V.I. Value Opportunities Series I Shares (1)
AB Growth and Income Class A Shares (1)	Janus Henderson - Enterprise Service Shares (1)
AB International Value Class A Shares (1)	Janus Henderson - Forty Service Shares (1)
AB Large Cap Growth Class A Shares (1)	MFS® Growth Initial Class (1)
AB Small/Mid Cap Value Class A Shares (1)	Oppenheimer Main Street® Service Shares (1)
AB Value Class A Shares (1)	PIMCO CommodityRealReturn® Strategy Administrative Class (1)
American Century VP Ultra® Class I Shares (1)	PIMCO Low Duration Administrative Class (1)
American Funds - Asset Allocation Class 2 Shares (1)	PIMCO Real Return Administrative Class (1)
American Funds - Bond Class 2 Shares (1)	PIMCO Total Return Administrative Class (1)
American Funds - Growth Class 2 Shares (1)	Pioneer High Yield VCT Class II Shares (1)
American Funds - Growth-Income Class 2 Shares (1)	Pioneer Real Estate Shares VCT Class II Shares (1)
American Funds - International Class 2 Shares (1)	TA Barrow Hanley Dividend Focused Service Class (1)
BlackRock Advantage Large Cap Core V.I. Class I Shares (1)	TA BlackRock Global Allocation Service Class (4)
BlackRock Advantage Large Cap Value V.I. Class I Shares (1)	TA BlackRock Smart Beta 40 Service Class (1)
BlackRock Advantage U.S. Total Market V.I. Class I Shares (1)	TA Greystone International Growth Initial Class (3)
BlackRock Basic Value V.I. Class I Shares (1)	TA Janus Balanced Service Class (4)
BlackRock Capital Appreciation V.I. Class I Shares (1)	TA Janus Mid-Cap Growth Service Class (1)
BlackRock Equity Dividend V.I. Class I Shares (1)	TA Jennison Growth Initial Class (3)
BlackRock Global Allocation V.I. Class I Shares (1)	TA JPMorgan Enhanced Index Initial Class (3)
BlackRock Government Money Market V.I. Class I Shares (1)	TA Legg Mason Dynamic Allocation - Balanced Service Class (1)
BlackRock High Yield V.I. Class I Shares (1)	TA Legg Mason Dynamic Allocation - Growth Service Class (1)
BlackRock International V.I. Class I Shares (1)	TA Managed Risk - Balanced ETF Service Class (1)
BlackRock Large Cap Focus Growth V.I. Class I Shares (1)	TA Managed Risk - Conservative ETF Service Class (1)
BlackRock Managed Volatility V.I. Class I Shares (1)	TA Managed Risk - Growth ETF Service Class (1)
BlackRock S&P 500 Index V.I. Class I Shares (1)	TA Market Participation Strategy Service Class (1)
BlackRock Total Return V.I. Class I Shares (1)	TA Multi-Managed Balanced Service Class (4)
BlackRock U.S. Government Bond V.I. Class I Shares (1)	TA PIMCO Tactical - Balanced Service Class (1)
Davis Value (1)	TA PIMCO Tactical - Conservative Service Class (1)
Eaton Vance VT Floating-Rate Income (1)	TA PIMCO Tactical - Growth Service Class (1)
Federated Kaufmann II Primary Shares (1)	TA QS Investors Active Asset Allocation - Conservative Service Class (1)
Federated Managed Volatility II Primary Shares (2)	TA QS Investors Active Asset Allocation - Moderate Service Class (1)
Franklin Templeton Foreign Class 2 Shares (1)	TA QS Investors Active Asset Allocation - Moderate Growth Service Class (1)
Franklin Templeton Growth Class 2 Shares (1)	TA Small/Mid Cap Value Service Class (1)
Invesco V.I. American Franchise Series I Shares (1)	TA T. Rowe Price Small Cap Initial Class (3)
Invesco V.I. Comstock Series I Shares (1)	TA TS&W International Equity Service Class (3)
Invesco V.I. Core Equity Series I Shares (1)	TA WMC US Growth Service Class (1)

Invesco V.I. International Growth Series I Shares (1)	Wanger International (1)
Invesco V.I. Mid Cap Core Equity Series I Shares (1)	Wanger USA (1)

(1)	Statements of operations and changes in net assets for the years ended December 31, 2018 and 2017
(2)	Statements of operations and changes in net assets for the period August 17, 2018 (commencement of operations) through December 31, 2018
(3)	Statements of operations and changes in net assets for the year ended December 31, 2018 and the period August 18, 2017 (commencement of operations) through December 31, 2017
(4)	Statements of operations and changes in net assets for the year ended December 31, 2018 and the period March 27, 2017 (commencement of operations) through December 31, 2017

Basis for Opinions

These financial statements are the responsibility of the Transamerica Advisors Life Insurance Company’s management. Our responsibility is to express an opinion on the financial statements of each of the subaccounts in the Merrill Lynch Life Variable Annuity Separate Account A based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the subaccounts in the Merrill Lynch Life Variable Annuity Separate Account A in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2018 by correspondence with the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

April 23, 2019

We have served as the auditor of one or more of the subaccounts in Merrill Lynch Life Variable Annuity Separate Account A since 2014.

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Assets and Liabilities

December 31, 2018

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
AB Global Thematic Growth Class A Shares	236,141.650	$5,835,153	$6,458,474	$(5)	$6,458,469	611,610	$10.559782	$10.559782
AB Growth and Income Class A Shares	220,319.376	5,398,974	6,120,472	4	6,120,476	265,326	23.064371	23.118491
AB International Value Class A Shares	133,943.545	1,924,713	1,658,221	3	1,658,224	270,115	5.982629	6.346663
AB Large Cap Growth Class A Shares	1,552,384.082	57,019,285	80,335,876	(3)	80,335,873	2,145,346	14.564922	40.841647
AB Small/Mid Cap Value Class A Shares	232,051.926	4,525,412	3,928,639	(5)	3,928,634	161,560	23.566529	25.302433
AB Value Class A Shares	61,747.555	832,694	895,957	(1)	895,956	60,232	14.314426	15.369345
American Century VP Ultra® Class I Shares	434,420.774	7,170,903	7,558,921	(5)	7,558,916	305,403	23.913274	25.837322
American Funds—Asset Allocation Class 2 Shares	552,435.475	11,182,338	11,645,340	17	11,645,357	561,461	19.875869	21.339908
American Funds—Bond Class 2 Shares	642,504.942	6,896,009	6,643,501	13	6,643,514	548,880	11.625900	12.482255
American Funds—Growth Class 2 Shares	430,932.338	29,660,068	29,941,179	(15)	29,941,164	1,072,621	26.856190	28.834202
American Funds—Growth-Income Class 2 Shares	387,083.545	17,356,459	17,380,051	6	17,380,057	751,366	22.262927	23.902917
American Funds—International Class 2 Shares	3,379,952.379	62,496,291	59,487,162	10	59,487,172	3,176,653	18.052934	19.382848
BlackRock Advantage Large Cap Core V.I. Class I Shares	5,798,367.278	169,450,531	132,202,774	71	132,202,845	2,333,718	22.619641	61.222781
BlackRock Advantage Large Cap Value V.I. Class I Shares	7,441,989.438	78,905,789	62,512,711	34	62,512,745	2,551,970	19.852166	25.107598
BlackRock Advantage U.S. Total Market V.I. Class I Shares	5,090,078.791	108,467,923	107,451,563	189	107,451,752	1,567,924	21.648734	73.892047
BlackRock Basic Value V.I. Class I Shares	13,434,985.946	192,574,485	166,459,476	(14)	166,459,462	3,704,485	19.007297	61.499066
BlackRock Capital Appreciation V.I. Class I Shares	15,286,765.302	129,569,220	110,829,048	37	110,829,085	5,289,519	16.388422	26.647349
BlackRock Equity Dividend V.I. Class I Shares	906,907.750	9,669,729	9,223,252	(3)	9,223,249	170,813	53.996113	53.996113
BlackRock Global Allocation V.I. Class I Shares	21,779,814.770	330,006,484	330,835,386	(41)	330,835,345	9,772,637	18.795566	40.507627
BlackRock Government Money Market V.I. Class I Shares	88,576,013.724	88,576,013	88,576,014	(233)	88,575,781	7,011,565	9.262425	13.351910
BlackRock High Yield V.I. Class I Shares	10,870,045.293	76,777,998	73,916,308	337,226	74,253,534	2,398,476	18.133821	39.781818
BlackRock International V.I. Class I Shares	6,282,722.515	61,100,373	57,801,047	(20)	57,801,027	3,357,454	13.118006	17.970849
BlackRock Large Cap Focus Growth V.I. Class I Shares	5,165,706.632	68,719,688	68,807,212	103	68,807,315	2,925,988	23.314341	28.046837
BlackRock Managed Volatility V.I. Class I Shares	728,349.214	9,097,852	9,796,297	5	9,796,302	372,449	26.302429	26.302429
BlackRock S&P 500 Index V.I. Class I Shares	6,093,702.118	114,046,636	124,920,893	(2)	124,920,891	3,972,195	16.746302	35.790611
BlackRock Total Return V.I. Class I Shares	10,194,514.304	119,340,700	117,542,750	282,184	117,824,934	6,297,785	12.720950	25.878588
BlackRock U.S. Government Bond V.I. Class I Shares	5,143,747.141	53,080,658	51,077,409	100,999	51,178,408	2,646,121	11.685164	20.727845
Davis Value	8,052,511.973	77,761,858	55,481,807	30	55,481,837	2,928,421	17.112486	21.655354
Eaton Vance VT Floating-Rate Income	388,828.416	3,597,237	3,468,349	(310)	3,468,039	256,450	13.064214	14.027104
Federated Kaufmann II Primary Shares	1,493,843.337	25,747,854	27,710,794	94	27,710,888	952,789	28.140877	30.302037
Federated Managed Volatility II Primary Shares	210,429.501	2,215,480	2,020,123	(83)	2,020,040	220,004	9.169838	9.187203
Franklin Templeton Foreign Class 2 Shares	137,596.813	1,898,109	1,752,983	1	1,752,984	120,421	14.034172	15.068836
Franklin Templeton Growth Class 2 Shares	129,572.503	1,670,696	1,582,080	2	1,582,082	106,873	14.361549	15.419819
Invesco V.I. American Franchise Series I Shares	303,727.791	13,284,246	17,358,043	(1)	17,358,042	1,054,353	10.324696	21.234946
Invesco V.I. Comstock Series I Shares	4,203,727.205	65,863,326	67,764,083	(17)	67,764,066	3,259,212	19.356656	21.221720
Invesco V.I. Core Equity Series I Shares	1,183,390.771	35,935,742	36,614,110	32	36,614,142	2,159,367	16.461575	16.975405
Invesco V.I. International Growth Series I Shares	208,013.900	6,591,655	6,860,298	33	6,860,331	546,792	12.145041	21.842440
Invesco V.I. Mid Cap Core Equity Series I Shares	232,552.962	3,067,425	2,551,106	(6)	2,551,100	135,879	18.202494	19.543650
Invesco V.I. Value Opportunities Series I Shares	41,958.801	260,427	230,773	2	230,775	16,760	13.197891	14.170323
Janus Henderson—Enterprise Service Shares	7,975.402	454,247	502,371	(10)	502,361	19,742	24.641914	26.141006
Janus Henderson—Forty Service Shares	175,736.527	6,042,510	5,825,666	(2)	5,825,664	238,201	23.873261	25.325484
MFS® Growth Initial Class	1,484,343.755	47,800,088	69,779,000	—	69,779,000	2,032,233	13.757954	40.485540

See accompanying notes

3

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Assets and Liabilities

December 31, 2018

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values
Oppenheimer Main Street® Service Shares	34,399.085	$995,026	$911,920	$(2)	$911,918	42,583	$20.510161	$22.021223
PIMCO CommodityRealReturn® Strategy Administrative Class	1,233,166.754	10,073,683	7,423,664	1	7,423,665	1,315,751	5.448526	5.850248
PIMCO Low Duration Administrative Class	4,444,864.325	46,322,238	44,804,232	(486)	44,803,746	3,796,153	11.461639	12.158649
PIMCO Real Return Administrative Class	2,336,998.315	30,175,609	27,693,430	(422)	27,693,008	2,091,521	12.781977	13.723918
PIMCO Total Return Administrative Class	16,853,605.053	184,286,402	176,625,781	(356)	176,625,425	10,491,439	14.765300	19.600508
Pioneer High Yield VCT Class II Shares	287,843.030	2,737,554	2,498,478	(250)	2,498,228	148,851	16.168813	17.360185
Pioneer Real Estate Shares VCT Class II Shares	130,856.809	2,124,096	1,646,179	(18)	1,646,161	100,093	15.928751	16.813251
TA Barrow Hanley Dividend Focused Service Class	1,952,328.867	41,787,644	43,400,271	5	43,400,276	3,569,691	12.010214	12.308398
TA BlackRock Global Allocation Service Class	10,684.859	154,526	143,925	—	143,925	14,662	9.816092	9.823030
TA BlackRock Smart Beta 40 Service Class	54,097.812	502,984	516,093	(1)	516,092	48,326	10.451897	11.032083
TA Greystone International Growth Initial Class	2,794,170.588	26,078,945	22,381,306	(8)	22,381,298	2,608,040	8.581654	8.581654
TA Janus Balanced Service Class	98,659.875	1,494,768	1,446,354	(1)	1,446,353	132,419	10.868127	10.964883
TA Janus Mid-Cap Growth Service Class	660,577.726	18,690,107	19,335,110	2	19,335,112	1,214,087	15.645170	16.202547
TA Jennison Growth Initial Class	135,735.462	1,374,099	1,296,274	1	1,296,275	120,895	10.674770	10.748600
TA JPMorgan Enhanced Index Initial Class	57,569.555	1,166,907	1,111,092	—	1,111,092	110,445	10.013410	10.082673
TA Legg Mason Dynamic Allocation—Balanced Service Class	54,295.356	654,404	633,084	(1)	633,083	55,150	11.479213	11.479213
TA Legg Mason Dynamic Allocation—Growth Service Class	26,886.256	342,462	331,239	—	331,239	27,578	12.010935	12.010935
TA Managed Risk—Balanced ETF Service Class	349,213.080	4,133,628	4,061,348	—	4,061,348	334,959	12.124914	12.124914
TA Managed Risk—Conservative ETF Service Class	350,433.862	4,339,591	4,198,198	2	4,198,200	356,948	11.761363	11.761363
TA Managed Risk—Growth ETF Service Class	348,805.367	3,594,235	3,547,351	1	3,547,352	273,090	12.989704	12.989704
TA Market Participation Strategy Service Class	1,619.696	19,992	18,999	—	18,999	1,551	12.247271	12.247271
TA Multi-Managed Balanced Service Class	13,812.754	204,101	187,163	—	187,163	18,208	10.226869	10.317932
TA PIMCO Tactical—Balanced Service Class	88,861.466	1,079,696	925,936	1	925,937	78,278	11.828884	11.828884
TA PIMCO Tactical—Conservative Service Class	96,296.188	1,125,155	998,591	1	998,592	85,882	11.627516	11.627516
TA PIMCO Tactical—Growth Service Class	33,572.386	389,272	341,095	1	341,096	28,066	12.153439	12.153439
TA QS Investors Active Asset Allocation—Conservative Service Class	285,691.714	3,043,080	3,071,186	—	3,071,186	270,976	11.333811	11.333811
TA QS Investors Active Asset Allocation—Moderate Service Class	289,296.298	3,362,414	3,300,871	(2)	3,300,869	281,488	11.726485	11.726485
TA QS Investors Active Asset Allocation—Moderate Growth Service Class	143,328.506	1,576,950	1,609,579	—	1,609,579	131,361	12.253087	12.253087
TA Small/Mid Cap Value Service Class	1,888,681.308	36,855,003	31,427,657	11	31,427,668	1,671,502	18.290205	19.305810
TA T. Rowe Price Small Cap Initial Class	682,475.446	9,601,295	9,411,336	(2)	9,411,334	928,039	10.125550	10.195593
TA TS&W International Equity Service Class	209,791.758	2,826,921	2,475,543	—	2,475,543	279,901	8.812072	8.873057
TA WMC US Growth Service Class	1,523,939.302	37,560,672	39,957,688	8	39,957,696	2,225,112	17.466724	18.436395
Wanger International	1,103,048.733	30,566,516	24,487,682	2	24,487,684	1,920,757	12.367199	13.119469
Wanger USA	550,863.288	14,415,194	11,402,870	14	11,402,884	426,380	25.824033	27.727353

See accompanying notes.

4

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	AB Global Thematic Growth Class A Shares Subaccount	AB Growth and Income Class A Shares Subaccount	AB International Value Class A Shares Subaccount	AB Large Cap Growth Class A Shares Subaccount	AB Small/Mid Cap Value Class A Shares Subaccount
Net Assets as of December 31, 2016:	$4,553,559	$7,952,696	$1,884,218	$77,691,483	$4,917,465

Investment Income:
Reinvested Dividends	25,381	108,867	50,212	—	22,057
Investment Expense:
Mortality and Expense Risk and Administrative Charges	76,060	120,945	32,710	1,161,344	73,529

Net Investment Income (Loss)	(50,679)	(12,078)	17,502	(1,161,344)	(51,472)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	644,305	—	4,777,157	237,217
Realized Gain (Loss) on Investments	208,828	800,665	30,061	6,393,323	153,589

Net Realized Capital Gains (Losses) on Investments	208,828	1,444,970	30,061	11,170,480	390,806
Net Change in Unrealized Appreciation (Depreciation)	1,453,093	(228,154)	393,612	12,303,976	191,523

Net Gain (Loss) on Investment	1,661,921	1,216,816	423,673	23,474,456	582,329
Net Increase (Decrease) in Net Assets Resulting from Operations	1,611,242	1,204,738	441,175	22,313,112	530,857

Increase (Decrease) in Net Assets from Contract Transactions	1,152,803	(1,295,020)	146,787	(9,933,428)	(291,414)

Total Increase (Decrease) in Net Assets	2,764,045	(90,282)	587,962	12,379,684	239,443

Net Assets as of December 31, 2017:	$7,317,604	$7,862,414	$2,472,180	$90,071,167	$5,156,908

Investment Income:
Reinvested Dividends	—	73,347	33,097	—	22,805
Investment Expense:
Mortality and Expense Risk and Administrative Charges	100,118	117,819	33,345	1,244,778	74,655

Net Investment Income (Loss)	(100,118)	(44,472)	(248)	(1,244,778)	(51,850)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	827,363	—	9,861,367	380,437
Realized Gain (Loss) on Investments	512,971	972,979	61,520	7,424,962	144,046

Net Realized Capital Gains (Losses) on Investments	512,971	1,800,342	61,520	17,286,329	524,483
Net Change in Unrealized Appreciation (Depreciation)	(1,248,396)	(2,195,244)	(595,005)	(14,308,164)	(1,220,214)

Net Gain (Loss) on Investment	(735,425)	(394,902)	(533,485)	2,978,165	(695,731)
Net Increase (Decrease) in Net Assets Resulting from Operations	(835,543)	(439,374)	(533,733)	1,733,387	(747,581)

Increase (Decrease) in Net Assets from Contract Transactions	(23,592)	(1,302,564)	(280,223)	(11,468,681)	(480,693)

Total Increase (Decrease) in Net Assets	(859,135)	(1,741,938)	(813,956)	(9,735,294)	(1,228,274)

Net Assets as of December 31, 2018:	$6,458,469	$6,120,476	$1,658,224	$80,335,873	$3,928,634

See Accompanying Notes.

(1)	See Footnote 1

5

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	AB Value Class A Shares Subaccount	American Century VP Ultra® Class I Shares Subaccount	American Funds - Asset Allocation Class 2 Shares Subaccount	American Funds - Bond Class 2 Shares Subaccount	American Funds - Growth Class 2 Shares Subaccount
Net Assets as of December 31, 2016:	$1,271,194	$5,620,633	$12,178,489	$7,593,306	$33,061,531

Investment Income:
Reinvested Dividends	14,133	23,862	195,198	136,287	172,447
Investment Expense:
Mortality and Expense Risk and Administrative Charges	16,847	92,597	205,640	119,685	577,644

Net Investment Income (Loss)	(2,714)	(68,735)	(10,442)	16,602	(405,197)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	303,365	588,498	109,914	3,384,904
Realized Gain (Loss) on Investments	121,281	431,053	455,551	2,922	3,834,198

Net Realized Capital Gains (Losses) on Investments	121,281	734,418	1,044,049	112,836	7,219,102
Net Change in Unrealized Appreciation (Depreciation)	10,718	1,102,087	684,443	17,710	1,369,922

Net Gain (Loss) on Investment	131,999	1,836,505	1,728,492	130,546	8,589,024
Net Increase (Decrease) in Net Assets Resulting from Operations	129,285	1,767,770	1,718,050	147,148	8,183,827

Increase (Decrease) in Net Assets from Contract Transactions	(143,230)	1,022,760	(711,326)	(836,500)	(5,006,805)

Total Increase (Decrease) in Net Assets	(13,945)	2,790,530	1,006,724	(689,352)	3,177,022

Net Assets as of December 31, 2017:	$1,257,249	$8,411,163	$13,185,213	$6,903,954	$36,238,553

Investment Income:
Reinvested Dividends	13,205	20,958	207,459	164,857	145,962
Investment Expense:
Mortality and Expense Risk and Administrative Charges	15,865	114,132	200,136	111,603	576,181

Net Investment Income (Loss)	(2,660)	(93,174)	7,323	53,254	(430,219)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	807,755	544,752	9,407	3,492,760
Realized Gain (Loss) on Investments	124,587	1,089,635	719,904	(59,353)	3,540,067

Net Realized Capital Gains (Losses) on Investments	124,587	1,897,390	1,264,656	(49,946)	7,032,827
Net Change in Unrealized Appreciation (Depreciation)	(301,022)	(1,806,491)	(1,990,959)	(167,383)	(6,738,543)

Net Gain (Loss) on Investment	(176,435)	90,899	(726,303)	(217,329)	294,284
Net Increase (Decrease) in Net Assets Resulting from Operations	(179,095)	(2,275)	(718,980)	(164,075)	(135,935)

Increase (Decrease) in Net Assets from Contract Transactions	(182,198)	(849,972)	(820,876)	(96,365)	(6,161,454)

Total Increase (Decrease) in Net Assets	(361,293)	(852,247)	(1,539,856)	(260,440)	(6,297,389)

Net Assets as of December 31, 2018:	$895,956	$7,558,916	$11,645,357	$6,643,514	$29,941,164

See Accompanying Notes.

(1)	See Footnote 1

6

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	American Funds - Growth- Income Class 2 Shares Subaccount	American Funds - International Class 2 Shares Subaccount	BlackRock Advantage Large Cap Core V.I. Class I Shares Subaccount	BlackRock Advantage Large Cap Value V.I. Class I Shares Subaccount	BlackRock Advantage U.S. Total Market V.I. Class I Shares Subaccount
Net Assets as of December 31, 2016:	$19,294,213	$67,989,809	$152,381,811	$74,819,920	$132,464,219

Investment Income:
Reinvested Dividends	282,762	894,840	2,007,302	1,202,250	1,157,895
Investment Expense:
Mortality and Expense Risk and Administrative Charges	332,450	1,210,705	2,124,037	1,049,541	1,752,114

Net Investment Income (Loss)	(49,688)	(315,865)	(116,735)	152,709	(594,219)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	1,318,909	864,763	42,837,237	19,016,287	25,548,155
Realized Gain (Loss) on Investments	861,620	2,690,306	3,988,935	3,866,974	7,850,150

Net Realized Capital Gains (Losses) on Investments	2,180,529	3,555,069	46,826,172	22,883,261	33,398,305
Net Change in Unrealized Appreciation (Depreciation)	1,668,760	16,052,119	(17,161,377)	(11,818,956)	(17,454,460)

Net Gain (Loss) on Investment	3,849,289	19,607,188	29,664,795	11,064,305	15,943,845
Net Increase (Decrease) in Net Assets Resulting from Operations	3,799,601	19,291,323	29,548,060	11,217,014	15,349,626

Increase (Decrease) in Net Assets from Contract Transactions	(1,596,218)	(12,589,328)	(20,224,103)	(6,204,240)	(14,575,899)

Total Increase (Decrease) in Net Assets	2,203,383	6,701,995	9,323,957	5,012,774	773,727

Net Assets as of December 31, 2017:	$21,497,596	$74,691,804	$161,705,768	$79,832,694	$133,237,946

Investment Income:
Reinvested Dividends	273,700	1,145,029	2,205,153	1,368,497	1,561,127
Investment Expense:
Mortality and Expense Risk and Administrative Charges	327,094	1,137,953	2,123,171	1,020,862	1,724,656

Net Investment Income (Loss)	(53,394)	7,076	81,982	347,635	(163,529)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	1,376,470	3,239,002	18,805,586	7,450,391	11,472,384
Realized Gain (Loss) on Investments	1,202,700	2,453,920	310,530	3,596,974	8,308,816

Net Realized Capital Gains (Losses) on Investments	2,579,170	5,692,922	19,116,116	11,047,365	19,781,200
Net Change in Unrealized Appreciation (Depreciation)	(2,973,824)	(15,824,020)	(27,579,495)	(17,831,959)	(28,108,445)

Net Gain (Loss) on Investment	(394,654)	(10,131,098)	(8,463,379)	(6,784,594)	(8,327,245)
Net Increase (Decrease) in Net Assets Resulting from Operations	(448,048)	(10,124,022)	(8,381,397)	(6,436,959)	(8,490,774)

Increase (Decrease) in Net Assets from Contract Transactions	(3,669,491)	(5,080,610)	(21,121,526)	(10,882,990)	(17,295,420)

Total Increase (Decrease) in Net Assets	(4,117,539)	(15,204,632)	(29,502,923)	(17,319,949)	(25,786,194)

Net Assets as of December 31, 2018:	$17,380,057	$59,487,172	$132,202,845	$62,512,745	$107,451,752

See Accompanying Notes.

(1)	See Footnote 1

7

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	BlackRock Basic Value V.I. Class I Shares Subaccount	BlackRock Capital Appreciation V.I. Class I Shares Subaccount	BlackRock Equity Dividend V.I. Class I Shares Subaccount	BlackRock Global Allocation V.I. Class I Shares Subaccount	BlackRock Government Money Market V.I. Class I Shares Subaccount
Net Assets as of December 31, 2016:	$219,362,118	$114,878,701	$12,385,242	$417,309,687	$92,394,288

Investment Income:
Reinvested Dividends	3,145,154	—	213,743	5,402,567	561,588
Investment Expense:
Mortality and Expense Risk and Administrative Charges	2,879,806	1,768,487	164,827	5,801,519	1,207,210

Net Investment Income (Loss)	265,348	(1,768,487)	48,916	(398,952)	(645,622)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	7,910,388	14,290,242	613,485	4,152,244	283
Realized Gain (Loss) on Investments	2,817,473	6,869,992	358,728	8,570,503	—

Net Realized Capital Gains (Losses) on Investments	10,727,861	21,160,234	972,213	12,722,747	283
Net Change in Unrealized Appreciation (Depreciation)	2,379,952	14,528,609	711,114	36,610,216	—

Net Gain (Loss) on Investment	13,107,813	35,688,843	1,683,327	49,332,963	283
Net Increase (Decrease) in Net Assets Resulting from Operations	13,373,161	33,920,356	1,732,243	48,934,011	(645,339)

Increase (Decrease) in Net Assets from Contract Transactions	(24,473,376)	(18,321,818)	(2,192,309)	(48,583,289)	(9,169,584)

Total Increase (Decrease) in Net Assets	(11,100,215)	15,598,538	(460,066)	350,722	(9,814,923)

Net Assets as of December 31, 2017:	$208,261,903	$130,477,239	$11,925,176	$417,660,409	$82,579,365

Investment Income:
Reinvested Dividends	3,425,851	—	213,062	3,471,482	1,358,831
Investment Expense:
Mortality and Expense Risk and Administrative Charges	2,727,130	1,849,950	149,736	5,279,727	1,175,052

Net Investment Income (Loss)	698,721	(1,849,950)	63,326	(1,808,245)	183,779
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	19,903,464	35,152,253	748,007	13,620,557	—
Realized Gain (Loss) on Investments	3,948,441	10,281,546	339,957	10,829,952	—

Net Realized Capital Gains (Losses) on Investments	23,851,905	45,433,799	1,087,964	24,450,509	—
Net Change in Unrealized Appreciation (Depreciation)	(40,778,074)	(40,256,752)	(2,001,176)	(54,413,047)	—

Net Gain (Loss) on Investment	(16,926,169)	5,177,047	(913,212)	(29,962,538)	—
Net Increase (Decrease) in Net Assets Resulting from Operations	(16,227,448)	3,327,097	(849,886)	(31,770,783)	183,779

Increase (Decrease) in Net Assets from Contract Transactions	(25,574,993)	(22,975,251)	(1,852,041)	(55,054,281)	5,812,637

Total Increase (Decrease) in Net Assets	(41,802,441)	(19,648,154)	(2,701,927)	(86,825,064)	5,996,416

Net Assets as of December 31, 2018:	$166,459,462	$110,829,085	$9,223,249	$330,835,345	$88,575,781

See Accompanying Notes.

(1)	See Footnote 1

8

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	BlackRock High Yield V.I. Class I Shares Subaccount	BlackRock International V.I. Class I Shares Subaccount	BlackRock Large Cap Focus Growth V.I. Class I Shares Subaccount	BlackRock Managed Volatility V.I. Class I Shares Subaccount	BlackRock S&P 500 Index V.I. Class I Shares Subaccount
Net Assets as of December 31, 2016:	$95,184,463	$67,944,515	$68,622,461	$12,748,126	$133,801,141

Investment Income:
Reinvested Dividends	4,830,195	—	30,603	39,313	2,404,504
Investment Expense:
Mortality and Expense Risk and Administrative Charges	1,289,919	1,049,769	1,010,947	162,659	1,977,190

Net Investment Income (Loss)	3,540,276	(1,049,769)	(980,344)	(123,346)	427,314
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	12,642,781	78,438	5,974,618
Realized Gain (Loss) on Investments	1,062,231	1,547,340	3,685,571	375,351	8,636,841

Net Realized Capital Gains (Losses) on Investments	1,062,231	1,547,340	16,328,352	453,789	14,611,459
Net Change in Unrealized Appreciation (Depreciation)	761,614	18,897,330	2,749,190	88,473	10,916,607

Net Gain (Loss) on Investment	1,823,845	20,444,670	19,077,542	542,262	25,528,066
Net Increase (Decrease) in Net Assets Resulting from Operations	5,364,121	19,394,901	18,097,198	418,916	25,955,380

Increase (Decrease) in Net Assets from Contract Transactions	(10,105,209)	(3,642,869)	(9,024,260)	(1,741,267)	(12,749,938)

Total Increase (Decrease) in Net Assets	(4,741,088)	15,752,032	9,072,938	(1,322,351)	13,205,442

Net Assets as of December 31, 2017:	$90,443,375	$83,696,547	$77,695,399	$11,425,775	$147,006,583

Investment Income:
Reinvested Dividends	4,569,203	1,949,009	—	179,629	1,425,753
Investment Expense:
Mortality and Expense Risk and Administrative Charges	1,164,084	1,029,728	1,087,447	142,697	2,002,688

Net Investment Income (Loss)	3,405,119	919,281	(1,087,447)	36,932	(576,935)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	1,936,638	7,752,485	103,336	5,792,118
Realized Gain (Loss) on Investments	829,649	2,528,486	4,917,763	363,855	9,633,075

Net Realized Capital Gains (Losses) on Investments	829,649	4,465,124	12,670,248	467,191	15,425,193
Net Change in Unrealized Appreciation (Depreciation)	(7,397,869)	(23,078,168)	(9,384,448)	(531,801)	(22,419,987)

Net Gain (Loss) on Investment	(6,568,220)	(18,613,044)	3,285,800	(64,610)	(6,994,794)
Net Increase (Decrease) in Net Assets Resulting from Operations	(3,163,101)	(17,693,763)	2,198,353	(27,678)	(7,571,729)

Increase (Decrease) in Net Assets from Contract Transactions	(13,026,740)	(8,201,757)	(11,086,437)	(1,601,795)	(14,513,963)

Total Increase (Decrease) in Net Assets	(16,189,841)	(25,895,520)	(8,888,084)	(1,629,473)	(22,085,692)

Net Assets as of December 31, 2018:	$74,253,534	$57,801,027	$68,807,315	$9,796,302	$124,920,891

See Accompanying Notes.

(1)	See Footnote 1

9

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	BlackRock Total Return V.I. Class I Shares Subaccount	BlackRock U.S. Government Bond V.I. Class I Shares Subaccount	Davis Value Subaccount	Eaton Vance VT Floating-Rate Income Subaccount	Federated Kaufmann II Primary Shares Subaccount
Net Assets as of December 31, 2016:	$140,477,141	$67,189,669	$66,645,842	$3,035,336	$24,410,908

Investment Income:
Reinvested Dividends	3,486,143	1,326,883	519,310	99,369	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	1,951,524	875,956	961,282	42,684	367,026

Net Investment Income (Loss)	1,534,619	450,927	(441,972)	56,685	(367,026)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	5,777,324	—	2,770,808
Realized Gain (Loss) on Investments	473,337	(174,674)	(428,434)	(10,410)	1,021,484

Net Realized Capital Gains (Losses) on Investments	473,337	(174,674)	5,348,890	(10,410)	3,792,292
Net Change in Unrealized Appreciation (Depreciation)	960,567	(169,350)	8,183,752	13,408	2,758,870

Net Gain (Loss) on Investment	1,433,904	(344,024)	13,532,642	2,998	6,551,162
Net Increase (Decrease) in Net Assets Resulting from Operations	2,968,523	106,903	13,090,670	59,683	6,184,136

Increase (Decrease) in Net Assets from Contract Transactions	(7,832,170)	(6,666,583)	(7,623,459)	104,831	(2,411,172)

Total Increase (Decrease) in Net Assets	(4,863,647)	(6,559,680)	5,467,211	164,514	3,772,964

Net Assets as of December 31, 2017:	$135,613,494	$60,629,989	$72,113,053	$3,199,850	$28,183,872

Investment Income:
Reinvested Dividends	3,544,944	1,187,337	566,384	126,110	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	1,816,536	761,003	964,656	47,258	424,787

Net Investment Income (Loss)	1,728,408	426,334	(398,272)	78,852	(424,787)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	11,390,603	—	2,091,652
Realized Gain (Loss) on Investments	(65,538)	(584,235)	(254,520)	5,049	1,379,463

Net Realized Capital Gains (Losses) on Investments	(65,538)	(584,235)	11,136,083	5,049	3,471,115
Net Change in Unrealized Appreciation (Depreciation)	(4,270,481)	(576,608)	(20,362,034)	(141,352)	(2,322,451)

Net Gain (Loss) on Investment	(4,336,019)	(1,160,843)	(9,225,951)	(136,303)	1,148,664
Net Increase (Decrease) in Net Assets Resulting from Operations	(2,607,611)	(734,509)	(9,624,223)	(57,451)	723,877

Increase (Decrease) in Net Assets from Contract Transactions	(15,180,949)	(8,717,072)	(7,006,993)	325,640	(1,196,861)

Total Increase (Decrease) in Net Assets	(17,788,560)	(9,451,581)	(16,631,216)	268,189	(472,984)

Net Assets as of December 31, 2018:	$117,824,934	$51,178,408	$55,481,837	$3,468,039	$27,710,888

See Accompanying Notes.

(1)	See Footnote 1

10

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	Federated Managed Volatility II Primary Shares Subaccount(1)	Franklin Templeton Foreign Class 2 Shares Subaccount	Franklin Templeton Growth Class 2 Shares Subaccount	Invesco V.I. American Franchise Series I Shares Subaccount	Invesco V.I. Comstock Series I Shares Subaccount
Net Assets as of December 31, 2016:	$—	$2,476,543	$1,966,681	$18,217,296	$88,179,004

Investment Income:
Reinvested Dividends	—	63,713	32,356	15,765	1,872,515
Investment Expense:
Mortality and Expense Risk and Administrative Charges	—	33,978	28,771	273,321	1,209,068

Net Investment Income (Loss)	—	29,735	3,585	(257,556)	663,447
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	1,537,651	3,646,858
Realized Gain (Loss) on Investments	—	54,619	96,407	1,330,225	5,544,401

Net Realized Capital Gains (Losses) on Investments	—	54,619	96,407	2,867,876	9,191,259
Net Change in Unrealized Appreciation (Depreciation)	—	263,643	214,077	1,835,492	3,246,437

Net Gain (Loss) on Investment	—	318,262	310,484	4,703,368	12,437,696
Net Increase (Decrease) in Net Assets Resulting from Operations	—	347,997	314,069	4,445,812	13,101,143

Increase (Decrease) in Net Assets from Contract Transactions	—	(487,712)	(206,647)	(2,438,048)	(10,680,271)

Total Increase (Decrease) in Net Assets	—	(139,715)	107,422	2,007,764	2,420,872

Net Assets as of December 31, 2017:	$—	$2,336,828	$2,074,103	$20,225,060	$90,599,876

Investment Income:
Reinvested Dividends	—	57,401	38,814	—	1,394,184
Investment Expense:
Mortality and Expense Risk and Administrative Charges	11,383	29,774	28,042	285,522	1,173,175

Net Investment Income (Loss)	(11,383)	27,627	10,772	(285,522)	221,009
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	164,385	1,269,365	7,923,316
Realized Gain (Loss) on Investments	(3,454)	20,566	73,780	1,156,676	7,041,569

Net Realized Capital Gains (Losses) on Investments	(3,454)	20,566	238,165	2,426,041	14,964,885
Net Change in Unrealized Appreciation (Depreciation)	(195,357)	(409,456)	(558,778)	(2,891,740)	(25,406,675)

Net Gain (Loss) on Investment	(198,811)	(388,890)	(320,613)	(465,699)	(10,441,790)
Net Increase (Decrease) in Net Assets Resulting from Operations	(210,194)	(361,263)	(309,841)	(751,221)	(10,220,781)

Increase (Decrease) in Net Assets from Contract Transactions	2,230,234	(222,581)	(182,180)	(2,115,797)	(12,615,029)

Total Increase (Decrease) in Net Assets	2,020,040	(583,844)	(492,021)	(2,867,018)	(22,835,810)

Net Assets as of December 31, 2018:	$2,020,040	$1,752,984	$1,582,082	$17,358,042	$67,764,066

See Accompanying Notes.

(1)	See Footnote 1

11

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	Invesco V.I. Core Equity Series I Shares Subaccount	Invesco V.I. International Growth Series I Shares Subaccount	Invesco V.I. Mid Cap Core Equity Series I Shares Subaccount	Invesco V.I. Value Opportunities Series I Shares Subaccount	Janus Henderson - Enterprise Service Shares Subaccount
Net Assets as of December 31, 2016:	$46,789,592	$8,048,773	$3,304,222	$264,558	$554,440

Investment Income:
Reinvested Dividends	484,858	118,158	17,281	1,076	2,882
Investment Expense:
Mortality and Expense Risk and Administrative Charges	641,472	132,465	50,424	3,982	7,570

Net Investment Income (Loss)	(156,614)	(14,307)	(33,143)	(2,906)	(4,688)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	2,428,648	—	66,913	—	33,520
Realized Gain (Loss) on Investments	2,036,894	323,188	89,875	2,495	50,893

Net Realized Capital Gains (Losses) on Investments	4,465,542	323,188	156,788	2,495	84,413
Net Change in Unrealized Appreciation (Depreciation)	904,781	1,283,956	281,633	40,948	42,007

Net Gain (Loss) on Investment	5,370,323	1,607,144	438,421	43,443	126,420
Net Increase (Decrease) in Net Assets Resulting from Operations	5,213,709	1,592,837	405,278	40,537	121,732

Increase (Decrease) in Net Assets from Contract Transactions	(5,212,429)	(1,144,092)	(595,290)	(11,587)	(153,349)

Total Increase (Decrease) in Net Assets	1,280	448,745	(190,012)	28,950	(31,617)

Net Assets as of December 31, 2017:	$46,790,872	$8,497,518	$3,114,210	$293,508	$522,823

Investment Income:
Reinvested Dividends	390,130	163,206	14,999	915	732
Investment Expense:
Mortality and Expense Risk and Administrative Charges	605,326	126,077	45,381	4,143	7,652

Net Investment Income (Loss)	(215,196)	37,129	(30,382)	(3,228)	(6,920)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	2,794,147	55,271	415,087	29,352	26,868
Realized Gain (Loss) on Investments	2,361,659	226,946	20,704	1,479	16,883

Net Realized Capital Gains (Losses) on Investments	5,155,806	282,217	435,791	30,831	43,751
Net Change in Unrealized Appreciation (Depreciation)	(9,305,060)	(1,670,373)	(774,903)	(86,713)	(47,093)

Net Gain (Loss) on Investment	(4,149,254)	(1,388,156)	(339,112)	(55,882)	(3,342)
Net Increase (Decrease) in Net Assets Resulting from Operations	(4,364,450)	(1,351,027)	(369,494)	(59,110)	(10,262)

Increase (Decrease) in Net Assets from Contract Transactions	(5,812,280)	(286,160)	(193,616)	(3,623)	(10,200)

Total Increase (Decrease) in Net Assets	(10,176,730)	(1,637,187)	(563,110)	(62,733)	(20,462)

Net Assets as of December 31, 2018:	$36,614,142	$6,860,331	$2,551,100	$230,775	$502,361

See Accompanying Notes.

(1)	See Footnote 1

12

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	Janus Henderson - Forty Service Shares Subaccount	MFS® Growth Initial Class Subaccount	Oppenheimer Main Street® Service Shares Subaccount	PIMCO CommodityRealReturn® Strategy Administrative Class Subaccount	PIMCO Low Duration Administrative Class Subaccount
Net Assets as of December 31, 2016:	$5,438,914	$62,439,324	$782,328	$9,455,115	$52,806,154

Investment Income:
Reinvested Dividends	—	71,527	8,734	997,327	700,748
Investment Expense:
Mortality and Expense Risk and Administrative Charges	89,833	953,112	11,520	136,458	785,443

Net Investment Income (Loss)	(89,833)	(881,585)	(2,786)	860,869	(84,695)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	358,604	2,706,612	14,325	—	—
Realized Gain (Loss) on Investments	(104,173)	4,962,871	11,296	(1,757,769)	(253,454)

Net Realized Capital Gains (Losses) on Investments	254,431	7,669,483	25,621	(1,757,769)	(253,454)
Net Change in Unrealized Appreciation (Depreciation)	1,346,248	10,954,155	94,361	959,963	252,981

Net Gain (Loss) on Investment	1,600,679	18,623,638	119,982	(797,806)	(473)
Net Increase (Decrease) in Net Assets Resulting from Operations	1,510,846	17,742,053	117,196	63,063	(85,168)

Increase (Decrease) in Net Assets from Contract Transactions	(319,953)	(5,931,472)	11,935	(98,640)	(787,081)

Total Increase (Decrease) in Net Assets	1,190,893	11,810,581	129,131	(35,577)	(872,249)

Net Assets as of December 31, 2017:	$6,629,807	$74,249,905	$911,459	$9,419,538	$51,933,905

Investment Income:
Reinvested Dividends	79,619	70,909	9,514	181,436	960,132
Investment Expense:
Mortality and Expense Risk and Administrative Charges	96,455	1,087,230	13,540	131,492	761,950

Net Investment Income (Loss)	(16,836)	(1,016,321)	(4,026)	49,944	198,182
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	855,416	5,261,807	92,710	—	—
Realized Gain (Loss) on Investments	174,747	7,297,595	4,652	(1,652,000)	(552,849)

Net Realized Capital Gains (Losses) on Investments	1,030,163	12,559,402	97,362	(1,652,000)	(552,849)
Net Change in Unrealized Appreciation (Depreciation)	(937,766)	(10,014,304)	(188,608)	253,765	(253,883)

Net Gain (Loss) on Investment	92,397	2,545,098	(91,246)	(1,398,235)	(806,732)
Net Increase (Decrease) in Net Assets Resulting from Operations	75,561	1,528,777	(95,272)	(1,348,291)	(608,550)

Increase (Decrease) in Net Assets from Contract Transactions	(879,704)	(5,999,682)	95,731	(647,582)	(6,521,609)

Total Increase (Decrease) in Net Assets	(804,143)	(4,470,905)	459	(1,995,873)	(7,130,159)

Net Assets as of December 31, 2018:	$5,825,664	$69,779,000	$911,918	$7,423,665	$44,803,746

See Accompanying Notes.

(1)	See Footnote 1

13

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	PIMCO Real Return Administrative Class Subaccount	PIMCO Total Return Administrative Class Subaccount	Pioneer High Yield VCT Class II Shares Subaccount	Pioneer Real Estate Shares VCT Class II Shares Subaccount	TA Barrow Hanley Dividend Focused Service Class Subaccount
Net Assets as of December 31, 2016:	$33,264,101	$214,097,316	$2,396,021	$2,708,236	$56,088,136

Investment Income:
Reinvested Dividends	783,732	4,265,842	115,266	59,690	1,124,346
Investment Expense:
Mortality and Expense Risk and Administrative Charges	495,539	2,991,582	38,168	37,969	786,948

Net Investment Income (Loss)	288,193	1,274,260	77,098	21,721	337,398
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	178,287	—
Realized Gain (Loss) on Investments	(713,913)	(518,308)	(62,279)	(151,469)	1,779,073

Net Realized Capital Gains (Losses) on Investments	(713,913)	(518,308)	(62,279)	26,818	1,779,073
Net Change in Unrealized Appreciation (Depreciation)	1,132,402	6,478,198	119,861	(430)	5,004,519

Net Gain (Loss) on Investment	418,489	5,959,890	57,582	26,388	6,783,592
Net Increase (Decrease) in Net Assets Resulting from Operations	706,682	7,234,150	134,680	48,109	7,120,990

Increase (Decrease) in Net Assets from Contract Transactions	(1,481,388)	(17,121,842)	413,810	(224,305)	(9,987,793)

Total Increase (Decrease) in Net Assets	(774,706)	(9,887,692)	548,490	(176,196)	(2,866,803)

Net Assets as of December 31, 2017:	$32,489,395	$204,209,624	$2,944,511	$2,532,040	$53,221,333

Investment Income:
Reinvested Dividends	769,072	4,851,646	122,682	49,942	959,863
Investment Expense:
Mortality and Expense Risk and Administrative Charges	470,206	2,738,563	39,697	31,203	756,386

Net Investment Income (Loss)	298,866	2,113,083	82,985	18,739	203,477
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	2,192,307	—	210,071	—
Realized Gain (Loss) on Investments	(1,024,630)	(1,493,107)	(76,564)	(307,337)	1,815,018

Net Realized Capital Gains (Losses) on Investments	(1,024,630)	699,200	(76,564)	(97,266)	1,815,018
Net Change in Unrealized Appreciation (Depreciation)	(455,557)	(6,893,608)	(151,391)	(109,450)	(8,258,462)

Net Gain (Loss) on Investment	(1,480,187)	(6,194,408)	(227,955)	(206,716)	(6,443,444)
Net Increase (Decrease) in Net Assets Resulting from Operations	(1,181,321)	(4,081,325)	(144,970)	(187,977)	(6,239,967)

Increase (Decrease) in Net Assets from Contract Transactions	(3,615,066)	(23,502,874)	(301,313)	(697,902)	(3,581,090)

Total Increase (Decrease) in Net Assets	(4,796,387)	(27,584,199)	(446,283)	(885,879)	(9,821,057)

Net Assets as of December 31, 2018:	$27,693,008	$176,625,425	$2,498,228	$1,646,161	$43,400,276

See Accompanying Notes.

(1)	See Footnote 1

14

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	TA BlackRock Global Allocation Service Class Subaccount(1)	TA BlackRock Smart Beta 40 Service Class Subaccount	TA Greystone International Growth Initial Class Subaccount(1)	TA Janus Balanced Service Class Subaccount(1)	TA Janus Mid-Cap Growth Service Class Subaccount
Net Assets as of December 31, 2016:	$—	$561,515	$—	$—	$23,354,699

Investment Income:
Reinvested Dividends	—	8,684	—	1,272	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	83	8,879	149,428	1,541	356,763

Net Investment Income (Loss)	(83)	(195)	(149,428)	(269)	(356,763)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	414	157,680
Realized Gain (Loss) on Investments	(27)	5,564	52,360	4,192	45,377

Net Realized Capital Gains (Losses) on Investments	(27)	5,564	52,360	4,606	203,057
Net Change in Unrealized Appreciation (Depreciation)	487	38,000	1,869,267	11,636	5,835,277

Net Gain (Loss) on Investment	460	43,564	1,921,627	16,242	6,038,334
Net Increase (Decrease) in Net Assets Resulting from Operations	377	43,369	1,772,199	15,973	5,681,571

Increase (Decrease) in Net Assets from Contract Transactions	28,420	(20,113)	29,474,388	251,976	(5,059,499)

Total Increase (Decrease) in Net Assets	28,797	23,256	31,246,587	267,949	622,072

Net Assets as of December 31, 2017:	$28,797	$584,771	$31,246,587	$267,949	$23,976,771

Investment Income:
Reinvested Dividends	362	9,279	339,693	5,803	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	971	8,733	380,524	8,187	341,632

Net Investment Income (Loss)	(609)	546	(40,831)	(2,384)	(341,632)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	350	—	144,413	9,558	989,445
Realized Gain (Loss) on Investments	(18)	4,247	26,189	608	891,606

Net Realized Capital Gains (Losses) on Investments	332	4,247	170,602	10,166	1,881,051
Net Change in Unrealized Appreciation (Depreciation)	(11,088)	(38,711)	(5,566,906)	(60,050)	(1,815,697)

Net Gain (Loss) on Investment	(10,756)	(34,464)	(5,396,304)	(49,884)	65,354
Net Increase (Decrease) in Net Assets Resulting from Operations	(11,365)	(33,918)	(5,437,135)	(52,268)	(276,278)

Increase (Decrease) in Net Assets from Contract Transactions	126,493	(34,761)	(3,428,154)	1,230,672	(4,365,381)

Total Increase (Decrease) in Net Assets	115,128	(68,679)	(8,865,289)	1,178,404	(4,641,659)

Net Assets as of December 31, 2018:	$143,925	$516,092	$22,381,298	$1,446,353	$19,335,112

See Accompanying Notes.

(1)	See Footnote 1

15

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	TA Jennison Growth Initial Class Subaccount(1)	TA JPMorgan Enhanced Index Initial Class Subaccount(1)	TA Legg Mason Dynamic Allocation - Balanced Service Class Subaccount	TA Legg Mason Dynamic Allocation—Growth Service Class Subaccount
Net Assets as of December 31, 2016:	$—	$—	$751,922	$110,064

Investment Income:
Reinvested Dividends	—	—	6,942	1,505
Investment Expense:
Mortality and Expense Risk and Administrative Charges	7,114	4,870	8,988	2,032

Net Investment Income (Loss)	(7,114)	(4,870)	(2,046)	(527)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	—
Realized Gain (Loss) on Investments	9,902	1,262	(3,435)	7

Net Realized Capital Gains (Losses) on Investments	9,902	1,262	(3,435)	7
Net Change in Unrealized Appreciation (Depreciation)	147,312	98,428	63,669	17,355

Net Gain (Loss) on Investment	157,214	99,690	60,234	17,362
Net Increase (Decrease) in Net Assets Resulting from Operations	150,100	94,820	58,188	16,835

Increase (Decrease) in Net Assets from Contract Transactions	1,331,899	923,881	(227,245)	41,169

Total Increase (Decrease) in Net Assets	1,481,999	1,018,701	(169,057)	58,004

Net Assets as of December 31, 2017:	$1,481,999	$1,018,701	$582,865	$168,068

Investment Income:
Reinvested Dividends	239	14,217	11,583	1,683
Investment Expense:
Mortality and Expense Risk and Administrative Charges	18,993	16,848	9,211	2,391

Net Investment Income (Loss)	(18,754)	(2,631)	2,372	(708)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	147,795	55,696	—	—
Realized Gain (Loss) on Investments	77,535	10,540	(4,011)	2,310

Net Realized Capital Gains (Losses) on Investments	225,330	66,236	(4,011)	2,310
Net Change in Unrealized Appreciation (Depreciation)	(225,137)	(154,243)	(38,539)	(22,232)

Net Gain (Loss) on Investment	193	(88,007)	(42,550)	(19,922)
Net Increase (Decrease) in Net Assets Resulting from Operations	(18,561)	(90,638)	(40,178)	(20,630)

Increase (Decrease) in Net Assets from Contract Transactions	(167,163)	183,029	90,396	183,801

Total Increase (Decrease) in Net Assets	(185,724)	92,391	50,218	163,171

Net Assets as of December 31, 2018:	$1,296,275	$1,111,092	$633,083	$331,239

See Accompanying Notes.

(1)	See Footnote 1

16

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	TA Managed Risk - Balanced ETF Service Class Subaccount	TA Managed Risk - Conservative ETF Service Class Subaccount	TA Managed Risk - Growth ETF Service Class Subaccount	TA Market Participation Strategy Service Class Subaccount
Net Assets as of December 31, 2016:	$3,187,688	$2,515,182	$1,540,592	$—

Investment Income:
Reinvested Dividends	53,414	51,186	51,555	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	44,058	38,533	33,070	58

Net Investment Income (Loss)	9,356	12,653	18,485	(58)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	—
Realized Gain (Loss) on Investments	(13,206)	868	(17,052)	1

Net Realized Capital Gains (Losses) on Investments	(13,206)	868	(17,052)	1
Net Change in Unrealized Appreciation (Depreciation)	371,891	247,685	375,270	727

Net Gain (Loss) on Investment	358,685	248,553	358,218	728
Net Increase (Decrease) in Net Assets Resulting from Operations	368,041	261,206	376,703	670

Increase (Decrease) in Net Assets from Contract Transactions	302,825	667,186	1,796,817	19,129

Total Increase (Decrease) in Net Assets	670,866	928,392	2,173,520	19,799

Net Assets as of December 31, 2017:	$3,858,554	$3,443,574	$3,714,112	$19,799

Investment Income:
Reinvested Dividends	70,606	82,902	58,906	74
Investment Expense:
Mortality and Expense Risk and Administrative Charges	55,395	57,572	50,133	272

Net Investment Income (Loss)	15,211	25,330	8,773	(198)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	30,647	—	1,110
Realized Gain (Loss) on Investments	(6,415)	56,340	2,198	8

Net Realized Capital Gains (Losses) on Investments	(6,415)	86,987	2,198	1,118
Net Change in Unrealized Appreciation (Depreciation)	(282,938)	(334,482)	(339,080)	(1,720)

Net Gain (Loss) on Investment	(289,353)	(247,495)	(336,882)	(602)
Net Increase (Decrease) in Net Assets Resulting from Operations	(274,142)	(222,165)	(328,109)	(800)

Increase (Decrease) in Net Assets from Contract Transactions	476,936	976,791	161,349	—

Total Increase (Decrease) in Net Assets	202,794	754,626	(166,760)	(800)

Net Assets as of December 31, 2018:	$4,061,348	$4,198,200	$3,547,352	$18,999

See Accompanying Notes.

(1)	See Footnote 1

17

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	TA Multi-Managed Balanced Service Class Subaccount(1)	TA PIMCO Tactical - Balanced Service Class Subaccount	TA PIMCO Tactical - Conservative Service Class Subaccount	TA PIMCO Tactical - Growth Service Class Subaccount
Net Assets as of December 31, 2016:	$—	$294,237	$726,067	$236,704

Investment Income:
Reinvested Dividends	—	1,369	10,023	1,100
Investment Expense:
Mortality and Expense Risk and Administrative Charges	192	5,966	10,518	3,563

Net Investment Income (Loss)	(192)	(4,597)	(495)	(2,463)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	22,438	24,481	8,656
Realized Gain (Loss) on Investments	5	4,148	9,922	270

Net Realized Capital Gains (Losses) on Investments	5	26,586	34,403	8,926
Net Change in Unrealized Appreciation (Depreciation)	1,977	23,027	32,212	26,498

Net Gain (Loss) on Investment	1,982	49,613	66,615	35,424
Net Increase (Decrease) in Net Assets Resulting from Operations	1,790	45,016	66,120	32,961

Increase (Decrease) in Net Assets from Contract Transactions	69,284	232,074	173,575	12,921

Total Increase (Decrease) in Net Assets	71,074	277,090	239,695	45,882

Net Assets as of December 31, 2017:	$71,074	$571,327	$965,762	$282,586

Investment Income:
Reinvested Dividends	3,035	32,908	38,710	9,657
Investment Expense:
Mortality and Expense Risk and Administrative Charges	2,391	12,162	15,576	4,335

Net Investment Income (Loss)	644	20,746	23,134	5,322
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	9,957	75,310	73,337	31,283
Realized Gain (Loss) on Investments	(3,808)	(2,347)	12,070	2,345

Net Realized Capital Gains (Losses) on Investments	6,149	72,963	85,407	33,628
Net Change in Unrealized Appreciation (Depreciation)	(18,915)	(173,510)	(178,225)	(74,080)

Net Gain (Loss) on Investment	(12,766)	(100,547)	(92,818)	(40,452)
Net Increase (Decrease) in Net Assets Resulting from Operations	(12,122)	(79,801)	(69,684)	(35,130)

Increase (Decrease) in Net Assets from Contract Transactions	128,211	434,411	102,514	93,640

Total Increase (Decrease) in Net Assets	116,089	354,610	32,830	58,510

Net Assets as of December 31, 2018:	$187,163	$925,937	$998,592	$341,096

See Accompanying Notes.

(1)	See Footnote 1

18

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	TA QS Investors Active Asset Allocation - Conservative Service Class Subaccount	TA QS Investors Active Asset Allocation - Moderate Service Class Subaccount	TA QS Investors Active Asset Allocation - Moderate Growth Service Class Subaccount	TA Small/Mid Cap Value Service Class Subaccount
Net Assets as of December 31, 2016:	$2,755,207	$1,215,500	$1,413,204	$41,318,344

Investment Income:
Reinvested Dividends	52,217	19,735	20,624	364,700
Investment Expense:
Mortality and Expense Risk and Administrative Charges	39,652	19,252	21,464	571,267

Net Investment Income (Loss)	12,565	483	(840)	(206,567)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	3,441,853
Realized Gain (Loss) on Investments	(239)	(6,520)	(189)	493,619

Net Realized Capital Gains (Losses) on Investments	(239)	(6,520)	(189)	3,935,472
Net Change in Unrealized Appreciation (Depreciation)	272,955	194,484	273,749	1,179,344

Net Gain (Loss) on Investment	272,716	187,964	273,560	5,114,816
Net Increase (Decrease) in Net Assets Resulting from Operations	285,281	188,447	272,720	4,908,249

Increase (Decrease) in Net Assets from Contract Transactions	112,634	916,513	96,281	(6,937,807)

Total Increase (Decrease) in Net Assets	397,915	1,104,960	369,001	(2,029,558)

Net Assets as of December 31, 2017:	$3,153,122	$2,320,460	$1,782,205	$39,288,786

Investment Income:
Reinvested Dividends	51,106	40,975	26,656	242,958
Investment Expense:
Mortality and Expense Risk and Administrative Charges	42,539	36,288	26,360	550,714

Net Investment Income (Loss)	8,567	4,687	296	(307,756)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	—	3,596,150
Realized Gain (Loss) on Investments	4,970	5,407	258	253,942

Net Realized Capital Gains (Losses) on Investments	4,970	5,407	258	3,850,092
Net Change in Unrealized Appreciation (Depreciation)	(146,442)	(165,798)	(146,799)	(7,947,664)

Net Gain (Loss) on Investment	(141,472)	(160,391)	(146,541)	(4,097,572)
Net Increase (Decrease) in Net Assets Resulting from Operations	(132,905)	(155,704)	(146,245)	(4,405,328)

Increase (Decrease) in Net Assets from Contract Transactions	50,969	1,136,113	(26,381)	(3,455,790)

Total Increase (Decrease) in Net Assets	(81,936)	980,409	(172,626)	(7,861,118)

Net Assets as of December 31, 2018:	$3,071,186	$3,300,869	$1,609,579	$31,427,668

See Accompanying Notes.

(1)	See Footnote 1

19

Transamerica Advisors Life Insurancy Company

Merrill Lynch Life Variable Annuity Separate Account A

Statements of Operations and Changes in Net Assets

Years Ended December 31, 2017 and 2018, Except as Noted

	TA T. Rowe Price Small Cap Initial Class Subaccount(1)	TA TS&W International Equity Service Class Subaccount(1)	TA WMC US Growth Service Class Subaccount	Wanger International Subaccount	Wanger USA Subaccount
Net Assets as of December 31, 2016:	$—	$—	$37,699,150	$27,752,368	$14,459,263

Investment Income:
Reinvested Dividends	—	—	80,080	362,644	—
Investment Expense:
Mortality and Expense Risk and Administrative Charges	60,911	22,692	626,563	457,221	206,586

Net Investment Income (Loss)	(60,911)	(22,692)	(546,483)	(94,577)	(206,586)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	—	—	932,222	227,146	2,234,023
Realized Gain (Loss) on Investments	57,500	5,519	1,336,985	(1,979,093)	(878,133)

Net Realized Capital Gains (Losses) on Investments	57,500	5,519	2,269,207	(1,751,947)	1,355,890
Net Change in Unrealized Appreciation (Depreciation)	1,275,844	321,928	8,750,681	10,171,850	1,131,968

Net Gain (Loss) on Investment	1,333,344	327,447	11,019,888	8,419,903	2,487,858
Net Increase (Decrease) in Net Assets Resulting from Operations	1,272,433	304,755	10,473,405	8,325,326	2,281,272

Increase (Decrease) in Net Assets from Contract Transactions	9,801,516	4,548,921	2,916,023	(5,199,626)	(3,341,582)

Total Increase (Decrease) in Net Assets	11,073,949	4,853,676	13,389,428	3,125,700	(1,060,310)

Net Assets as of December 31, 2017:	$11,073,949	$4,853,676	$51,088,578	$30,878,068	$13,398,953

Investment Income:
Reinvested Dividends	—	63,735	127,503	555,909	11,977
Investment Expense:
Mortality and Expense Risk and Administrative Charges	171,285	51,846	663,271	423,183	202,380

Net Investment Income (Loss)	(171,285)	11,889	(535,768)	132,726	(190,403)
Increase (Decrease) in Net Assets from Operations:
Capital Gain Distributions	560,619	—	3,915,151	3,090,812	3,183,348
Realized Gain (Loss) on Investments	298,827	88,070	3,160,471	(999,986)	(1,164,803)

Net Realized Capital Gains (Losses) on Investments	859,446	88,070	7,075,622	2,090,826	2,018,545
Net Change in Unrealized Appreciation (Depreciation)	(1,465,802)	(673,306)	(5,971,976)	(7,691,110)	(1,885,902)

Net Gain (Loss) on Investment	(606,356)	(585,236)	1,103,646	(5,600,284)	132,643
Net Increase (Decrease) in Net Assets Resulting from Operations	(777,641)	(573,347)	567,878	(5,467,558)	(57,760)

Increase (Decrease) in Net Assets from Contract Transactions	(884,974)	(1,804,786)	(11,698,760)	(922,826)	(1,938,309)

Total Increase (Decrease) in Net Assets	(1,662,615)	(2,378,133)	(11,130,882)	(6,390,384)	(1,996,069)

Net Assets as of December 31, 2018:	$9,411,334	$2,475,543	$39,957,696	$24,487,684	$11,402,884

See Accompanying Notes.

(1)	See Footnote 1

20

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

1. Organization

Merrill Lynch Life Variable Annuity Separate Account A (the Separate Account) is a segregated investment account of Transamerica Advisors Life Insurance Company (TALIC), an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. TALIC and the Separate Account are regulated by the Securities and Exchange Commission. The assets and liabilities of the Separate Account are clearly identified and distinguished from TALIC’s other assets and liabilities. The Separate Account consists of multiple investment subaccounts. Each subaccount invests exclusively in the corresponding portfolio of a Mutual Fund. Each Mutual Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended. Activity in these specified investment subaccounts is available to contract owners of Merrill Lynch Investor Choice Annuity®, Merrill Lynch Retirement Plus®, Merrill Lynch Retirement Power®, and Merrill Lynch Retirement Optimizer.

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
AB Variable Products Series Fund, Inc.	AB Variable Products Series Fund, Inc.
AB Global Thematic Growth Class A Shares	AB Global Thematic Growth Portfolio Class A Shares
AB Growth and Income Class A Shares	AB Growth and Income Portfolio Class A Shares
AB International Value Class A Shares	AB International Value Portfolio Class A Shares
AB Large Cap Growth Class A Shares	AB Large Cap Growth Portfolio Class A Shares
AB Small/Mid Cap Value Class A Shares	AB Small/Mid Cap Value Portfolio Class A Shares
AB Value Class A Shares	AB Value Portfolio Class A Shares
American Century Variable Series Funds, Inc.	American Century Variable Series Funds, Inc.
American Century VP Ultra® Class I Shares	American Century VP Ultra® Fund Class I Shares
American Funds Insurance Series ®	American Funds Insurance Series ®
American Funds—Asset Allocation Class 2 Shares	American Funds—Asset Allocation Fund Class 2 Shares
American Funds—Bond Class 2 Shares	American Funds—Bond Fund Class 2 Shares
American Funds—Growth Class 2 Shares	American Funds—Growth Fund Class 2 Shares
American Funds—Growth-Income Class 2 Shares	American Funds—Growth-Income Fund Class 2 Shares
American Funds—International Class 2 Shares	American Funds—International Fund Class 2 Shares
BlackRock Funds, Inc.	BlackRock Funds, Inc.
BlackRock Advantage Large Cap Core V.I. Class I Shares	BlackRock Advantage Large Cap Core V.I. Fund Class I Shares
BlackRock Advantage Large Cap Value V.I. Class I Shares	BlackRock Advantage Large Cap Value V.I. Fund Class I Shares
BlackRock Advantage U.S. Total Market V.I. Class I Shares	BlackRock Advantage U.S. Total Market V.I. Fund Class I Shares
BlackRock Basic Value V.I. Class I Shares	BlackRock Basic Value V.I. Fund Class I
BlackRock Capital Appreciation V.I. Class I Shares	BlackRock Capital Appreciation V.I. Fund Class I
BlackRock Equity Dividend V.I. Class I Shares	BlackRock Equity Dividend V.I. Fund Class I Shares
BlackRock Global Allocation V.I. Class I Shares	BlackRock Global Allocation V.I. Fund Class I Shares
BlackRock Government Money Market V.I. Class I Shares	BlackRock Government Money Markety V.I. Fund Class I Shares
BlackRock High Yield V.I. Class I Shares	BlackRock High Yield V.I. Fund Class I Shares
BlackRock International V.I. Class I Shares	BlackRock International V.I. Fund Class I Shares
BlackRock Large Cap Focus Growth V.I. Class I Shares	BlackRock Large Cap Focus Growth V.I. Fund Class I Shares
BlackRock Managed Volatility V.I. Class I Shares	BlackRock Managed Volatility V.I. Fund Class I Shares
BlackRock S&P 500 Index V.I. Class I Shares	BlackRock S&P 500 Index V.I. Fund Class I Shares
BlackRock Total Return V.I. Class I Shares	BlackRock Total Return V.I. Fund Class I

21

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

1. Organization (continued)

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
BlackRock Funds, Inc.	BlackRock Funds, Inc.
BlackRock U.S. Government Bond V.I. Class I Shares	BlackRock U.S. Government Bond V.I. Fund Class I Shares
Davis Variable Account Fund, Inc.	Davis Variable Account Fund, Inc.
Davis Value	Davis Value Portfolio
Eaton Vance Variable Trust	Eaton Vance Variable Trust
Eaton Vance VT Floating-Rate Income	Eaton Vance VT Floating-Rate Income Fund
Federated Insurance Series	Federated Insurance Series
Federated Kaufmann II Primary Shares	Federated Kaufmann II Fund Primary Shares
Federated Managed Volatility II Primary Shares	Federated Managed Volatility II Fund Primary Shares
Franklin Templeton Variable Insurance Products Trust	Franklin Templeton Variable Insurance Products Trust
Franklin Templeton Foreign Class 2 Shares	Franklin Templeton Foreign Fund Class 2
Franklin Templeton Growth Class 2 Shares	Franklin Templeton Growth Fund Class 2
AIM Variable Insurance Funds—(Invesco Variable Insurance)	AIM Variable Insurance Funds—(Invesco Variable Insurance)
Invesco V.I. American Franchise Series I Shares	Invesco V.I. American Franchise Fund Series I Shares
Invesco V.I. Comstock Series I Shares	Invesco V.I. Comstock Fund Series I Shares
Invesco V.I. Core Equity Series I Shares	Invesco V.I. Core Equity Fund Series I Shares
Invesco V.I. International Growth Series I Shares	Invesco V.I. International Growth Fund Series I Shares
Invesco V.I. Mid Cap Core Equity Series I Shares	Invesco V.I. Mid Cap Core Equity Fund Series I Shares
Invesco V.I. Value Opportunities Series I Shares	Invesco V.I. Value Opportunities Fund Series I Shares
Janus Aspen Series	Janus Aspen Series
Janus Henderson—Enterprise Service Shares	Janus Henderson—Enterprise Portfolio Service Shares
Janus Henderson—Forty Service Shares	Janus Henderson—Forty Portfolio Service Shares
MFS® Variable Insurance Trust	MFS® Variable Insurance Trust
MFS® Growth Initial Class	MFS® Growth Series Initial Class
Oppenheimer Variable Account Funds	Oppenheimer Variable Account Funds
Oppenheimer Main Street® Service Shares	Oppenheimer Main Street Service Fund®/VA Class
PIMCO Variable Insurance Trust	PIMCO Variable Insurance Trust
PIMCO CommodityRealReturn® Strategy Administrative Class	PIMCO CommodityRealReturn® Strategy Administrative Portfolio Class
PIMCO Low Duration Administrative Class	PIMCO Low Duration Administrative Portfolio Class
PIMCO Real Return Administrative Class	PIMCO Real Return Administrative Portfolio Class
PIMCO Total Return Administrative Class	PIMCO Total Return Administrative Portfolio Class
Pioneer Variable Contracts Trust	Pioneer Variable Contracts Trust
Pioneer High Yield VCT Class II Shares	Pioneer High Yield VCT Portfolio Class II Shares
Pioneer Variable Contracts Trust	Pioneer Variable Contracts Trust
Pioneer Real Estate Shares VCT Class II Shares	Pioneer Real Estate Shares VCT Portfolio Class II Shares
Transamerica Series Trust	Transamerica Series Trust
TA Barrow Hanley Dividend Focused Service Class	Transamerica Barrow Hanley Dividend Focused VP Service Class
TA BlackRock Global Allocation Service Class	Transamerica BlackRock Global Allocation VP Service Class
TA BlackRock Smart Beta 40 Service Class	Transamerica BlackRock Smart Beta 40 VP Service Class
TA Greystone International Growth Initial Class	Transamerica Greystone International Growth VP Initial Class
TA Janus Balanced Service Class	Transamerica Janus Balanced VP Service Class
TA Janus Mid-Cap Growth Service Class	Transamerica Janus Mid-Cap Growth VP Service Class
TA Jennison Growth Initial Class	Transamerica Jennison Growth VP Initial Class

22

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

1. Organization (continued)

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
Transamerica Series Trust	Transamerica Series Trust
TA JPMorgan Enhanced Index Initial Class	Transamerica JPMorgan Enhanced Index VP Initial Class
TA Legg Mason Dynamic Allocation—Balanced Service Class	Transamerica Legg Mason Dynamic Allocation—Balanced VP Service Class
TA Legg Mason Dynamic Allocation—Growth Service Class	Transamerica Legg Mason Dynamic Allocation—Growth VP Service Class
TA Managed Risk—Balanced ETF Service Class	Transamerica Managed Risk—Balanced ETF VP Service Class
TA Managed Risk—Conservative ETF Service Class	Transamerica Managed Risk—Conservative ETF VP Service Class
TA Managed Risk—Growth ETF Service Class	Transamerica Managed Risk—Growth ETF VP Service Class
TA Market Participation Strategy Service Class	Transamerica Market Paticipation Strategy VP Service Class
TA Multi-Managed Balanced Service Class	Transamerica Multi-Managed Balanced VP Service Class
TA PIMCO Tactical—Balanced Service Class	Transamerica PIMCO Tactical—Balanced VP Service Class
TA PIMCO Tactical—Conservative Service Class	Transamerica PIMCO Tactical—Conservative VP Service Class
TA PIMCO Tactical—Growth Service Class	Transamerica PIMCO Tactical—Growth VP Service Class
TA QS Investors Active Asset Allocation—Conservative Service Class	Transamerica QS Investors Active Asset Allocation—Conservative VP Service Class
TA QS Investors Active Asset Allocation—Moderate Service Class	Transamerica QS Investors Active Asset Allocation—Moderate VP Service Class
TA QS Investors Active Asset Allocation—Moderate Growth Service Class	Transamerica QS Investors Active Asset Allocation—Moderate Growth VP Service Class
TA Small/Mid Cap Value Service Class	Transamerica Small/Mid Cap Value VP Service Class
TA T. Rowe Price Small Cap Initial Class	Transamerica T. Rowe Price Small Cap VP Initial Class
TA TS&W International Equity Service Class	Transamerica TS&W International Equity VP Service Class
TA WMC US Growth Service Class	Transamerica WMC US Growth VP Service Class
Wanger Advisors Trust	Wanger Advisors Trust
Wanger International	Wanger International
Wanger USA	Wanger USA

Each period reported on reflects a full twelve month period except as follows:

Subaccount	Inception Date
Federated Managed Volatility II Primary Shares	August 17, 2018
TA Greystone International Growth Initial Class	August 18, 2017
TA Jennison Growth Initial Class	August 18, 2017
TA JPMorgan Enhanced Index Initial Class	August 18, 2017
TA T. Rowe Price Small Cap Initial Class	August 18, 2017
TA TS&W International Equity Service Class	August 18, 2017
TA BlackRock Global Allocation Service Class	March 27, 2017
TA Janus Balanced Service Class	March 27, 2017
TA Multi-Managed Balanced Service Class	March 27, 2017
TA Barrow Hanley Dividend Focused Service Class	February 5, 2014

23

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

1. Organization (continued)

The following subaccount name changes were made effective during the fiscal year ended December 31, 2018:

Subaccount	Formerly
TA BlackRock Smart Beta 40 Service Class	TA AB Dynamic Allocation Service Class
TA Greystone International Growth Initial Class	TA MFS International Equity Initial Class

During the current year the following subaccounts were liquidated and subsequently reinvested:

Reinvested Subaccount	Liquidated Subaccount
Federated Managed Volatility II Primary Shares	Federated Managed Tail Risk II Primary Shares

24

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

2. Summary of Significant Accounting Policies

The financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for variable annuity separate accounts registered as unit investment trusts. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions regarding matters that affect the reported amount of assets and liabilities. Actual results could differ from those estimates.

Investments

Net purchase payments received by the Separate Account are invested in the portfolios of the Mutual Funds as selected by the contract owner. Investments are stated at the closing net asset values per share on December 31, 2018.

Realized capital gains and losses from sales of shares in the Separate Account are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from investments in the Mutual Funds are included in the Statements of Operations and Changes in Net Assets.

Dividend Income

Dividends received from the Mutual Fund investments are reinvested to purchase additional mutual fund shares.

Fair Value Measurements and Fair Value Hierarchy

The Accounting Standards Codification™ (ASC) 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the nature of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Separate Account has categorized its financial instruments into a three level hierarchy which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Assets and Liabilities are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

All investments in the Mutual Funds included in the Statements of Assets and Liabilities are stated at fair value and are based upon published closing NAV per share and therefore are considered Level 1.

There were no transfers between Level 1, Level 2 and Level 3 during the year ended December 31, 2018.

25

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

3. Investments

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2018 were as follows:

Subaccount	Purchases	Sales
AB Global Thematic Growth Class A Shares	$1,168,369	$1,292,080
AB Growth and Income Class A Shares	1,484,884	2,004,557
AB International Value Class A Shares	390,497	670,969
AB Large Cap Growth Class A Shares	10,392,127	13,244,209
AB Small/Mid Cap Value Class A Shares	790,575	942,680
AB Value Class A Shares	124,192	309,048
American Century VP Ultra® Class I Shares	1,785,003	1,920,388
American Funds—Asset Allocation Class 2 Shares	2,626,165	2,894,966
American Funds—Bond Class 2 Shares	1,506,455	1,540,159
American Funds—Growth Class 2 Shares	5,881,035	8,979,944
American Funds—Growth-Income Class 2 Shares	3,553,094	5,899,514
American Funds—International Class 2 Shares	10,260,986	12,095,516
BlackRock Advantage Large Cap Core V.I. Class I Shares	22,664,837	24,898,806
BlackRock Advantage Large Cap Value V.I. Class I Shares	10,477,356	13,562,324
BlackRock Advantage U.S. Total Market V.I. Class I Shares	15,755,571	21,742,110
BlackRock Basic Value V.I. Class I Shares	27,947,555	32,920,368
BlackRock Capital Appreciation V.I. Class I Shares	40,482,664	30,155,602
BlackRock Equity Dividend V.I. Class I Shares	1,243,321	2,284,030
BlackRock Global Allocation V.I. Class I Shares	21,147,217	64,389,206
BlackRock Government Money Market V.I. Class I Shares	40,655,040	34,658,484
BlackRock High Yield V.I. Class I Shares	6,820,268	16,423,854
BlackRock International V.I. Class I Shares	6,890,371	12,236,214
BlackRock Large Cap Focus Growth V.I. Class I Shares	9,905,554	14,326,956
BlackRock Managed Volatility V.I. Class I Shares	579,800	2,041,327
BlackRock S&P 500 Index V.I. Class I Shares	17,185,673	26,484,471
BlackRock Total Return V.I. Class I Shares	12,973,374	26,455,085
BlackRock U.S. Government Bond V.I. Class I Shares	3,455,638	11,766,783
Davis Value	15,930,741	11,945,408
Eaton Vance VT Floating-Rate Income	1,159,611	755,053
Federated Kaufmann II Primary Shares	5,121,420	4,651,414
Federated Managed Volatility II Primary Shares	2,316,224	97,290
Franklin Templeton Foreign Class 2 Shares	57,401	252,356
Franklin Templeton Growth Class 2 Shares	313,833	320,855
Invesco V.I. American Franchise Series I Shares	1,392,378	2,524,333
Invesco V.I. Comstock Series I Shares	13,616,332	18,087,047
Invesco V.I. Core Equity Series I Shares	4,666,191	7,899,528

26

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

3. Investments (continued)

Subaccount	Purchases	Sales
Invesco V.I. International Growth Series I Shares	$755,814	$949,566
Invesco V.I. Mid Cap Core Equity Series I Shares	794,143	603,057
Invesco V.I. Value Opportunities Series I Shares	30,267	7,767
Janus Henderson—Enterprise Service Shares	63,192	53,445
Janus Henderson—Forty Service Shares	1,492,822	1,533,943
MFS® Growth Initial Class	10,094,018	11,848,234
Oppenheimer Main Street® Service Shares	271,311	86,894
PIMCO CommodityRealReturn® Strategy Administrative Class	1,031,224	1,628,863
PIMCO Low Duration Administrative Class	6,425,655	12,748,846
PIMCO Real Return Administrative Class	3,094,036	6,410,195
PIMCO Total Return Administrative Class	16,372,417	35,569,953
Pioneer High Yield VCT Class II Shares	412,841	631,084
Pioneer Real Estate Shares VCT Class II Shares	457,376	926,471
TA Barrow Hanley Dividend Focused Service Class	5,854,386	9,232,004
TA BlackRock Global Allocation Service Class	127,322	1,088
TA BlackRock Smart Beta 40 Service Class	36,449	70,663
TA Greystone International Growth Initial Class	1,679,081	5,003,649
TA Janus Balanced Service Class	1,309,189	71,343
TA Janus Mid-Cap Growth Service Class	2,089,199	5,806,767
TA Jennison Growth Initial Class	477,329	515,452
TA JPMorgan Enhanced Index Initial Class	352,456	116,361
TA Legg Mason Dynamic Allocation—Balanced Service Class	348,443	255,674
TA Legg Mason Dynamic Allocation—Growth Service Class	224,306	41,214
TA Managed Risk—Balanced ETF Service Class	1,094,409	602,261
TA Managed Risk—Conservative ETF Service Class	1,915,165	882,398
TA Managed Risk—Growth ETF Service Class	399,990	229,870
TA Market Participation Strategy Service Class	1,184	272
TA Multi-Managed Balanced Service Class	192,007	53,195
TA PIMCO Tactical—Balanced Service Class	572,845	42,378
TA PIMCO Tactical—Conservative Service Class	506,216	307,231
TA PIMCO Tactical—Growth Service Class	182,343	52,098
TA QS Investors Active Asset Allocation—Conservative Service Class	190,025	130,490
TA QS Investors Active Asset Allocation—Moderate Service Class	1,385,186	244,386
TA QS Investors Active Asset Allocation—Moderate Growth Service Class	443,050	469,135
TA Small/Mid Cap Value Service Class	6,830,187	6,997,582
TA T. Rowe Price Small Cap Initial Class	1,379,523	1,875,160

27

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

3. Investments (continued)

Subaccount	Purchases	Sales
TA TS&W International Equity Service Class	$497,619	$2,290,517
TA WMC US Growth Service Class	7,112,677	15,432,059
Wanger International	7,730,822	5,430,108
Wanger USA	4,180,516	3,125,880

28

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

4. Change in Units

The change in units outstanding were as follows:

	Year Ended December 31, 2018			Year Ended December 31, 2017
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
AB Global Thematic Growth Class A Shares	98,115	(103,160)	(5,045)	158,524	(59,289)	99,235
AB Growth and Income Class A Shares	23,952	(75,262)	(51,310)	9,942	(68,207)	(58,265)
AB International Value Class A Shares	49,343	(85,015)	(35,672)	54,949	(37,083)	17,866
AB Large Cap Growth Class A Shares	15,519	(300,898)	(285,379)	51,000	(363,180)	(312,180)
AB Small/Mid Cap Value Class A Shares	13,935	(29,758)	(15,823)	29,930	(41,104)	(11,174)
AB Value Class A Shares	6,407	(16,807)	(10,400)	13,826	(23,156)	(9,330)
American Century VP Ultra® Class I Shares	35,405	(67,812)	(32,407)	83,010	(40,035)	42,975
American Funds—Asset Allocation Class 2 Shares	87,035	(122,530)	(35,495)	31,675	(66,201)	(34,526)
American Funds—Bond Class 2 Shares	113,163	(121,378)	(8,215)	114,751	(184,034)	(69,283)
American Funds—Growth Class 2 Shares	76,059	(278,432)	(202,373)	121,534	(316,096)	(194,562)
American Funds—Growth-Income Class 2 Shares	78,024	(223,907)	(145,883)	61,578	(135,085)	(73,507)
American Funds—International Class 2 Shares	286,243	(518,211)	(231,968)	267,545	(892,739)	(625,194)
BlackRock Advantage Large Cap Core V.I. Class I Shares	37,840	(360,743)	(322,903)	39,426	(405,034)	(365,608)
BlackRock Advantage Large Cap Value V.I. Class I Shares	68,206	(463,211)	(395,005)	143,742	(386,603)	(242,861)
BlackRock Advantage U.S. Total Market V.I. Class I Shares	51,854	(262,787)	(210,933)	39,577	(251,635)	(212,058)
BlackRock Basic Value V.I. Class I Shares	153,701	(648,735)	(495,034)	205,048	(735,112)	(530,064)
BlackRock Capital Appreciation V.I. Class I Shares	240,792	(1,218,014)	(977,222)	190,968	(1,148,740)	(957,772)
BlackRock Equity Dividend V.I. Class I Shares	4,922	(36,374)	(31,452)	3,581	(43,269)	(39,688)
BlackRock Global Allocation V.I. Class I Shares	163,684	(1,766,600)	(1,602,916)	187,998	(1,672,286)	(1,484,288)
BlackRock Government Money Market V.I. Class I Shares	3,242,097	(2,823,977)	418,120	1,845,589	(2,520,912)	(675,323)
BlackRock High Yield V.I. Class I Shares	91,809	(484,230)	(392,421)	139,692	(428,984)	(289,292)
BlackRock International V.I. Class I Shares	160,770	(552,123)	(391,353)	248,956	(428,801)	(179,845)
BlackRock Large Cap Focus Growth V.I. Class I Shares	87,652	(517,073)	(429,421)	108,328	(532,695)	(424,367)
BlackRock Managed Volatility V.I. Class I Shares	11,429	(71,895)	(60,466)	21,730	(89,102)	(67,372)
BlackRock S&P 500 Index V.I. Class I Shares	339,607	(722,082)	(382,475)	367,748	(750,240)	(382,492)
BlackRock Total Return V.I. Class I Shares	558,027	(1,391,533)	(833,506)	541,636	(909,157)	(367,521)
BlackRock U.S. Government Bond V.I. Class I Shares	134,547	(581,480)	(446,933)	117,944	(452,191)	(334,247)

29

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

4. Change in Units (continued)

	Year Ended December 31, 2018			Year Ended December 31, 2017
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
Davis Value	189,802	(501,792)	(311,990)	101,786	(485,810)	(384,024)
Eaton Vance VT Floating-Rate Income	74,736	(51,415)	23,321	100,351	(93,004)	7,347
Federated Kaufmann II Primary Shares	97,881	(137,817)	(39,936)	70,445	(165,603)	(95,158)
Federated Managed Volatility II Primary Shares	228,849	(8,845)	220,004	—	—	—
Franklin Templeton Foreign Class 2 Shares	—	(13,478)	(13,478)	3,676	(33,001)	(29,325)
Franklin Templeton Growth Class 2 Shares	6,350	(17,048)	(10,698)	7,136	(19,689)	(12,553)
Invesco V.I. American Franchise Series I Shares	6,418	(119,110)	(112,692)	37,648	(188,598)	(150,950)
Invesco V.I. Comstock Series I Shares	198,511	(712,470)	(513,959)	168,662	(667,624)	(498,962)
Invesco V.I. Core Equity Series I Shares	82,422	(389,354)	(306,932)	47,967	(335,453)	(287,486)
Invesco V.I. International Growth Series I Shares	39,028	(59,157)	(20,129)	12,918	(94,390)	(81,472)
Invesco V.I. Mid Cap Core Equity Series I Shares	17,677	(26,616)	(8,939)	10,575	(39,780)	(29,205)
Invesco V.I. Value Opportunities Series I Shares	—	(219)	(219)	—	(742)	(742)
Janus Henderson—Enterprise Service Shares	1,281	(1,671)	(390)	3,501	(10,224)	(6,723)
Janus Henderson—Forty Service Shares	20,938	(54,297)	(33,359)	65,589	(79,218)	(13,629)
MFS® Growth Initial Class	131,589	(310,406)	(178,817)	81,611	(311,540)	(229,929)
Oppenheimer Main Street® Service Shares	7,172	(3,302)	3,870	2,866	(2,385)	481
PIMCO CommodityRealReturn® Strategy Administrative Class	136,216	(232,832)	(96,616)	206,850	(221,527)	(14,677)
PIMCO Low Duration Administrative Class	465,678	(1,020,481)	(554,803)	584,203	(650,645)	(66,442)
PIMCO Real Return Administrative Class	174,379	(446,655)	(272,276)	276,315	(384,692)	(108,377)
PIMCO Total Return Administrative Class	589,365	(1,980,839)	(1,391,474)	804,267	(1,771,524)	(967,257)
Pioneer High Yield VCT Class II Shares	16,626	(33,895)	(17,269)	53,470	(29,842)	23,628
Pioneer Real Estate Shares VCT Class II Shares	11,731	(51,836)	(40,105)	23,505	(36,154)	(12,649)
TA Barrow Hanley Dividend Focused Service Class	383,516	(622,068)	(238,552)	100,451	(883,508)	(783,057)
TA BlackRock Global Allocation Service Class	12,010	(15)	11,995	3,209	(542)	2,667
TA BlackRock Smart Beta 40 Service Class	2,462	(5,650)	(3,188)	2,810	(4,660)	(1,850)
TA Greystone International Growth Initial Class	121,839	(469,785)	(347,946)	3,084,422	(128,436)	2,955,986
TA Janus Balanced Service Class	113,964	(5,697)	108,267	36,353	(12,201)	24,152

30

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

4. Change in Units (continued)

	Year Ended December 31, 2018			Year Ended December 31, 2017
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)
TA Janus Mid-Cap Growth Service Class	68,014	(315,500)	(247,486)	35,371	(379,495)	(344,124)
TA Jennison Growth Initial Class	28,517	(42,835)	(14,318)	146,707	(11,494)	135,213
TA JPMorgan Enhanced Index Initial Class	25,588	(9,085)	16,503	95,492	(1,550)	93,942
TA Legg Mason Dynamic Allocation—Balanced Service Class	27,827	(21,108)	6,719	12,651	(32,314)	(19,663)
TA Legg Mason Dynamic Allocation—Growth Service Class	17,473	(3,046)	14,427	3,606	(74)	3,532
TA Managed Risk—Balanced ETF Service Class	79,491	(44,202)	35,289	47,321	(24,733)	22,588
TA Managed Risk—Conservative ETF Service Class	146,390	(67,895)	78,495	99,092	(43,438)	55,654
TA Managed Risk—Growth ETF Service Class	24,104	(12,895)	11,209	159,303	(24,393)	134,910
TA Market Participation Strategy Service Class	—	—	—	1,551	—	1,551
TA Multi-Managed Balanced Service Class	16,463	(4,810)	11,653	6,562	(7)	6,555
TA PIMCO Tactical—Balanced Service Class	36,406	(2,471)	33,935	28,489	(9,390)	19,099
TA PIMCO Tactical—Conservative Service Class	32,166	(24,005)	8,161	23,637	(9,558)	14,079
TA PIMCO Tactical—Growth Service Class	10,556	(3,666)	6,890	2,743	(1,662)	1,081
TA QS Investors Active Asset Allocation—Conservative Service Class	11,855	(7,403)	4,452	13,661	(3,790)	9,871
TA QS Investors Active Asset Allocation—Moderate Service Class	111,534	(17,122)	94,412	86,080	(10,620)	75,460
TA QS Investors Active Asset Allocation—Moderate Growth Service Class	31,476	(35,064)	(3,588)	9,515	(1,580)	7,935
TA Small/Mid Cap Value Service Class	153,239	(300,998)	(147,759)	95,503	(448,795)	(353,292)
TA T. Rowe Price Small Cap Initial Class	74,340	(145,384)	(71,044)	1,067,646	(68,563)	999,083
TA TS&W International Equity Service Class	42,124	(218,334)	(176,210)	472,013	(15,902)	456,111
TA WMC US Growth Service Class	170,133	(749,880)	(579,747)	736,060	(560,211)	175,849
Wanger International	287,972	(331,004)	(43,032)	237,552	(585,146)	(347,594)
Wanger USA	36,077	(95,959)	(59,882)	8,456	(140,213)	(131,757)

31

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2018			Year Ended December 31, 2017
Subaccount	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)
AB Global Thematic Growth Class A Shares	$1,182,727	$(1,206,319)	$(23,592)	$1,765,057	$(612,254)	$1,152,803
AB Growth and Income Class A Shares	589,748	(1,892,312)	(1,302,564)	221,435	(1,516,455)	(1,295,020)
AB International Value Class A Shares	361,558	(641,781)	(280,223)	420,052	(273,265)	146,787
AB Large Cap Growth Class A Shares	609,570	(12,078,251)	(11,468,681)	1,667,878	(11,601,306)	(9,933,428)
AB Small/Mid Cap Value Class A Shares	397,187	(877,880)	(480,693)	793,973	(1,085,387)	(291,414)
AB Value Class A Shares	111,444	(293,642)	(182,198)	232,993	(376,223)	(143,230)
American Century VP Ultra® Class I Shares	968,214	(1,818,186)	(849,972)	1,922,578	(899,818)	1,022,760
American Funds—Asset Allocation Class 2 Shares	1,888,532	(2,709,408)	(820,876)	649,275	(1,360,601)	(711,326)
American Funds—Bond Class 2 Shares	1,351,228	(1,447,593)	(96,365)	1,411,284	(2,247,784)	(836,500)
American Funds—Growth Class 2 Shares	2,284,861	(8,446,315)	(6,161,454)	3,086,821	(8,093,626)	(5,006,805)
American Funds—Growth-Income Class 2 Shares	1,924,408	(5,593,899)	(3,669,491)	1,345,289	(2,941,507)	(1,596,218)
American Funds—International Class 2 Shares	6,000,985	(11,081,595)	(5,080,610)	4,844,069	(17,433,397)	(12,589,328)
BlackRock Advantage Large Cap Core V.I. Class I Shares	1,858,892	(22,980,418)	(21,121,526)	1,653,805	(21,877,908)	(20,224,103)
BlackRock Advantage Large Cap Value V.I. Class I Shares	1,795,478	(12,678,468)	(10,882,990)	3,327,550	(9,531,790)	(6,204,240)
BlackRock Advantage U.S. Total Market V.I. Class I Shares	2,851,295	(20,146,715)	(17,295,420)	1,900,526	(16,476,425)	(14,575,899)
BlackRock Basic Value V.I. Class I Shares	4,876,606	(30,451,599)	(25,574,993)	5,921,975	(30,395,351)	(24,473,376)
BlackRock Capital Appreciation V.I. Class I Shares	5,492,701	(28,467,952)	(22,975,251)	3,630,358	(21,952,176)	(18,321,818)
BlackRock Equity Dividend V.I. Class I Shares	287,822	(2,139,863)	(1,852,041)	192,702	(2,385,011)	(2,192,309)
BlackRock Global Allocation V.I. Class I Shares	4,602,728	(59,657,009)	(55,054,281)	4,919,692	(53,502,981)	(48,583,289)
BlackRock Government Money Market V.I. Class I Shares	39,568,541	(33,755,904)	5,812,637	20,796,092	(29,965,676)	(9,169,584)
BlackRock High Yield V.I. Class I Shares	2,347,689	(15,374,429)	(13,026,740)	3,388,245	(13,493,454)	(10,105,209)
BlackRock International V.I. Class I Shares	3,184,844	(11,386,601)	(8,201,757)	4,705,048	(8,347,917)	(3,642,869)
BlackRock Large Cap Focus Growth V.I. Class I Shares	2,305,405	(13,391,842)	(11,086,437)	2,358,810	(11,383,070)	(9,024,260)
BlackRock Managed Volatility V.I. Class I Shares	302,424	(1,904,219)	(1,601,795)	561,710	(2,302,977)	(1,741,267)
BlackRock S&P 500 Index V.I. Class I Shares	10,331,218	(24,845,181)	(14,513,963)	9,983,769	(22,733,707)	(12,749,938)
BlackRock Total Return V.I. Class I Shares	9,660,826	(24,841,775)	(15,180,949)	8,596,627	(16,428,797)	(7,832,170)
BlackRock U.S. Government Bond V.I. Class I Shares	2,358,506	(11,075,578)	(8,717,072)	2,068,690	(8,735,273)	(6,666,583)

32

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2018			Year Ended December 31, 2017
Subaccount	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)
Davis Value	$4,096,479	$(11,103,472)	$(7,006,993)	$2,058,403	$(9,681,862)	$(7,623,459)
Eaton Vance VT Floating-Rate Income	1,038,945	(713,305)	325,640	1,370,844	(1,266,013)	104,831
Federated Kaufmann II Primary Shares	3,120,355	(4,317,216)	(1,196,861)	1,811,758	(4,222,930)	(2,411,172)
Federated Managed Volatility II Primary Shares	2,316,515	(86,281)	2,230,234	—	—	—
Franklin Templeton Foreign Class 2 Shares	—	(222,581)	(222,581)	59,837	(547,549)	(487,712)
Franklin Templeton Growth Class 2 Shares	114,067	(296,247)	(182,180)	116,688	(323,335)	(206,647)
Invesco V.I. American Franchise Series I Shares	130,549	(2,246,346)	(2,115,797)	646,271	(3,084,319)	(2,438,048)
Invesco V.I. Comstock Series I Shares	4,414,449	(17,029,478)	(12,615,029)	3,579,225	(14,259,496)	(10,680,271)
Invesco V.I. Core Equity Series I Shares	1,561,881	(7,374,161)	(5,812,280)	859,817	(6,072,246)	(5,212,429)
Invesco V.I. International Growth Series I Shares	544,204	(830,364)	(286,160)	186,101	(1,330,193)	(1,144,092)
Invesco V.I. Mid Cap Core Equity Series I Shares	369,939	(563,555)	(193,616)	213,301	(808,591)	(595,290)
Invesco V.I. Value Opportunities Series I Shares	—	(3,623)	(3,623)	—	(11,587)	(11,587)
Janus Henderson—Enterprise Service Shares	35,653	(45,853)	(10,200)	84,340	(237,689)	(153,349)
Janus Henderson—Forty Service Shares	562,290	(1,441,994)	(879,704)	1,457,638	(1,777,591)	(319,953)
MFS® Growth Initial Class	5,016,007	(11,015,689)	(5,999,682)	2,539,376	(8,470,848)	(5,931,472)
Oppenheimer Main Street® Service Shares	169,465	(73,734)	95,731	64,370	(52,435)	11,935
PIMCO CommodityRealReturn® Strategy Administrative Class	863,088	(1,510,670)	(647,582)	1,321,595	(1,420,235)	(98,640)
PIMCO Low Duration Administrative Class	5,523,841	(12,045,450)	(6,521,609)	6,990,277	(7,777,358)	(787,081)
PIMCO Real Return Administrative Class	2,358,834	(5,973,900)	(3,615,066)	3,742,258	(5,223,646)	(1,481,388)
PIMCO Total Return Administrative Class	9,737,638	(33,240,512)	(23,502,874)	13,112,413	(30,234,255)	(17,121,842)
Pioneer High Yield VCT Class II Shares	294,371	(595,684)	(301,313)	936,661	(522,851)	413,810
Pioneer Real Estate Shares VCT Class II Shares	200,262	(898,164)	(697,902)	417,415	(641,720)	(224,305)
TA Barrow Hanley Dividend Focused Service Class	4,929,745	(8,510,835)	(3,581,090)	1,297,198	(11,284,991)	(9,987,793)
TA BlackRock Global Allocation Service Class	126,652	(159)	126,493	34,144	(5,724)	28,420
TA BlackRock Smart Beta 40 Service Class	27,417	(62,178)	(34,761)	30,989	(51,102)	(20,113)
TA Greystone International Growth Initial Class	1,256,903	(4,685,057)	(3,428,154)	30,800,260	(1,325,872)	29,474,388

33

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

4. Change in Unit Dollars (continued)

	Year Ended December 31, 2018			Year Ended December 31, 2017
Subaccount	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)	Units Purchased in Dollars	Units Redeemed and Transferred to/from in Dollars	Dollar Net Increase (Decrease)
TA Janus Balanced Service Class	$1,293,887	$(63,215)	$1,230,672	$379,741	$(127,765)	$251,976
TA Janus Mid-Cap Growth Service Class	1,110,713	(5,476,094)	(4,365,381)	501,202	(5,560,701)	(5,059,499)
TA Jennison Growth Initial Class	329,816	(496,979)	(167,163)	1,454,724	(122,825)	1,331,899
TA JPMorgan Enhanced Index Initial Class	282,778	(99,749)	183,029	940,084	(16,203)	923,881
TA Legg Mason Dynamic Allocation—Balanced Service Class	337,154	(246,758)	90,396	147,830	(375,075)	(227,245)
TA Legg Mason Dynamic Allocation—Growth Service Class	222,638	(38,837)	183,801	42,071	(902)	41,169
TA Managed Risk—Balanced ETF Service Class	1,026,041	(549,105)	476,936	600,034	(297,209)	302,825
TA Managed Risk—Conservative ETF Service Class	1,805,755	(828,964)	976,791	1,185,076	(517,890)	667,186
TA Managed Risk—Growth ETF Service Class	341,822	(180,473)	161,349	2,113,913	(317,096)	1,796,817
TA Market Participation Strategy Service Class	—	—	—	19,128	1	19,129
TA Multi-Managed Balanced Service Class	179,031	(50,820)	128,211	69,363	(79)	69,284
TA PIMCO Tactical—Balanced Service Class	464,880	(30,469)	434,411	348,416	(116,342)	232,074
TA PIMCO Tactical—Conservative Service Class	394,743	(292,229)	102,514	285,415	(111,840)	173,575
TA PIMCO Tactical—Growth Service Class	141,504	(47,864)	93,640	34,082	(21,161)	12,921
TA QS Investors Active Asset Allocation—Conservative Service Class	139,149	(88,180)	50,969	155,186	(42,552)	112,634
TA QS Investors Active Asset Allocation—Moderate Service Class	1,344,849	(208,736)	1,136,113	1,036,815	(120,302)	916,513
TA QS Investors Active Asset Allocation—Moderate Growth Service Class	416,896	(443,277)	(26,381)	114,686	(18,405)	96,281
TA Small/Mid Cap Value Service Class	3,022,348	(6,478,138)	(3,455,790)	1,930,385	(8,868,192)	(6,937,807)
TA T. Rowe Price Small Cap Initial Class	827,066	(1,712,040)	(884,974)	10,528,569	(727,053)	9,801,516
TA TS&W International Equity Service Class	441,116	(2,245,902)	(1,804,786)	4,712,106	(163,185)	4,548,921
TA WMC US Growth Service Class	3,090,318	(14,789,078)	(11,698,760)	12,065,407	(9,149,384)	2,916,023
Wanger International	4,115,341	(5,038,167)	(922,826)	2,928,023	(8,127,649)	(5,199,626)
Wanger USA	997,806	(2,936,115)	(1,938,309)	212,461	(3,554,043)	(3,341,582)

34

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

5. Financial Highlights

The Separate Account offers various death benefit options, which have differing fees that are charged against the contract owner’s account balance. These charges are discussed in more detail in the individual’s policy. Differences in the fee structures for these units result in different unit values, expense ratios, and total returns.

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
AB Global Thematic Growth Class A Shares
12/31/2018	611,610	$10.56	to	$10.56	$6,458,469	—%	1.35%	to	1.35%	(11.01)%	to	(11.01)%
12/31/2017	616,655	11.87	to	11.87	7,317,604	0.45	1.35	to	1.35	34.84	to	34.84
12/31/2016	517,420	8.80	to	8.80	4,553,559	—	1.35	to	1.35	(1.95)	to	(1.95)
12/31/2015	658,320	8.98	to	8.98	5,908,959	—	1.35	to	1.35	1.51	to	1.51
12/31/2014	670,936	8.84	to	8.84	5,932,626	—	1.35	to	1.35	3.65	to	3.65
AB Growth and Income Class A Shares
12/31/2018	265,326	23.12	to	23.06	6,120,476	0.99	1.55	to	1.59	(7.07)	to	(7.11)
12/31/2017	316,636	24.88	to	24.83	7,862,414	1.43	1.55	to	1.59	17.10	to	17.06
12/31/2016	374,901	21.24	to	21.21	7,952,696	0.96	1.55	to	1.59	9.59	to	9.55
12/31/2015	451,640	19.38	to	19.36	8,745,120	1.42	1.55	to	1.59	0.14	to	0.10
12/31/2014	501,877	19.36	to	19.34	9,708,201	1.36	1.55	to	1.59	7.86	to	7.81
AB International Value Class A Shares
12/31/2018	270,115	6.35	to	5.98	1,658,224	1.52	1.25	to	1.75	(23.75)	to	(24.14)
12/31/2017	305,787	8.32	to	7.89	2,472,180	2.32	1.25	to	1.75	23.87	to	23.25
12/31/2016	287,921	6.72	to	6.40	1,884,218	1.27	1.25	to	1.75	(1.73)	to	(2.22)
12/31/2015	307,916	6.84	to	6.54	2,055,706	2.27	1.25	to	1.75	1.32	to	0.81
12/31/2014	369,084	6.75	to	6.49	2,436,222	3.96	1.25	to	1.75	(7.38)	to	(7.84)
AB Large Cap Growth Class A Shares
12/31/2018	2,145,346	40.84	to	14.56	80,335,873	—	1.35	to	1.59	1.20	to	0.95
12/31/2017	2,430,725	40.36	to	14.43	90,071,167	—	1.35	to	1.59	30.22	to	29.91
12/31/2016	2,742,905	30.99	to	11.11	77,691,483	—	1.35	to	1.59	1.26	to	1.01
12/31/2015	3,097,798	30.61	to	10.99	85,700,451	—	1.35	to	1.59	9.62	to	9.36
12/31/2014	3,443,083	27.92	to	10.05	86,492,980	—	1.35	to	1.59	12.61	to	12.34
AB Small/Mid Cap Value Class A Shares
12/31/2018	161,560	25.30	to	23.57	3,928,634	0.47	1.25	to	1.75	(16.09)	to	(16.51)
12/31/2017	177,383	30.15	to	28.23	5,156,908	0.46	1.25	to	1.75	11.75	to	11.19
12/31/2016	188,557	26.98	to	25.39	4,917,465	0.62	1.25	to	1.75	23.54	to	22.93
12/31/2015	200,380	21.84	to	20.65	4,245,502	0.78	1.25	to	1.75	(6.66)	to	(7.13)
12/31/2014	213,587	23.40	to	22.24	4,861,574	0.70	1.25	to	1.75	7.84	to	7.30
AB Value Class A Shares
12/31/2018	60,232	15.37	to	14.31	895,956	1.24	1.25	to	1.75	(16.23)	to	(16.65)
12/31/2017	70,632	18.35	to	17.17	1,257,249	1.24	1.25	to	1.75	12.17	to	11.61
12/31/2016	79,962	16.36	to	15.39	1,271,194	1.91	1.25	to	1.75	10.17	to	9.62
12/31/2015	77,790	14.85	to	14.04	1,124,628	2.12	1.25	to	1.75	(8.11)	to	(8.56)
12/31/2014	100,028	16.16	to	15.35	1,578,849	1.90	1.25	to	1.75	9.72	to	9.17
American Century VP Ultra® Class I Shares
12/31/2018	305,403	25.84	to	24.06	7,558,916	0.25	1.25	to	1.75	(0.50)	to	(1.00)
12/31/2017	337,810	25.97	to	24.31	8,411,163	0.35	1.25	to	1.75	30.59	to	29.94
12/31/2016	294,835	19.88	to	18.71	5,620,633	0.35	1.25	to	1.75	3.15	to	2.64
12/31/2015	323,245	19.28	to	18.23	5,973,800	0.45	1.25	to	1.75	4.95	to	4.43
12/31/2014	346,530	18.37	to	17.45	6,108,309	0.39	1.25	to	1.75	8.63	to	8.09
American Funds—Asset Allocation Class 2 Shares
12/31/2018	561,461	21.34	to	19.88	11,645,357	1.67	1.40	to	1.90	(5.94)	to	(6.41)
12/31/2017	596,956	22.69	to	21.24	13,185,213	1.52	1.40	to	1.90	14.62	to	14.05
12/31/2016	631,482	19.79	to	18.62	12,178,489	1.59	1.40	to	1.90	7.89	to	7.36
12/31/2015	663,914	18.35	to	17.34	11,877,354	1.59	1.40	to	1.90	(0.01)	to	(0.51)
12/31/2014	757,226	18.35	to	17.43	13,561,488	1.42	1.40	to	1.90	3.93	to	3.41

35

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
American Funds—Bond Class 2 Shares
12/31/2018	548,880	$12.48	to	$11.63	$6,643,514	2.40%	1.40%	to	1.90%	(2.10)%	to	(2.59)%
12/31/2017	557,095	12.75	to	11.94	6,903,954	1.85	1.40	to	1.90	2.23	to	1.72
12/31/2016	626,378	12.47	to	11.73	7,593,306	1.64	1.40	to	1.90	1.52	to	1.01
12/31/2015	669,423	12.29	to	11.62	8,010,696	1.60	1.40	to	1.90	(1.12)	to	(1.61)
12/31/2014	803,217	12.43	to	11.81	9,731,937	1.92	1.40	to	1.90	3.81	to	3.30
American Funds—Growth Class 2 Shares
12/31/2018	1,072,621	28.83	to	26.86	29,941,164	0.41	1.40	to	1.90	(1.64)	to	(2.14)
12/31/2017	1,274,994	29.32	to	27.44	36,238,553	0.49	1.40	to	1.90	26.51	to	25.89
12/31/2016	1,469,556	23.17	to	21.80	33,061,531	0.76	1.40	to	1.90	7.97	to	7.43
12/31/2015	1,614,552	21.46	to	20.29	33,729,037	0.57	1.40	to	1.90	5.37	to	4.85
12/31/2014	1,926,117	20.37	to	19.35	38,265,417	0.76	1.40	to	1.90	7.00	to	6.47
American Funds—Growth-Income Class 2 Shares
12/31/2018	751,366	23.90	to	22.26	17,380,057	1.37	1.40	to	1.90	(3.16)	to	(3.65)
12/31/2017	897,249	24.68	to	23.11	21,497,596	1.38	1.40	to	1.90	20.69	to	20.09
12/31/2016	970,756	20.45	to	19.24	19,294,213	1.43	1.40	to	1.90	9.98	to	9.43
12/31/2015	1,106,081	18.60	to	17.58	20,022,266	1.26	1.40	to	1.90	0.04	to	(0.45)
12/31/2014	1,311,170	18.59	to	17.66	23,757,254	1.21	1.40	to	1.90	9.10	to	8.55
American Funds—International Class 2 Shares
12/31/2018	3,176,653	19.38	to	18.05	59,487,172	1.66	1.40	to	1.90	(14.35)	to	(14.78)
12/31/2017	3,408,621	22.63	to	21.18	74,691,804	1.21	1.40	to	1.90	30.31	to	29.67
12/31/2016	4,033,815	17.37	to	16.34	67,989,809	1.26	1.40	to	1.90	2.10	to	1.59
12/31/2015	4,968,610	17.01	to	16.08	82,197,497	1.49	1.40	to	1.90	(5.85)	to	(6.32)
12/31/2014	5,059,861	18.07	to	17.17	89,137,801	1.34	1.40	to	1.90	(4.01)	to	(4.49)
BlackRock Advantage Large Cap Core V.I. Class I Shares
12/31/2018	2,333,718	24.29	to	22.62	132,202,845	1.42	1.25	to	1.75	(6.41)	to	(6.88)
12/31/2017	2,656,621	25.95	to	24.29	161,705,768	1.28	1.25	to	1.75	20.82	to	20.21
12/31/2016	3,022,229	21.48	to	20.21	152,381,811	1.19	1.25	to	1.75	9.19	to	8.64
12/31/2015	3,456,613	19.67	to	18.60	159,242,122	1.09	1.25	to	1.75	(0.73)	to	(1.23)
12/31/2014	3,968,506	19.82	to	18.83	184,327,237	0.95	1.25	to	1.75	10.96	to	10.41
BlackRock Advantage Large Cap Value V.I. Class I Shares
12/31/2018	2,551,970	21.31	to	19.85	62,512,745	1.85	1.25	to	1.75	(9.35)	to	(9.81)
12/31/2017	2,946,975	23.51	to	22.01	79,832,694	1.56	1.25	to	1.75	15.77	to	15.20
12/31/2016	3,189,836	20.31	to	19.11	74,819,920	1.30	1.25	to	1.75	12.19	to	11.63
12/31/2015	3,554,394	18.10	to	17.12	74,306,395	1.13	1.25	to	1.75	(2.95)	to	(3.43)
12/31/2014	4,009,872	18.65	to	17.72	86,543,344	1.10	1.25	to	1.75	10.74	to	10.19
BlackRock Advantage U.S. Total Market V.I. Class I Shares
12/31/2018	1,567,924	23.24	to	21.65	107,451,752	1.23	1.25	to	1.75	(7.56)	to	(8.02)
12/31/2017	1,778,857	25.15	to	23.54	133,237,946	0.89	1.25	to	1.75	12.64	to	12.08
12/31/2016	1,990,915	22.32	to	21.00	132,464,219	0.28	1.25	to	1.75	22.12	to	21.51
12/31/2015	2,203,951	18.28	to	17.28	120,080,586	0.26	1.25	to	1.75	(7.77)	to	(8.23)
12/31/2014	2,523,138	19.82	to	18.83	148,905,942	0.25	1.25	to	1.75	3.91	to	3.40
BlackRock Basic Value V.I. Class I Shares
12/31/2018	3,704,485	20.41	to	19.01	166,459,462	1.75	1.25	to	1.75	(9.00)	to	(9.46)
12/31/2017	4,199,519	22.43	to	20.99	208,261,903	1.51	1.25	to	1.75	6.90	to	6.37
12/31/2016	4,729,583	20.98	to	19.74	219,362,118	1.49	1.25	to	1.75	16.72	to	16.14
12/31/2015	5,746,001	17.97	to	16.99	217,894,767	1.47	1.25	to	1.75	(7.12)	to	(7.58)
12/31/2014	6,388,905	19.35	to	18.39	264,366,927	1.38	1.25	to	1.75	8.56	to	8.02
BlackRock Capital Appreciation V.I. Class I Shares
12/31/2018	5,289,519	26.65	to	24.82	110,829,085	—	1.25	to	1.75	1.11	to	0.61
12/31/2017	6,266,741	26.35	to	24.67	130,477,239	—	1.25	to	1.75	31.58	to	30.92
12/31/2016	7,224,513	20.03	to	18.84	114,878,701	—	1.25	to	1.75	(1.15)	to	(1.64)
12/31/2015	8,018,766	20.26	to	19.16	128,766,041	—	1.25	to	1.75	5.64	to	5.11
12/31/2014	9,303,077	19.18	to	18.22	141,803,779	—	1.25	to	1.75	7.43	to	6.89

36

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
BlackRock Equity Dividend V.I. Class I Shares
12/31/2018	170,813	$54.00	to	$54.00	$9,223,249	1.93%	1.35%	to	1.35%	(8.42)%	to	(8.42)%
12/31/2017	202,265	58.96	to	58.96	11,925,176	1.75	1.35	to	1.35	15.18	to	15.18
12/31/2016	241,953	51.19	to	51.19	12,385,242	1.77	1.35	to	1.35	14.84	to	14.84
12/31/2015	285,073	44.57	to	44.57	12,707,046	1.62	1.35	to	1.35	(1.95)	to	(1.95)
12/31/2014	333,732	45.46	to	45.46	15,171,337	1.80	1.35	to	1.35	7.88	to	7.88
BlackRock Global Allocation V.I. Class I Shares
12/31/2018	9,772,637	20.18	to	18.80	330,835,345	0.91	1.25	to	1.75	(8.49)	to	(8.95)
12/31/2017	11,375,553	22.05	to	20.64	417,660,409	1.28	1.25	to	1.75	12.45	to	11.89
12/31/2016	12,859,841	19.61	to	18.45	417,309,687	1.25	1.25	to	1.75	2.82	to	2.31
12/31/2015	14,380,662	19.07	to	18.03	452,777,998	1.09	1.25	to	1.75	(1.94)	to	(2.43)
12/31/2014	16,006,982	19.45	to	18.48	513,849,684	2.09	1.25	to	1.75	0.84	to	0.34
BlackRock Government Money Market V.I. Class I Shares
12/31/2018	7,011,565	9.95	to	9.26	88,575,781	1.60	1.25	to	1.75	0.34	to	(0.17)
12/31/2017	6,593,445	9.91	to	9.28	82,579,365	0.64	1.25	to	1.75	(0.60)	to	(1.09)
12/31/2016	7,268,768	9.97	to	9.38	92,394,288	0.13	1.25	to	1.75	(1.11)	to	(1.60)
12/31/2015	7,790,452	10.08	to	9.53	99,611,561	—	1.25	to	1.75	(1.23)	to	(1.73)
12/31/2014	8,947,885	10.21	to	9.70	115,500,514	—	1.25	to	1.75	(1.24)	to	(1.73)
BlackRock High Yield V.I. Class I Shares
12/31/2018	2,398,476	19.47	to	18.13	74,253,534	5.48	1.25	to	1.75	(3.87)	to	(4.35)
12/31/2017	2,790,897	20.25	to	18.96	90,443,375	5.17	1.25	to	1.75	5.99	to	5.46
12/31/2016	3,080,189	19.11	to	17.98	95,184,463	5.46	1.25	to	1.75	11.51	to	10.96
12/31/2015	3,477,507	17.14	to	16.20	96,416,242	5.11	1.25	to	1.75	(4.77)	to	(5.25)
12/31/2014	3,966,130	18.00	to	17.10	116,222,862	5.37	1.25	to	1.75	1.61	to	1.10
BlackRock International V.I. Class I Shares
12/31/2018	3,357,454	14.08	to	13.12	57,801,027	2.62	1.25	to	1.75	(22.80)	to	(23.19)
12/31/2017	3,748,807	18.24	to	17.08	83,696,547	—	1.25	to	1.75	29.48	to	28.84
12/31/2016	3,928,652	14.09	to	13.26	67,944,515	1.67	1.25	to	1.75	(0.85)	to	(1.35)
12/31/2015	4,406,035	14.21	to	13.44	76,791,050	1.05	1.25	to	1.75	(3.96)	to	(4.44)
12/31/2014	5,002,445	14.80	to	14.06	90,791,035	1.80	1.25	to	1.75	(6.37)	to	(6.84)
BlackRock Large Cap Focus Growth V.I. Class I Shares
12/31/2018	2,925,988	28.05	to	26.12	68,807,315	—	1.25	to	1.75	1.73	to	1.22
12/31/2017	3,355,409	27.57	to	25.81	77,695,399	0.04	1.25	to	1.75	27.95	to	27.32
12/31/2016	3,779,776	21.55	to	20.27	68,622,461	0.67	1.25	to	1.75	6.55	to	6.02
12/31/2015	4,240,773	20.22	to	19.12	72,400,387	0.57	1.25	to	1.75	1.45	to	0.95
12/31/2014	4,774,055	19.93	to	18.94	80,541,954	0.54	1.25	to	1.75	12.75	to	12.18
BlackRock Managed Volatility V.I. Class I Shares
12/31/2018	372,449	26.30	to	26.30	9,796,302	1.71	1.35	to	1.35	(0.34)	to	(0.34)
12/31/2017	432,915	26.39	to	26.39	11,425,775	0.33	1.35	to	1.35	3.58	to	3.58
12/31/2016	500,287	25.48	to	25.48	12,748,126	0.80	1.35	to	1.35	0.34	to	0.34
12/31/2015	571,301	25.39	to	25.39	14,507,658	—	1.35	to	1.35	(1.90)	to	(1.90)
12/31/2014	662,398	25.89	to	25.89	17,146,464	—	1.35	to	1.35	0.91	to	0.91
BlackRock S&P 500 Index V.I. Class I Shares
12/31/2018	3,972,195	24.24	to	22.58	124,920,891	0.99	1.25	to	1.75	(5.80)	to	(6.27)
12/31/2017	4,354,670	25.74	to	24.09	147,006,583	1.67	1.25	to	1.75	20.00	to	19.40
12/31/2016	4,737,162	21.45	to	20.18	133,801,141	1.89	1.25	to	1.75	10.21	to	9.67
12/31/2015	4,931,105	19.46	to	18.40	126,558,124	1.89	1.25	to	1.75	(0.20)	to	(0.70)
12/31/2014	5,472,352	19.50	to	18.53	140,958,110	1.68	1.25	to	1.75	11.89	to	11.33
BlackRock Total Return V.I. Class I Shares
12/31/2018	6,297,785	13.66	to	12.72	117,824,934	2.78	1.25	to	1.75	(1.70)	to	(2.19)
12/31/2017	7,131,291	13.89	to	13.01	135,613,494	2.52	1.25	to	1.75	2.31	to	1.80
12/31/2016	7,498,812	13.58	to	12.78	140,477,141	2.04	1.25	to	1.75	1.48	to	0.98
12/31/2015	7,002,656	13.38	to	12.65	135,905,073	2.10	1.25	to	1.75	(0.98)	to	(1.48)
12/31/2014	4,751,940	13.52	to	12.84	113,176,720	2.88	1.25	to	1.75	5.33	to	4.81

37

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
BlackRock U.S. Government Bond V.I. Class I Shares
12/31/2018	2,646,121	$12.55	to	$11.69	$51,178,408	2.18%	1.25%	to	1.75%	(0.96)%	to	(1.45)%
12/31/2017	3,093,054	12.67	to	11.86	60,629,989	2.09	1.25	to	1.75	0.25	to	(0.25)
12/31/2016	3,427,301	12.64	to	11.89	67,189,669	1.81	1.25	to	1.75	0.07	to	(0.43)
12/31/2015	3,882,105	12.63	to	11.94	75,499,558	2.01	1.25	to	1.75	(0.79)	to	(1.28)
12/31/2014	4,360,167	12.73	to	12.09	85,304,637	2.28	1.25	to	1.75	4.55	to	4.03
Davis Value
12/31/2018	2,928,421	19.50	to	18.16	55,481,837	0.83	1.25	to	1.75	(14.68)	to	(15.11)
12/31/2017	3,240,411	22.85	to	21.39	72,113,053	0.76	1.25	to	1.75	21.11	to	20.51
12/31/2016	3,624,435	18.87	to	17.75	66,645,842	1.24	1.25	to	1.75	10.50	to	9.95
12/31/2015	4,151,188	17.08	to	16.14	69,109,232	0.76	1.25	to	1.75	0.33	to	(0.17)
12/31/2014	4,730,289	17.02	to	16.17	78,649,084	0.91	1.25	to	1.75	4.74	to	4.22
Eaton Vance VT Floating-Rate Income
12/31/2018	256,450	14.03	to	13.06	3,468,039	3.78	1.15	to	1.65	(1.22)	to	(1.72)
12/31/2017	233,129	14.20	to	13.29	3,199,850	3.27	1.15	to	1.65	2.25	to	1.74
12/31/2016	225,782	13.89	to	13.07	3,035,336	3.49	1.15	to	1.65	7.70	to	7.17
12/31/2015	231,077	12.90	to	12.19	2,892,277	3.34	1.15	to	1.65	(2.12)	to	(2.61)
12/31/2014	272,250	13.18	to	12.52	3,486,430	3.15	1.15	to	1.65	(0.58)	to	(1.07)
Federated Kaufmann II Primary Shares
12/31/2018	952,789	30.30	to	28.22	27,710,888	—	1.25	to	1.75	2.55	to	2.03
12/31/2017	992,725	29.55	to	27.66	28,183,872	—	1.25	to	1.75	26.74	to	26.11
12/31/2016	1,087,883	23.32	to	21.93	24,410,908	—	1.25	to	1.75	2.38	to	1.87
12/31/2015	1,226,010	22.77	to	21.53	26,904,752	—	1.25	to	1.75	5.05	to	4.53
12/31/2014	1,332,039	21.68	to	20.60	27,866,728	—	1.25	to	1.75	8.35	to	7.81
Federated Managed Volatility II Primary Shares
12/31/2018(1)	220,004	9.19	to	9.17	2,020,040	—	1.25	to	1.75	—	to	—
Franklin Templeton Foreign Class 2 Shares
12/31/2018	120,421	15.07	to	14.03	1,752,984	2.70	1.15	to	1.65	(16.41)	to	(16.83)
12/31/2017	133,899	18.03	to	16.87	2,336,828	2.60	1.15	to	1.65	15.36	to	14.79
12/31/2016	163,224	15.63	to	14.70	2,476,543	1.97	1.15	to	1.65	5.95	to	5.43
12/31/2015	178,937	14.75	to	13.94	2,568,528	3.21	1.15	to	1.65	(7.56)	to	(8.02)
12/31/2014	195,277	15.96	to	15.16	3,041,383	1.86	1.15	to	1.65	(12.15)	to	(12.59)
Franklin Templeton Growth Class 2 Shares
12/31/2018	106,873	15.42	to	14.36	1,582,082	2.00	1.15	to	1.65	(15.83)	to	(16.25)
12/31/2017	117,571	18.32	to	17.15	2,074,103	1.60	1.15	to	1.65	17.15	to	16.57
12/31/2016	130,124	15.64	to	14.71	1,966,681	2.07	1.15	to	1.65	8.37	to	7.83
12/31/2015	152,076	14.43	to	13.64	2,131,546	2.48	1.15	to	1.65	(7.56)	to	(8.02)
12/31/2014	177,242	15.61	to	14.83	2,690,608	1.34	1.15	to	1.65	(3.93)	to	(4.41)
Invesco V.I. American Franchise Series I Shares
12/31/2018	1,054,353	17.84	to	10.32	17,358,042	—	1.35	to	1.59	(4.92)	to	(5.15)
12/31/2017	1,167,045	18.77	to	10.89	20,225,060	0.08	1.35	to	1.59	25.64	to	25.34
12/31/2016	1,317,995	14.94	to	8.68	18,217,296	—	1.35	to	1.59	0.90	to	0.66
12/31/2015	1,544,019	14.80	to	8.63	20,973,901	—	1.35	to	1.59	3.60	to	3.35
12/31/2014	1,753,319	14.29	to	8.35	22,987,398	0.04	1.35	to	1.59	6.99	to	6.73
Invesco V.I. Comstock Series I Shares
12/31/2018	3,259,212	20.78	to	19.36	67,764,066	1.68	1.25	to	1.75	(13.26)	to	(13.70)
12/31/2017	3,773,171	23.96	to	22.43	90,599,876	2.17	1.25	to	1.75	16.39	to	15.81
12/31/2016	4,272,133	20.59	to	19.37	88,179,004	1.50	1.25	to	1.75	15.85	to	15.27
12/31/2015	5,280,644	17.77	to	16.80	93,965,544	1.90	1.25	to	1.75	(7.15)	to	(7.61)
12/31/2014	5,844,438	19.14	to	18.19	112,237,514	1.28	1.25	to	1.75	8.03	to	7.49

38

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
Invesco V.I. Core Equity Series I Shares
12/31/2018	2,159,367	$16.98	to	$16.46	$36,614,142	0.88%	1.35%	to	1.59%	(10.62)%	to	(10.83)%
12/31/2017	2,466,299	18.99	to	18.46	46,790,872	1.02	1.35	to	1.59	11.66	to	11.39
12/31/2016	2,753,785	17.01	to	16.57	46,789,592	0.75	1.35	to	1.59	8.79	to	8.53
12/31/2015	3,067,796	15.63	to	15.27	47,914,819	1.11	1.35	to	1.59	(7.03)	to	(7.26)
12/31/2014	3,452,119	16.82	to	16.47	57,997,517	0.85	1.35	to	1.59	6.70	to	6.44
Invesco V.I. International Growth Series I Shares
12/31/2018	546,792	21.84	to	12.15	6,860,331	2.07	1.55	to	1.59	(16.29)	to	(16.33)
12/31/2017	566,921	26.09	to	14.51	8,497,518	1.41	1.55	to	1.59	21.12	to	21.07
12/31/2016	648,393	21.54	to	11.99	8,048,773	1.41	1.55	to	1.59	(1.98)	to	(2.02)
12/31/2015	706,413	21.98	to	12.24	8,921,287	1.46	1.55	to	1.59	(3.85)	to	(3.88)
12/31/2014	758,608	22.86	to	12.73	9,972,468	1.50	1.55	to	1.59	(1.21)	to	(1.25)
Invesco V.I. Mid Cap Core Equity Series I Shares
12/31/2018	135,879	19.54	to	18.20	2,551,100	0.51	1.25	to	1.75	(12.46)	to	(12.90)
12/31/2017	144,818	22.32	to	20.90	3,114,210	0.53	1.25	to	1.75	13.49	to	12.93
12/31/2016	174,023	19.67	to	18.50	3,304,222	0.07	1.25	to	1.75	12.03	to	11.47
12/31/2015	210,439	17.56	to	16.60	3,574,789	0.34	1.25	to	1.75	(5.22)	to	(5.69)
12/31/2014	240,038	18.53	to	17.60	4,314,562	0.04	1.25	to	1.75	3.14	to	2.62
Invesco V.I. Value Opportunities Series I Shares
12/31/2018	16,760	14.17	to	13.20	230,775	0.32	1.25	to	1.75	(20.19)	to	(20.59)
12/31/2017	16,979	17.75	to	16.62	293,508	0.39	1.25	to	1.75	15.98	to	15.41
12/31/2016	17,721	15.31	to	14.40	264,558	0.41	1.25	to	1.75	16.87	to	16.29
12/31/2015	17,977	13.10	to	12.38	230,102	2.69	1.25	to	1.75	(11.52)	to	(11.96)
12/31/2014	18,533	14.80	to	14.07	268,769	1.29	1.25	to	1.75	5.29	to	4.77
Janus Henderson—Enterprise Service Shares
12/31/2018	19,742	26.14	to	24.64	502,361	0.13	1.15	to	1.65	(1.81)	to	(2.30)
12/31/2017	20,132	26.62	to	25.22	522,823	0.53	1.15	to	1.65	25.64	to	25.01
12/31/2016	26,855	21.19	to	20.18	554,440	0.70	1.15	to	1.65	10.83	to	10.27
12/31/2015	27,033	19.12	to	18.30	505,058	0.72	1.15	to	1.65	2.58	to	2.07
12/31/2014	33,200	18.64	to	17.92	605,113	0.03	1.15	to	1.65	10.96	to	10.41
Janus Henderson—Forty Service Shares
12/31/2018	238,201	25.33	to	23.87	5,825,664	1.20	1.15	to	1.65	0.55	to	0.04
12/31/2017	271,560	25.19	to	23.86	6,629,807	—	1.15	to	1.65	28.51	to	27.88
12/31/2016	285,189	19.60	to	18.66	5,438,914	0.86	1.15	to	1.65	0.78	to	0.28
12/31/2015	304,849	19.45	to	18.61	5,790,226	1.22	1.15	to	1.65	10.66	to	10.11
12/31/2014	353,171	17.57	to	16.90	6,078,235	0.03	1.15	to	1.65	7.23	to	6.69
MFS® Growth Initial Class
12/31/2018	2,032,233	40.49	to	13.76	69,779,000	0.09	1.35	to	1.59	1.28	to	1.04
12/31/2017	2,211,050	39.97	to	13.62	74,249,905	0.10	1.35	to	1.59	29.65	to	29.34
12/31/2016	2,440,979	30.83	to	10.53	62,439,324	0.04	1.35	to	1.59	1.07	to	0.83
12/31/2015	2,766,624	30.50	to	10.44	69,353,786	0.15	1.35	to	1.59	6.12	to	5.86
12/31/2014	3,166,109	28.75	to	9.86	72,759,027	0.10	1.35	to	1.59	7.48	to	7.23
Oppenheimer Main Street® Service Shares
12/31/2018	42,583	22.02	to	20.51	911,918	0.96	1.15	to	1.65	(9.15)	to	(9.61)
12/31/2017	38,713	24.24	to	22.69	911,459	1.03	1.15	to	1.65	15.31	to	14.73
12/31/2016	38,232	21.02	to	19.78	782,328	0.84	1.15	to	1.65	10.03	to	9.48
12/31/2015	35,994	19.11	to	18.06	670,406	0.63	1.15	to	1.65	1.93	to	1.42
12/31/2014	40,957	18.74	to	17.81	750,864	0.59	1.15	to	1.65	9.14	to	8.59
PIMCO CommodityRealReturn® Strategy Administrative Class
12/31/2018	1,315,751	5.85	to	5.45	7,423,665	2.09	1.25	to	1.75	(15.21)	to	(15.63)
12/31/2017	1,412,367	6.90	to	6.46	9,419,538	11.01	1.25	to	1.75	0.89	to	0.38
12/31/2016	1,427,044	6.84	to	6.43	9,455,115	1.10	1.25	to	1.75	13.73	to	13.16
12/31/2015	1,620,130	6.01	to	5.68	9,460,158	4.39	1.25	to	1.75	(26.63)	to	(27.00)
12/31/2014	1,397,628	8.20	to	7.79	11,153,741	0.35	1.25	to	1.75	(19.44)	to	(19.84)

39

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
PIMCO Low Duration Administrative Class
12/31/2018	3,796,153	$12.16	to	$11.46	$44,803,746	1.91%	1.25%	to	1.75%	(0.91)%	to	(1.41)%
12/31/2017	4,350,956	12.27	to	11.63	51,933,905	1.34	1.25	to	1.75	0.09	to	(0.41)
12/31/2016	4,417,398	12.26	to	11.67	52,806,154	1.49	1.25	to	1.75	0.15	to	(0.35)
12/31/2015	4,737,019	12.24	to	11.71	56,687,517	3.31	1.25	to	1.75	(0.93)	to	(1.43)
12/31/2014	5,365,872	12.36	to	11.88	64,974,776	1.13	1.25	to	1.75	(0.40)	to	(0.90)
PIMCO Real Return Administrative Class
12/31/2018	2,091,521	13.72	to	12.78	27,693,008	2.47	1.25	to	1.75	(3.43)	to	(3.91)
12/31/2017	2,363,797	14.21	to	13.30	32,489,395	2.37	1.25	to	1.75	2.37	to	1.86
12/31/2016	2,472,174	13.88	to	13.06	33,264,101	2.24	1.25	to	1.75	3.89	to	3.38
12/31/2015	2,794,806	13.36	to	12.63	36,285,782	3.87	1.25	to	1.75	(3.91)	to	(4.39)
12/31/2014	3,098,337	13.91	to	13.21	41,971,308	1.42	1.25	to	1.75	1.81	to	1.30
PIMCO Total Return Administrative Class
12/31/2018	10,491,439	15.85	to	14.77	176,625,425	2.54	1.25	to	1.75	(1.77)	to	(2.27)
12/31/2017	11,882,913	16.14	to	15.11	204,209,624	2.02	1.25	to	1.75	3.62	to	3.10
12/31/2016	12,850,170	15.58	to	14.65	214,097,316	2.09	1.25	to	1.75	1.40	to	0.90
12/31/2015	15,259,469	15.36	to	14.52	250,105,414	4.66	1.25	to	1.75	(0.80)	to	(1.29)
12/31/2014	20,168,753	15.48	to	14.71	330,794,260	2.16	1.25	to	1.75	2.98	to	2.47
Pioneer High Yield VCT Class II Shares
12/31/2018	148,851	17.36	to	16.17	2,498,228	4.46	1.20	to	1.70	(5.10)	to	(5.57)
12/31/2017	166,120	18.29	to	17.12	2,944,511	4.31	1.20	to	1.70	5.73	to	5.21
12/31/2016	142,492	17.30	to	16.28	2,396,021	4.68	1.20	to	1.70	12.41	to	11.86
12/31/2015	161,235	15.39	to	14.55	2,418,404	4.50	1.20	to	1.70	(5.38)	to	(5.85)
12/31/2014	174,918	16.26	to	15.45	2,777,952	4.49	1.20	to	1.70	(1.49)	to	(1.98)
Pioneer Real Estate Shares VCT Class II Shares
12/31/2018	100,093	16.81	to	15.93	1,646,161	2.35	1.25	to	1.75	(8.69)	to	(9.15)
12/31/2017	140,198	18.41	to	17.53	2,532,040	2.28	1.25	to	1.75	2.02	to	1.51
12/31/2016	152,847	18.05	to	17.27	2,708,236	3.26	1.25	to	1.75	4.51	to	3.99
12/31/2015	140,752	17.27	to	16.61	2,392,081	1.95	1.25	to	1.75	3.22	to	2.70
12/31/2014	203,951	16.73	to	16.17	3,355,682	2.48	1.25	to	1.75	28.94	to	28.30
TA Barrow Hanley Dividend Focused Service Class
12/31/2018	3,569,691	12.31	to	12.01	43,400,276	1.92	1.25	to	1.75	(12.79)	to	(13.23)
12/31/2017	3,808,243	14.11	to	13.84	53,221,333	2.14	1.25	to	1.75	14.69	to	14.12
12/31/2016	4,591,300	12.31	to	12.13	56,088,136	2.12	1.25	to	1.75	13.17	to	12.61
12/31/2015	2,963,883	10.87	to	10.77	32,071,221	1.67	1.25	to	1.75	(5.03)	to	(5.50)
12/31/2014(1)	3,239,492	11.45	to	11.40	37,003,104	1.44	1.25	to	1.75	—	to	—
TA BlackRock Global Allocation Service Class
12/31/2018	14,662	9.82	to	9.82	143,925	0.59	1.55	to	1.59	(9.05)	to	(9.09)
12/31/2017(1)	2,667	10.80	to	10.80	28,797	—	1.55	to	1.59	—	to	—
TA BlackRock Smart Beta 40 Service Class
12/31/2018	48,326	11.03	to	10.45	516,092	1.65	1.25	to	1.75	(5.62)	to	(6.09)
12/31/2017	51,514	11.69	to	11.13	584,771	1.51	1.25	to	1.75	8.16	to	7.63
12/31/2016	53,364	10.81	to	10.34	561,515	1.30	1.25	to	1.75	0.73	to	0.23
12/31/2015	45,345	10.73	to	10.32	476,487	1.10	1.25	to	1.75	(1.66)	to	(2.15)
12/31/2014	43,449	10.91	to	10.54	464,227	0.83	1.25	to	1.75	4.05	to	3.53
TA Greystone International Growth Initial Class
12/31/2018	2,608,040	8.58	to	8.58	22,381,298	1.21	1.35	to	1.35	(18.82)	to	(18.82)
12/31/2017(1)	2,955,986	10.57	to	10.57	31,246,587	—	1.35	to	1.35	—	to	—
TA Janus Balanced Service Class
12/31/2018	132,419	10.96	to	10.87	1,446,353	1.04	1.25	to	1.75	(1.31)	to	(1.81)
12/31/2017(1)	24,152	11.11	to	11.07	267,949	0.84	1.25	to	1.75	—	to	—

40

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA Janus Mid-Cap Growth Service Class
12/31/2018	1,214,087	$16.20	to	$15.65	$19,335,112	—%	1.25%	to	1.75%	(2.69)%	to	(3.18)%
12/31/2017	1,461,573	16.65	to	16.16	23,976,771	—	1.25	to	1.75	27.14	to	26.51
12/31/2016	1,805,697	13.10	to	12.77	23,354,699	—	1.25	to	1.75	(3.51)	to	(3.99)
12/31/2015	1,872,942	13.57	to	13.30	25,164,595	—	1.25	to	1.75	(6.44)	to	(6.91)
12/31/2014	2,001,159	14.51	to	14.29	28,810,795	—	1.25	to	1.75	(1.50)	to	(1.99)
TA Jennison Growth Initial Class
12/31/2018	120,895	10.75	to	10.67	1,296,275	0.02	1.15	to	1.65	(2.00)	to	(2.49)
12/31/2017(1)	135,213	10.97	to	10.95	1,481,999	—	1.15	to	1.65	—	to	—
TA JPMorgan Enhanced Index Initial Class
12/31/2018	110,445	10.08	to	10.01	1,111,092	1.12	1.15	to	1.65	(7.09)	to	(7.56)
12/31/2017(1)	93,942	10.85	to	10.83	1,018,701	—	1.15	to	1.65	—	to	—
TA Legg Mason Dynamic Allocation—Balanced Service Class
12/31/2018	55,150	11.48	to	11.48	633,083	1.70	1.35	to	1.35	(4.62)	to	(4.62)
12/31/2017	48,431	12.04	to	12.04	582,865	1.04	1.35	to	1.35	8.99	to	8.99
12/31/2016	68,094	11.04	to	11.04	751,922	1.03	1.35	to	1.35	(2.00)	to	(2.00)
12/31/2015	64,908	11.27	to	11.27	731,357	0.92	1.35	to	1.35	(3.39)	to	(3.39)
12/31/2014	57,541	11.66	to	11.66	671,088	0.68	1.35	to	1.35	7.03	to	7.03
TA Legg Mason Dynamic Allocation—Growth Service Class
12/31/2018	27,578	12.01	to	12.01	331,239	0.96	1.35	to	1.35	(6.02)	to	(6.02)
12/31/2017	13,151	12.78	to	12.78	168,068	0.99	1.35	to	1.35	11.69	to	11.69
12/31/2016	9,619	11.44	to	11.44	110,064	0.56	1.35	to	1.35	(2.31)	to	(2.31)
12/31/2015	22,834	11.71	to	11.71	267,453	0.44	1.35	to	1.35	(4.25)	to	(4.25)
12/31/2014	42,443	12.23	to	12.23	519,191	0.69	1.35	to	1.35	6.73	to	6.73
TA Managed Risk—Balanced ETF Service Class
12/31/2018	334,959	12.12	to	12.12	4,061,348	1.73	1.35	to	1.35	(5.83)	to	(5.83)
12/31/2017	299,670	12.88	to	12.88	3,858,554	1.63	1.35	to	1.35	11.92	to	11.92
12/31/2016	277,082	11.50	to	11.50	3,187,688	1.80	1.35	to	1.35	2.36	to	2.36
12/31/2015	357,600	11.24	to	11.24	4,018,958	1.25	1.35	to	1.35	(3.09)	to	(3.09)
12/31/2014	286,854	11.60	to	11.60	3,326,558	1.31	1.35	to	1.35	3.15	to	3.15
TA Managed Risk—Conservative ETF Service Class
12/31/2018	356,948	11.76	to	11.76	4,198,200	1.95	1.35	to	1.35	(4.90)	to	(4.90)
12/31/2017	278,453	12.37	to	12.37	3,443,574	1.79	1.35	to	1.35	9.55	to	9.55
12/31/2016	222,799	11.29	to	11.29	2,515,182	1.95	1.35	to	1.35	2.68	to	2.68
12/31/2015	127,400	10.99	to	10.99	1,400,630	1.47	1.35	to	1.35	(2.02)	to	(2.02)
12/31/2014	134,948	11.22	to	11.22	1,514,195	1.36	1.35	to	1.35	3.83	to	3.83
TA Managed Risk—Growth ETF Service Class
12/31/2018	273,090	12.99	to	12.99	3,547,352	1.59	1.35	to	1.35	(8.41)	to	(8.41)
12/31/2017	261,881	14.18	to	14.18	3,714,112	2.08	1.35	to	1.35	16.89	to	16.89
12/31/2016	126,971	12.13	to	12.13	1,540,592	1.34	1.35	to	1.35	3.27	to	3.27
12/31/2015	189,095	11.75	to	11.75	2,221,748	1.49	1.35	to	1.35	(4.81)	to	(4.81)
12/31/2014	112,528	12.34	to	12.34	1,388,916	1.56	1.35	to	1.35	2.58	to	2.58
TA Market Participation Strategy Service Class
12/31/2018	1,551	12.25	to	12.25	18,999	0.37	1.35	to	1.35	(4.04)	to	(4.04)
12/31/2017	1,551	12.76	to	12.76	19,799	—	1.35	to	1.35	9.31	to	9.31
12/31/2016	—	11.68	to	11.68	—	—	1.35	to	1.35	2.77	to	2.77
12/31/2015	—	11.36	to	11.36	—	—	1.35	to	1.35	(4.54)	to	(4.54)
12/31/2014	—	11.90	to	11.90	—	—	1.35	to	1.35	6.60	to	6.60
TA Multi-Managed Balanced Service Class
12/31/2018	18,208	10.32	to	10.23	187,163	1.85	1.25	to	1.75	(5.10)	to	(5.58)
12/31/2017(1)	6,555	10.87	to	10.83	71,074	—	1.25	to	1.75	—	to	—

41

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
TA PIMCO Tactical—Balanced Service Class
12/31/2018	78,278	$11.83	to	$11.83	$925,937	3.66%	1.35%	to	1.35%	(8.19)%	to	(8.19)%
12/31/2017	44,343	12.88	to	12.88	571,327	0.31	1.35	to	1.35	10.54	to	10.54
12/31/2016	25,244	11.66	to	11.66	294,237	0.27	1.35	to	1.35	3.97	to	3.97
12/31/2015	20,994	11.21	to	11.21	235,354	—	1.35	to	1.35	(3.85)	to	(3.85)
12/31/2014	37,267	11.66	to	11.66	434,538	1.33	1.35	to	1.35	6.39	to	6.39
TA PIMCO Tactical—Conservative Service Class
12/31/2018	85,882	11.63	to	11.63	998,592	3.36	1.35	to	1.35	(6.43)	to	(6.43)
12/31/2017	77,721	12.43	to	12.43	965,762	1.28	1.35	to	1.35	8.92	to	8.92
12/31/2016	63,642	11.41	to	11.41	726,067	0.43	1.35	to	1.35	3.57	to	3.57
12/31/2015	25,871	11.01	to	11.01	284,972	0.30	1.35	to	1.35	(3.39)	to	(3.39)
12/31/2014	20,713	11.40	to	11.40	236,157	1.24	1.35	to	1.35	7.27	to	7.27
TA PIMCO Tactical—Growth Service Class
12/31/2018	28,066	12.15	to	12.15	341,096	3.02	1.35	to	1.35	(8.93)	to	(8.93)
12/31/2017	21,176	13.34	to	13.34	282,586	0.42	1.35	to	1.35	13.29	to	13.29
12/31/2016	20,095	11.78	to	11.78	236,704	—	1.35	to	1.35	3.47	to	3.47
12/31/2015	11,082	11.38	to	11.38	126,158	—	1.35	to	1.35	(4.75)	to	(4.75)
12/31/2014	7,802	11.95	to	11.95	93,248	2.58	1.35	to	1.35	4.97	to	4.97
TA QS Investors Active Asset Allocation—Conservative Service Class
12/31/2018	270,976	11.33	to	11.33	3,071,186	1.63	1.35	to	1.35	(4.20)	to	(4.20)
12/31/2017	266,524	11.83	to	11.83	3,153,122	1.77	1.35	to	1.35	10.20	to	10.20
12/31/2016	256,653	10.74	to	10.74	2,755,207	1.20	1.35	to	1.35	1.27	to	1.27
12/31/2015	175,360	10.60	to	10.60	1,858,821	1.00	1.35	to	1.35	(3.67)	to	(3.67)
12/31/2014	169,597	11.00	to	11.00	1,866,223	1.02	1.35	to	1.35	2.22	to	2.22
TA QS Investors Active Asset Allocation—Moderate Service Class
12/31/2018	281,488	11.73	to	11.73	3,300,869	1.53	1.35	to	1.35	(5.46)	to	(5.46)
12/31/2017	187,076	12.40	to	12.40	2,320,460	1.37	1.35	to	1.35	13.90	to	13.90
12/31/2016	111,616	10.89	to	10.89	1,215,500	1.34	1.35	to	1.35	0.82	to	0.82
12/31/2015	168,978	10.80	to	10.80	1,825,265	0.94	1.35	to	1.35	(5.56)	to	(5.56)
12/31/2014	196,727	11.44	to	11.44	2,250,136	0.65	1.35	to	1.35	2.23	to	2.23
TA QS Investors Active Asset Allocation—Moderate Growth Service Class
12/31/2018	131,361	12.25	to	12.25	1,609,579	1.37	1.35	to	1.35	(7.22)	to	(7.22)
12/31/2017	134,949	13.21	to	13.21	1,782,205	1.29	1.35	to	1.35	18.70	to	18.70
12/31/2016	127,014	11.13	to	11.13	1,413,204	1.10	1.35	to	1.35	0.60	to	0.60
12/31/2015	106,016	11.06	to	11.06	1,172,503	0.95	1.35	to	1.35	(7.79)	to	(7.79)
12/31/2014	77,055	11.99	to	11.99	924,180	0.86	1.35	to	1.35	1.84	to	1.84
TA Small/Mid Cap Value Service Class
12/31/2018	1,671,502	19.31	to	18.29	31,427,668	0.66	1.25	to	1.75	(12.74)	to	(13.18)
12/31/2017	1,819,261	22.12	to	21.07	39,288,786	0.95	1.25	to	1.75	13.83	to	13.26
12/31/2016	2,172,553	19.44	to	18.60	41,318,344	0.54	1.25	to	1.75	19.31	to	18.72
12/31/2015	2,480,369	16.29	to	15.67	39,624,524	0.77	1.25	to	1.75	(3.94)	to	(4.42)
12/31/2014	2,736,006	16.96	to	16.39	45,617,665	0.60	1.25	to	1.75	3.63	to	3.11
TA T. Rowe Price Small Cap Initial Class
12/31/2018	928,039	10.20	to	10.13	9,411,334	—	1.15	to	1.65	(8.15)	to	(8.61)
12/31/2017(1)	999,083	11.10	to	11.08	11,073,949	—	1.15	to	1.65	—	to	—
TA TS&W International Equity Service Class
12/31/2018	279,901	8.87	to	8.81	2,475,543	1.64	1.15	to	1.65	(16.67)	to	(17.08)
12/31/2017(1)	456,111	10.65	to	10.63	4,853,676	—	1.15	to	1.65	—	to	—
TA WMC US Growth Service Class
12/31/2018	2,225,112	18.44	to	17.47	39,957,696	0.27	1.15	to	1.65	(1.18)	to	(1.68)
12/31/2017	2,804,859	18.66	to	17.77	51,088,578	0.18	1.15	to	1.65	27.31	to	26.68
12/31/2016	2,629,010	14.65	to	14.02	37,699,150	0.17	1.25	to	1.75	1.27	to	0.77
12/31/2015	2,858,213	14.47	to	13.92	40,561,314	0.51	1.25	to	1.75	5.29	to	4.76
12/31/2014	3,437,706	13.74	to	13.28	46,450,977	0.68	1.25	to	1.75	9.46	to	8.91

42

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

5. Financial Highlights (continued)

	At December 31					For the Year Ended December 31
Subaccount	Units	Unit Fair Value Corresponding to Lowest to Highest Expense Ratio			Net Assets	Investment Income Ratio*	Expense Ratio** Lowest to Highest			Total Return*** Corresponding to Lowest to Highest Expense Ratio
Wanger International
12/31/2018	1,920,757	$13.12	to	$12.37	$24,487,684	1.97%	1.25%	to	1.75%	(18.73)%	to	(19.14)%
12/31/2017	1,963,789	16.14	to	15.29	30,878,068	1.18	1.25	to	1.75	31.27	to	30.61
12/31/2016	2,311,383	12.30	to	11.71	27,752,368	1.14	1.25	to	1.75	(2.63)	to	(3.11)
12/31/2015	2,585,731	12.63	to	12.09	31,956,608	1.43	1.25	to	1.75	(1.15)	to	(1.64)
12/31/2014	2,943,669	12.78	to	12.29	36,892,378	1.44	1.25	to	1.75	(5.59)	to	(6.06)
Wanger USA
12/31/2018	426,380	27.73	to	25.82	11,402,884	0.09	1.25	to	1.75	(2.69)	to	(3.18)
12/31/2017	486,262	28.49	to	26.67	13,398,953	—	1.25	to	1.75	18.10	to	17.51
12/31/2016	618,019	24.13	to	22.70	14,459,263	—	1.25	to	1.75	12.28	to	11.72
12/31/2015	673,467	21.49	to	20.32	14,063,092	—	1.25	to	1.75	(1.84)	to	(2.33)
12/31/2014	748,044	21.89	to	20.80	15,954,359	—	1.25	to	1.75	3.48	to	2.97

(1) See footnote 1

*

These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the Mutual Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the Mutual Fund in which the subaccounts invest.

**

These amounts represent the annualized contract expenses of the subaccount, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the Mutual Fund have been excluded.

***

These amounts represent the total return for the periods indicated, including changes in the value of the Mutual Fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Total returns reflect a full twelve month period and total returns for subaccounts opened during the year have not been disclosed as they may not be indicative of a full year return. Expense ratios not in effect for the full twelve months are not reflected in the total return as they may not be indicative of a full year return.

43

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

6. Administrative and Mortality and Expense Risk Charges

TALIC deducts an annual charge during the accumulation phase, not to exceed $75, proportionately from the subaccounts’ unit values. An annual charge ranging from 1.15% to 1.75% is deducted (based on the death benefit selected) from the unit values of the subaccounts of the Separate Account for TALIC’s assumption of certain mortality and expense risks incurred in connection with the contract. The charge is assessed daily based on the net asset value of the Mutual Fund. Charges for administrative and mortality and expense risk are an expense of the subaccount. Charges reflected above are those currently assessed and may be subject to change. Contract owners should see their actual policy and any related attachments to determine their specific charges.

In addition to M&E, the following subaccounts are assessed a fund fee or credt:

Subaccount	Fund Fee/Credit
American Funds—Asset Allocation Class 2 Shares	0.15%
American Funds—Bond Class 2 Shares	0.15%
American Funds—Growth Class 2 Shares	0.15%
American Funds—Growth-Income Class 2 Shares	0.15%
American Funds—International Class 2 Shares	0.15%
Eaton Vance VT Floating-Rate Income	-0.10%
Franklin Templeton Foreign Class 2 Shares	-0.10%
Franklin Templeton Growth Class 2 Shares	-0.10%
Janus Henderson—Enterprise Service Shares	-0.10%
Janus Henderson—Forty Service Shares	-0.10%
Oppenheimer Main Street® Service Shares	-0.10%
Pioneer High Yield VCT Class II Shares	-0.05%
TA Jennison Growth Initial Class	-0.10%
TA JPMorgan Enhanced Index Initial Class	-0.10%
TA T. Rowe Price Small Cap Initial Class	-0.10%
TA TS&W International Equity Service Class	-0.10%
TA WMC US Growth Service Class	-0.10%

7. Income Tax

Operations of the Separate Account form a part of TALIC, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Separate Account are accounted for separately from other operations of TALIC for purposes of federal income taxation. The Separate Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from TALIC. Under existing federal income tax laws, the income of the Separate Account is not taxable to TALIC, as long as earnings are credited under the variable annuity contracts.

44

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account A

Notes to Financial Statements

December 31, 2018

8. Subsequent Events

The Separate Account has evaluated the financial statements for subsequent events through the date which the financial statements were issued. During this period, there were no subsequent events requiring recognition or disclosure in the financial statements.

9. Related Parties

Transamerica Capital, Inc. (“TCI”), a wholesaling broker-dealer, is an affiliated entity of TALIC and an indirect wholly owned subsidiary of AEGON N.V. TCI distributes TALIC’s products through broker-dealers and other financial intermediaries.

The subaccounts invest in the mutual funds listed in Footnote 1. These investments include funds managed by Transamerica Asset Management, Inc. (“TAM”). Transamerica Fund Services, Inc. (“TFS”) serves as a transfer agent to TAM, and AEGON USA Asset Management Holding, LLC (“AAM”) serves as a sub-advisor for certain funds managed by TAM. TAM, TFS and AAM are affiliated entities of TALIC and indirect wholly owned subsidiaries of AEGON N.V. Funds managed by TAM are identified by their fund name, which includes reference to Aegon, Transamerica or both. The Separate Account pays management fees to the related funds as detailed in the fund prospectus.

No charges other than those disclosed in Footnote 6 are deducted for the service rendered by related parties.

Contract owners may transfer funds between available subaccount options within the Separate Account. These transfers are performed at unit value at the time of the transfer.

10. Subsequent Events (Unaudited)

Effective July 1, 2019, TALIC merged into Transamerica Life Insurance Company (TLIC) and the Separate Account became a segregated investment account of TLIC, an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands. There is no anticipated impact to the financial statements or contract holders.

45

STATEMENT OF ADDITIONAL INFORMATION

MAY 1, 2006

MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT A

FLEXIBLE PREMIUM INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT

ISSUED BY

MERRILL LYNCH LIFE INSURANCE COMPANY

HOME OFFICE: LITTLE ROCK, ARKANSAS 72201

SERVICE CENTER: P.O. BOX 44222

JACKSONVILLE, FLORIDA 32231-4222

4804 DEER LAKE DRIVE EAST

JACKSONVILLE, FLORIDA 32246

PHONE: (800) 535-5549

OFFERED THROUGH

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

This individual deferred variable annuity contract (the “Contract”) is designed to provide comprehensive and flexible ways to invest and to create a source of income protection for later in life through the payment of annuity benefits. An annuity is intended to be a long term investment. Contract owners should consider their need for deferred income before purchasing the Contract. The Contract is issued by Merrill Lynch Life Insurance Company (“Merrill Lynch Life”) both on a nonqualified basis, and as an Individual Retirement Annuity (“IRA”) that is given qualified tax status. The Contract may also be purchased through an established IRA or Roth IRA custodial account with Merrill Lynch, Pierce, Fenner & Smith Incorporated. Transfer amounts from tax sheltered annuity plans that are not subject to the Employee Retirement Income Security Act of 1974, as amended, will be accepted as premium payments, as permitted by law. Other premium payments will not be accepted under a Contract used as a tax sheltered annuity.

This Statement of Additional Information is not a prospectus and should be read together with the Contract’s Prospectus dated May 1, 2006, which is available on request and without charge by writing to or calling Merrill Lynch Life at the Service Center address or phone number set forth above.

2

OTHER INFORMATION

SELLING THE CONTRACT

The Contracts are offered to the public on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.

Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S” or “Distributor”) serves as principal underwriter for the Contracts. Distributor is a Delaware corporation and its home office is located at 4 World Financial Center, New York, New York 10080. Distributor is an indirect, wholly owned subsidiary of Merrill Lynch & Co., Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of NASD, Inc. Distributor offers the Contracts through its Financial Advisors. Financial Advisors are appointed as our insurance agents through various Merrill Lynch Life Agencies.

For the years ended December 31, 2005, 2004, and 2003, Distributor received $141,403, $489,190, and $762,118, respectively, in connection with the sale of the Contracts. Distributor retains a portion of commissions it receives in return for its services as distributor for the Contracts.

FINANCIAL STATEMENTS

The financial statements of Merrill Lynch Life included in this Statement of Additional Information should be distinguished from the financial statements of the Account and should be considered only as bearing upon the ability of Merrill Lynch Life to meet any obligations it may have under the Contract.

*Financial statements included in the May 1, 2006 Statement of Additional Information have not been re-filed here.

ADMINISTRATIVE SERVICES ARRANGEMENTS

Merrill Lynch Life has entered into a Service Agreement with its parent, Merrill Lynch Insurance Group, Inc. (“MLIG”) pursuant to which Merrill Lynch Life can arrange for MLIG to provide directly or through affiliates certain services. Pursuant to this agreement, Merrill Lynch Life has arranged for MLIG to provide administrative services for the Account and the Contracts, and MLIG, in turn, has arranged for a subsidiary, Merrill Lynch Insurance Group Services, Inc. (“MLIG Services”), to provide these services. Compensation for these services, which will be paid by Merrill Lynch Life, will be based on the charges and expenses incurred by MLIG Services, and will reflect MLIG Services’ actual costs. For the years ended December 31, 2005, 2004, and 2003, Merrill Lynch Life paid administrative services fees of $33.1 million, $33.2 million, and $33.5 million, respectively.

KEEP WELL AGREEMENT

On May 14, 2003, Merrill Lynch & Co., Inc. (“Merrill Lynch & Co.”) entered into a “keep well” agreement with Merrill Lynch Life. Under the agreement, at all times that Merrill Lynch Life is a direct or indirect wholly owned subsidiary of Merrill Lynch & Co., Merrill Lynch & Co. will ensure that Merrill Lynch Life maintains statutory net worth in excess of certain minimum surveillance levels. At December 31, 2005, the statutory net worth of Merrill Lynch Life was in excess of these minimum surveillance levels. Contract owners have certain rights under the agreement to enforce the provisions of the agreement. However, the agreement does not guarantee, directly or indirectly, any indebtedness, liability, or obligation of Merrill Lynch Life. The agreement may be modified, amended, or terminated only by written agreement of the parties, but any such modification, amendment, or termination may not materially and adversely affect any contract owners at that time unless the respective contract owners consent in writing.

CALCULATION OF YIELDS AND TOTAL RETURNS

MONEY MARKET YIELD

From time to time, Merrill Lynch Life may quote in advertisements and sales literature the current annualized yield for the Mercury Domestic Money Market V.I. Subaccount for a 7-day period in a manner that does not

3

take into consideration any realized or unrealized gains or losses on shares of the underlying Funds or on their respective portfolio securities. The current annualized yield is computed by: (a) determining the net change (exclusive of realized gains and losses on the sales of securities and unrealized appreciation and depreciation) at the end of the 7-day period in the value of a hypothetical account under a Contract having a balance of 1 unit at the beginning of the period, (b) dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return; and (c) annualizing this quotient on a 365-day basis. The net change in account value reflects: (1) net income from the Fund attributable to the hypothetical account; and (2) charges and deductions imposed under the Contract which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for: (1) the asset-based insurance charge; and (2) the annual contract fee. For purposes of calculating current yield for a Contract, an average per unit contract fee is used. Based on our current estimates of average contract size and withdrawals, we have assumed the average per unit contract fee to be 0.00%. Current yield will be calculated according to the following formula:

Current Yield = ((NCF - ES)/UV) X (365/7)

Where:

NCF = the net change in the value of the Fund (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period attributable to a hypothetical account having a balance of 1 unit.

ES = per unit expenses for the hypothetical account for the 7-day period.

UV = the unit value on the first day of the 7-day period.

Merrill Lynch Life also may quote the effective yield of the Mercury Domestic Money Market V.I. Subaccount for the same 7-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return according to the following formula:

Effective Yield = (1 + ((NCF - ES)/UV))(365/7) - 1

Where:

NCF = the net change in the value of the Fund (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period attributable to a hypothetical account having a balance of 1 unit.

ES = per unit expenses of the hypothetical account for the 7-day period.

UV = the unit value for the first day of the 7-day period.

Because of the charges and deductions imposed under the Contract, the yield for the Mercury Domestic Money Market V.I. Subaccount will be lower than the yield for the corresponding underlying Fund.

The yields on amounts held in the Mercury Domestic Money Market V.I. Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the subaccount is affected by changes in interest rates on money market securities, average portfolio maturity of the underlying Fund, the types and qualities of portfolio securities held by the Fund and the Fund’s operating expenses. Yields on amounts held in the Mercury Domestic Money Market V.I. Subaccount may also be presented for periods other than a 7-day period.

OTHER SUBACCOUNT YIELDS

From time to time, Merrill Lynch Life may quote in sales literature or advertisements the current annualized yield of one or more of the subaccounts (other than the Mercury Domestic Money Market V.I. Subaccount) for a Contract for a 30-day or one-month period. The annualized yield of a subaccount refers to income

4

generated by the subaccount over a specified 30-day or one-month period. Because the yield is annualized, the yield generated by the subaccount during the 30-day or one-month period is assumed to be generated each period over a 12-month period. The yield is computed by: (1) dividing the net investment income of the Fund attributable to the subaccount units less subaccount expenses for the period; by (2) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period; then (3) compounding that yield for a 6-month period; and then (4) multiplying that result by 2. Expenses attributable to the subaccount include the asset-based insurance charge and the annual contract fee. For purposes of calculating the 30-day or one-month yield, an average contract fee per dollar of contract value in the subaccount is used to determine the amount of the charge attributable to the subaccount for the 30-day or one-month period. Based on our current estimates of average contract size and withdrawals, we have assumed the average contract fee to be 0.00%. The 30-day or one-month yield is calculated according to the following formula:

Yield = 2 X ((((NI - ES)/(U X UV)) + 1)(6) - 1)

Where:

NI	=	net investment income of the Fund for the 30-day or one-month period attributable to the subaccount’s units.

ES	=	expenses of the subaccount for the 30-day or one-month period.

U	=	the average number of units outstanding.

UV	=	the unit value at the close of the last day in the 30-day or one-month

Currently, Merrill Lynch Life may quote yields on bond subaccounts. Because of the charges and deductions imposed under the Contracts, the yield for a subaccount will be lower than the yield for the corresponding Fund.

The yield on the amounts held in the subaccounts normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A subaccount’s actual yield is affected by the types and quality of portfolio securities held by the corresponding Fund, and its operating expenses.

TOTAL RETURNS

From time to time, Merrill Lynch Life also may quote in sales literature or advertisements, total returns, including average annual total returns for one or more of the subaccounts for various periods of time. Average annual total returns will be provided for a subaccount for 1, 5 and 10 years, or for a shorter period, if applicable.

5

Total returns assume the Contract was surrendered at the end of the period shown, and are not indicative of performance if the Contract was continued for a longer period. The Contract does not impose any surrender charge.

Average annual total returns for other periods of time may also be disclosed from time to time. For example, average annual total returns may be provided based on the assumption that a subaccount had been in existence and had invested in the corresponding underlying Fund for the same period as the corresponding Fund had been in operation. The Funds and the subaccounts corresponding to the Funds commenced operations as indicated below:

FUND	FUND INCEPTION DATE	SUBACCOUNT INCEPTION DATE
Mercury Basic Value V.I. Fund	July 1, 1993	July 1, 1993
Mercury Core Bond V.I. Fund	April 29, 1982	February 21, 1992
Mercury Domestic Money Market V.I. Fund	February 21, 1992	February 21, 1992
Mercury Fundamental Growth V.I. Fund	March 28, 2000	April 3, 2000
Mercury Government Bond V.I. Fund	May 16, 1994	May 16, 1994
Mercury Index 500 V.I. Fund	December 13, 1996	December 18, 1996
Mercury International Value V.I. Fund	June 10, 1998	June 10, 1998
Mercury Value Opportunities V.I. Fund	April 29, 1982	February 21, 1992
MLIG Roszel/Allianz CCM Capital Appreciation Portfolio	May 1, 2003	May 1, 2003
MLIG Roszel/Allianz NFJ Small Cap Value Portfolio	July 1, 2002	July 1, 2002
MLIG Roszel/Delaware Trend Portfolio	May 1, 2003	May 1, 2003
MLIG Roszel/JPMorgan Small Cap Growth Portfolio	July 1, 2002	July 1, 2002
MLIG Roszel/Lord Abbett Affiliated Portfolio	May 1, 2003	May 1, 2003
MLIG Roszel/Lord Abbett Bond Debenture Portfolio	July 1, 2002	July 1, 2002
MLIG Roszel/Lord Abbett Mid Cap Value Portfolio	July 1, 2002	July 1, 2002
MLIG Roszel/Seligman Mid Cap Growth Portfolio	July 1, 2002	July 1, 2002
AIM V.I. Core Equity Fund	May 2, 1994	May 1, 2006
AIM V.I. International Growth Fund	May 5, 1993	April 3, 2000
AllianceBernstein VPS Growth and Income Portfolio	January 14, 1991	April 3, 2000
AllianceBernstein VPS Large Cap Growth Portfolio	June 26, 1992	December 18, 1996
American Century VP Ultra(R) Fund	May 1, 2001	May 1, 2004
Davis Value Portfolio	July 1, 1999	April 3, 2000
Federated Capital Appreciation Fund II	June 19, 2000	May 1, 2004
Federated Kaufmann Fund II	April 30, 2002	May 1, 2004
MFS(R) Emerging Growth Series	July 24, 1995	December 18, 1996
PIMCO Total Return Portfolio	December 31, 1997	April 3, 2000
Premier VIT OpCap Renaissance Portfolio	July 10, 2002	May 1, 2004
Seligman Smaller-Cap Value Portfolio	May 1, 1998	April 3, 2000
Van Kampen LIT Emerging Growth Portfolio	July 3, 1995	April 3, 2000
Van Kampen LIT Comstock Portfolio	April 30, 1999	May 1, 2004

6

Average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value or that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will generally be as of the most recent calendar quarter-end.

Average annual total returns are calculated using subaccount unit values calculated on each valuation day based on the performance of the corresponding underlying Fund, the deductions for the asset-based insurance charge and the contract fee (but not the Estate Enhancer Benefit Charge), and assume a surrender of the Contract at the end of the period for the return quotation (although the Contract does not impose a surrender charge). For purposes of calculating total return, an average per dollar contract fee attributable to the hypothetical account for the period is used. Based on our current estimates of average contract size and withdrawals, we have assumed the average contract fee to be 0.00%. The average annual total return is then calculated according to the following formula:

TR = ((ERV/P)(1/N)) -- 1

Where:

TR = the average annual total return net of subaccount recurring charges (such as the asset-based insurance charge and contract fee).

ERV = the ending redeemable value at the end of the period of the hypothetical account with an initial payment of $1,000.

P = a hypothetical initial payment of $1,000.

N = the number of years in the period.

From time to time, Merrill Lynch Life also may quote in sales literature or advertisements total returns for other periods.

From time to time, Merrill Lynch Life also may quote in sales literature or advertisements total returns or other performance information for a hypothetical Contract assuming the initial premium is allocated to more than one subaccount or assuming monthly transfers from a specified subaccount to one or more designated subaccounts under a dollar cost averaging program. Merrill Lynch Life also may quote in sales literature or advertisements total returns or other performance information for a hypothetical Contract assuming participation in an asset allocation or rebalancing program. These returns will reflect the performance of the affected subaccount(s) for the amount and duration of the allocation to each subaccount for the hypothetical Contract. They also will reflect the deduction of the charges described above. For example, total return information for a Contract with a dollar cost averaging program for a 12-month period will assume commencement of the program at the beginning of the most recent 12-month period for which average annual total return information is available. This information will assume an initial lump-sum investment in a specified subaccount (the “DCA subaccount”) at the beginning of that period and monthly transfers of a portion of the contract value from the DCA subaccount to designated other subaccount(s) during the 12-month period. The total return for the Contract for this 12-month period therefore will reflect the return on the portion of the contract value that remains invested in the DCA subaccount for the period it is assumed to be so invested, as affected by monthly transfers, and the return on amounts transferred to the designated other subaccounts for the period during which those amounts are assumed to be invested in those subaccounts. The return for an amount invested in a subaccount will be based on the performance of that subaccount for the duration of the investment, and will reflect the charges described above. Performance information for a dollar cost-averaging program also may show the returns for various periods for a designated subaccount assuming monthly transfers to the subaccount, and may compare those returns to returns assuming an initial lump-sum investment in that subaccount. This information also may be compared to various indices, such as the Merrill Lynch 91-day Treasury Bills index or the U.S. Treasury Bills index and may be illustrated by graphs, charts, or otherwise.

PART C	OTHER INFORMATION

Item 24.	Financial Statements and Exhibits

(a)	Financial Statements

All required financials statements are included in Part B of this Registration Statement.

(b)	Exhibits:

	(1)		Resolution of the Board of Directors of Merrill Lynch Life Insurance Company establishing the Merrill Lynch Life Variable Annuity Separate Account A. Note 1

		(b)	Resolution of the Board of Directors of Transamerica Life Insurance Company Approving Plan of Merger with Transamerica Advisors Life Insurance Company. Note 12

		(c)	Resolution of the Board of Directors of Transamerica Advisors Life Insurance Company Approving Plan of Merger with Transamerica Life Insurance Company. Note 12

	(2)		Not Applicable.

	(3)	(a)	Amended and Restated Principal Underwriting Agreement – Transamerica Life Insurance Company, on its own behalf and on behalf of the Separate Account and Transamerica Capital, Inc. Note 10

	(4)	(a)	Form of Contract for the Flexible Premium Individual Deferred Variable Annuity. Note 2

		(b)	Individual Retirement Annuity Endorsement. Note 2

		(c)	Tax Sheltered Annuity Endorsement. Note 2

	(5)	(a)	Form of Application for the Flexible Premium Individual Deferred Variable Annuity. Note 2

	(6)	(a)	Articles of Incorporation of Transamerica Life Insurance Company. Note 11

		(b)	Bylaws of Transamerica Life Insurance Company. Note 11

	(7)		Not Applicable

	(8)	(a)	Amended General Agency Agreement. Note 3

	(8)	(b)	Indemnity Agreement Between Merrill Lynch Life Insurance Company and Merrill Lynch Life Agency, Inc. Note 1

	(8)	(c)	Management Agreement Between Merrill Lynch Life Insurance Company and Merrill Lynch Asset Management, Inc. Note 1

	(8)	(d)	Agreement Between Merrill Lynch Life Insurance Company and Merrill Lynch Variable Series Funds, Inc. Relating to Maintaining Constant Net Asset Value for the Domestic Money Market Fund. Note 1

	(8)	(e)	Agreement Between Merrill Lynch Life Insurance Company and Merrill Lynch Variable Series Funds, Inc. Relating to Valuation and Purchase Procedures. Note 1

	(8)	(f)	Amended Service Agreement Between Merrill Lynch Life Insurance Company and Merrill Lynch Insurance Group, Inc. Note 3

	(8)	(g)	Reimbursement Agreement Between Merrill Lynch Asset Management, L.P. and Merrill Lynch Life Agency, Inc. Note 1

(8)	(h)	Amendment to the Reimbursement Agreement Between Merrill Lynch Asset Management, L.P. and Merrill Lynch Life Agency, Inc. Note 2

(8)	(i)	Form of Participation Agreement Between BlackRock Variable Series Funds, Inc. (formerly Merrill Lynch Variable Series Funds, Inc.) and Merrill Lynch Life Insurance Company. Note 1

(8)	(j)	Amendment to the Participation Agreement Between BlackRock Variable Series Funds, Inc. (formerly Merrill Lynch Variable Series Funds, Inc.) and Merrill Lynch Life Insurance Company. Note 2

(8)	(k)	Participation Agreement By And Among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., and Merrill Lynch Life Insurance Company. Note 4

(8)	(l)	Amendment to the Participation Agreement By And Among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., and Merrill Lynch Life Insurance Company. Note 2

(8)	(m)	Form of Participation Agreement Among Merrill Lynch Life Insurance Company, Alliance Capital Management L.P., and Alliance Fund Distributors, Inc. Note 1

(8)	(n)	Amendment to the Participation Agreement Among Merrill Lynch Life Insurance Company, Alliance Capital Management L.P., and Alliance Fund Distributors, Inc. dated May 1, 1997. Note 2

(8)	(o)	Amendment to the Participation Agreement Among Merrill Lynch Life Insurance Company, Alliance Capital Management L.P., and Alliance Fund Distributors, Inc. dated June 5, 1998. Note 2

(8)	(p)	Amendment to the Participation Agreement Among Merrill Lynch Life Insurance Company, Alliance Capital Management L.P., and Alliance Fund Distributors, Inc. dated July 22, 1999. Note 2

(8)	(q)	Form of Participation Agreement Among MFS-Registered Trademark-Variable Insurance Trust -SM- Merrill Lynch Life Insurance Company, and Massachusetts Financial Services Company. Note 1

(8)	(r)	Amendment to the Participation Agreement Among MFS-Registered Trademark-Variable Insurance TrustSM-, Merrill Lynch Life Insurance Company, and Massachusetts Financial Services Company dated May 1, 1997. Note 2

(8)	(s)	Form of Participation Agreement Among Merrill Lynch Life Insurance Company and Hotchkis and Wiley Variable Trust. Note 6

(8)	(t)	Amendment to the Participation Agreement Among Merrill Lynch Life Insurance Company and Hotchkis and Wiley Variable Trust. Note 2

(8)	(u)	Form of Participation Agreement Between Davis Variable Account Fund, Inc. and Merrill Lynch Life Insurance Company. Note 7

(8)	(v)	Form of Participation Agreement Between Delaware Group Premium Fund, Inc. and Merrill Lynch Life Insurance Company. Note 7

(8)	(w)	Form of Participation Agreement Between PIMCO Variable Insurance Trust and Merrill Lynch Life Insurance Company. Note 7

(8)	(x)	Form of Participation Agreement Between Seligman Portfolios, Inc. and Merrill Lynch Life Insurance Company. Note 7

(8)	(y)	Form of Participation Agreement Between Van Kampen Life Investment Trust and Merrill Lynch Life Insurance Company. Note 7

	(8)	(z)	Form of Participation Agreement Between American Century Variable Portfolios, Inc. and Merrill Lynch Life Insurance Company. Note 8

	(8)	(aa)	Form of Participation Agreement Between Federated Securities Corp., Insurance Series, and Merrill Lynch Life Insurance Company. Note 9

	(8)	(bb)	Form of Participation Agreement Between PIMCO Advisors VIT, OCC Distributors LLC, and Merrill Lynch Life Insurance Company. Note 9

	(8)	(cc)	Form of Amendment to Participation Agreement by and among AIM Variable Insurance Funds, AIM Distributors, Inc., and Merrill Lynch Life Insurance Company. Note 5

	(9)		Opinion and Consent of Counsel. Note 12

	(10)		Consent of Independent Registered Public Accounting Firm. Note 12

	(11)		Not Applicable.

	(12)		Not Applicable.

	(13)		Powers of Attorney. Blake S. Bostwick, Eric J. Martin, Mark Mullin, Jay Orlandi, David Schulz, C. Michiel van Katwijk. Note 12

Note 1.	Incorporated by reference to Post-Effective Amendment No. 10 to Form N-4 Registration Statement (File No. 33-43773) filed on December 10, 1996.

Note 2.	Incorporated by reference to the Initial Filing of Form N-4 Registration Statement (File No. 333-90243) filed on November 3, 1999.

Note 3.	Incorporated by reference to Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 33-43773) filed on April 28, 1994.

Note 4.	Incorporated by reference to Post-Effective Amendment No. 11 to Form N-4 Registration Statement (File No. 33-43773) filed on April 23, 1997.

Note 5.	Incorporated by reference to Post-Effective Amendment No. 11 to Form N-4 Registration Statement (File No. 33-43773) filed on April 24, 1997)

Note 6.	Incorporated by reference to Post-Effective Amendment No. 12 to Form N-4 Registration Statement (File No. 33-43773) filed on May 1, 1998.

Note 7.	Incorporated by reference to Pre-Effective Amendment No. 2 to Form N-4 Registration Statement (File No. 333-90243) filed on March 31, 2000.

Note 8.	Incorporated by reference to Post-Effective Amendment No. 19 to Form N-4 Registration Statement (File No. 33-43773) filed on April 30, 2001.

Note 9.	Incorporated by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-90243) filed on April 23, 2004.

Note 10.	Incorporated by reference to the Initial Filing of Form N-4 Registration Statement (File No. 333-187912) filed on April 15, 2013.

Note 11.	Incorporated by reference to the Initial Filing of Form N-4 Registration Statement (File No .333-169445) filed on September 17, 2010.

Note 12.	Filed herewith.

Item 25.    Directors and Officers of the Depositor (Transamerica Life Insurance Company)

Name and Business Address	Principal Positions and Offices with Depositor

Blake S. Bostwick 1801 California St. Suite 5200 Denver, CO 80202	Director and President

Eric J. Martin 4333 Edgewood Road, N.E. Cedar Rapids, IA 52499-0001	Controller, Senior Vice President and Assistant Treasurer

Mark W. Mullin 100 Light Street Baltimore, MD 21202	Director and Chairman of the Board

Jay Orlandi 100 Light Street Baltimore, MD 21202	Director, Executive Vice President, Secretary and General Counsel

David Schulz 4333 Edgewood Road, N.E. Cedar Rapids, IA 52499	Director, Chief Tax Officer and Senior Vice President

C. Michiel van Katwijk 100 Light Street Baltimore, MD 21202	Director, Executive Vice President, Chief Financial Officer and Treasurer

Item 26. Persons Controlled by or under Common Control with the Depositor or Registrant.

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
25 East 38th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

239 West 20th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

313 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

319 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

AEGON Affordable Housing Debt Fund I, LLC	Delaware	Members: AHDF Manager I, LLC (0.01%), Mangaging Member; Transamerica Life Insurance Company (5%); non-AEGON affiliates: Dominium Taxable Fund I, LLC (94.99%)	Affordable housing loans

Aegon Affordable Housing Debt Fund II, LLC	Delaware	Members: Manager Member—AHDF Manager II, LLC (0.01%); Transamerica Life Insurance Company (99.99%)	Affordable housing loans

Aegon Affordable Housing Debt Fund III, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Affordable housing loans

AEGON AM Funds, LLC	Delaware	AEGON USA Investment Management, LLC is the Manager; equity will be owned by clients/investors of AEGON USA Investment Management, LLC	To serve as a fund for a client and offer flexilbility to accommodate other similarly situated clients.

AEGON Asset Management Services, Inc.	Delaware	100% AUSA Holding, LLC	Registered investment advisor

Aegon Community Investments 50, LLC	Delaware	Members: Aegon Community Investments 50, LLC (0.10%); Transamerica Financial Life Insurance Company (25.49750%); Transamerica Premier Life Insurance Company (25.49750%); non-AEGON affiliate, Citibank, N.A. (48.9950%)	Investments

Aegon Community Investments 51, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Aegon Community Investments 52, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Aegon Community Investments 53, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Aegon Community Investments 54, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Aegon Community Investments 55, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Aegon Community Investments 56, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Aegon Community Investments 57, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Aegon Community Investments 58, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Aegon Community Investments 59, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Aegon Community Investments 60, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON Direct Marketing Services, Inc.	Maryland	Transamerica Premier Life Insurance Company owns 103,324 shares; Commonwealth General Corporation owns 37,161 shares	Marketing company

AEGON Direct Marketing Services International, LLC	Maryland	100% AUSA Holding, LLC	Marketing arm for sale of mass marketed insurance coverage

AEGON Direct Marketing Services Mexico, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide management advisory and technical consultancy services.

AEGON Direct Marketing Services Mexico Servicios, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide marketing, trading, telemarketing and advertising services in favor of any third party, particularly in favor of insurance and reinsurance companies.

AEGON Energy Management, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments

AEGON Financial Services Group, Inc.	Minnesota	100% Transamerica Life Insurance Company	Marketing

AEGON Funding Company, LLC.	Delaware	Sole Member: Transamerica Corporation	Issue debt securities-net proceeds used to make loans to affiliates

Aegon Global Services, LLC	Iowa	Sole Member: Commonwealth General Corporation	Holding company

AEGON Institutional Markets, Inc.	Delaware	100% Commonwealth General Corporation	Provider of investment, marketing and administrative services to insurance companies

AEGON Life Insurance Agency Inc.	Taiwan	100% AEGON Direct Marketing Services, Inc. (Taiwan Domiciled)	Life insurance

Aegon LIHTC Fund 50, LLC	Delaware	Members: Aegon Community Investments 50, LLC (0.01%); Transamerica Financial Life Insurance Company (25.49750%); Transamerica Premier Life Insurance Company (25.49750%); non-affiliate of AEGON, Citibank, N.A. (48.9950%)	Investments

Aegon LIHTC Fund 51, LLC	Delaware	Members: Aegon Community Investments 51, LLC (.01%) as Managing Member; non-affiliate of AEGON, Citibank, N.A. (99.99%)	Investments

Aegon LIHTC Fund 52, LLC	Delaware

Members: Transamerica Financial Life Insurance Company (10.18%); Transamerica Life Insurance Company (1%); Managing Member—Aegon Community Investments 52, LLC (0.01%); non-affiliates of AEGON, Citibank, N.A. (49%); California Bank & Trust (5.21%); Pacific West Bank (7.58%); Ally Bank (11.35%); US Bank

(7.58%); Bank of the West (7.46%)

Investments

Aegon LIHTC Fund 54, LLC	Delaware	Sole Member: Aegon Community Investments 54, LLC	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Aegon LIHTC Fund 55, LLC	Delaware	Members: Investor Member—Transamerica Premier Life Insurance Company (2.8195%); non-affiliates of AEGON, Citibank, N.A. (21.6890%), Ally Bank (8.2090%), Bank of Hope (14.2687%), Lake City Bank (1.4679%), Securian (MLIC) (7.4614%), The Guardian Life Insurance Company of America (10.4477%), U.S. Bancorp Community Development Corporation (22.0987%), ZB National Association (1.8110%). Managing Member—Aegon Community Investments 55, LLC (0.0100%).	Investments

Aegon LIHTC Fund 57, LLC	Delaware	Members: Managing Member—Aegon Community Investments 57, LLC (.01%); non-affiliate of AEGON, Bank of America, N.A. as investor Member (99.99%)	Investments

Aegon LIHTC Fund 58, LLC	Delaware	Sole Member: Aegon Community Investments 58, LLC	Investments

Aegon LIHTC Fund 60, LLC	Delaware	Sole Member: Aegon Community Investments 60, LLC	Investments

AEGON Managed Enhanced Cash, LLC	Delaware	Members: Transamerica Life Insurance Company (81.4852%) ; Transamerica Premier Life Insurance Company (18.5148%)	Investment vehicle for securities lending cash collateral

AEGON Management Company	Indiana	100% Transamerica Corporation	Holding company

Aegon Market Neutral Income Fund, LLC	Delaware	AEGON USA Investment Management, LLC is the sole Member until the first investor buys in, then the entity will be managed by a 3-Member Board of Managers.	Investments

Aegon Multi-Family Equity Fund, LLC	Delaware	Members: Transamerica Life Insurance Company (63%); Transamerica Financial Life Insurance Company (20%); Transamerica Premier Life Insurance Company (17%); Non- Member Manager—AMFETF Manager, LLC (0%)	Investments

Aegon Opportunity Zone Fund Joint Venture 1, LLC	Delaware	Sole Member: Aegon OZF Investments 1, LLC	Investments

Aegon OZF Investments 1, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments

Aegon Upsream Energy Fund, LLC	Delaware	Sole Member: AEGON Energy Management, LLC	Investments

AEGON USA Asset Management Holding, LLC	Iowa	Sole Member: AUSA Holding, LLC	Holding company

AEGON USA Investment Management, LLC	Iowa	Sole Member: AEGON USA Asset Management Holding, LLC	Investment advisor

AEGON USA Real Estate Services, Inc.	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate and mortgage holding company

AEGON USA Realty Advisors, LLC	Iowa	Sole Member: AEGON USA Asset Management Holding, LLC	Administrative and investment services

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON USA Realty Advisors of California, Inc.	Iowa	100% AEGON USA Realty Advisors, Inc.	Investments

Aegon Workforce Housing Fund 2 Holding Company, LLC	Delaware	Sole Member: Aegon Workforce Housing Fund 2, LP	Holding company

Aegon Workforce Housing Fund 2, LP	Delaware	General Partner is AWHF2 General Partner, LLC. Fund Partners: Transamerica Life Insurance Company (63%), Transamerica Financial Life Insurance Company (20%) and Transamerica Premier Life Insurance Company (17%)	Investments

AFSG Securities Corporation	Pennsylvania	100% Commonwealth General Corporation	Inactive

AHDF Manager I, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments

AHDF Manager II, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments

AHDF Manager III, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments

ALH Properties Eight LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Eleven LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Four LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Nine LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Seven LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Seventeen LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Sixteen LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Ten LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Twelve LLC	Delaware	Sole Member: FGH USA LLC	Real estate

ALH Properties Two LLC	Delaware	Sole Member: FGH USA LLC	Real estate

AMFETF Manager, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments

AMTAX HOLDINGS 308, LLC	Ohio	TAHP Fund II, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 347, LLC	Ohio	TAHP Fund II, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 388, LLC	Ohio	TAHP Fund II, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 483, LLC	Ohio	TAHP Fund I, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 546, LLC	Ohio	TAHP Fund II, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AMTAX HOLDINGS 559, LLC	Ohio	TAHP Fund I, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 561, LLC	Ohio	TAHP Fund VII, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 567, LLC	Ohio	TAHP Fund I, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 588, LLC	Ohio	TAHP Fund I, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 613, LLC	Ohio	Garnet LIHTC Fund VII, LLC—99% Member; Cupples State LIHTC Investors, LLC—1% Member; TAH Pentagon Funds, LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 639, LLC	Ohio	TAHP Fund I, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 649, LLC	Ohio	TAHP Fund I, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 672, LLC	Ohio	TAHP Fund I, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

AMTAX HOLDINGS 713, LLC	Ohio	TAHP Fund II, LLC—100% Member; TAH Pentagon Funds LLC—non-owner Manager	Affordable housing

Apollo Housing Capital Arrowhead Gardens, LLC	Delaware	Sole Member: Garnet LIHTC Fund XXXV, LLC	Affordable housing

AUIM Credit Opportunities Fund, LLC	Delaware	Members: AEGON USA Invesmtent Management, LLC (98.36%); non- affiliate of AEGON (1.64%)	Investment vehicle

AUSA Holding, LLC	Maryland	Sole Member: 100% Transamerica Corporation	Holding company

AUSA Properties, Inc.	Iowa	100% AEGON USA Realty Advisors, LLC	Own, operate and manage real estate

AWHF2 General Partner, LLC	Delaware	Sole Member: AEGON USA Realty Advisors, LLC	Investments

AXA Equitable AgriFinance, LLC	Delaware	Members: AEGON USA Realty Advisors, LLC (50%); AXA Equitable Life Insurance Company, a non-affiliate of AEGON (50%)	Agriculturally-based real estate advisory services

Barfield Ranch Associates, LLC	Florida	Members: Mitigation Manager, LLC (50%); non-affiliate of AEGON, OBPFL- Barfield, LLC (50%)	Investments

Bay Area Community Investments I, LP	California	Partners: 69.995% Transamerica Life Insurance Company; 29.995% Transamerica Premier Life Insurance Company; 0.01% Transamerica Affordable housing, Inc.	Investments in low income housing tax credit properties

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Bay State Community Investments I, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments in low income housing tax credit properties

Bay State Community Investments II, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments in low income housing tax credit properties

Carle Place Leasehold SPE, LLC	Delaware	Sole Member: Transamerica Financial Life Insurance Company	Lease holder

Cedar Funding, Ltd.	Cayman Islands	100% Transamerica Life Insurance Company	Investments

Commonwealth General Corporation	Delaware	100% Transamerica Corporation	Holding company

Creditor Resources, Inc.	Michigan	100% AUSA Holding, LLC	Credit insurance

CRI Solutions Inc.	Maryland	100% Creditor Resources, Inc.	Sales of reinsurance and credit insurance

Cupples State LIHTC Investors, LLC	Delaware	Sole Member: Garnet LIHTC Fund VIII, LLC	Investments

FD TLIC, Limited Liability Company	New York	100% Transamerica Life Insurance Company	Broadway production

FGH Realty Credit LLC	Delaware	Sole Member: FGH USA, LLC	Real estate

FGH USA LLC	Delaware	Sole Member: RCC North America LLC	Real estate

FGP 90 West Street LLC	Delaware	Sole Member: FGH USA LLC	Real estate

FGP West Street LLC	Delaware	Sole Member: FGP West Mezzanine LLC	Real estate

Fifth FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate

Financial Planning Services, Inc.	District of Columbia	100% Commonwealth General Corporation	Management services

First FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate

Fourth FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate

Garnet Assurance Corporation	Kentucky	100% Transamerica Life Insurance Company	Investments

Garnet Assurance Corporation II	Iowa	100% Commonwealth General Corporation	Business investments

Garnet Assurance Corporation III	Iowa	100% Transamerica Life Insurance Company	Business investments

Garnet Community Investments, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments III, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Business investments

Garnet Community Investments IV, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments V, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments VI, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments VII, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet Community Investments VIII, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments IX, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments X, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments XI, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments XII, LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Investments

Garnet Community Investments XVIII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XX, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXIV, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXV, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investment XXVI, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XXVII, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investment XXVIII, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXIX, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXX, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXI, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXII, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIII, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIV, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXV, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVI, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVII, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVIII, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIX, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet Community Investments XL, LLC	Delaware	Sole Member—Transamerica Life Insurance Company	Investments

Garnet Community Investments XLI, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLIII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLIV, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLVI, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLVII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLVIII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLIX, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet ITC Fund XLIII, LLC	Delaware	Members: Garnet Community Investments XLIII, LLC (0%) asset Manager: non-affiliate of AEGON, Solar TC Corp. (100%) investor Member	Investments

Garnet LIHTC Fund III, LLC	Delaware	Members: Garnet Community Investments III, LLC (0.01%); Jefferson-Pilot Life Insurance Company, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund IV, LLC	Delaware	Members: Garnet Community Investments IV, LLC (0.01%); Goldenrod Asset Management, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund V, LLC	Delaware	Members: Garnet Community Investments V, LLC (0.01%); Lease Plan North America, Inc., a non- AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund VI, LLC	Delaware	Members: Garnet Community Investments VI, LLC (99.99%); Transamerica Life Insurance Company (0.01%)	Investments

Garnet LIHTC Fund VII, LLC	Delaware	Members: Garnet Community Investments VII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non- AEGON affiliate(99.99%)	Investments

Garnet LIHTC Fund VIII, LLC	Delaware	Members: Garnet Community Investments VIII, LLC (99.99%); Transamerica Life Insurance Company (0.01%) J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund IX, LLC	Delaware	Members: Garnet Community Investments IX, LLC (99.99%); Transamerica Life Insurance Company (0.01%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund X, LLC	Delaware	Members: Garnet Community Investments X, LLC (0.01%); Goldenrod Asset Management, a non- AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XI, LLC	Delaware	Members: Garnet Community Investments XI, LLC (99.99%) and Transamerica Life Insurance Company (0.01%)	Investments

Garnet LIHTC Fund XII, LLC	Delaware	Members: Garnet Community Investments XII, LLC (.01%); and the following non-AEGON affiliates: Bank of America, N.A.( 73.39%); J.P. Morgan Chase Bank, N.A. (13.30%); NorLease, Inc. (13.30%)	Investments

Garnet LIHTC Fund XII-A, LLC	Delaware	Members: Garnet Community Investments XII, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII-B, LLC	Delaware	Members: Garnet Community Investments XII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non- AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII-C, LLC	Delaware	Members: Garnet Community Investments XII, LLC (.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIII, LLC	Delaware	Members: Garnet Community Investments XII, LLC (.01%); and the following non-AEGON affiliates: Bank of America, N.A.( 73.39%); J.P. Morgan Chase Bank, N.A. (13.30%); NorLease, Inc. (13.30%)	Investments

Garnet LIHTC Fund XIII-A, LLC	Delaware	Members: Garnet Community Investments XII, LLC (.01%); J.P. Morgan Chase Bank, N.A., a non- AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIII-B, LLC	Delaware	Members: Garnet Community Investments XII, LLC (.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIV, LLC	Delaware	Members: 0.01% Garnet Community Investments, LLC (0.01%); Wells Fargo Bank, N.A. (49.995%); and Goldenrod Asset Management, Inc.(49.995%), both non-AEGON affiliates	Investments

Garnet LIHTC Fund XV, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XVI, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); FNBC Leasing Corporation, a non-AEGON entity (99.99%)	Investments

Garnet LIHTC Fund XVII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Special Situations Investing Group II, LLC, a non-affiliate of AEGON (99.99%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XVIII, LLC	Delaware	Members: Garnet Community Investments XVIII, LLC (0.01%); Verizon Capital Corp., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIX, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XX, LLC	Delaware	Sole Member—Garnet Community Investments XX, LLC	Investments

Garnet LIHTC Fund XXI, LLC	Delaware	Sole Member: Garnet Community Investments, LLC	Investments

Garnet LIHTC Fund XXII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXIII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Idacorp Financial Services, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXIV, LLC	Delaware	Members: Garnet Community Investments XXIV, LLC (0.01% as Managing Member); Transamerica Life Insurance Company (21.26%); non- affiliates of AEGON: New York Life Insurance Company (25.51%), New York Life Insurance and Annuity Corporation (21.73%) and Principal Life Insurance Company (31.49%)	Investments

Garnet LIHTC Fund XXV, LLC	Delaware	Members: Garnet Community Investment XXV, LLC (0.01%); Garnet LIHTC Fund XXVIII LLC (1%); non-affiliates of AEGON: Mt. Hamilton Fund, LLC (97.99%); Google Affordable housing I LLC (1%)	Investments

Garnet LIHTC Fund XXVI, LLC	Delaware	Members: Garnet Community Investments XXVI, LLC (0.01%); American Income Life Insurance Company, a non-affiliate of AEGON (99.99%)	Investments

Garnet LIHTC Fund XXVII, LLC	Delaware	Members: Garnet Community Investments XXVII, LLC (0.01%); Transamerica Life Insurance Company (16.7045%); non-affiliates of AEGON: Aetna Life Insurance Company (30.2856%); New York Life Insurance Company (22.7142%); ProAssurance Casualty Company (3.6343%); ProAssurance Indemnity Company (8.4800%); State Street Bank and Trust Company (18.1714%)	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XXVIII, LLC	Delaware	Members: Garnet Community Investments XXVIII LLC (0.01%); non- affiliates of AEGON: USAA Casualty Insurance Company (17.998%); USAA General Indemnity Company (19.998%); USAA Life Insurance Company (3.999%); United Services Automobile Association (57.994%)	Investments

Garnet LIHTC Fund XXIX, LLC	Delaware	Members: Garnet Community Investments XXIX, LLC (.01%); non- affiliate of AEGON: Bank of America, N.A. (99.99%)	Investments

Garnet LIHTC Fund XXX, LLC	Delaware	Members: Garnet Community Investments XXX, LLC (0.01%); non- affiliate of AEGON, New York Life Insurance Company (99.99%)	Investments

Garnet LIHTC Fund XXXI, LLC	Delaware	Members: Garnet Community Investments XXXI, LLC (0.1%); non- affiliates of AEGON: Thunderbolt Peak Fund, LLC (98.99%); Google Affordable housing I, LLC (1%)	Investments

Garnet LIHTC Fund XXXII, LLC	Delaware	Sole Member: Garnet Community Investments XXXVII, LLC.	Investments

Garnet LIHTC Fund XXXIII, LLC	Delaware	Members: Garnet Community Investment XXXIII, LLC (0.01%); non- affiliate of AEGON, NorLease, Inc. (99.99%)	Investments

Garnet LIHTC Fund XXXIV, LLC	Delaware	Members: Garnet Community Investments XXXIV, LLC (99.99%) and Transamerica Premier Life Insurance Company (0.01%)	Investments

Garnet LIHTC Fund XXXV, LLC	Delaware	Members: Garnet Community Investment XXXV, LLC (0.01%); non- affiliate of AEGON, Microsoft Corporation (99.99%)	Investments

Garnet LIHTC Fund XXXVI, LLC	Delaware	Members: Garnet Community Investments XXXVI, LLC (1%) as managing Member; JPM Capital Corporation, a non-AEGON affiliate (99%) as investor Member	Investments

Garnet LIHTC Fund XXXVII, LLC	Delaware	Members: Garnet Community Investments XXXVII, LLC (.01%); LIH Realty Corporation, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXXVIII, LLC	Delaware	Members: Garnet Community Investments XXXVIII, LLC, non- Member Manager; non-affiliate of AEGON, Norlease, Inc. (100%)	Investments

Garnet LIHTC Fund XXXIX, LLC	Delaware	Members: Garnet Community Investments XXXIX, LLC at 1% managing Member and non-AEGON affiliate, FNBC Leasing Corporation as the 99% investor Member.	Investments

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XL, LLC	Delaware	Members: Garnet Community Investments XL, LLC as a .01% Member and non-AEGON affiliate, Partner Reinsurance Company of the U.S. as the 99.99% Member.	Investments

Garnet LIHTC Fund XLI, LLC	Delaware

Members: Transamerica Life Insurance Company (9.990%) and Garnet Community Investments XLI, LLC (.01% managing Member); non- AEGON affiliates : BBCN Bank (1.2499%), East West Bank (12.4988%), Opus Bank (12.4988%),

Standard Insurance Company (24.9975%), Mutual of Omaha (12.4988%), Pacific Western Bank (7.4993%) and Principal Life Insurance Company (18.7481%).

Investments

Ganet LIHTC Fund XLII, LLC	Delaware	Members: Garnet Community Investments XLII, LLC (.01%) managing Member; non-affiliates of AEGON: Community Trust Bank (83.33%) investor Member; Metropolitan Bank (16.66%) investor Member.	Investments

Garnet LIHTC Fund XLIV-A, LLC	Delaware	Sole Member: ING Capital, LLC; Asset Manager: Garnet Community Investments XLIV, LLC (0% interest)	Investments

Garnet LIHTC Fund XLIV-B, LLC	Delaware	Sole Member: Lion Capital Delaware, Inc.; Asset Manager: Garnet Community Investments XLIV, LLC (0% interest)	Investments

Garnet LIHTC Fund XLVI, LLC	Delaware	Members: Garnet Community Investments XLVI, LLC (0.01%) managing Member; non-affiliate of AEGON, Standard Life Insurance Company (99.99%) investor Member	Investments

Garnet LIHTC Fund XLVII, LLC	Delaware	Members: Garnet Community Investments XLVII, LLC (1%) managing Member; Transamerica Premire Life Insurance Company (14%) investor Member; non-affiliate of AEGON: Citibank, N.A. (49%) investor Member; New York Life Insurance Company (20.5%) investor Member and New York Life Insurance and Annuity Corporation (15.5%) investor Member.	Investments

Garnet LIHTC Fund XLVIII, LLC	Delaware	Members: Transamerica Financial Life Insurance Company (75.18%) and Garnet Community Investments XXXLVIII, LLC (.01%); non-affiliates of AEGON: U.S. Bancorp Community Development Corporation (21.04%), American Republic Insurance Company (2.84%), Bank of Hope (.93%)	Investments

Horizons Acquisition 5, LLC	Florida	Sole Member—PSL Acquisitions Operating, LLC	Development company

Horizons St. Lucie Development, LLC	Florida	Sole Member—PSL Acquisitions Operating, LLC	Development company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Imani Fe, LP	California	Partners: Garnet LIHTC Fund XIV, LL (99.99% investor limited partner); Transamerica Affordable Housing, Inc. (non-owner special limited partner); non- affiliates of AEGON: ABS Imani Fe, LLC (.0034% class A limited partner); TAH Imani Fe GP, LLC (.0033% co-general partner); Grant Housing and Economic Development Corporation (.0033% managing general partner)	Affordable housing

InterSecurities Insurance Agency, Inc.	California	100% Transamerica Premier Life Insurance Company	Insurance agency

Interstate North Office Park GP, LLC	Delaware	Sole Member: Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park, LP	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park Owner, LLC	Delaware	Sole Member: RCC North America LLC	Investments

Interstate North Office Park (Land) GP, LLC	Delaware	Sole Member: Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park (Land) LP	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Investors Warranty of America, LLC	Iowa	Sole Member: RCC North America LLC	Leases business equipment

Ironwood Re Corp.	Hawaii	100% Commonwealth General Corporation	Captive insurance company

LCS Associates, LLC	Delaware	Sole Member: RCC North America LLC	Investments

Life Investors Alliance LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Purchase, own, and hold the equity interest of other entities

LIHTC Fund 53, LLC	Delaware	Non-Member Manager, AEGON Community Investments 53, LLC (0%); non-affiliates of AEGON: Bank of America, National Association (98%); MUFG Union Bank, N.A. (2%)	Investments

LIHTC Fund 56, LLC	Delaware	Members: Managing Member—Aegon Community Investments 56, LLC (0%); non-affiliates of AEGON, Bank of America, National Association (90%) and MUFG Union Bank, N.A. (10%)	Investments

LIHTC Fund 59, LLC	Delaware	Member: Aegon Community Investments 59, LLC	Investments

LIHTC Fund XLV, LLC	Delaware	Non-Member Manager: Garnet Community Investments XLV, LLC (0%)	Investments

LIHTC Fund XLIX, LLC	Delaware	Sole Member: Garnet Community Investments XLIX, LLC	Investments

LIICA Re II, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Massachusetts Fidelity Trust Company	Iowa	100% AUSA Holding, LLC	Trust company

Mitigation Manager, LLC	Delaware	Sole Member: RCC North America LLC	Investments

MLIC Re I, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company

Money Services, Inc.	Delaware	100% AUSA Holding, LLC	Provides certain financial services for affiliates including, but not limited to, certain intellectual property, computer and computer- related software and hardware services, including procurement and contract services to some or all of the Members of the AEGON Group in the United States and Canada.

Monumental Financial Services, Inc.	Maryland	100% Transamerica Corporation	DBA in the State of West Virginia for United Financial Services, Inc.

Monumental General Administrators, Inc.	Maryland	100% AUSA Holding, LLC	Provides management services to unaffiliated third party administrator

Natural Resources Alternatives Portfolio I, LLC	Delaware	Members: Transamerica Life Insurance Company (64%); Transamerica Premier Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%); Managing Member: AEGON USA Realty Advisors, LLC	Investment vehicle—to invest in Natural Resources

Oncor Insurance Services, LLC	Iowa	Sole Member—Life Investors Financial Group, Inc.	Direct sales of term life insurance

Osceola Mitigation Partners, LLC	Florida	Members: Mitigation Manager, LLC (50%); non-affiliate of AEGON, OBPFL- MITBK, LLC (50%)	Investmetns

Pearl Holdings, Inc. I	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company

Pearl Holdings, Inc. II	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company

Peoples Benefit Services, LLC	Pennsylvania	Sole Member—Transamerica Life Insurance Company	Marketing non-insurance products

Pine Falls Re, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company

Placer 400 Investors, LLC	California	Members: RCC North Amerivca LLC (50%); non-affiliate of AEGON, AKT Placer 400 Investors, LLC (50%)	Investments

Primus Guaranty, Ltd.	Bermuda	Members: Transamerica Life Insurance Company (20% 13.1%) and non- affiliates of AEGON and the public holders own the remainder.	Provides protection from default risk of investment grade corporate and sovereign issues of financial obligations.

PSL Acquisitions Operating, LLC	Iowa	Sole Member: RCC North America LLC	Owner of Core subsidiary entities

RCC North America LLC	Delaware	Sole Member: Transamerica Corporation	Real estate

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Real Estate Alternatives Portfolio 2 LLC	Delaware	Members are: Transamerica Life Insurance Company (92.%); Transamerica Financial Life Insurance Company (7.5%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 3 LLC	Delaware	Members are: Transamerica Life Insurance Company (74.4% ); Transamerica Premier Life Insurance Company (25.6%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 3A, Inc.	Delaware	Members: Transamerica Premier Life Insurance Company (37%); Transamerica Financial Life Insurance Company (9.4%); Transamerica Life Insurance Company (53.6%).	Real estate alternatives investment

Real Estate Alternatives Portfolio 4 HR, LLC	Delaware	Members: Transamerica Life Insurance Company (64%); Transamerica Premier Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

Real Estate Alternatives Portfolio 4 MR, LLC	Delaware	Members: Transamerica Life Insurance Company (64%); Transamerica Premier Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

River Ridge Insurance Company	Vermont	100% AEGON Management Company	Captive insurance company

SB Frazer Owner, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Second FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate

Seventh FGP LLC	Delaware	Sole Member: FGH USA LLC	Real estate

Short Hills Management Company	New Jersey	100% Transamerica Corporation	Dormant

St. Lucie West Development Company, LLC	Florida	Sole Member—PSL Acquisitions Operating, LLC	Development company

Stonebridge Benefit Services, Inc.	Delaware	100% Commonwealth General Corporation	Health discount plan

TABR Realty Services, LLC	Delaware	Sole Member: AUSA Holding, LLC	Real estate investments

TAH-MCD IV, LLC	Iowa	Sole Member—Transamerica Affordable Housing, Inc.	Serve as the general partner for McDonald Corporate Tax Credit Fund IV Limited Partnership.

TAH Pentagon Funds, LLC	Iowa	Sole Member—Transamerica Affordable Housing, Inc.	Serve as a general partner in a lower-tier tax credit entity

TAHP Fund 1, LLC	Delaware	Sole Member—Garnet LIHTC Fund IX, LLC	Real estate investments

TAHP Fund 2, LLC	Delaware	Sole Member—Garnet LIHTC Fund VIII, LLC	Low incoming housing tax credit

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
TAHP Fund VII, LLC	Delaware	Investor Member: Garnet LIHTC Fund XIX, LLC	Real estate investments

TCF Asset Management Corporation	Colorado	100% TCFC Asset Holdings, Inc.	A depository for foreclosed real and personal property.

TCFC Air Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

TCFC Asset Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

The AEGON Trust Advisory Board: Mark W. Mullin, Alexander R. Wynaendts, and Jay Orlandi	Delaware	100% AEGON International B.V.	Voting Trust

THH Acquisitions, LLC	Iowa	Sole Member—Transamerica Life Insurance Company	Acquirer of Core South Carolina mortgage loans from Investors Warranty of America, LLC and holder of foreclosed real estate.

TLIC Oakbrook Reinsurance, Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company

TLIC Riverwood Reinsurance, Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company

TLIC Watertree Reinsurance Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company

Tradition Development Company, LLC	Florida	Sole Member—PSL Acquisitions Operating, LLC	Development company

Tradition Irrigation Company, LLC	Florida	Sole Member—PSL Acquisitions Operating, LLC	Irrigation company

Tradition Land Company, LLC	Iowa	Sole Member: RCC North America LLC	Acquirer of Core Florida mortgage loans from Investors Warranty and holder of foreclosed real estate.

Transamerica Accounts Holding Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Advisors Life Insurance Company	Arkansas	100% Transamerica Corporation	Insurance company

Transamerica Affinity Marketing Corretora de Seguros Ltda.	Brazil	749,000 quota shares owned by AEGON DMS Holding B.V.; 1 quota share owned by AEGON International B.V.	Brokerage company

Transamerica Affinity Services, Inc.	Maryland	100% AEGON Direct Marketing Services, Inc.	Marketing company

Transamerica Affordable housing, Inc.	California	100% Transamerica Realty Services, LLC	General partner LHTC Partnership

Transamerica Agency Network, Inc.	Iowa	100% AUSA Holding, LLC	Special purpose subsidiary

Transamerica Asset Management, Inc.	Florida	Transamerica Premier Life Insurance Company owns 77%; AUSA Holding, LLC owns 23%.	Fund advisor

Transamerica Aviation LLC	Delaware	Sole Member: TCFC Air Holdings, Inc.	Special purpose corporation

Transamerica (Bermuda) Services Center, Ltd.	Bermuda	100% AEGON International B.V.	Special purpose corporation

Transamerica Capital, Inc.	California	100% AUSA Holding, LLC	Broker/Dealer

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Casualty Insurance Company	Iowa	100% Transamerica Corporation	Insurance company

Transamerica Commercial Finance Corporation, I	Delaware	100% Transamerica Finance Corporation	Holding company

Transamerica Consumer Finance Holding Company	Delaware	100% TCFC Asset Holdings, Inc.	Consumer finance holding company

Transamerica Corporation	Delaware	100% The AEGON Trust	Major interest in insurance and finance

Transamerica Corporation	Oregon	100% Transamerica Corporation	Holding company

Transamerica Distribution Finance—Overseas, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Commercial Finance

Transamerica Finance Corporation	Delaware	100% Transamerica Corporation	Commercial & Consumer Lending & equipment leasing

Transamerica Financial Advisors, Inc.	Delaware	1,000 shares owned by AUSA Holding, LLC; 209 shares owned by Commonwealth General Corporation; 729 shares owned by AEGON Asset Management Services, Inc.	Broker/Dealer

Transamerica Financial Life Insurance Company	New York	88% Transamerica Corporation; 12% Transamerica Life Insurance Company	Insurance

Transamerica Fund Services, Inc.	Florida	Transamerica Premier Life Insurance Company owns 44%; AUSA Holding, LLC owns 56%	Mutual fund

Transamerica Home Loan	California	100% Transamerica Consumer Finance Holding Company	Consumer mortgages

Transamerica Insurance Marketing Asia Pacific Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Insurance intermediary

Transamerica International Direct Marketing Consultants, LLC	Maryland	Members: 51% Beth Lewellyn; 49% AEGON Direct Marketing Services, Inc.	Provide consulting services ancillary to the marketing of insurance products overseas.

Transamerica International RE (Bermuda) Ltd.	Bermuda	100% Transamerica Corporation	Reinsurance

Transamerica International Re Escritório de Representação no Brasil Ltd	Brazil	95% Transamerica International Re(Bermuda) Ltd.; 5% Commonwealth General Corporation	Insurance and reinsurance consulting

Transamerica Investment Management, LLC	Delaware	Sole Member—AEGON USA Asset Management Holding, LLC	Investment advisor

Transamerica Investors Securities Corporation	Delaware	100% Transamerica Retirement Solutions, LLC	Broker/Dealer

Transamerica Leasing Holdings Inc.	Delaware	100% Transamerica Finance Corporation	Holding company

Transamerica Life Insurance Company	Iowa	100%—Commonwealth General Corporation	Insurance

Transamerica Life (Bermuda) Ltd.	Bermuda	100% Transamerica Life Insurance Company	Long-term life insurer in Bermuda — will primarily write fixed universal life and term insurance

Transamerica Pacific Insurance Company, Ltd.	Hawaii	100% Commonwealth General Corporation	Life insurance

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Premier Life Insurance Company	Iowa	100% Commonwealth General Corporation	Insurance Company

Transamerica Pyramid Properties LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Realty limited liability company

Transamerica Realty Investment Properties LLC	Delaware	Sole Member: Transamerica Premier Life Insurance Company	Realty limited liability company

Transamerica Redwood Park, LLC	Delaware	Sole Member—Transamerica Corporation	Hold property interests in Redwood Park in California

Transamerica Resources, Inc.	Maryland	100% Monumental General Administrators, Inc.	Provides education and information regarding retirement and economic issues.

Transamerica Retirement Advisors, LLC	Delaware	Sole Member: Transamerica Retirement Solutions, LLC	Investment advisor

Transamerica Retirement Insurance Agency, LLC	Delaware	Sole Member: Transamerica Retirement Solutions, LLC	Conduct business as an insurance agency.

Transamerica Retirement Solutions, LLC	Delaware	Sole Member: AUSA Holding, LLC	Retirement plan services.

Transamerica Small Business Capital, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Stable Value Solutions Inc.	Delaware	100% Commonwealth General Corporation	Principle Business: Provides management services to the stable value division of AEGON insurers who issue synthetic GIC contracts.

Transamerica Travel and Conference Services, LLC	Iowa	Sole Member: Money Services, Inc.	Travel and conference services

Transamerica Vendor Financial Services Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Provides commercial leasing

Transamerica Ventures, LLC	Delaware	Sole Member: AUSA Holding, LLC	Investments

Transamerica Ventures Fund, LLC	Delaware	100% AUSA Holding, LLC	Investments

United Financial Services, Inc.	Maryland	100% Transamerica Corporation	General agency

Universal Benefits, LLC	Iowa	Sole Member: AUSA Holding, LLC	Third party administrator

US PENG, INC.	Delaware	Sole Member: AEGON Levensverzekering N.V.	Energy investment strategy

WFG Insurance Agency of Puerto Rico, Inc.	Puerto Rico	100% World Financial Group Insurance Agency, Inc.	Insurance agency

WFG Properties Holdings, LLC	Georgia	Sole Member: World Financial Group, Inc.	Marketing

WFG Reinsurance Limited	Hawaii	51% owned by World Financial Group, Inc.; remaining 49% is annually offered to independent contractors associated with WFG Reinsurance Ltd.	Reinsurance

WFG Securities Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Mutual fund dealer

World Financial Group Canada Inc.	Canada	100% World Financial Group Holding Company of Canada Inc.	Marketing

World Financial Group Holding Company of Canada Inc.	Canada	100% Commonwealth General Corporation	Holding company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
World Financial Group, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Marketing

World Financial Group Insurance Agency of Canada Inc.	Ontario	50% World Financial Group Holding Co. of Canada Inc.; 50% World Financial Group Subholding Co. of Canada Inc.	Insurance agency

World Financial Group Insurance Agency of Hawaii, Inc.	Hawaii	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Massachusetts, Inc.	Massachusetts	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Wyoming, Inc.	Wyoming	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency, Inc.	California	100% Transamerica Premier Life Insurance Company	Insurance agency

World Financial Group Subholding Company of Canada Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Holding company

Yarra Rapids, LLC	Delaware	Members are: Real Estate Alternatives Portfolio 4MR, LLC (49%) and non- AEGON affiliate (51%)	Real estate investments

Zahorik Company, Inc.	California	100% AUSA Holding, LLC	Inactive

Zero Beta Fund, LLC	Delaware	Members are: Transamerica Life Insurance Company (33.06%); Transamerica Premier Life Insurance Company (36.40%); Transamerica Financial Life Insurance Company (18.13%); Transamerica Pacific Insurance Company, Ltd. (12.41%). Manager: AEGON USA Investment Management LLC	Aggregating vehicle formed to hold various fund investments.

Item 27.     Number of Contract Owners

As of April 30, 2019, there were 903 Contract owners.

Item 28.     Indemnification

The Iowa Code (Sections 490.850 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies producers for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

(a)	Transamerica Capital, Inc. serves as the principal underwriter for:

Transamerica Capital, Inc. serves as the principal underwriter for the Retirement Builder Variable Annuity Account, Separate Account VA B, Separate Account VA Q, Separate Account VA FF, Separate Account VA HH, Separate Account VA-1, Separate Account VA-2L, Separate Account VA-5, Separate Account VA-6, Separate Account VA-7, Separate Account VA-8, Separate Account Fund B, Separate Account Fund C, Transamerica Corporate Separate Account Sixteen, Transamerica Separate Account R3, Separate Account VL, Separate Account VUL-1; Separate Account VUL-2, Separate Account VUL-3, Separate Account VUL-4, Separate Account VUL-5, Separate Account VUL-6, Separate Account VUL-A, and Variable Life Account A. These accounts are separate accounts of Transamerica Life Insurance Company.

Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA BNY, Separate Account VA QNY, TFLIC Separate Account VNY, Separate Account VA-2LNY, TFLIC Separate Account C, Separate Account VA-5NLNY, Separate Account VA-6NY, TFLIC Series Annuity Account, TFLIC Series Life Account, TFLIC Pooled Account No. 44, Transamerica Variable Funds, ML of New York Variable Annuity Separate Account A, ML of New York Variable Annuity Separate Account B, ML of New York Variable Annuity Separate Account C, ML of New York Variable Annuity Separate Account D, ML of New York Variable Life Separate Account, and ML of New York Variable Life Separate Account II. These accounts are separate accounts of Transamerica Financial Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Separate Account VA BB, Separate Account VA CC, Separate Account VA U, Separate Account VA V, Separate Account VA AA, WRL Series Annuity Account, WRL Series Annuity Account B, WRL Series Life Account, WRL Series Life Account G, WRL Series Life Corporate Account and Separate Account VL E. This account is a separate account of Transamerica Premier Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Merrill Lynch Life Variable Annuity Separate Account, Merrill Lynch Life Variable Annuity Separate Account A, Merrill Lynch Life Variable Annuity Separate Account B, Merrill Lynch Life Variable Annuity Separate Account C, Merrill Lynch Life Variable Annuity Separate Account D, Merrill Lynch Variable Life Separate Account, and Merrill Lynch Life Variable Life Separate Account II. These accounts are separate accounts of Transamerica Advisors Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Transamerica Series Trust, Transamerica Funds, Transamerica Investors, Inc., and Transamerica Asset Allocation Variable Funds.

(b)	Directors and Officers of Transamerica Capital, Inc.:

Name	Principal Business Address	Position and Offices with Underwriter

Brian Beitzel	(2)	Director, Treasurer and Chief Financial Officer

Joe Boan	(1)	Director and Vice President

David R. Paulsen	(3)	Director, Chief Executive Officer, President and Chairman of the Board

Doug Hellerman	(3)	Chief Compliance Officer

Gregory E. Miller-Breetz	(1)	Secretary

Vincent J. Toner	(3)	Vice President

Alison Ryan	(3)	Assistant Secretary

(1)	100 Light Street, Floor B1, Baltimore, MD 21202
(2)	4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001
(3)	1801 California Street, Suite 5200, Denver, CO 80202

(c)    Compensation to Principal Underwriter:

Name of Principal Underwriter	Net Underwriting Discounts and Commissions(1)	Compensation on Redemption	Brokerage Commissions	Compensation
Transamerica Capital, Inc.	1,777,608	0	0	0

(1)    Fiscal Year 2018

Item 30.    Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Manager Regulatory Filing Unit, Transamerica Life Insurance Company at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499.

Item 31.    Management Services.

All management Contracts are discussed in Part A or Part B.

Item 32.    Undertakings

(a)        Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Premiums under the Contract may be accepted.

(b)        Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or (ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.

(c)        Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Transamerica Life Insurance Company at the address or phone number listed in the Prospectus.

(d)        Transamerica Life Insurance Company hereby represents that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica Life Insurance Company.

SECTION 403(B) REPRESENTATIONS

Transamerica Life Insurance Company represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

TEXAS ORP REPRESENTATION

The Registrant intends to offer policies to participants in the Texas Option Retirement Program. In connection with that offering, the Registrant is relying on Rule 6c-7 under the Investment Company Act of 1940 and is complying with, or shall comply with, paragraphs (a) – (d) of that Rule.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Denver and State of Colorado, on this 1st day of July, 2019.

MERRILL LYNCH LIFE VARIABLE ANNUITY SEPARATE ACCOUNT A
Registrant

TRANSAMERICA LIFE INSURANCE COMPANY
Depositor

*
Blake S. Bostwick
Director and President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

* Blake S. Bostwick	Director and President	July 1, 2019

* Eric J. Martin	Controller, Senior Vice President and Assistant Treasurer	July 1, 2019

* Mark W. Mullin	Director and Chairman of the Board	July 1, 2019

* Jay Orlandi	Director, Executive Vice President, Secretary and General Counsel	July 1, 2019

* David Schulz	Director, Chief Tax Officer and Senior Vice President	July 1, 2019

* C. Michiel van Katwijk	Director, Executive Vice President, Chief Financial Officer and Treasurer	July 1, 2019

/s/ Brian Stallworth Brian Stallworth	Assistant Secretary	July 1, 2019

*	By: Brian Stallworth – Attorney-in-Fact pursuant to Powers of Attorney filed previously and/or herewith.

Registration No.

333-

811 - 06459

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS

TO

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FOR

MERRILL LYNCH RETIREMENT POWERSM

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Page No. *
1(b)	Resolution of the Board of Directors of Transamerica Life Insurance Company Approving Plan of Merger with Transamerica Advisors Life Insurance Company.
1(c)	Resolution of the Board of Directors of Transamerica Advisors Life Insurance Company Approving Plan of Merger with Transamerica Life Insurance Company
9	Opinion and Consent of Counsel
10	Consent of Independent Registered Public Accounting Firm
13	Powers of Attorney

* Page numbers included only in manually executed original.